11/15


05012521

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Malayan Banking Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

FILE NO. 82- 34861 FISCAL YEAR 6-30-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/15/05



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 26/08/2005 05:24:10 PM
Reference No MB-050824-57770

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram binti Husin**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30/06/2005**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

*** Financial Year End** : **30/06/2005**

*** The figures** : ● have been audited ○ have not been audited

Please attach the full Quarterly Report here:



PL, BS, Equity stmt, cashflow.xl Business Segment Reporting - June 05. Notes to the Accounts.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2005	30/06/2004	30/06/2005	30/06/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,659,447	3,365,745	11,215,887	10,404,296
2	Profit/(loss) before tax	808,295	828,124	3,494,492	3,358,597
3	Profit/(loss) after tax and minority interest	567,295	646,721	2,502,526	2,424,511

4	Net profit/(loss) for the period	567,295	646,721	2,502,526	2,424,511
5	Basic earnings/(loss) per share (sen)	15.30	18.00	68.40	67.30
6	Dividend per share (sen)	60.00	25.00	102.50	60.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	4.4100	4.0600

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2005	30/06/2004	30/06/2005	30/06/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	1,120,914	948,031	4,319,010	3,849,701
2	Gross interest income	1,851,029	1,803,657	7,564,457	7,237,439
3	Gross interest expense	753,172	745,960	3,304,723	3,097,509

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD

(3813-K)

100, Jalan Tun Perak

50050 Kuala Lumpur

AUDITED INCOME STATEMENT OF THE GROUP FOR THE YEAR ENDED 30 JUNE 2005

	Quarter Ended June 2005 RM'000	Quarter Ended June 2004 RM'000	Year Ended June 2005 RM'000	Year Ended June 2004 RM'000
Interest income	1,851,029	1,803,657	7,564,457	7,237,439
Interest expense	(753,172)	(745,960)	(3,304,723)	(3,097,509)
Net interest income	1,097,857	1,057,697	4,259,734	4,139,930
Income from Islamic Banking Scheme operations:				
Gross operating income	194,880	193,859	794,802	623,529
Profit equalisation reserves	(1,668)	(43,249)	(83,731)	(101,559)
	193,212	150,610	711,071	521,970
	1,291,069	1,208,307	4,970,805	4,661,900
Non-interest income	535,217	418,005	2,159,149	1,779,994
Net income	1,826,286	1,626,312	7,129,954	6,441,894
Overhead expenses	(705,372)	(678,281)	(2,810,944)	(2,592,193)
Operating Profit	1,120,914	948,031	4,319,010	3,849,701
Loan loss and provision	(310,353)	(122,150)	(823,814)	(494,457)
	810,561	825,881	3,495,196	3,355,244
Share of profits in associated companies	(2,266)	2,243	(704)	3,353
Profit before taxation	808,295	828,124	3,494,492	3,358,597
Taxation & Zakat	(232,747)	(169,375)	(950,247)	(888,510)
Profit after taxation before Minority Interest	575,548	658,749	2,544,245	2,470,087
Minority Interest	(8,253)	(12,028)	(41,719)	(45,576)
Net profit for the year	567,295	646,721	2,502,526	2,424,511
Earnings per share				
Basic	15.3 sen	18.0 sen	68.4 sen	67.3 sen
Fully diluted	15.1 sen	18.0 sen	67.6 sen	67.3 sen

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

AUDITED INCOME STATEMENT OF THE BANK FOR THE YEAR ENDED 30 JUNE 2005

	Quarter Ended June 2005 RM'000	Quarter Ended June 2004 RM'000	Year Ended June 2005 RM'000	Year Ended June 2004 RM'000
Interest income	1,700,331	1,258,179	6,675,881	5,297,626
Interest expense	(665,380)	(483,478)	(2,868,263)	(2,281,630)
Net interest income	1,034,951	774,701	3,807,618	3,015,996
Income from Islamic Banking Scheme operations:				
Gross operating income	179,402	138,286	707,966	426,614
Profit equalisation reserves	(1,981)	(48,261)	(79,207)	(91,939)
	177,421	90,025	628,759	334,675
	1,212,372	864,726	4,436,377	3,350,671
Non-interest income:				
Dividend from subsidiaries	5,000	3,300	2,929,037	587,867
Other Non- interest income	411,723	327,145	1,673,106	1,369,058
	416,723	330,445	4,602,143	1,956,925
Net income	1,629,095	1,195,171	9,038,520	5,307,596
Overhead expenses	(644,115)	(549,274)	(2,424,056)	(1,984,570)
Operating Profit	984,980	645,897	6,614,464	3,323,026
Loan loss and provision	(192,539)	(212,569)	(1,296,231)	(439,651)
Profit before taxation	792,441	433,328	5,318,233	2,883,375
Taxation & Zakat	(216,178)	(113,245)	(1,508,590)	(791,304)
Profit after taxation	576,263	320,083	3,809,643	2,092,071

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

AUDITED BALANCE SHEETS OF MAYBANK AND THE GROUP AS AT 30 JUNE 2005

	GROUP		BANK	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
ASSETS				
Cash and short-term funds	22,596,444	23,009,080	18,479,404	19,527,827
Deposits and placements with financial institutions	9,324,796	6,686,790	9,975,736	6,129,488
Securities purchased under resale agreements	299,857	733,631	296,871	722,892
Dealing securities	629,110	299,557	230,617	163,807
Investment securities	27,631,906	28,704,562	21,897,560	22,700,140
Loans and advances	119,593,814	109,294,350	115,481,632	86,718,412
Other assets	1,664,333	1,851,426	993,599	827,980
Statutory deposits with Central Banks	4,228,781	3,644,199	4,051,998	2,855,634
Investment in subsidiary companies	-	-	1,915,978	1,869,229
Investment in associated companies	20,048	18,907	10,640	9,740
Property, plant and equipment	1,341,569	1,382,822	1,188,926	1,036,638
Deferred tax assets	963,946	1,261,643	911,752	989,362
Life and Family Takaful fund assets	3,600,656	2,620,460	-	-
TOTAL ASSETS	191,895,260	179,507,427	175,434,713	143,551,149
LIABILITIES				
Deposits from customers	131,068,045	123,365,942	118,275,713	96,868,877
Deposits and placements of banks and other financial institutions	18,361,182	14,498,206	19,874,194	14,177,337
Obligations on securities sold under repurchase agreements	7,627,695	6,988,031	7,422,269	6,338,687
Bills and acceptances payable	2,358,124	3,319,429	2,692,568	5,746,147
Other liabilities	3,130,142	3,173,396	3,140,403	1,815,950
Recourse obligation on loans sold to Cagamas	4,990,773	6,532,046	4,990,773	2,711,118
Provision for taxation and zakat	880,205	932,330	855,514	790,000
Deferred tax liabilities	20,685	10,806	-	-
Subordinated obligations	3,004,000	3,004,000	3,004,000	3,004,000
Life and Family Takaful fund liabilities	120,506	101,491	-	-
Life and Family Takaful policy holders' funds	3,480,150	2,518,969	-	-
TOTAL LIABILITIES	175,041,507	164,444,646	160,255,434	131,452,116

MALAYAN BANKING BERHAD
(3813-K)

AUDITED BALANCE SHEETS OF MAYBANK & THE GROUP AS AT 30 JUNE 2005

	GROUP		BANK	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
SHAREHOLDERS' EQUITY				
Share capital	3,721,053	3,600,172	3,721,053	3,600,172
Reserves	12,680,256	11,023,264	11,458,226	8,498,861
	16,401,309	14,623,436	15,179,279	12,099,033
MINORITY INTEREST	452,444	439,345	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	191,895,260	179,507,427	175,434,713	143,551,149
COMMITMENTS AND CONTINGENCIES	109,451,821	92,376,859	107,615,751	86,909,280
CAPITAL ADEQUACY				
Without deducting proposed dividend *				
Core capital ratio:				
Credit risk	11.71%	10.89%	11.28%	11.54%
Credit and market risks	11.45%	**	11.07%	**
Risk-weighted capital ratio:				
Credit risk	15.36%	15.62%	14.12%	14.74%
Credit and market risks	15.02%	**	13.86%	**
After deducting proposed dividend				
Core capital ratio:				
Credit risk	10.50%	10.37%	10.00%	11.54%
Credit and market risks	10.27%	**	9.81%	**
Risk-weighted capital ratio:				
Credit risk	14.15%	15.10%	12.84%	14.07%
Credit and market risks	13.84%	**	12.61%	**
Net tangible assets per share	RM4.41	RM4.06	RM4.08	RM3.36

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

** The Bank Negara Malaysia Guidelines on Market Risk Capital Adequacy Framework are effective from 1 April 2005.

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

AUDITED STATEMENTS OF CHANGES IN EQUITY OF THE GROUP FOR THE YEAR ENDED 30 JUNE 2005

GROUP

	<=====Non Distributable				=====>	Distributable	
	Share Capital	Share Premium	Statutory Reserve	Capital Reserve	Exchange Fluctuation Reserve	Retained Profits	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences representing net loss not recognised in the income statement	-	-	-	-	(3,894)	-	(3,894)
Net profit for the year	-	-	-	-	-	2,424,511	2,424,511
Transfer to statutory reserve	-	-	527,991	-	-	(527,991)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,894	-	-	-	-	65,490
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(1,347,904)	(1,347,904)
At 30 June 2004	3,600,172	500,566	4,274,198	15,250	38,188	6,195,062	14,623,436
Currency translation differences	-	-	-	-	11,050	-	11,050
Net accretion from increased interest in subsidiaries	-	-	-	-	-	3,177	3,177
Net gain not recognised in the income statement	-	-	-	-	11,050	3,177	14,227
Net profit for the year	-	-	-	-	-	2,502,526	2,502,526
Statutory reserve of the finance subsidiary no longer required upon transfer of business to the Bank, transferred to retained profits	-	-	(551,250)	-	-	551,250	-
Transfer to statutory reserve	-	-	242,520	-	-	(242,520)	-
Issue of ordinary shares pursuant to ESOS	120,881	1,000,551	-	-	-	-	1,121,432
Dividends	-	-	-	-	-	(1,860,312)	(1,860,312)
At 30 June 2005	3,721,053	1,501,117	3,965,468	15,250	49,238	7,149,183	16,401,309

AUDITED STATEMENTS OF CHANGES IN EQUITY OF THE BANK FOR THE YEAR ENDED 30 JUNE 2005

BANK

	Non Distributable					Distributable	
	Share Capital	Share Premium	Statutory Reserve	Capital Reserve	Exchange Fluctuation Reserve	Retained Profits	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 July 2003	3,589,465	444,672	3,113,225	-	66,987	4,062,078	11,276,427
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	12,949	-	12,949
Net profit for the year	-	-	-	-	-	2,092,071	2,092,071
Transfer to statutory reserve	-	-	523,100	-	-	(523,100)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,894	-	-	-	-	65,490
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(1,347,904)	(1,347,904)
At 30 June 2004	3,600,172	500,566	3,636,325	-	79,936	4,282,034	12,099,033
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	9,483	-	9,483
Net profit for the year	-	-	-	-	-	3,809,643	3,809,643
Transfer to statutory reserve	-	-	234,713	-	-	(234,713)	-
Issue of ordinary shares pursuant to ESOS	120,881	1,000,551	-	-	-	-	1,121,432
Dividends	-	-	-	-	-	(1,860,312)	(1,860,312)
At 30 June 2005	3,721,053	1,501,117	3,871,038	-	89,419	5,996,652	15,179,279

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

AUDITED STATEMENTS OF CHANGES IN EQUITY OF THE GROUP FOR THE YEAR ENDED 30 JUNE 2005

GROUP

	<==Non Distributable				==>		
	Share Capital	Share Premium	Statutory Reserve	Capital Reserve	Exchange Fluctuation Reserve	Distributable Retained Profits	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences representing net loss not recognised in the income statement	-	-	-	-	(3,894)	-	(3,894)
Net profit for the year	-	-	-	-	-	2,424,511	2,424,511
Transfer to statutory reserve	-	-	527,991	-	-	(527,991)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,894	-	-	-	-	65,490
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(1,347,904)	(1,347,904)
At 30 June 2004	3,600,172	500,566	4,274,198	15,250	38,188	6,195,062	14,623,436
Currency translation differences	-	-	-	-	11,050	-	11,050
Net accretion from increased interest in subsidiaries	-	-	-	-	-	3,177	3,177
Net gain not recognised in the income statement	-	-	-	-	11,050	3,177	14,227
Net profit for the year	-	-	-	-	-	2,502,526	2,502,526
Statutory reserve of the finance subsidiary no longer required upon transfer of business to the Bank, transferred to retained profits	-	-	(551,250)	-	-	551,250	-
Transfer to statutory reserve	-	-	242,520	-	-	(242,520)	-
Issue of ordinary shares pursuant to ESOS	120,881	1,000,551	-	-	-	-	1,121,432
Dividends	-	-	-	-	-	(1,860,312)	(1,860,312)
At 30 June 2005	3,721,053	1,501,117	3,965,468	15,250	49,238	7,149,183	16,401,309

AUDITED STATEMENTS OF CHANGES IN EQUITY OF THE BANK FOR THE YEAR ENDED 30 JUNE 2005

BANK

	<====Non Distributable				====>		
	Share Capital	Share Premium	Statutory Reserve	Capital Reserve	Exchange Fluctuation Reserve	Distributable Retained Profits	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 July 2003	3,589,465	444,672	3,113,225	-	66,987	4,062,078	11,276,427
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	12,949	-	12,949
Net profit for the year	-	-	-	-	-	2,092,071	2,092,071
Transfer to statutory reserve	-	-	523,100	-	-	(523,100)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,894	-	-	-	-	65,490
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(1,347,904)	(1,347,904)
At 30 June 2004	3,600,172	500,566	3,636,325	-	79,936	4,282,034	12,099,033
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	9,483	-	9,483
Net profit for the year	-	-	-	-	-	3,809,643	3,809,643
Transfer to statutory reserve	-	-	234,713	-	-	(234,713)	-
Issue of ordinary shares pursuant to ESOS	120,881	1,000,551	-	-	-	-	1,121,432
Dividends	-	-	-	-	-	(1,860,312)	(1,860,312)
At 30 June 2005	3,721,053	1,501,117	3,871,038	-	89,419	5,996,652	15,179,279

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

CONDENSED AUDITED CASH FLOW STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	GROUP		BANK	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
Profit before taxation	3,494,492	3,358,597	5,318,233	2,883,375
Adjustments for non-operating and non-cash items	1,524,679	1,398,356	(945,426)	535,333
Operating profit before working capital changes	5,019,171	4,756,953	4,372,807	3,418,708
Changes in working capital				
Net changes in operating assets	(14,755,644)	(8,993,463)	(35,564,009)	(7,003,980)
Net changes in operating liabilities	12,414,202	12,939,899	27,216,390	10,499,294
Net change in life and takaful insurance fund	23,029	5,000	-	-
Tax expense and zakat paid	(693,744)	(887,611)	(1,365,466)	(628,432)
Net cash generated from operations	2,007,014	7,820,778	(5,340,278)	6,285,590
Net cash (used in)/generated from investing activities	(123,404)	(120,443)	2,741,942	325,176
Net cash (used in)/generated from financing activities	(2,305,596)	(1,418,514)	1,540,775	(860,449)
	(2,429,000)	(1,538,957)	4,282,717	(535,273)
Net change in cash and cash equivalents	(421,986)	6,281,821	(1,057,561)	5,750,317
Cash and cash equivalents at beginning of the year	23,018,430	16,727,259	19,536,965	13,777,510
Cash and cash equivalents at end of the year	22,596,444	23,009,080	18,479,404	19,527,827
Cash and cash equivalents comprise :				
Cash and short term funds as previously reported	22,596,444	23,009,080	18,479,404	19,527,827
Foreign exchange differences on opening balances	-	9,350	-	9,138
As restated	22,596,444	23,018,430	18,479,404	19,536,965

(These statements should be read in conjunction with the annual financial report for the year ended 30 June, 2004)

MALAYAN BANKING BERHAD
(3813-K)

A8 i. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004
REVENUE AND EXPENSES	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue												
External revenue	10,366,214	9,629,852	518,973	454,125	269,555	247,931	61,145	72,388	-	-	11,215,887	10,404,296
Inter-segment revenue	3,073,278	778,612	28,763	44,271	55,159	62,741	18,744	16,317	(3,175,944)	(901,941)	-	-
Total revenue	13,439,492	10,408,464	547,736	498,396	324,714	310,672	79,889	88,705	(3,175,944)	(901,941)	11,215,887	10,404,296
Result												
Segment results	6,873,981	4,183,907	248,790	174,164	144,297	128,556	37,001	35,827	(2,985,059)	(672,753)	4,319,010	3,849,701
Finance costs					-	-	-	-	-	-	-	-
Operating profit	6,873,981	4,183,907	248,790	174,164	144,297	128,556	37,001	35,827	(2,985,059)	(672,753)	4,319,010	3,849,701
Loan loss and provision	(737,601)	(534,708)	(94,755)	35,985	9,505	4,240	(963)	-	-	26	(823,814)	(494,457)
Share of net profits of associates	-	740	-	-	-	-	(704)	2,613	-	-	(704)	3,353
Profit before taxation	6,136,380	3,649,939	154,035	210,149	153,802	132,796	35,334	38,440	(2,985,059)	(672,727)	3,494,492	3,358,597
Taxation & Zakat	(1,709,482)	(980,529)	(25,537)	(22,693)	(33,727)	(23,067)	(8,538)	(12,895)	827,037	150,674	(950,247)	(888,510)
Profit after taxation and zakat	4,426,898	2,669,410	128,498	187,456	120,075	109,729	26,796	25,545	(2,158,022)	(522,053)	2,544,245	2,470,087
Minority interest	-	-	-	-	-	-	-	-	-	-	(41,719)	(45,576)
Net profit for the year	4,426,898	2,669,410	128,498	187,456	120,075	109,729	26,796	25,545	(2,158,022)	(522,053)	2,502,526	2,424,511
ASSETS AND LIABILITIES												
Segment assets	187,080,016	174,729,439	10,973,432	9,290,211	5,283,241	4,151,352	298,022	297,089	(11,759,499)	(8,979,571)	191,875,212	179,488,520
Investment in associates companies	6,164	5,564	-	-	-	-	13,884	13,343	-	-	20,048	18,907
Total assets	187,086,180	174,735,003	10,973,432	9,290,211	5,283,241	4,151,352	311,906	310,432	(11,759,499)	(8,979,571)	191,895,260	179,507,427
Total segment liabilities	170,141,103	159,435,496	9,584,975	7,954,472	3,950,914	2,970,054	166,828	160,359	(8,802,313)	(6,075,735)	175,041,507	164,444,646
OTHER INFORMATION												
Capital expenditure	157,804	148,472	8,670	5,331	830	1,086	1,575	4,415	-	-	168,879	159,304
Depreciation	168,138	163,272	6,466	6,624	7,584	8,227	2,486	2,522	-	-	184,674	180,645
Non-cash expenses/(income) other than depreciation	369,420	526,731	11,320	(12,814)	(1,596)	(1,201)	14,143	2,686	-	-	393,287	515,402

GEOGRAPHICAL SEGMENT

	Revenue from external Customers		Capital expenditure		Segment assets		Profit Before Tax & Zakat	
	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Malaysia	12,893,040	10,061,416	149,883	125,023	172,260,910	162,568,597	6,201,556	3,813,782
Singapore	914,739	756,503	14,315	18,475	21,764,859	17,579,299	187,422	144,215
Other locations	584,052	488,318	4,681	15,806	9,628,990	8,339,102	90,573	73,327
	14,391,831	11,306,237	168,879	159,304	203,654,759	188,486,998	6,479,551	4,031,324
Eliminations	(3,175,944)	(901,941)	-	-	(11,759,499)	(8,979,571)	(2,985,059)	(672,727)
Consolidated	11,215,887	10,404,296	168,879	159,304	191,895,260	179,507,427	3,494,492	3,358,597

NOTES TO ACCOUNTS

Part A – Explanatory Notes Pursuant to FRS 134 (formerly known as MASB 26)

A1. ACCOUNTING POLICIES AND COMPLIANCE WITH ACCOUNTING STANDARDS

The condensed financial statements for the 4th quarter and financial year ended 30 June 2005 have been prepared in accordance with Financial Reporting Standard (FRS) 134: Interim Financial Reporting (previously known as MASB 26) issued by the Malaysian Accounting Standards Board ("MASB") and Chapter 9, part K of the Listing Requirements of the Bursa Malaysia Securities Berhad. The condensed financial statements should be read in conjunction with the audited financial statements of the Group and the Bank for the year ended 30 June 2004.

The accounting policies and methods of computation applied in the condensed financial statements are consistent with those adopted in the previous audited annual financial statements. The following accounting standards, issued by the Malaysian Accounting Standards Board ("MASB") become effective during the current financial year:-

FRS 126	Accounting and Reporting by Retirement Benefit Plans (previously known as MASB 30)
FRS 120	Accounting for Government Grants and Disclosure of Government Assistance (previously known as MASB 31)
FRS 201	Properties Development Activities (previously know as MASB 32)

The adoption of these standards did not give rise to any adjustments to the opening balances of retained profits of prior years and the current period.

A2. AUDIT REPORT OF PRECEDING ANNUAL FINANCIAL STATEMENTS

The audit report on the financial statements for the financial year ended 30 June 2004 was not subject to any qualification.

A3. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group were not subject to material seasonal or cyclical effects.

A4. EXCEPTIONAL OR UNUSUAL ITEMS

There were no items of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of the Group.

A5. CHANGES IN ESTIMATES OF AMOUNTS REPORTED PREVIOUSLY

There were no changes to the estimates of amounts reported in prior financial years that may have a material effect in the current period.

A6. CHANGES IN DEBT AND EQUITY SECURITIES

The Bank's issued and fully paid up share capital increased from RM3,600,171,921 as at 30 June 2004 to RM3,721,052,721 as at 30 June 2005 as result of the issuance of 120,880,800 new ordinary shares of RM1 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS).

Other than those above, there was no cancellation, repurchase, resale or repayment of debt and equity securities.

A7. DIVIDENDS PAID

During the financial year ended 30 June 2005, the following dividends were paid:

a) A final dividend of 25 sen per share less 28% tax for the financial year ended 30 June 2004;
b) An interim dividend of 25 sen per share less 28% taxation in respect of the financial year ended 30 June 2005;
c) A special dividend of 10 sen per share less 28% taxation in respect of the financial year ended 30 June 2005; and
d) A tax exempt dividend of 7.5 sen per share in respect of the financial year ended 30 June 2005.

The total net dividends paid amounted to RM1,860,312,071.

(This page was intentionally left blank. Please substitute this page with that from the file "Business Segment Reporting" as Note A8i.)

A8ii. SEGMENTAL REPORTING ON LOANS, ADVANCES AND FINANCING ANALYSED BY ECONOMIC PURPOSES

	Group		Bank	
	June 2005	June 2004	June 2005	June 2004
	RM'000	RM'000	RM'000	RM'000
Domestic operations:				
Agriculture	2,148,655	2,295,383	2,146,681	2,263,791
Mining and quarrying	172,366	211,631	167,311	201,387
Manufacturing	12,109,259	12,986,979	12,033,307	12,659,240
Electricity, gas and water	1,612,109	1,770,947	1,601,536	1,751,147
Construction	6,081,521	6,213,481	5,950,597	5,437,549
Real estate	1,648,017	1,586,567	1,600,362	1,473,110
Purchase of landed property	29,982,878	27,944,798	29,949,035	22,408,076
(of which :- residential	24,102,140	21,922,395	24,068,297	17,581,817
Non-residential)	6,358,038	6,136,783	6,358,038	4,940,639
Less: Islamic Loans Sold to Cagamas	(477,300)	(114,380)	(477,300)	(114,380)
General commerce	8,362,646	6,696,875	8,305,002	6,150,848
Transport, storage and communication	1,222,438	1,443,847	1,198,115	1,345,754
Finance, insurance and business service	11,540,412	11,383,087	11,762,889	11,235,411
Purchase of securities	7,296,973	6,684,334	7,045,749	4,443,384
Purchase of transport vehicles	11,164,695	9,691,295	11,162,345	34,395
Purchase of transport vehicles	11,434,911	10,043,289	11,432,561	34,395
Less: Islamic Loans Sold to Cagamas	(270,216)	(351,994)	(270,216)	-
Consumption credit	4,471,174	4,161,734	4,468,373	3,465,493
Others	4,054,909	2,991,656	4,030,476	2,773,109
	101,868,052	96,062,614	101,421,778	75,642,694
Labuan Offshore	3,877,932	4,048,468	-	-
	105,745,984	100,111,082	101,421,778	75,642,694
Overseas Operations:				
Singapore	17,907,807	14,987,617	18,081,107	14,987,617
United States of America	581,387	407,307	581,387	407,307
United Kingdom	225,769	142,283	225,769	142,283
Hong Kong	1,397,304	1,330,594	1,397,304	1,330,594
Brunei	203,023	265,031	203,023	265,031
Vietnam	363,802	262,077	363,802	262,077
Cambodia	83,219	69,249	83,219	69,249
China	437,465	385,743	437,465	385,743
Papua New Guinea	36,731	29,535	-	-
Philippines	431,045	404,837	-	-
Indonesia	42,734	58,062	-	-
Grand total	127,456,270	118,453,417	122,794,854	93,492,595

A8iii. Non –Performing Loans

	Group		Bank	
	June 2005 RM'000	June 2004 RM'000	June2005 RM'000	June2004 RM'000
Gross balance at 1 July	12,296,828	13,057,013	9,458,681	9,799,074
Classified during the year	7,419,930	6,964,811	6,426,948	5,481,905
Transfer from the finance subsidiary	-	-	2,476,787	-
Recovered/regularised	(5,902,562)	(5,646,100)	(5,366,996)	(4,217,085)
Amount written off	(2,726,172)	(1,907,297)	(2,567,616)	(1,526,796)
Converted to investment securities	(23,556)	(220,440)	(23,556)	(135,379)
Exchange difference & expenses debited to customers' account	55,494	48,841	55,044	56,962
Gross balance at 30 June	11,119,962	12,296,828	10,459,292	9,458,681
Less:				
Specific provisions	(3,541,718)	(3,634,101)	(3,249,740)	(2,688,326)
Interest-in-suspense	(1,510,382)	(1,899,382)	(1,467,406)	(1,396,440)
Net balance	6,067,862	6,763,345	5,742,146	5,373,915
Gross loans, advances and financing	127,456,270	118,453,417	122,794,854	93,492,595
Islamic loans sold to Cagamas	747,516	466,374	747,516	114,380
	128,203,786	118,919,791	123,542,370	93,606,975
Less:				
Specific provisions	(3,541,718)	(3,624,101)	(3,249,740)	(2,688,326)
Interest-in-suspense	(1,510,382)	(1,899,382)	(1,467,406)	(1,396,440)
Net loans, advances and financing (including loans sold to Cagamas)	123,151,686	113,386,308	118,825,224	89,522,209
Total net non-performing loans (and financing) as at 30 June	4.93%	5.96%	4.83%	6.00%

(as % of total loans, advances and financing including Islamic Loans Sold to Cagamas, less Specific Provision and Interest-in-Suspense)

A8iv. **Loan Loss Provision**

Movements in the provision for bad and doubtful debts (and financing) and interest-in-suspense (income – in-suspense) accounts are as follows: -

	Group		Maybank	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
Specific Provision				
Balance at 1 July	3,634,101	4,551,771	2,688,326	3,405,370
Provision made during the year	2,641,324	2,269,451	2,124,527	1,069,534
Transfer from the finance subsidiary	-	-	772,431	-
Amount written back in respect of recoveries	(707,911)	(1,590,052)	(430,957)	(491,056)
Amount written off	(1,949,754)	(1,379,029)	(1.828,805)	(1,085,909)
Transfer from/(to) general provision	7,289	(11,428)	7,237	(11,801)
Transfer to provision for diminution in value of investments	(23,152)	(147,056)	(23,152)	(129,844)
Transfer to provision for restructured/rescheduled loans and financing	(65,632)	(63,893)	(65,632)	(76,227)
Exchange differences	5,453	4,337	5,765	8,259
Balance at 30 June	3,541,718	3,634,101	3,249,740	2,688,326

A8iv. Loan Loss Provision (cont'd)

	Group		Maybank	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
General Provision				
Balance at 1 July	3,625,584	3,474,440	2,689,417	2,590,235
Provision made during the year	22,934	184,413	-	84,768
Amount written back	(833,555)	(47,147)	(88,753)	-
Transfer (to)/from specific provision	(7,289)	11,428	(7,237)	11,801
Exchange differences	2,682	2,450	2,649	2,613
Balance at 30 June	2,810,356	3,625,584	2,596,076	2,689,417
As a percentage of total loans (including Islamic loans sold to Cagamas, less specific provision and interest/income-in-suspense	2.28%	3.20%	2.18%	3.00%
As a percentage of total risk-weighted assets for credit risks, excluding deferred tax assets	2.11%	2.92%	2.07%	2.81%
Interest-in-suspense/income in suspense				
Balance at 1 July	1,899,382	1,897,643	1,396,440	1,433,206
Provision made during the year	934,875	1,097,583	837,200	800,800
Transfer from the finance subsidiary	-	-	470,402	-
Amount written back in respect of recoveries	(511,124)	(607,847)	(456,901)	(410,380)
Amount written off	(772,030)	(492,652)	(738,811)	(440,887)
Transfer to provision for diminution in value of investments	(404)	(14,882)	(404)	(5,535)
Transfer from/(to) interest/income-in-suspense for restructured/rescheduled loans and financing	(43,566)	14,851	(43,566)	14,851
Exchange differences	3,249	4,686	3,046	4,385
Balance at 30 June	1,510,382	1,899,382	1,467,406	1,396,440

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE FINANCIAL YEAR END

a) Acquisition of Additional Equity Interest in Aseambankers Malaysia Berhad

Subsequent to the financial year and after obtaining the approval of Bank Negara Malaysia, the Bank has on 8 July 2005, acquired an additional 7,517,400 ordinary shares of RM1 each of Aseambankers Malaysia Berhad from three minority shareholders for a total cash consideration of RM83.3 million. The Bank's equity interest in Aseambankers has increased from 79.69% to 94.69% thereafter.

b) Transfer of the Business of Aseamlease Berhad and AseamCredit Sdn Berhad to the Bank

On 1 August 2005, Bank Negara Malaysia granted approval for the businesses and operations of Aseamlease Berhad and Aseam Credit Sdn Bhd to be transferred to the Bank.

A10. MATERIAL EVENT SUBSEQUENT TO THE FINANCIAL YEAR END (CONTD)

c) Proposed Acquisition of MNI Holdings Berhad

On 25 August 2005, Maybank obtained preliminary approval from Bank Negara Malaysia to commence negotiations with Permodalan Nasional Berhad ("PNB") and Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera)"ARN-ASB") for the proposed acquisition by Maybank and/or its subsidiary, Mayban Fortis Holdings Berhad (collectively, "Maybank Group"), of PNB and ARN-ASB's equity interests in MNI Holdings Berhad.

Final regulatory approval would be required for the Maybank Group, PNB and ARN-ASB to enter into any subsequent agreement.

These events subsequent to the financial year do not require adjustments to the financial statements for the year ended 30 June 2005.

A11. CHANGES IN COMPOSITION OF THE GROUP

a) Transfer of the business of Mayban Finance Berhad to the Bank

The vesting order for the transfer of the finance company business of a subsidiary, Mayban Finance Berhad, to the Bank was issued by the High Court on 17 August 2004. The business of Mayban Finance Berhad was transferred to the Bank with effect from 1 October 2004.

b) Acquisition of Additional Equity Interest in Aseambankers Malaysia Berhad

On 14 September 2004, the Bank completed the acquisition of an additional 12,350,440 ordinary shares of RM1 each in Aseambankers Malaysia Berhad ("Aseambankers") for a total consideration of RM18,380,440. As a result, the Bank's equity interest in Aseambankers increased from 75.00% to 79.69%.

c) Increase in Share Capital for Mayban Takaful Berhad

On 18 November 2004 and 23 December 2004, Mayban Takaful Berhad, a subsidiary of the Bank via its equity interest in Mayban Fortis Holdings Berhad, increased its issued and paid up share capital from RM35,000,000 million to RM100,000,000 million by way of the issuance of RM30,000,000 and RM35,000,000 new ordinary shares of RM1 each at par for cash respectively, in line with the minimum paid up share capital requirement stipulated by Bank Negara Malaysia for takaful operators.

d) Disposal of Equity Interest in Inter-City MPC (M) Sdn. Bhd.

On 29 July 2004, Kerlipan Bersinar Sdn. Bhd., a 72.7% owned subsidiary of the Bank, disposed off 7,200,000 ordinary shares of RM1 each in Inter-City MPC (M) Sdn. Bhd. ("ICM"), representing 100% equity interest of its investment in ICM, for a cash consideration of RM12,500,000, resulting in a gain on disposal to the Group of RM4,657,907.

A12. CHANGES IN CONTINGENT LIABILITIES SINCE THE LAST ANNUAL BALANCE SHEET DATE

GROUP	June 2005		June 2004		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	5,321	5,321	5,002	5,002	319	319
Transaction-related contingent items	5,975	2,988	6,148	3,074	(173)	(86)
Short-term self-liquidating trade related contingencies	8,027	1,605	9,175	1,835	(1,148)	(230)
Islamic housing loans and hire purchase sold to Cagamas Berhad	747	747	466	466	281	281
Obligations arising out of rediscounting of bankers acceptances	-	-	-	-	-	-
Obligations under underwriting Agreements	394	197	1,206	603	(812)	(406)
Irrevocable commitments to extend credit						
- maturity less than one year	39,383	-	31,753	-	7,630	-
- maturity exceeding one year	5,350	2,675	5,021	2,511	329	164
Foreign exchange related contracts	25,722	251	22,644	303	3,078	(52)
Interest rate related contracts	16,279	626	8,717	421	7,562	205
Miscellaneous	2,254	-	2,245	-	9	-
Total	109,452	14,410	92,377	14,215	17,075	195

BANK	June 2005		June 2004		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	4,487	4,487	3,445	3,445	1,042	1,042
Transaction-related contingent items	5,965	2,983	6,140	3,070	(175)	(87)
Short-term self-liquidating trade related contingencies	8,007	1,601	9,158	1,832	(1,151)	(231)
Islamic housing loans and hire purchase sold to Cagamas Berhad	747	747	114	114	633	633
Obligations under underwriting Agreements	262	131	344	172	(82)	(41)
Irrevocable commitments to extend credit						
- maturity less than one year	39,030	-	30,817	-	8,213	-
- maturity exceeding one year	5,319	2,659	3,595	1,798	1,724	861
Foreign exchange related contracts	25,704	251	22,624	303	3,080	(52)
Interest rate related contracts	15,850	619	8,430	415	7,420	204
Miscellaneous	2,245	-	2,242	-	3	-
Total	107,616	13,478	86,909	11,149	20,707	2,329

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. REVIEW OF PERFORMANCE

For the year ended 30 June 2005, the Group registered an increase of 3.2% or RM78.0 million in profit after tax and minority interest over that of the previous financial year. The increase can be attributed to higher interest earnings from the increased loans and advances portfolio and higher non-interest income, including income from Islamic Banking scheme but off-set by higher loan loss provision as a consequence of the writing down of collateral value of long outstanding non-performing loans and losses of certain subsidiaries.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered a profit after tax and minority interest of RM567.3 million for the quarter just ended compared to RM686.7 million for the preceding quarter, a decrease of RM119.4 million or 17.4% The decline was due to higher loan loss provisions required for the current quarter as compared to the preceding quarter as a consequence of the writing down of collateral value of long outstanding non-performing loans and losses of certain subsidiaries.

B3. PROSPECTS

On the strength of its franchise, value creation from its strategic initiatives and the commitment of its human resources, the Group is confident of improving its financial performance for the current year.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION AND ZAKAT

	June 2005 RM'000
Malaysian income tax	805,747
Foreign tax	67,166
Less: Double taxation relief	(55,332)
	817,581
Over provision in respect of prior years	(67,104)
Share of tax in associated companies	255
	750,732
Deferred tax	190,536
Under provision in prior years	8,037
	198,573
Zakat	942
	950,247

The tax charges for the Group reflect an effective rate that is lower than the statutory rate due to the beneficial tax structure enjoyed by the subsidiary in Labuan.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits from the sale of unquoted investments of the Group amounted to RM182.2 million while profits from the sale of properties amounted to RM10.8 million.

B7. PURCHASE AND SALE OF QUOTED SECURITIES

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. STATUS OF CORPORATE PROPOSALS

a) Maybank Group ESOS

A new Maybank Group Employee Share Option Scheme ("ESOS"), which include the participation of non-executive directors was approved by the shareholders on 11 August 2004 at an Extraordinary General Meeting and was implemented on 26 August 2004.

b) Tie-up With BinaFikir Sdn Bhd

On 14 February 2005, Bank Negara Malaysia gave the approval for the Bank to commence negotiations with BinaFikir Sdn Bhd ("BinaFikir") on a possible tie-up between BinaFikir and Aseambankers Malaysia Berhad. Negotiations are still ongoing as at the date of the financial statements.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT SECURITIES

	Group		Bank	
	June 2005	June 2004	June 2005	June 2004
	RM'000	RM'000	RM'000	RM'000
Deposits from Customers				
- Fixed deposits and negotiable instruments of deposits				
One year or less	78,743,307	75,695,815	66,983,183	52,402,234
More than one year	3,373,895	2,022,317	3,157,274	1,258,840
	82,117,202	77,718,132	70,140,457	53,661,074
- Demand Deposits	26,002,946	23,472,718	25,437,930	22,850,926
- Savings Deposit	22,947,897	22,175,092	22,697,326	20,356,877
	131,068,045	123,365,942	118,275,713	96,868,877
Deposits and Placements of Banks and Other Financial Institutions				
One year or less	14,644,226	11,663,369	16,157,238	11,354,898
More than one year	3,716,956	2,834,837	3,716,956	2,822,439
	18,361,182	14,498,206	19,874,194	14,177,337
Bonds and Notes				
- Unsecured				
Less than one year	[1] 950,000	-	[1] 950,000	-
More than one year	[2] 2,054,000	[3] 3,004,000	[2] 2,054,000	[3] 3,004,000
	3,004,000	3,004,000	3,004,000	3,004,000

[1] Subordinated Notes of USD250 million.
[2] Includes Subordinated Notes of USD380 million equivalent to RM1,444.0 million.
[3] Includes Subordinated Notes of USD630 million equivalent to RM2,394.0 million.

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM 'Mill)

Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	7,271	2,471	2,385	1,669	701	45	-	-
- swaps	18,452	14,108	2,579	1,127	467	171	-	-
Interest rate related contracts								
- forwards	-	-		-	-	-	-	-
- swaps	16,247	1,237	3,954	169	1,456	7,158	2,273	-
- futures	32	-	22	-	10	-	-	-
Total	42,002	17,816	8,940	2,965	2,634	7,374	2,273	-

BANK (RM 'Mill)

Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	7,271	2,471	2,385	1,669	701	45	-	-
- swaps	18,433	14,108	2,579	1,115	467	164	-	-
Interest rate related contracts								
- forwards	-	-	-	-	-	-	-	-
- swaps	15,818	1,192	3,738	169	1,456	7,027	2,236	-
- futures	32	-	22	-	10	-	-	-
Total	41,554	17,771	8,724	2,953	2,634	7,236	2,236	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions.

Credit risk

Credit risk arises from the possibility that a counter–party may be unable to meet the terms of a contract in which the Group has a gain position. This amount will increase or decrease over the life of the contracts, maturity dates and rates or prices.

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER) (CONTD)

As at 30 June 2005, the amounts of market risk and credit risk are as follows:

	Group		Bank	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
Market Risk				
Amount of contracts which were not hedged and hence, exposed to market risk	119,440	76,182	119,440	76,182
Credit Risk				
Amount of credit risk, measured in terms of cost to replace the profitable contracts	68,740	52,643	68,740	52,643

Related accounting policies

Foreign exchange contracts are revalued at the prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the income statement.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom, are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS DECLARED

The Directors have agreed to recommend to the Annual General Meeting of Members to be held on 8 October 2005, a final dividend of 25.0 sen per share less 28% tax and a special dividend of 35.0 sen per share less 28% tax, making a total of 95.0 sen per share less 28% tax plus tax exempt dividend of 7.5 sen per share in respect of the financial year ended 30 June 2005 (30 June 2004: 60.0 sen per share less 28% tax per share).

If approved, the final dividend will be paid on 23 November 2005 to shareholders registered in the Register of Members at the close of business at 5.00 p.m. on 9 November 2005. Notice is hereby given that the Register of Members will be closed from 10 November 2005 to 11 November 2005 for the determination of shareholders' entitlement to the final dividend.

A depositor shall qualify for entitlement for the final dividend only in respect of: -

a) Shares deposited into the Depositors' Securities accounts before 12.30 p.m. on 7 November 2005 (in respect of shares exempted from mandatory deposit);

b) Shares transferred to the Depositors' Securities accounts in respect of ordinary transfers before 4.00 p.m. on 9 November 2005;

c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

B13. EARNINGS PER SHARE

Basic earnings per share ("Basic EPS")

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	Group			
	4th Quarter Ended		Financial Year Ended	
	June 2005	June 2004	June 2005	June 2004
Net profit (RM'000)	567,295	646,720	2,502,526	2,424,511
Weighted average number of Ordinary shares in issue ('000)	3,718,161	3,600,172	3,657,249	3,600,172
Basic earnings per share (sen)	15.3	18.0	68.4	67.3

Diluted earnings per share ("Diluted EPS")

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the financial year by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	Group			
	4th Quarter Ended		Financial Year Ended	
	June 2005	June 2004	June 2005	June 2004
Net profit (RM'000)	567,295	646,720	2,502,526	2,424,511
Weighted average number of ordinary shares in issue ('000)	3,718,161	3,600,172	3,657,249	3,600,172
Assumed exercise of share options ('000)	45,384	-	46,471	-
	3,763,545	3,600,172	3,703,720	3,600,172
Fully diluted earnings per share (sen)	15.1	18.0	67.6	67.3

By Order of the Board

Mahiram binti Husin
LS007885
Company Secretary
26 August 2005



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 01/09/2005 06:12:02 PM
Reference No MB-050901-53168

* Announcement reference number	:	**MB-050824-57770**
Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Binti Husin**
* Designation	:	**Company secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended**	:	**30/06/2005**
* **Quarter**	:	○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Financial Year End**	:	**30/06/2005**
* **The figures**	:	● have been audited ○ have not been audited

Please attach the full Quarterly Report here:





PL, BS, Equity stmt, cashflow.xl Business Segment Reporting - June 05. Notes to the Accounts.doc

Remarks:

a) The core capital ratio for credit risk for year 2004 on page 2 of the balance sheet should read as "10.86%" instead of "11.54%".

b) The ordinary shares acquired as described in Note A11(b) should read as "2,350,440" instead of "12,350,440".

c) Note A11(c) should read as follows:

" On 18 November 2004 and 23 December 2004, Mayban Takaful Berhad, a subsidiary of Bank via its equity interest in Mayban Fortis Holdings Berhad, increased its issued and paid up share capital from RM35,000,000 to RM100,000,000 by way of the issuance of 30,000,000 and 35,000,000 new ordinary shares of RM1 each at par for cash respectively, in line with the minimum paid up share capital requirement stipulated by Bank Negara Malaysia for takaful operators."

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended * 30/06/2005

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD

		30/06/2005	30/06/2004	30/06/2005	30/06/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,659,447	3,365,745	11,215,887	10,404,296
2	Profit/(loss) before tax	808,295	828,124	3,494,492	3,358,597
3	Profit/(loss) after tax and minority interest	567,295	646,721	2,502,526	2,424,511
4	Net profit/(loss) for the period	567,295	646,721	2,502,526	2,424,511
5	Basic earnings/(loss) per share (sen)	15.30	18.00	68.40	67.30
6	Dividend per share (sen)	60.00	25.00	102.50	60.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	4.4100	4.0600

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2005	30/06/2004	30/06/2005	30/06/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	1,120,914	948,031	4,319,010	3,849,701
2	Gross interest income	1,851,029	1,803,657	7,564,457	7,237,439
3	Gross interest expense	753,172	745,960	3,304,723	3,097,509

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD

(3813-K)

100, Jalan Tun Perak

50050 Kuala Lumpur

AUDITED INCOME STATEMENT OF THE GROUP FOR THE YEAR ENDED 30 JUNE 2005

	Quarter Ended June 2005 RM'000	Quarter Ended June 2004 RM'000	Year Ended June 2005 RM'000	Year Ended June 2004 RM'000
Interest income	1,851,029	1,803,657	7,564,457	7,237,439
Interest expense	(753,172)	(745,960)	(3,304,723)	(3,097,509)
Net interest income	1,097,857	1,057,697	4,259,734	4,139,930
Income from Islamic Banking Scheme operations:				
Gross operating income	194,880	193,859	794,802	623,529
Profit equalisation reserves	(1,668)	(43,249)	(83,731)	(101,559)
	193,212	150,610	711,071	521,970
	1,291,069	1,208,307	4,970,805	4,661,900
Non-interest income	535,217	418,005	2,159,149	1,779,994
Net income	1,826,286	1,626,312	7,129,954	6,441,894
Overhead expenses	(705,372)	(678,281)	(2,810,944)	(2,592,193)
Operating Profit	1,120,914	948,031	4,319,010	3,849,701
Loan loss and provision	(310,353)	(122,150)	(823,814)	(494,457)
	810,561	825,881	3,495,196	3,355,244
Share of profits in associated companies	(2,266)	2,243	(704)	3,353
Profit before taxation	808,295	828,124	3,494,492	3,358,597
Taxation & Zakat	(232,747)	(169,375)	(950,247)	(888,510)
Profit after taxation before Minority Interest	575,548	658,749	2,544,245	2,470,087
Minority Interest	(8,253)	(12,028)	(41,719)	(45,576)
Net profit for the year	567,295	646,721	2,502,526	2,424,511
Earnings per share				
Basic	15.3 sen	18.0 sen	68.4 sen	67.3 sen
Fully diluted	15.1 sen	18.0 sen	67.6 sen	67.3 sen

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

AUDITED INCOME STATEMENT OF THE BANK FOR THE YEAR ENDED 30 JUNE 2005

	Quarter Ended June 2005 RM'000	Quarter Ended June 2004 RM'000	Year Ended June 2005 RM'000	Year Ended June 2004 RM'000
Interest income	1,700,331	1,258,179	6,675,881	5,297,626
Interest expense	(665,380)	(483,478)	(2,868,263)	(2,281,630)
Net interest income	1,034,951	774,701	3,807,618	3,015,996
Income from Islamic Banking Scheme operations:				
Gross operating income	179,402	138,286	707,966	426,614
Profit equalisation reserves	(1,981)	(48,261)	(79,207)	(91,939)
	177,421	90,025	628,759	334,675
	1,212,372	864,726	4,436,377	3,350,671
Non-interest income:				
Dividend from subsidiaries	5,000	3,300	2,929,037	587,867
Other Non- interest income	411,723	327,145	1,673,106	1,369,058
	416,723	330,445	4,602,143	1,956,925
Net income	1,629,095	1,195,171	9,038,520	5,307,596
Overhead expenses	(644,115)	(549,274)	(2,424,056)	(1,984,570)
Operating Profit	984,980	645,897	6,614,464	3,323,026
Loan loss and provision	(192,539)	(212,569)	(1,296,231)	(439,651)
Profit before taxation	792,441	433,328	5,318,233	2,883,375
Taxation & Zakat	(216,178)	(113,245)	(1,508,590)	(791,304)
Profit after taxation	576,263	320,083	3,809,643	2,092,071

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

AUDITED BALANCE SHEETS OF MAYBANK AND THE GROUP AS AT 30 JUNE 2005

	GROUP		BANK	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
ASSETS				
Cash and short-term funds	22,596,444	23,009,080	18,479,404	19,527,827
Deposits and placements with financial institutions	9,324,796	6,686,790	9,975,736	6,129,488
Securities purchased under resale agreements	299,857	733,631	296,871	722,892
Dealing securities	629,110	299,557	230,617	163,807
Investment securities	27,631,906	28,704,562	21,897,560	22,700,140
Loans and advances	119,593,814	109,294,350	115,481,632	86,718,412
Other assets	1,664,333	1,851,426	993,599	827,980
Statutory deposits with Central Banks	4,228,781	3,644,199	4,051,998	2,855,634
Investment in subsidiary companies	-	-	1,915,978	1,869,229
Investment in associated companies	20,048	18,907	10,640	9,740
Property, plant and equipment	1,341,569	1,382,822	1,188,926	1,036,638
Deferred tax assets	963,946	1,261,643	911,752	989,362
Life and Family Takaful fund assets	3,600,656	2,620,460	-	-
TOTAL ASSETS	191,895,260	179,507,427	175,434,713	143,551,149
LIABILITIES				
Deposits from customers	131,068,045	123,365,942	118,275,713	96,868,877
Deposits and placements of banks and other financial institutions	18,361,182	14,498,206	19,874,194	14,177,337
Obligations on securities sold under repurchase agreements	7,627,695	6,988,031	7,422,269	6,338,687
Bills and acceptances payable	2,358,124	3,319,429	2,692,568	5,746,147
Other liabilities	3,130,142	3,173,396	3,140,403	1,815,950
Recourse obligation on loans sold to Cagamas	4,990,773	6,532,046	4,990,773	2,711,118
Provision for taxation and zakat	880,205	932,330	855,514	790,000
Deferred tax liabilities	20,685	10,806	-	-
Subordinated obligations	3,004,000	3,004,000	3,004,000	3,004,000
Life and Family Takaful fund liabilities	120,506	101,491	-	-
Life and Family Takaful policy holders' funds	3,480,150	2,518,969	-	-
TOTAL LIABILITIES	175,041,507	164,444,646	160,255,434	131,452,116

MALAYAN BANKING BERHAD
(3813-K)

AUDITED BALANCE SHEETS OF MAYBANK & THE GROUP AS AT 30 JUNE 2005

	GROUP		BANK	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
SHAREHOLDERS' EQUITY				
Share capital	**3,721,053**	3,600,172	**3,721,053**	3,600,172
Reserves	**12,680,256**	11,023,264	**11,458,226**	8,498,861
	16,401,309	14,623,436	**15,179,279**	12,099,033
MINORITY INTEREST	**452,444**	439,345	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**191,895,260**	179,507,427	**175,434,713**	143,551,149
COMMITMENTS AND CONTINGENCIES	**109,451,821**	92,376,859	**107,615,751**	86,909,280
CAPITAL ADEQUACY				
Without deducting proposed dividend *				
Core capital ratio:				
Credit risk	11.71%	10.89%	11.28%	11.54%
Credit and market risks	11.45%	**	11.07%	**
Risk-weighted capital ratio:				
Credit risk	15.36%	15.62%	14.12%	14.74%
Credit and market risks	15.02%	**	13.86%	**
After deducting proposed dividend				
Core capital ratio:				
Credit risk	10.50%	10.37%	10.00%	10.86%
Credit and market risks	10.27%	**	9.81%	**
Risk-weighted capital ratio:				
Credit risk	14.15%	15.10%	12.84%	14.07%
Credit and market risks	13.84%	**	12.61%	**
Net tangible assets per share	**RM4.41**	RM4.06	**RM4.08**	RM3.36

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

** The Bank Negara Malaysia Guidelines on Market Risk Capital Adequacy Framework are effective from 1 April 2005.

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

AUDITED STATEMENTS OF CHANGES IN EQUITY OF THE GROUP FOR THE YEAR ENDED 30 JUNE 2005

GROUP

	<====Non Distributable====				====>	Distributable	
	Share Capital	Share Premium	Statutory Reserve	Capital Reserve	Exchange Fluctuation Reserve	Retained Profits	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences representing net loss not recognised in the income statement	-	-	-	-	(3,894)	-	(3,894)
Net profit for the year	-	-	-	-	-	2,424,511	2,424,511
Transfer to statutory reserve	-	-	527,991	-	-	(527,991)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,894	-	-	-	-	65,490
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(1,347,904)	(1,347,904)
At 30 June 2004	3,600,172	500,566	4,274,198	15,250	38,188	6,195,062	14,623,436
Currency translation differences	-	-	-	-	11,050	-	11,050
Net accretion from increased interest in subsidiaries	-	-	-	-	-	3,177	3,177
Net gain not recognised in the income statement	-	-	-	-	11,050	3,177	14,227
Net profit for the year	-	-	-	-	-	2,502,526	2,502,526
Statutory reserve of the finance subsidiary no longer required upon transfer of business to the Bank, transferred to retained profits	-	-	(551,250)	-	-	551,250	-
Transfer to statutory reserve	-	-	242,520	-	-	(242,520)	-
Issue of ordinary shares pursuant to ESOS	120,881	1,000,551	-	-	-	-	1,121,432
Dividends	-	-	-	-	-	(1,860,312)	(1,860,312)
At 30 June 2005	3,721,053	1,501,117	3,965,468	15,250	49,238	7,149,183	16,401,309

AUDITED STATEMENTS OF CHANGES IN EQUITY OF THE BANK FOR THE YEAR ENDED 30 JUNE 2005

BANK

		<===========	Non Distributable	===========>			
	Share Capital	Share Premium	Statutory Reserve	Capital Reserve	Exchange Fluctuation Reserve	Distributable Retained Profits	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 July 2003	3,589,465	444,672	3,113,225	-	66,987	4,062,078	11,276,427
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	12,949	-	12,949
Net profit for the year	-	-	-	-	-	2,092,071	2,092,071
Transfer to statutory reserve	-	-	523,100	-	-	(523,100)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,894	-	-	-	-	65,490
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(1,347,904)	(1,347,904)
At 30 June 2004	3,600,172	500,566	3,636,325	-	79,936	4,282,034	12,099,033
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	9,483	-	9,483
Net profit for the year	-	-	-	-	-	3,809,643	3,809,643
Transfer to statutory reserve	-	-	234,713	-	-	(234,713)	-
Issue of ordinary shares pursuant to ESOS	120,881	1,000,551	-	-	-	-	1,121,432
Dividends	-	-	-	-	-	(1,860,312)	(1,860,312)
At 30 June 2005	3,721,053	1,501,117	3,871,038	-	89,419	5,996,652	15,179,279

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

CONDENSED AUDITED CASH FLOW STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	GROUP		BANK	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
Profit before taxation	3,494,492	3,358,597	5,318,233	2,883,375
Adjustments for non-operating and non-cash items	1,524,679	1,398,356	(945,426)	535,333
Operating profit before working capital changes	5,019,171	4,756,953	4,372,807	3,418,708
Changes in working capital				
Net changes in operating assets	(14,755,644)	(8,993,463)	(35,564,009)	(7,003,980)
Net changes in operating liabilities	12,414,202	12,939,899	27,216,390	10,499,294
Net change in life and takaful insurance fund	23,029	5,000	-	-
Tax expense and zakat paid	(693,744)	(887,611)	(1,365,466)	(628,432)
Net cash generated from operations	2,007,014	7,820,778	(5,340,278)	6,285,590
Net cash (used in)/generated from investing activities	(123,404)	(120,443)	2,741,942	325,176
Net cash (used in)/generated from financing activities	(2,305,596)	(1,418,514)	1,540,775	(860,449)
	(2,429,000)	(1,538,957)	4,282,717	(535,273)
Net change in cash and cash equivalents	(421,986)	6,281,821	(1,057,561)	5,750,317
Cash and cash equivalents at beginning of the year	23,018,430	16,727,259	19,536,965	13,777,510
Cash and cash equivalents at end of the year	22,596,444	23,009,080	18,479,404	19,527,827
Cash and cash equivalents comprise :				
Cash and short term funds as previously reported	22,596,444	23,009,080	18,479,404	19,527,827
Foreign exchange differences on opening balances	-	9,350	-	9,138
As restated	22,596,444	23,018,430	18,479,404	19,536,965

(These statements should be read in conjunction with the annual financial report for the year ended 30 June, 2004)

MALAYAN BANKING BERHAD
(3813-K)

A8 i. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004
REVENUE AND EXPENSES	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue												
External revenue	10,366,214	9,629,852	518,973	454,125	269,555	247,931	61,145	72,388	-	-	11,215,887	10,404,296
Inter-segment revenue	3,073,278	778,612	28,763	44,271	55,159	62,741	18,744	16,317	(3,175,944)	(901,941)	-	-
Total revenue	13,439,492	10,408,464	547,736	498,396	324,714	310,672	79,889	88,705	(3,175,944)	(901,941)	11,215,887	10,404,296
Result												
Segment results	6,873,981	4,183,907	248,790	174,164	144,297	128,556	37,001	35,827	(2,985,059)	(672,753)	4,319,010	3,849,701
Finance costs					-	-	-	-	-	-	-	-
Operating profit	6,873,981	4,183,907	248,790	174,164	144,297	128,556	37,001	35,827	(2,985,059)	(672,753)	4,319,010	3,849,701
Loan loss and provision	(737,601)	(534,708)	(94,755)	35,985	9,505	4,240	(963)	-	-	26	(823,814)	(494,457)
Share of net profits of associates	-	740	-	-	-	-	(704)	2,613	-	-	(704)	3,353
Profit before taxation	6,136,380	3,649,939	154,035	210,149	153,802	132,796	35,334	38,440	(2,985,059)	(672,727)	3,494,492	3,358,597
Taxation & Zakat	(1,709,482)	(980,529)	(25,537)	(22,693)	(33,727)	(23,067)	(8,538)	(12,895)	827,037	150,674	(950,247)	(888,510)
Profit after taxation and zakat	4,426,898	2,669,410	128,498	187,456	120,075	109,729	26,796	25,545	(2,158,022)	(522,053)	2,544,245	2,470,087
Minority interest	-	-	-	-	-	-	-	-	-	-	(41,719)	(45,576)
Net profit for the year	4,426,898	2,669,410	128,498	187,456	120,075	109,729	26,796	25,545	(2,158,022)	(522,053)	2,502,526	2,424,511
ASSETS AND LIABILITIES												
Segment assets	187,080,016	174,729,439	10,973,432	9,290,211	5,283,241	4,151,352	298,022	297,089	(11,759,499)	(8,979,571)	191,875,212	179,488,520
Investment in associates companies	6,164	5,564	-	-	-	-	13,884	13,343	-	-	20,048	18,907
Total assets	187,086,180	174,735,003	10,973,432	9,290,211	5,283,241	4,151,352	311,906	310,432	(11,759,499)	(8,979,571)	191,895,260	179,507,427
Total segment liabilities	170,141,103	159,435,496	9,584,975	7,954,472	3,950,914	2,970,054	166,828	160,359	(8,802,313)	(6,075,735)	175,041,507	164,444,646
OTHER INFORMATION												
Capital expenditure	157,804	148,472	8,670	5,331	830	1,086	1,575	4,415	-	-	168,879	159,304
Depreciation	168,138	163,272	6,466	6,624	7,584	8,227	2,486	2,522	-	-	184,674	180,645
Non-cash expenses/(income) other than depreciation	369,420	526,731	11,320	(12,814)	(1,596)	(1,201)	14,143	2,686	-	-	393,287	515,402

GEOGRAPHICAL SEGMENT

	Revenue from external Customers		Capital expenditure		Segment assets		Profit Before Tax & Zakat	
	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Malaysia	12,893,040	10,061,416	149,883	125,023	172,260,910	162,568,597	6,201,556	3,813,782
Singapore	914,739	756,503	14,315	18,475	21,764,859	17,579,299	187,422	144,215
Other locations	584,052	488,318	4,681	15,806	9,628,990	8,339,102	90,573	73,327
	14,391,831	11,306,237	168,879	159,304	203,654,759	188,486,998	6,479,551	4,031,324
Eliminations	(3,175,944)	(901,941)	-	-	(11,759,499)	(8,979,571)	(2,985,059)	(672,727)
Consolidated	11,215,887	10,404,296	168,879	159,304	191,895,260	179,507,427	3,494,492	3,358,597

NOTES TO ACCOUNTS

Part A – Explanatory Notes Pursuant to FRS 134 (formerly known as MASB 26)

A1. ACCOUNTING POLICIES AND COMPLIANCE WITH ACCOUNTING STANDARDS

The condensed financial statements for the 4th quarter and financial year ended 30 June 2005 have been prepared in accordance with Financial Reporting Standard (FRS) 134: Interim Financial Reporting (previously known as MASB 26) issued by the Malaysian Accounting Standards Board ("MASB") and Chapter 9, part K of the Listing Requirements of the Bursa Malaysia Securities Berhad. The condensed financial statements should be read in conjunction with the audited financial statements of the Group and the Bank for the year ended 30 June 2004.

The accounting policies and methods of computation applied in the condensed financial statements are consistent with those adopted in the previous audited annual financial statements. The following accounting standards, issued by the Malaysian Accounting Standards Board ("MASB") become effective during the current financial year:-

FRS 126	Accounting and Reporting by Retirement Benefit Plans (previously known as MASB 30)
FRS 120	Accounting for Government Grants and Disclosure of Government Assistance (previously known as MASB 31)
FRS 201	Properties Development Activities (previously know as MASB 32)

The adoption of these standards did not give rise to any adjustments to the opening balances of retained profits of prior years and the current period.

A2. AUDIT REPORT OF PRECEDING ANNUAL FINANCIAL STATEMENTS

The audit report on the financial statements for the financial year ended 30 June 2004 was not subject to any qualification.

A3. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group were not subject to material seasonal or cyclical effects.

A4. EXCEPTIONAL OR UNUSUAL ITEMS

There were no items of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of the Group.

A5. CHANGES IN ESTIMATES OF AMOUNTS REPORTED PREVIOUSLY

There were no changes to the estimates of amounts reported in prior financial years that may have a material effect in the current period.

A6. CHANGES IN DEBT AND EQUITY SECURITIES

The Bank's issued and fully paid up share capital increased from RM3,600,171,921 as at 30 June 2004 to RM3,721,052,721 as at 30 June 2005 as result of the issuance of 120,880,800 new ordinary shares of RM1 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS).

Other than those above, there was no cancellation, repurchase, resale or repayment of debt and equity securities.

A7. DIVIDENDS PAID

During the financial year ended 30 June 2005, the following dividends were paid:

a) A final dividend of 25 sen per share less 28% tax for the financial year ended 30 June 2004;
b) An interim dividend of 25 sen per share less 28% taxation in respect of the financial year ended 30 June 2005;
c) A special dividend of 10 sen per share less 28% taxation in respect of the financial year ended 30 June 2005; and
d) A tax exempt dividend of 7.5 sen per share in respect of the financial year ended 30 June 2005.

The total net dividends paid amounted to RM1,860,312,071.

(This page was intentionally left blank. Please substitute this page with that from the file "Business Segment Reporting" as Note A8i.)

A8ii. SEGMENTAL REPORTING ON LOANS, ADVANCES AND FINANCING ANALYSED BY ECONOMIC PURPOSES

	Group		Bank	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
Domestic operations:				
Agriculture	2,148,655	2,295,383	2,146,681	2,263,791
Mining and quarrying	172,366	211,631	167,311	201,387
Manufacturing	12,109,259	12,986,979	12,033,307	12,659,240
Electricity, gas and water	1,612,109	1,770,947	1,601,536	1,751,147
Construction	6,081,521	6,213,481	5,950,597	5,437,549
Real estate	1,648,017	1,586,567	1,600,362	1,473,110
Purchase of landed property	29,982,878	27,944,798	29,949,035	22,408,076
(of which :- residential	24,102,140	21,922,395	24,068,297	17,581,817
Non-residential)	6,358,038	6,136,783	6,358,038	4,940,639
Less: Islamic Loans Sold to Cagamas	(477,300)	(114,380)	(477,300)	(114,380)
General commerce	8,362,646	6,696,875	8,305,002	6,150,848
Transport, storage and communication	1,222,438	1,443,847	1,198,115	1,345,754
Finance, insurance and business service	11,540,412	11,383,087	11,762,889	11,235,411
Purchase of securities	7,296,973	6,684,334	7,045,749	4,443,384
Purchase of transport vehicles	11,164,695	9,691,295	11,162,345	34,395
Purchase of transport vehicles	11,434,911	10,043,289	11,432,561	34,395
Less: Islamic Loans Sold to Cagamas	(270,216)	(351,994)	(270,216)	-
Consumption credit	4,471,174	4,161,734	4,468,373	3,465,493
Others	4,054,909	2,991,656	4,030,476	2,773,109
	101,868,052	96,062,614	101,421,778	75,642,694
Labuan Offshore	3,877,932	4,048,468	-	-
	105,745,984	100,111,082	101,421,778	75,642,694
Overseas Operations:				
Singapore	17,907,807	14,987,617	18,081,107	14,987,617
United States of America	581,387	407,307	581,387	407,307
United Kingdom	225,769	142,283	225,769	142,283
Hong Kong	1,397,304	1,330,594	1,397,304	1,330,594
Brunei	203,023	265,031	203,023	265,031
Vietnam	363,802	262,077	363,802	262,077
Cambodia	83,219	69,249	83,219	69,249
China	437,465	385,743	437,465	385,743
Papua New Guinea	36,731	29,535	-	-
Philippines	431,045	404,837	-	-
Indonesia	42,734	58,062	-	-
Grand total	127,456,270	118,453,417	122,794,854	93,492,595

A8iii. Non –Performing Loans

	Group		Bank	
	June 2005 RM'000	June 2004 RM'000	June2005 RM'000	June2004 RM'000
Gross balance at 1 July	12,296,828	13,057,013	9,458,681	9,799,074
Classified during the year	7,419,930	6,964,811	6,426,948	5,481,905
Transfer from the finance subsidiary	-	-	2,476,787	-
Recovered/regularised	(5,902,562)	(5,646,100)	(5,366,996)	(4,217,085)
Amount written off	(2,726,172)	(1,907,297)	(2,567,616)	(1,526,796)
Converted to investment securities	(23,556)	(220,440)	(23,556)	(135,379)
Exchange difference & expenses debited to customers' account	55,494	48,841	55,044	56,962
Gross balance at 30 June	11,119,962	12,296,828	10,459,292	9,458,681
Less:				
Specific provisions	(3,541,718)	(3,634,101)	(3,249,740)	(2,688,326)
Interest-in-suspense	(1,510,382)	(1,899,382)	(1,467,406)	(1,396,440)
Net balance	6,067,862	6,763,345	5,742,146	5,373,915
Gross loans, advances and financing	127,456,270	118,453,417	122,794,854	93,492,595
Islamic loans sold to Cagamas	747,516	466,374	747,516	114,380
	128,203,786	118,919,791	123,542,370	93,606,975
Less:				
Specific provisions	(3,541,718)	(3,624,101)	(3,249,740)	(2,688,326)
Interest-in-suspense	(1,510,382)	(1,899,382)	(1,467,406)	(1,396,440)
Net loans, advances and financing (including loans sold to Cagamas)	123,151,686	113,386,308	118,825,224	89,522,209
Total net non-performing loans (and financing) as at 30 June	4.93%	5.96%	4.83%	6.00%

(as % of total loans, advances and financing including Islamic Loans Sold to Cagamas, less Specific Provision and Interest-in-Suspense)

A8iv. **Loan Loss Provision**

Movements in the provision for bad and doubtful debts (and financing) and interest-in-suspense (income – in-suspense) accounts are as follows: -

	Group		Maybank	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
Specific Provision				
Balance at 1 July	3,634,101	4,551,771	2,688,326	3,405,370
Provision made during the year	2,641,324	2,269,451	2,124,527	1,069,534
Transfer from the finance subsidiary	-	-	772,431	-
Amount written back in respect of recoveries	(707,911)	(1,590,052)	(430,957)	(491,056)
Amount written off	(1,949,754)	(1,379,029)	(1.828,805)	(1,085,909)
Transfer from/(to) general provision	7,289	(11,428)	7,237	(11,801)
Transfer to provision for diminution in value of investments	(23,152)	(147,056)	(23,152)	(129,844)
Transfer to provision for restructured/rescheduled loans and financing	(65,632)	(63,893)	(65,632)	(76,227)
Exchange differences	5,453	4,337	5,765	8,259
Balance at 30 June	3,541,718	3,634,101	3,249,740	2,688,326

A8iv. Loan Loss Provision (cont'd)

	Group		Maybank	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
General Provision				
Balance at 1 July	**3,625,584**	3,474,440	**2,689,417**	2,590,235
Provision made during the year	**22,934**	184,413	**-**	84,768
Amount written back	**(833,555)**	(47,147)	**(88,753)**	-
Transfer (to)/from specific provision	**(7,289)**	11,428	**(7,237)**	11,801
Exchange differences	**2,682**	2,450	**2,649**	2,613
Balance at 30 June	**2,810,356**	3,625,584	**2,596,076**	2,689,417
As a percentage of total loans (including Islamic loans sold to Cagamas, less specific provision and interest/income-in-suspense	**2.28%**	3.20%	**2.18%**	3.00%
As a percentage of total risk-weighted assets for credit risks, excluding deferred tax assets	**2.11%**	2.92%	**2.07%**	2.81%
Interest-in-suspense/income in suspense				
Balance at 1 July	**1,899,382**	1,897,643	**1,396,440**	1,433,206
Provision made during the year	**934,875**	1,097,583	**837,200**	800,800
Transfer from the finance subsidiary	**-**	-	**470,402**	-
Amount written back in respect of recoveries	**(511,124)**	(607,847)	**(456,901)**	(410,380)
Amount written off	**(772,030)**	(492,652)	**(738,811)**	(440,887)
Transfer to provision for diminution in value of investments	**(404)**	(14,882)	**(404)**	(5,535)
Transfer from/(to) interest/income-in-suspense for restructured/rescheduled loans and financing	**(43,566)**	14,851	**(43,566)**	14,851
Exchange differences	**3,249**	4,686	**3,046**	4,385
Balance at 30 June	**1,510,382**	1,899,382	**1,467,406**	1,396,440

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE FINANCIAL YEAR END

a) Acquisition of Additional Equity Interest in Aseambankers Malaysia Berhad

Subsequent to the financial year and after obtaining the approval of Bank Negara Malaysia, the Bank has on 8 July 2005, acquired an additional 7,517,400 ordinary shares of RM1 each of Aseambankers Malaysia Berhad from three minority shareholders for a total cash consideration of RM83.3 million. The Bank's equity interest in Aseambankers has increased from 79.69% to 94.69% thereafter.

b) Transfer of the Business of Aseamlease Berhad and AseamCredit Sdn Berhad to the Bank

On 1 August 2005, Bank Negara Malaysia granted approval for the businesses and operations of Aseamlease Berhad and Aseam Credit Sdn Bhd to be transferred to the Bank.

A10. MATERIAL EVENT SUBSEQUENT TO THE FINANCIAL YEAR END (CONTD)

c) Proposed Acquisition of MNI Holdings Berhad

On 25 August 2005, Maybank obtained preliminary approval from Bank Negara Malaysia to commence negotiations with Permodalan Nasional Berhad ("PNB") and Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera)"ARN-ASB") for the proposed acquisition by Maybank and/or its subsidiary, Mayban Fortis Holdings Berhad (collectively, "Maybank Group"), of PNB and ARN-ASB's equity interests in MNI Holdings Berhad.

Final regulatory approval would be required for the Maybank Group, PNB and ARN-ASB to enter into any subsequent agreement.

These events subsequent to the financial year do not require adjustments to the financial statements for the year ended 30 June 2005.

A11. CHANGES IN COMPOSITION OF THE GROUP

a) Transfer of the business of Mayban Finance Berhad to the Bank

The vesting order for the transfer of the finance company business of a subsidiary, Mayban Finance Berhad, to the Bank was issued by the High Court on 17 August 2004. The business of Mayban Finance Berhad was transferred to the Bank with effect from 1 October 2004.

b) Acquisition of Additional Equity Interest in Aseambankers Malaysia Berhad

On 14 September 2004, the Bank completed the acquisition of an additional 2,350,440 ordinary shares of RM1 each in Aseambankers Malaysia Berhad ("Aseambankers") for a total consideration of RM18,380,440. As a result, the Bank's equity interest in Aseambankers increased from 75.00% to 79.69%.

c) Increase in Share Capital for Mayban Takaful Berhad

On 18 November 2004 and 23 December 2004, Mayban Takaful Berhad, a subsidiary of the Bank via its equity interest in Mayban Fortis Holdings Berhad, increased its issued and paid up share capital from RM35,000,000 to RM100,000,000 by way of the issuance of 30,000,000 and 35,000,000 new ordinary shares of RM1 each at par for cash respectively, in line with the minimum paid up share capital requirement stipulated by Bank Negara Malaysia for takaful operators.

d) Disposal of Equity Interest in Inter-City MPC (M) Sdn. Bhd.

On 29 July 2004, Kerlipan Bersinar Sdn. Bhd., a 72.7% owned subsidiary of the Bank, disposed off 7,200,000 ordinary shares of RM1 each in Inter-City MPC (M) Sdn. Bhd. ("ICM"), representing 100% equity interest of its investment in ICM, for a cash consideration of RM12,500,000, resulting in a gain on disposal to the Group of RM4,657,907.

A12. CHANGES IN CONTINGENT LIABILITIES SINCE THE LAST ANNUAL BALANCE SHEET DATE

GROUP	June 2005		June 2004		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	5,321	5,321	5,002	5,002	319	319
Transaction-related contingent items	5,975	2,988	6,148	3,074	(173)	(86)
Short-term self-liquidating trade related contingencies	8,027	1,605	9,175	1,835	(1,148)	(230)
Islamic housing loans and hire purchase sold to Cagamas Berhad	747	747	466	466	281	281
Obligations arising out of rediscounting of bankers acceptances	-	-	-	-	-	-
Obligations under underwriting Agreements	394	197	1,206	603	(812)	(406)
Irrevocable commitments to extend credit						
- maturity less than one year	39,383	-	31,753	-	7,630	-
- maturity exceeding one year	5,350	2,675	5,021	2,511	329	164
Foreign exchange related contracts	25,722	251	22,644	303	3,078	(52)
Interest rate related contracts	16,279	626	8,717	421	7,562	205
Miscellaneous	2,254	-	2,245	-	9	-
Total	109,452	14,410	92,377	14,215	17,075	195

BANK	June 2005		June 2004		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	4,487	4,487	3,445	3,445	1,042	1,042
Transaction-related contingent items	5,965	2,983	6,140	3,070	(175)	(87)
Short-term self-liquidating trade related contingencies	8,007	1,601	9,158	1,832	(1,151)	(231)
Islamic housing loans and hire purchase sold to Cagamas Berhad	747	747	114	114	633	633
Obligations under underwriting Agreements	262	131	344	172	(82)	(41)
Irrevocable commitments to extend credit						
- maturity less than one year	39,030	-	30,817	-	8,213	-
- maturity exceeding one year	5,319	2,659	3,595	1,798	1,724	861
Foreign exchange related contracts	25,704	251	22,624	303	3,080	(52)
Interest rate related contracts	15,850	619	8,430	415	7,420	204
Miscellaneous	2,245	-	2,242	-	3	-
Total	107,616	13,478	86,909	11,149	20,707	2,329

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. REVIEW OF PERFORMANCE

For the year ended 30 June 2005, the Group registered an increase of 3.2% or RM78.0 million in profit after tax and minority interest over that of the previous financial year. The increase can be attributed to higher interest earnings from the increased loans and advances portfolio and higher non-interest income, including income from Islamic Banking scheme but off-set by higher loan loss provision as a consequence of the writing down of collateral value of long outstanding non-performing loans and losses of certain subsidiaries.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered a profit after tax and minority interest of RM567.3 million for the quarter just ended compared to RM686.7 million for the preceding quarter, a decrease of RM119.4 million or 17.4% The decline was due to higher loan loss provisions required for the current quarter as compared to the preceding quarter as a consequence of the writing down of collateral value of long outstanding non-performing loans and losses of certain subsidiaries.

B3. PROSPECTS

On the strength of its franchise, value creation from its strategic initiatives and the commitment of its human resources, the Group is confident of improving its financial performance for the current year.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION AND ZAKAT

	June 2005 RM'000
Malaysian income tax	805,747
Foreign tax	67,166
Less: Double taxation relief	(55,332)
	817,581
Over provision in respect of prior years	(67,104)
Share of tax in associated companies	255
	750,732
Deferred tax	190,536
Under provision in prior years	8,037
	198,573
Zakat	942
	950,247

The tax charges for the Group reflect an effective rate that is lower than the statutory rate due to the beneficial tax structure enjoyed by the subsidiary in Labuan.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits from the sale of unquoted investments of the Group amounted to RM182.2 million while profits from the sale of properties amounted to RM10.8 million.

B7. PURCHASE AND SALE OF QUOTED SECURITIES

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. STATUS OF CORPORATE PROPOSALS

a) Maybank Group ESOS

A new Maybank Group Employee Share Option Scheme ("ESOS"), which include the participation of non-executive directors was approved by the shareholders on 11 August 2004 at an Extraordinary General Meeting and was implemented on 26 August 2004.

b) Tie-up With BinaFikir Sdn Bhd

On 14 February 2005, Bank Negara Malaysia gave the approval for the Bank to commence negotiations with BinaFikir Sdn Bhd ("BinaFikir") on a possible tie-up between BinaFikir and Aseambankers Malaysia Berhad. Negotiations are still ongoing as at the date of the financial statements.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT SECURITIES

	Group		Bank	
	June 2005	June 2004	**June 2005**	June 2004
	RM'000	RM'000	**RM'000**	RM'000
Deposits from Customers				
- Fixed deposits and negotiable instruments of deposits				
One year or less	**78,743,307**	75,695,815	**66,983,183**	52,402,234
More than one year	**3,373,895**	2,022,317	**3,157,274**	1,258,840
	82,117,202	77,718,132	**70,140,457**	53,661,074
- Demand Deposits	**26,002,946**	23,472,718	**25,437,930**	22,850,926
- Savings Deposit	**22,947,897**	22,175,092	**22,697,326**	20,356,877
	131,068,045	123,365,942	**118,275,713**	96,868,877
Deposits and Placements of Banks and Other Financial Institutions				
One year or less	**14,644,226**	11,663,369	**16,157,238**	11,354,898
More than one year	**3,716,956**	2,834,837	**3,716,956**	2,822,439
	18,361,182	14,498,206	**19,874,194**	14,177,337
Bonds and Notes				
- Unsecured				
Less than one year	**[1] 950,000**	-	**[1] 950,000**	-
More than one year	**[2] 2,054,000**	[3] 3,004,000	**[2] 2,054,000**	[3] 3,004,000
	3,004,000	3,004,000	**3,004,000**	3,004,000

[1] Subordinated Notes of USD250 million.
[2] Includes Subordinated Notes of USD380 million equivalent to RM1,444.0 million.
[3] Includes Subordinated Notes of USD630 million equivalent to RM2,394.0 million.

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM 'Mill)

Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	7,271	2,471	2,385	1,669	701	45	-	-
- swaps	18,452	14,108	2,579	1,127	467	171	-	-
Interest rate related contracts								
- forwards	-	-		-	-	-	-	-
- swaps	16,247	1,237	3,954	169	1,456	7,158	2,273	-
- futures	32	-	22	-	10	-	-	-
Total	42,002	17,816	8,940	2,965	2,634	7,374	2,273	-

BANK (RM 'Mill)

Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	7,271	2,471	2,385	1,669	701	45	-	-
- swaps	18,433	14,108	2,579	1,115	467	164	-	-
Interest rate related contracts								
- forwards	-	-	-	-	-	-	-	-
- swaps	15,818	1,192	3,738	169	1,456	7,027	2,236	-
- futures	32	-	22	-	10	-	-	-
Total	41,554	17,771	8,724	2,953	2,634	7,236	2,236	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions.

Credit risk

Credit risk arises from the possibility that a counter–party may be unable to meet the terms of a contract in which the Group has a gain position. This amount will increase or decrease over the life of the contracts, maturity dates and rates or prices.

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER) (CONTD)

As at 30 June 2005, the amounts of market risk and credit risk are as follows:

	Group		Bank	
	June 2005 RM'000	June 2004 RM'000	June 2005 RM'000	June 2004 RM'000
Market Risk				
Amount of contracts which were not hedged and hence, exposed to market risk	119,440	76,182	119,440	76,182
Credit Risk				
Amount of credit risk, measured in terms of cost to replace the profitable contracts	68,740	52,643	68,740	52,643

Related accounting policies

Foreign exchange contracts are revalued at the prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the income statement.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom, are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS DECLARED

The Directors have agreed to recommend to the Annual General Meeting of Members to be held on 8 October 2005, a final dividend of 25.0 sen per share less 28% tax and a special dividend of 35.0 sen per share less 28% tax, making a total of 95.0 sen per share less 28% tax plus tax exempt dividend of 7.5 sen per share in respect of the financial year ended 30 June 2005 (30 June 2004: 60.0 sen per share less 28% tax per share).

If approved, the final dividend will be paid on 23 November 2005 to shareholders registered in the Register of Members at the close of business at 5.00 p.m. on 9 November 2005. Notice is hereby given that the Register of Members will be closed from 10 November 2005 to 11 November 2005 for the determination of shareholders' entitlement to the final dividend.

A depositor shall qualify for entitlement for the final dividend only in respect of: -

a) Shares deposited into the Depositors' Securities accounts before 12.30 p.m. on 7 November 2005 (in respect of shares exempted from mandatory deposit);

b) Shares transferred to the Depositors' Securities accounts in respect of ordinary transfers before 4.00 p.m. on 9 November 2005;

c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

B13. EARNINGS PER SHARE

Basic earnings per share ("Basic EPS")

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	Group			
	4th Quarter Ended		Financial Year Ended	
	June 2005	June 2004	June 2005	June 2004
Net profit (RM'000)	567,295	646,720	2,502,526	2,424,511
Weighted average number of Ordinary shares in issue ('000)	3,718,161	3,600,172	3,657,249	3,600,172
Basic earnings per share (sen)	15.3	18.0	68.4	67.3

Diluted earnings per share ("Diluted EPS")

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the financial year by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	Group			
	4th Quarter Ended		Financial Year Ended	
	June 2005	June 2004	June 2005	June 2004
Net profit (RM'000)	567,295	646,720	2,502,526	2,424,511
Weighted average number of ordinary shares in issue ('000)	3,718,161	3,600,172	3,657,249	3,600,172
Assumed exercise of share options ('000)	45,384	-	46,471	-
	3,763,545	3,600,172	3,703,720	3,600,172
Fully diluted earnings per share (sen)	15.1	18.0	67.6	67.3

By Order of the Board

Mahiram binti Husin
LS007885
Company Secretary
26 August 2005

Malayan Banking Berhad (3813-K)
TEL: (6)03 2070 8833 | FAX: (6)03 2070 2611 | www.maybank2u.com



Maybank

ANNUAL REPORT 2005

Contents


82-34861
RECEIVED
6-30-05
FINANCIAL
statements
2005

Statement of Directors' RESPONSIBILITY in Respect of the AUDITED FINANCIAL Statements

The directors are required by the Companies Act, 1965 and the Bursa Malaysia's Listing Requirements to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Bank at the end of the financial year and of their results and cash flows for the financial year then ended.

In preparing the financial statements, the directors have:

- considered the applicable approved accounting standards in Malaysia
- adopted and consistently applied appropriate accounting policies
- made judgements and estimates that are prudent and reasonable

The directors have the responsibility for ensuring that the Group and the Bank keep accounting records which disclose with reasonable accuracy the financial position of the Group and the Bank which will enable them to ensure that the financial statements comply with the Companies Act, 1965 and the Bursa Malaysia's Listing Requirements.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and the Bank and to prevent and detect fraud and other irregularities.

DIRECTORS' REPORT

The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Bank for the financial year ended 30 June 2005.

PRINCIPAL ACTIVITIES

The Bank is principally engaged in the business of banking and finance in all its aspects which also include Islamic Banking Scheme operations.

The subsidiaries are principally engaged in the businesses of merchant banking, general and life insurance, general and family takaful, stock broking, discount house, leasing and factoring, trustee and nominee services, unit trust management, asset management and venture capital. The business of the finance subsidiary, Mayban Finance Berhad was transferred to the Bank on 1 October 2004.

There were no significant changes in these activities during the financial year, except for certain subsidiaries as disclosed in Note 12 to the financial statements.

FINANCIAL RESULTS

	Group RM'000	Bank RM'000
Profit after taxation and zakat	2,544,245	3,809,643
Minority interests	(41,719)	—
Net profit for the year	2,502,526	3,809,643

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the statements of changes in equity.

In the opinion of the directors, the results of the operations of the Group and of the Bank during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature.

DIVIDENDS

The amount of dividends paid by the Bank since 30 June 2004 were as follows:

	RM'000
In respect of the financial year ended 30 June 2004 as reported in the directors' report of that year:	
Final dividend of 25% less 28% taxation, on 3,602,403,521 ordinary shares approved during the Annual General Meeting on 11 October 2004 and paid on 27 October 2004 (including net dividend amounted to RM401,688 paid on shares issued on the exercise of options under ESOS)	648,433
In respect of the financial year ended 30 June 2005:	
Interim dividend of 25% less 28% taxation, on 3,706,053,321 ordinary shares, declared on 18 February 2005 and paid on 31 March 2005	667,089
Special dividend of 10% less 28% taxation, on 3,706,053,321 ordinary shares, declared on 18 February 2005 and paid on 31 March 2005	266,836
Special tax exempt dividend of 7.5%, on 3,706,053,321 ordinary shares, declared on 18 February 2005 and paid on 31 March 2005	277,954
	1,211,879

At the forthcoming Annual General Meeting, the following dividend in respect of financial year 30 June 2005 will be proposed for the shareholders' approval:

	RM'000
Final dividend of 25% less 28% taxation, on 3,721,052,721 ordinary shares (18.0 sen net per ordinary share)	669,790
Special dividend of 35% less 28% taxation, on 3,721,052,721 ordinary shares (25.2 sen net per ordinary share)	937,705
	1,607,495

The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in equity as an appropriation of retained profits in the next financial year ending 30 June 2006.

MAYBANK GROUP EMPLOYEE SHARE OPTION SCHEME (ESOS)

The Maybank Group Employee Share Option Scheme (ESOS) is governed by the by-laws approved by the shareholders at an Extraordinary General Meeting held on 11 August 2004. The ESOS was implemented on 26 August 2004 and is in force for a period of 5 years from the date of implementation.

The terms of the ESOS includes provision for the participation of non-executive directors. The maximum number of ordinary shares of RM1 each in the Bank available under the ESOS should not exceed 15% of the total number of issued and paid-up capital of the Bank at any point of time during the duration of the scheme. Other principal features of the ESOS are disclosed in Note 22 to the financial statements.

The Bank has been granted exemption by the Companies Commission of Malaysia from having to disclose the names of employees who have been granted options to subscribe for less than 250,000 ordinary shares of RM1 each. The option holders with the number of options granted in respect of the ESOS of 250,000 shares of RM1 each or above during the financial year are certain of the directors of the Bank whose names and the number of options granted are disclosed in the section on Directors' Interests in this report.

SHARE CAPITAL

During the financial year, the Bank increased its:

(a) authorised ordinary share capital from 4,000,000,000 to 10,000,000,000 through the creation of 6,000,000,000 ordinary shares of RM1 each; and

(b) issued and fully paid-up ordinary share capital from RM3,600,171,921 to RM3,721,052,721 via issuance of 120,880,800 new ordinary shares of RM1 each for cash, to eligible persons who exercised their options under the ESOS which commenced on 26 August 2004.

The new ordinary shares issued during the financial year rank pari passu in all respects with the existing shares of the Bank.

DIRECTORS

The directors who served since the date of the last report are:

Tan Sri Mohamed Basir bin Ahmad (Chairman)
Dato' Richard Ho Ung Hun
Datuk Amirsham A Aziz
Dato' Mohammed Hussein
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali
Mohammad bin Abdullah
Haji Mohd Hashir bin Haji Abdullah
Teh Soon Poh
Datuk Abdul Rahman bin Mohd Ramli
Tan Sri Dato' Megat Zaharuddin bin Megat Mohd Nor
Md Agil Mohd Natt (appointed on 4 September 2004)
Datuk Zainun Aishah binti Ahmad (appointed on 13 July 2005)
Hooi Lai Hoong (retired on 3 September 2004)

DIRECTORS' BENEFITS

Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangement to which the Bank or its subsidiary company was a party, whereby the directors might acquire benefits by means of acquisition of shares in or debentures of the Bank or any other body corporate, other than as may arise from the share options granted pursuant to the ESOS.

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the directors, or the fixed salary of a full time employee of the Bank or the professional fees paid to a related party as disclosed in Notes 31 and 33 to the financial statements) by reason of a contract made by the Bank or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS' INTERESTS

According to the register of directors' shareholdings, the interests of directors in office at the end of the financial year in shares and share options of the Bank during the financial year were as follows:

	Number of Ordinary Shares of RM1 Each			
	1.7.2004/ Date of Appointment	Exercise of ESOS	Sold	30.6.2005
Tan Sri Mohamed Basir bin Ahmad	18,000	—	—	18,000
Dato' Richard Ho Ung Hun	—	70,000	—	70,000
Datuk Amirsham A Aziz	261,000	120,000	—	381,000
Dato' Mohammed Hussein	103,400	20,000	—	123,400
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	—	43,000	—	43,000
Haji Mohd Hashir bin Haji Abdullah	—	79,500	—	79,500
Teh Soon Poh	5,247	60,000	—	65,247
Datuk Abdul Rahman bin Mohd Ramli	—	20,000	—	20,000
Tan Sri Dato' Megat Zaharuddin bin Megat Mohd Nor	10,000	—	—	10,000
Md Agil Mohd Natt	59,600	62,000	—	121,600

	Exercise Price RM	Number of Options Over Ordinary Shares of RM1 Each			
		1.7.2004/ Date of Appointment	Granted	Exercised	30.6.2005
Tan Sri Mohamed Basir bin Ahmad	9.23	—	350,000	—	350,000
Dato' Richard Ho Ung Hun	9.23	—	435,000	70,000	365,000
Datuk Amirsham A Aziz	9.23	—	650,000	120,000	530,000
	9.87	—	120,000	—	120,000
Dato' Mohammed Hussein	9.23	—	450,000	20,000	430,000
	9.87	—	80,000	—	80,000
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	9.23	—	425,000	43,000	382,000
Mohammad bin Abdullah	9.23	—	305,000	—	305,000
Haji Mohd Hashir bin Haji Abdullah	9.23	—	265,000	79,500	185,500
Teh Soon Poh	9.23	—	245,000	60,000	185,000
Datuk Abdul Rahman bin Mohd Ramli	9.23	—	205,000	20,000	185,000
Md Agil Mohd Natt	9.23	—	200,000	60,000	140,000
	9.87	—	8,200	2,000	6,200

None of the other directors in office at the end of the financial year had any interest in shares in the Bank or its related corporations during the financial year.

Hooi Lai Hong, a former director of the Bank, was granted 450,000 options under the ESOS at the exercise price of RM9.23 per share during the financial year prior to her retirement. 450,000 options remained

RATING BY EXTERNAL RATING AGENCIES

Details of the Bank's ratings are as follows:

Rating Agency	Date	Rating Classification	Rating Received
Moody's Investors Service	28 June 2005	– Long-term deposits	A3
		– Short-term deposits	P1
		– Subordinated long-term debts	Baa 1
		– Financial strength rating	C
		– Outlook	Stable
Standard & Poor's	10 July 2005	– Long-term counterparty	A-
		– Short-term counterparty	A-2
		– Subordinated notes	BBB+
		– Outlook	Stable
Rating Agency Malaysia Berhad	January 2005	– Long-term	AAA
		– Short-term	P1
		– Subordinated bonds	AA1
		– Outlook	Stable
Fitch Ratings	9 November 2004	– Long-term	A-
		– Subordinated notes	BBB+
		– Outlook	Stable

BUSINESS OUTLOOK

On the strength its business franchise, value creation from its strategic initiatives and the commitment of its human resources, the Group is confident of improving further its financial performance.

OTHER STATUTORY INFORMATION

(a) Before the balance sheets and income statements of the Group and of the Bank were made out, the directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate provision had been made for doubtful debts; and

(ii) to ensure that any current assets which were unlikely to realise their values as shown in the accounting records in the ordinary course of business had been written down to an amount which they might be expected so to realise.

(b) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or financial statements of the Group and of the Bank which would render:

(i) the amount written off for bad debts or the amount of the provision for doubtful debts in the financial statements of the Group and the Bank inadequate to any substantial extent; and

(ii) the values attributed to current assets in the financial statements of the Group and of the Bank misleading.

(c) At the date of this report, the directors are not aware of any circumstances which have arisen which would render adherence to the existing method of valuation of assets or liabilities of the Group and of the Bank misleading or inappropriate.

(d) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements of the Group and of the Bank which would render any amount stated in the financial statements misleading.

(e) As at the date of this report, there does not exist:

(i) any charge on the assets of the Group and of the Bank which has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability of the Group or of the Bank which has arisen since the end of the financial year other than those arising in the normal course of business of the Group and of the Bank.

(f) In the opinion of the directors:

(i) no contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which will or may affect the ability of the Group and of the Bank to meet their obligations as and when they fall due; and

(ii) no items or transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Bank for the financial year in which this report is made.

SIGNIFICANT EVENTS

The significant events during the financial year are as disclosed in Note 46 to the financial statements.

SUBSEQUENT EVENTS

The subsequent events are as disclosed in Note 47 to the financial statements.

AUDITORS

The auditors, Ernst & Young, have expressed their willingness to continue in office.

Signed on behalf of the Board in accordance with a resolution of the directors

Mohamed Basir bin Ahmad **Amirsham A Aziz**

Kuala Lumpur, Malaysia

STATEMENT BY DIRECTORS

pursuant to Section 169(15) of the Companies Act, 1965

We, MOHAMED BASIR BIN AHMAD and AMIRSHAM A AZIZ, being two of the directors of MALAYAN BANKING BERHAD, do hereby state that, in the opinion of the directors, the accompanying financial statements set out on pages A4 to A35 are drawn up in accordance with applicable MASB Approved Accounting Standards in Malaysia, Bank Negara Malaysia Guidelines and the provisions of the Companies Act, 1965 so as to give a true and fair view of the financial position of the Group and of the Bank as at 30 June 2005 and of the results and the cash flows of the Group and of the Bank for the year then ended.

Signed on behalf of the Board in accordance with a resolution of the directors



Mohamed Basir bin Ahmad **Amirsham A Aziz**

Kuala Lumpur, Malaysia
26 August 2005

STATUTORY DECLARATION

pursuant to Section 169(16) of the Companies Act, 1965

I, MOHAMMED HUSSEIN, being the director primarily responsible for the financial management of MALAYAN BANKING BERHAD, do solemnly and sincerely declare that the accompanying financial statements set out on pages A4 to A35 are in my opinion correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed Mohammed Hussein at Kuala Lumpur in the Federal Territory on 26 August 2005

Mohammed Hussein

Before me,

S. Masohood Omar
Commissioner for Oaths

REPORT OF THE AUDITORS

to the Members of Malayan Banking Berhad (Incorporated in Malaysia)

We have audited the financial statements set out on pages A4 to A35. These financial statements are the responsibility of the Bank's directors.

It is our responsibility to form an independent opinion, based on our audit, on the financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been properly drawn up in accordance with the provisions of the Companies Act, 1965, Bank Negara Malaysia Guidelines and applicable MASB Approved Accounting Standards in Malaysia so as to give a true and fair view of:

(i) the financial position of the Group and of the Bank as at 30 June 2005 and of the results and the cash flows of the Group and of the Bank for the year then ended; and

(ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

(b) the accounting and other records and the registers required by the Act to be kept by the Bank and by its subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and the auditors' reports thereon of the subsidiaries of which we have not acted as auditors, as indicated in Note 12 to the financial statements, being financial statements that have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Bank are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of the subsidiaries incorporated in Malaysia, did not include any comment required to be made under Section 174(3) of the Act.

Ernst & Young
AF: 0039
Chartered Accountants

Gloria Goh Ewe Gim
No. 1685/04/07(J)
Partner

BALANCE SHEETS
as at 30 June 2005

	Note	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
ASSETS					
Cash and short-term funds	4	**22,596,444**	23,009,080	**18,479,404**	19,527,827
Deposits and placements with banks and other financial institutions	5	**9,324,796**	6,686,790	**9,975,736**	6,129,488
Securities purchased under resale agreements	6	**299,857**	733,631	**296,871**	722,892
Dealing securities	7	**629,110**	299,557	**230,617**	163,807
Investment securities	8	**27,631,906**	28,704,562	**21,897,560**	22,700,140
Loans, advances and financing	9	**119,593,814**	109,294,350	**115,481,632**	86,718,412
Other assets	10	**1,664,333**	1,851,426	**993,599**	827,980
Statutory deposits with Central Banks	11	**4,228,781**	3,644,199	**4,051,998**	2,855,634
Investment in subsidiaries	12	**—**	—	**1,915,978**	1,869,229
Investment in associates	13	**20,048**	18,907	**10,640**	9,740
Property, plant and equipment	14	**1,341,569**	1,382,822	**1,188,926**	1,036,638
Deferred tax assets	20	**963,946**	1,261,643	**911,752**	989,362
Life, general takaful and family takaful fund assets	49	**3,600,656**	2,620,460	**—**	—
TOTAL ASSETS		**191,895,260**	179,507,427	**175,434,713**	143,551,149
LIABILITIES					
Deposits from customers	15	**131,068,045**	123,365,942	**118,275,713**	96,868,877
Deposits and placements of banks and other financial institutions	16	**18,361,182**	14,498,206	**19,874,194**	14,177,337
Obligations on securities sold under repurchase agreements	8(iv)/9(v)	**7,627,695**	6,988,031	**7,422,269**	6,338,687
Bills and acceptances payable		**2,358,124**	3,319,429	**2,692,568**	5,746,147
Other liabilities	17	**3,130,142**	3,173,396	**3,140,403**	1,815,950
Recourse obligation on loans sold to Cagamas	18	**4,990,773**	6,532,046	**4,990,773**	2,711,118
Provision for taxation and zakat	19	**880,205**	932,330	**855,514**	790,000
Deferred tax liabilities	20	**20,685**	10,806	**—**	—
Subordinated obligations	21	**3,004,000**	3,004,000	**3,004,000**	3,004,000
Life, general takaful and family takaful fund liabilities	49	**120,506**	101,491	**—**	—
Life, general takaful and family takaful policy holders' funds	49	**3,480,150**	2,518,969	**—**	—
TOTAL LIABILITIES		**175,041,507**	164,444,646	**160,255,434**	131,452,116
FINANCED BY:					
Share capital	22	**3,721,053**	3,600,172	**3,721,053**	3,600,172
Reserves	23	**12,680,256**	11,023,264	**11,458,226**	8,498,861
Shareholders' equity		**16,401,309**	14,623,436	**15,179,279**	12,099,033
Minority interests		**452,444**	439,345	**—**	—
		16,853,753	15,062,781	**15,179,279**	12,099,033
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**191,895,260**	179,507,427	**175,434,713**	143,551,149
COMMITMENTS AND CONTINGENCIES	37	**109,451,821**	92,376,859	**107,615,751**	86,909,280

The accompanying notes form an integral part of the financial statements.

INCOME STATEMENTS
for the year ended 30 June 2005

	Note	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Operating revenue	25	**11,215,887**	10,404,296	**12,619,257**	8,301,876
Interest income	26	**7,564,457**	7,237,439	**6,675,881**	5,297,626
Interest expense	27	**(3,304,723)**	(3,097,509)	**(2,868,263)**	(2,281,630)
Net interest income		**4,259,734**	4,139,930	**3,807,618**	3,015,996
Income from Islamic Banking Scheme operations					
Gross operating income		**794,802**	623,529	**707,966**	426,614
Profit equalisation reserves		**(83,731)**	(101,559)	**(79,207)**	(91,939)
	48(I)	**711,071**	521,970	**628,759**	334,675
		4,970,805	4,661,900	**4,436,377**	3,350,671
Dividends from subsidiaries		**—**	—	**2,929,037**	587,867
Other non-interest income		**2,159,149**	1,779,994	**1,673,106**	1,369,058
Total non-interest income	28	**2,159,149**	1,779,994	**4,602,143**	1,956,925
		7,129,954	6,441,894	**9,038,520**	5,307,596
Overhead expenses	29	**(2,810,944)**	(2,592,193)	**(2,424,056)**	(1,984,570)
Operating profit		**4,319,010**	3,849,701	**6,614,464**	3,323,026
Loan and financing loss and provisions	32	**(823,814)**	(494,457)	**(1,296,231)**	(439,651)
		3,495,196	3,355,244	**5,318,233**	2,883,375
Share of results of associates		**(704)**	3,353	**—**	—
Profit before taxation and zakat		**3,494,492**	3,358,597	**5,318,233**	2,883,375
Taxation and zakat	34	**(950,247)**	(888,510)	**(1,508,590)**	(791,304)
Profit after taxation and zakat		**2,544,245**	2,470,087	**3,809,643**	2,092,071
Minority interests		**(41,719)**	(45,576)	**—**	—

	Note	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Earnings per share					
Basic (sen)	35	**68.4**	67.3	**104.1**	58.1
Diluted (sen)	35	**67.6**	67.3	**102.8**	58.1
Net dividends per ordinary share (sen)					
Paid – Interim and special	36	32.7	25.2	32.7	25.2
Proposed – Final and special	36	43.2	18.0	43.2	18.0

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2005

Group	Share Capital RM'000	Share Premium RM'000	Statutory Reserves RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
	<---- Non-distributable				---->	Distributable	
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences, representing net loss not recognised in the income statement	—	—	—	—	(3,894)	—	(3,894)
Net profit for the year	—	—	—	—	—	2,424,511	2,424,511
Transfer to statutory reserves	—	—	527,991	—	—	(527,991)	—
Issue of ordinary shares pursuant to ESOS	9,596	55,894	—	—	—	—	65,490
Bonus issues	1,111	—	—	—	—	(1,111)	—
Dividends (Note 36)	—	—	—	—	—	(1,347,904)	(1,347,904)
At 30 June 2004	3,600,172	500,566	4,274,198	15,250	38;188	6,195,062	14,623,436
At 1 July 2004	3,600,172	500,566	4,274,198	15,250	38,188	6,195,062	14,623,436
Currency translation differences	—	—	—	—	11,050	—	11,050
Net accretion from increased interest in subsidiaries	—	—	—	—	—	3,177	3,177
Net gain not recognised in the income statement	—	—	—	—	11,050	3,177	14,227
Net profit for the year	—	—	—	—	—	2,502,526	2,502,526
Statutory reserve of the finance subsidiary no longer required upon transfer of business to the Bank, transferred to retained profits	—	—	(551,250)	—	—	551,250	—
Transfer to statutory reserves	—	—	242,520	—	—	(242,520)	—
Issue of ordinary shares pursuant to ESOS	120,881	1,000,551	—	—	—	—	1,121,432
Dividends (Note 36)	—	—	—	—	—	(1,860,312)	(1,860,312)
At 30 June 2005	**3,721,053**	**1,501,117**	**3,965,468**	**15,250**	**49,238**	**7,149,183**	**16,401,309**

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2005

Bank	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
	<---- Non-distributable			---->	Distributable	
At 1 July 2003	3,589,465	444,672	3,113,225	66,987	4,062,078	11,276,427
Currency translation differences, representing net gain not recognised in the income statement	—	—	—	12,949	—	12,949
Net profit for the year	—	—	—	—	2,092,071	2,092,071
Transfer to statutory reserve	—	—	523,100	—	(523,100)	—
Bonus issues	1,111	—	—	—	(1,111)	—
Issue of ordinary shares pursuant to ESOS	9,596	55,894	—	—	—	65,490
Dividends (Note 36)	—	—	—	—	(1,347,904)	(1,347,904)
At 30 June 2004	3,600,172	500,566	3,636,325	79,936	4,282,034	12,099,033
Currency translation differences, representing net gain not recognised in the income statement	—	—	—	9,483	—	9,483
Net profit for the year	—	—	—	—	3,809,643	3,809,643
Transfer to statutory reserve	—	—	234,713	—	(234,713)	—
Issue of ordinary shares pursuant to ESOS	120,881	1,000,551	—	—	—	1,121,432
Dividends (Note 36)	—	—	—	—	(1,860,312)	(1,860,312)
At 30 June 2005	**3,721,053**	**1,501,117**	**3,871,038**	**89,419**	**5,996,652**	**15,179,279**

CASH FLOW STATEMENTS
for the year ended 30 June 2005

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	3,494,492	3,358,597	5,318,233	2,883,375
Adjustments for:				
Share of results of associates	704	(3,353)	—	—
Depreciation	184,674	180,645	161,113	138,617
Impairment loss	—	237	—	—
Net gain on disposal of property, plant and equipment	(10,831)	(7,509)	(8,569)	(7,593)
Gain on disposal of foreclosed properties	(475)	(1,051)	—	(73)
Gain on disposal of investment securities	(244,448)	(158,301)	(213,027)	(123,011)
(Gain)/loss on disposal of dealing securities	(36,189)	45,924	175	3,562
Amortisation of premiums less accretion of discounts of investment securities	69,238	67,746	74,457	93,494
Writeback of provision diminution in value of investment securities, net	(56,100)	(20,961)	(76,851)	(16,146)
Loan and financing loss and provisions	1,137,989	860,223	1,616,260	677,174
Provision/(writeback) for other debts	47,834	(5,484)	(3,365)	1,655
Interest/income-in-suspense	378,364	455,378	338,699	364,115
Dividend income	(18,462)	(21,744)	(2,942,600)	(603,824)
Property, plant and equipment written off	1,811	849	1,729	145
Provision for commitments and contingencies	6,217	691	—	—
Profit equalisation reserves	83,731	101,559	79,207	91,939
Exchange fluctuation	3,651	(91,493)	2,260	(84,721)
Transfer of life, general takaful and family takaful fund surplus	(23,029)	(5,000)	—	—
Operating profit before working capital changes	5,019,171	4,756,953	4,347,721	3,418,708
Decrease/(increase) in securities purchased under resale agreements	433,774	(148,623)	426,021	(140,889)
(Increase)/decrease in deposits and placements with banks and other financial institutions	(2,638,006)	(1,034,511)	(3,846,248)	1,126,451
(Increase)/decrease in dealing securities	(293,364)	431,155	(66,985)	(66,809)
Increase in loans, advances and financing	(11,815,817)	(7,897,622)	(30,718,179)	(7,599,347)
Decrease/(increase) in other assets	142,351	(21,301)	(162,254)	(89,151)
Increase in statutory deposits with Central Banks	(584,582)	(322,561)	(1,196,364)	(234,235)
Increase in deposits from customers	7,702,103	13,831,213	21,406,836	10,031,576
Increase in deposits and placements of banks and other financial institutions	3,862,976	825,674	5,696,857	1,381,582
Increase in obligations on securities sold under repurchase agreements	639,664	1,601,459	1,083,582	1,270,109
(Decrease)/increase in bills and acceptances payable	(961,305)	168,439	(3,053,579)	1,653,491
Net proceeds from disposal/(purchase) of investment securities	1,303,966	(3,460,651)	1,018,001	(3,922,217)
(Decrease)/increase in other liabilities	(133,202)	(26,235)	887,366	84,753
Increase in life, general takaful and family takaful fund assets	(980,196)	(856,681)	—	—
Increase in life, general takaful and family takaful fund liabilities and policy holders' funds	1,003,225	861,681	—	—
Cash generated from operations	2,700,758	8,708,389	(4,177,225)	6,914,022
Taxes and zakat paid	(693,744)	(887,611)	(1,365,466)	(628,432)
Net cash generated from/(used in) operating activities	2,007,014	7,820,778	(5,542,691)	6,285,590
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	(168,879)	(159,304)	(165,230)	(144,175)
Purchase of shares in subsidiaries	—	—	(46,749)	—
Net cash from transfer of finance subsidiary to the Bank	—	—	202,413	—
Dividends received from associates	—	972	—	972
Disposal of shares in associates	(2,100)	—	(900)	—
Proceeds from disposal of property, plant and equipment	29,113	22,233	12,221	14,851
Dividends received	18,462	15,656	2,942,600	453,528
Net cash (used in)/generated from investing activities	(123,404)	(120,443)	2,944,355	325,176
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of shares	1,121,432	65,490	1,121,432	65,490
Loans sold to Cagamas	(1,541,273)	(129,919)	2,279,655	421,965
Dividends paid	(1,860,312)	(1,347,904)	(1,860,312)	(1,347,904)
Dividends paid to minority interest	(25,443)	(6,181)	—	—
Net cash (used in)/generated from financing activities	(2,305,596)	(1,418,514)	1,540,775	(860,449)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(421,986)	6,281,821	(1,057,561)	5,750,317
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	23,018,430	16,727,259	19,536,965	13,777,510
CASH AND CASH EQUIVALENTS AT END OF YEAR	22,596,444	23,009,080	18,479,404	19,527,827
Cash and cash equivalents comprise:				
Cash and short term funds as previously reported	22,596,444	23,009,080	18,479,404	19,527,827
Effects of exchange rate changes	—	9,350	—	9,138
	22,596,444	23,018,430	18,479,404	19,536,965

The accompanying notes form an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
30 June 2005

1. CORPORATE INFORMATION

The Bank is principally engaged in the business of banking and finance in all its aspects which also include Islamic Banking Scheme operations.

The subsidiaries are principally engaged in the businesses of merchant banking, general and life insurance, general and family takaful, stock broking, discount house, leasing and factoring, trustee and nominee services, unit trust management, asset management and venture capital. The business of the finance subsidiary, Mayban Finance Berhad was transferred to the Bank on 1 October 2004.

There were no significant changes in these activities during the financial year, except for certain subsidiaries as disclosed in Note 12.

The Bank is a public limited liability company, incorporated and domiciled in Malaysia, and is listed on the Main Board of Bursa Malaysia Securities Berhad. The registered office of the Bank is located at 14th Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur.

The number of employees in the Group and in the Bank at the end of the financial year were 21,793 (2004: 20,821) and 19,773 (2004: 15,321) respectively.

These financial statements were authorised for issue by the Board of Directors in accordance with a resolution of the directors on 26 August 2005.

2. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements of the Group and of the Bank have been prepared in accordance with the provisions of the Companies Act, 1965, Bank Negara Malaysia Guidelines and applicable Malaysian Accounting Standards Board ("MASB") Approved Accounting Standards in Malaysia. The financial statements incorporate those activities relating to Islamic Banking Scheme ("IBS") which have been undertaken by the Group and the Bank.

IBS refers generally to the acceptance of deposits and granting of financing under the principles of Shariah.

3. SIGNIFICANT ACCOUNTING POLICIES

(i) Basis of Accounting

The financial statements of the Group and of the Bank have been prepared under the historical cost convention unless otherwise indicated in the accounting policies below.

(ii) Basis of Consolidation

(a) Subsidiaries

The consolidated financial statements include the financial statements of the Bank and all its subsidiaries. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiaries are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition and these values are reflected in the consolidated balance sheet. The difference between the cost of acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition (goodwill/reserve on consolidation/acquisition) is accounted for in accordance with Note 3(iii) below.

Intragroup transactions, balances and resulting unrealised gains are eliminated on consolidation and the consolidated financial statements reflect external transactions only. Unrealised losses are eliminated on consolidation unless costs cannot be recovered.

The gain or loss on disposal of a subsidiary is the difference between the net disposal proceeds and the Group's share of its net assets together with exchange differences which were not previously recognised in the consolidated income statement.

Minority interest in the consolidated balance sheet consist of the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree as at acquisition date and the minorities' share of movements in the acquiree's equity since then.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(ii) Basis of Consolidation (Cont'd.)

(b) Associates

Associates are those entities in which the Group exercises significant influence but not control, through participation in the financial and operating policy decisions of the entities.

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting based on the audited or management financial statements of the associated companies. Under the equity method of accounting, the Group's share of profits less losses of associates during the year is included in the consolidated income statement. The Group's interest in associated companies is carried in the consolidated balance sheet at cost plus the Group's share of post-acquisition retained profits or accumulated losses and other reserves.

Unrealised gains on transactions between the Group and the associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are eliminated using the same basis unless the cost cannot be recovered.

(iii) Goodwill/Reserve Arising on Consolidation/Acquisition

Goodwill or reserve arising on consolidation/acquisition represents the differences between the cost of acquisition and the Group's interest in the fair value of the identifiable assets and liabilities of the subsidiary and associates at the date of acquisition. Goodwill or reserve arising on consolidation/acquisition is written off/credited in full to retained profits immediately.

(iv) Investment in Subsidiaries and Associates

The Bank's investments in subsidiaries and associates are stated at cost less impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 3(xxxi) below.

On disposal of such investments, the difference between the net disposal proceeds and their carrying amounts is charged or credited to the income statement.

(v) Dealing Securities

Dealing securities are marketable securities that are acquired and held with the intention of resale in the short term and are stated at the lower of cost and market value on portfolio basis. Increases or decreases in the carrying amount of dealing securities are credited or charged to the income statement. On disposal of the dealing securities, the differences between the net disposal proceeds and their carrying amounts are charged or credited to the income statement.

Transfers, if any, between dealing and investment securities are made at the lower of cost and market value.

(vi) Investment Securities

Investment securities are securities that are acquired and held for yield or capital growth and are usually held to maturity.

Malaysian Government Securities, Malaysian Government Investment issues, Malaysian Government floating rate notes, Cagamas bonds and other Government securities are stated at cost adjusted for amortisation of premiums or accretion of discounts, where applicable, to maturity dates.

Quoted investments are stated at the lower of cost and market value on portfolio basis.

Unquoted investments are stated at cost and where applicable, adjusted for amortisation of premiums or accretion of discounts to maturity dates. Provision is made for diminution in value which is other than temporary.

On disposal of the investment securities, the differences between the net disposal proceeds and their carrying amounts are charged or credited to the income statement.

(vii) Provision for Doubtful Debts

Specific provisions are made for doubtful debts which have been individually reviewed and specifically identified as bad and doubtful.

In addition, a general provision based on a certain percentage of total risk-weighted assets for credit risk, which takes into account all balance sheet items and their perceived credit risk levels, is maintained.

(viii) Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 3(xxxi).

Freehold land and buildings-in-progress are not depreciated. Leasehold land is depreciated over the period of the respective leases which ranges from 30 to 999 years. The remaining period of respective leases ranges from 11 to 941 years.

Depreciation of other property, plant and equipment is provided for on a straight-line basis to write-off the cost of each asset over its estimated useful life at the following annual rates:

Buildings on freehold land	Over 50 years
Buildings on leasehold land	50 years or remaining life of the lease, whichever is shorter
Office furniture, fittings, equipment and renovations	10% - 25%
Computers and peripherals	14% - 25%
Electrical and security equipment	8% - 25%
Motor vehicles	20% - 25%

Upon the disposal of an item of property, plant or equipment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

(ix) Investment Properties

Investment properties consist of investments in land and buildings that are not substantially occupied for use by, or in the operations of the Group. In line with MASB FRS 203 : Life Insurance Business (formerly known as MASB Standard 18), land and buildings owned by the life insurance business are classified as investment properties, notwithstanding that they are substantially occupied for use by, or in the operations of the Group.

Investment properties are treated as long term investments and are stated at cost and include related and incidental expenditure incurred. Investment properties are not depreciated. The carrying amount of investment properties is reduced to recognise impairment losses, if any. The policy for the recognition and measurement of impairment losses is in accordance with

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(x) Other Assets

Other receivables are carried at anticipated realisable values. Bad debts are written off when identified. An estimate is made for doubtful debts based on a review of all outstanding amounts as at the balance sheet date.

(xi) Repurchase Agreements

Securities purchased under resale agreements are securities which the Group and the Bank had purchased with a commitment to resell at future dates. The commitments to resell the securities are reflected as an asset on the balance sheet.

Conversely, obligations on securities sold under repurchase agreements are securities which the Group and the Bank had sold from its portfolio, with a commitment to repurchase at future dates. Such financing transactions and corresponding obligations to purchase the securities are reflected as a liability on the balance sheet.

(xii) Bills and Acceptances Payable

Bills and acceptances payable represent the Group's and the Bank's own bills and acceptances rediscounted and outstanding in the market.

(xiii) Provisions for Liabilities

Provisions for liabilities are recognised when the Group and the Bank has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation.

(xiv) Liabilities

Deposits from customers, deposits and placements of banks and financial institutions are stated at placement values. Other liabilities are stated at cost which is the fair value of the consideration expected to be paid in the future for goods and services received.

(xv) Profit Equalisation Reserves ("PER") on IBS Operations

PER is the amount provided in order to maintain a certain level of return for deposits in conformity with Bank Negara Malaysia's "The Framework of the Rate of Return". The PER is deducted at a rate which does not exceed the maximum amount of 15% of the total gross income of each financial year and is maintained up to the maximum of 30% of total Islamic banking capital fund.

(xvi) Income Tax

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from a business combination that is an acquisition, in which case the deferred tax is included in the resulting goodwill or negative goodwill.

(xvii) Leases

(a) Finance Lease/Lease Receivable

Assets leased to customers under agreements which transfer substantially all risks and rewards associated with ownership other than legal title are classified as lease receivables. The balance sheet amount represents total minimum lease payments receivable less unearned income and prepaid rentals. Initial direct costs are immediately recognised as expenses.

(b) Operating Lease

Payments made under operating leases are recognised in the income statement on an accrual basis in accordance with the terms of the leases.

(xviii) Insurance and Family Takaful Fund

The life assurance and family takaful fund is based on the actuarial valuation of the fund made up to 30 June 2005.

(xix) Wakalah Fee, Commission Expenses and Management Expenses

Commission expenses, which are costs directly incurred in securing contributions on takaful certificates, are recognised as incurred and properly allocated to the periods in which it is probable they give rise to income.

Commission and management expenses are borne by the family takaful and general takaful funds in their respective revenue accounts at an agreed percentage of the gross contribution. This is in accordance with the principles of Wakalah as approved by the Mayban Takaful Berhad's Shariah Committee and agreed between the participants and Mayban Takaful Berhad. Any surplus/deficit arising will be transferred to/borne by the shareholders' fund as wakalah surplus/deficit.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xx) **Unearned Premium Reserves and Unearned Contribution Reserves**

Unearned Premium Reserves ("UPR") and Unearned Contribution Reserve ("UCR") represent the portion of the net premiums and contribution of insurance policies and takaful certificates written that relate to the unexpired periods of policies and certificates at the end of the financial year. In determining the UPR and UCR at the balance sheet date, the method that most accurately reflect the actual unearned premium is used as follows:

- 25% method for marine cargo and aviation cargo, and transit business.
- 1/24th method for other classes of Malaysian general policies and 1/365th method for all classes of general takaful within Malaysia, reduced by the corresponding percentage of accounted gross direct business commissions and agency-related expenses not exceeding limits specified by Bank Negara Malaysia on:

Motor	10%
Fire, engineering, aviation and marine hull	15%
Medical health	
- Standalone individuals	15%
- Group of 3 or more	10%
Workmen compensation and employers' liability	
- Foreign workers	10%
- Others	25%
Other classes	20%

- 1/8th method for all classes of overseas inward treaty business with a deduction of 20% for acquisition costs.
- Bond policies and non-annual certificates are time apportioned over the periods of the risks.

(xxi) **Provision for Outstanding Claims**

For general insurance business and general takaful businesses, a liability for outstanding claims is recognised in respect of both direct insurance and inward reinsurance. The amount of outstanding claims is the best estimate of the expenditure required together with related expenses less recoveries to settle the present obligation at the balance sheet date. Provision is also made for the cost of claims together with related expenses incurred but not reported at balance sheet date based on an actuarial valuation by a qualified actuary, using a mathematical method of estimation using actual claims development pattern.

For life assurance and family takaful businesses, claims and settlement costs that are incurred during the financial period are recognised when a claimable event occurs and/or the insurer is notified.

Claims and provisions for claims arising on life insurance and family takaful policies, including settlement costs, are accounted for using the case basis method and for this purpose, the benefits payable under a life insurance policy are recognised as follows:

(i) maturity or other policy benefit payments due on specified dates are treated as claims payable on the due dates;

(ii) death, surrender and other benefits without due dates are treated as claims payable, on the date of receipt of intimation of death of the assured or occurrence of the contingency covered.

(xxii) **Borrowings**

Borrowings are reported at their face values. The costs of issuing capital instruments such as bonds and debentures are charged to the income statement as and when incurred. Interest on borrowings is charged to the income statement as expense as and when incurred.

(xxiii) **Interest and Financing Income Recognition**

Interest income is recognised on an accrual basis. Interest income includes the amortisation of premiums or accretion of discounts. Interest income on dealing and investment securities are recognised on an effective yield basis.

Interest income on overdrafts, term loans and housing loans is accounted for on a straight line basis by reference to the rest periods as stipulated in the loan agreements. Interest income from hire purchase, instalment sale financing, block discounting and leasing transactions is accounted for on the "sum-of-the-digits" method, whereby the income recognised for each month is obtained by multiplying the total income by a fraction whose numerator is the digit representing the remaining number of months and whose denominator is the sum of the digits representing the total number of months.

Where an account has turned non-performing, interest is suspended with retroactive adjustment made to the date of first default. Thereafter, interest on these accounts are recognised on a cash basis until such time as the accounts are no longer classified as non-performing. Customers' accounts are deemed to be non-performing where repayments are in arrears for more than three months and one month after maturity date for trade bills, bankers' acceptances and trust receipts. Credit card holders are deemed non-performing where repayments are in arrears for more than three months from first day of default.

Income from the IBS business is recognised on the accrual basis in compliance with Bank Negara Malaysia's guidelines.

(xxiv) **Fee and Other Income Recognition**

Loan arrangement, management and participation fees, factoring commissions, underwriting commissions and brokerage fees are recognised as income based on contractual arrangements. Guarantee fee is recognised as income upon issuance of the guarantee. Fees from advisory and corporate finance activities are recognised net of service taxes and discounts on completion of each stage of the assignment.

Dividend income is recognised when the shareholder's right to receive payment is established.

Premiums and contributions from general insurance and general takaful businesses, respectively are recognised as income in a financial period in respect of risks assumed during that particular financial period. Inward treaty reinsurance premiums are recognised on the basis of periodic advices received from ceding insurers.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xxiv) **Fee and Other Income Recognition (Cont'd.)**

Premiums and contributions for life assurance and family takaful businesses, respectively, are recognised as income on assumption of risks and subsequent premiums are recognised on due dates. Premiums outstanding at balance sheet date are recognised as income for the period provided they are still within the grace period allowed for payment. Contribution income on long term policies is recognised as earned based on the time-apportionment method.

Gross contributions for takaful business are accounted for on accrual basis in accordance with the Principles of Shariah as advised by Mayban Takaful Berhad's Shariah Committee. Unrealised income is deferred and receipts in advance are treated as liabilities in the balance sheet.

Rollover fees on margin accounts and management fees from management of unit trust are recognised on an accrual basis.

(xxv) **Interest, Financing and Related Expense Recognition**

Interest expense and attributable profit (on activities relating to IBS business) on deposits and borrowings of the Group and the Bank are expensed as incurred.

Handling fees paid to motor vehicle dealers on hire purchase loans are charged to income statement in the period when they are incurred in accordance with Bank Negara Malaysia Circular dated 4 July 2003.

(xxvi) **Employee Benefits**

(a) **Short term benefits**

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by employees of the Group and the Bank. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences. Short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

(b) **Defined Contribution Plans**

As required by law, companies in Malaysia make contributions to the Employees Provident Fund ("EPF"). Certain foreign branches of the Bank and subsidiaries make contributions to their respective countries' statutory pension schemes. Such contributions are recognised as an expense in the income statement when incurred.

(xxvii) **Foreign Currencies**

(a) **Foreign Currency Transactions**

Transactions in foreign currencies are initially recorded in Ringgit Malaysia at rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into Ringgit Malaysia at rates of exchange ruling at that date, unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used. Non-monetary items which are denominated in foreign currencies and carried at historical cost are translated using the historical rate as of the date of acquisition and non-monetary items which are denominated in foreign currencies and carried at fair value are translated using the exchange rate that existed when the values were determined.

(b) **Foreign Operations and Entities**

All exchange differences are taken to the income statement.

Financial statements of foreign consolidated subsidiaries and amalgamated branches are translated at year-end exchange rates with respect to the balance sheet, and at exchange rates at the dates of the transactions with respect to the income statement. All resulting translation differences are recognised in equity.

The principal exchange rates for every unit of foreign currency ruling at balance sheet date used are as follows:

	2005 RM	2004 RM
Singapore Dollars (SGD)	**2.2564**	2.2096
Hong Kong Dollars (HKD)	**0.4890**	0.4872
United States Dollars (USD)	**3.8000**	3.8000
Philippines Peso (Peso)	**0.0678**	0.0677
Indonesia Rupiah (IDR)	**0.0004**	0.0004
Papua New Guinea Kina (Kina)	**1.2426**	1.1989
Brunei Dollars (BND)	**2.2564**	2.2096
Great Britain Pound (GBP)	**6.8571**	6.8624

(xxviii) **Foreign Exchange Contracts**

Foreign exchange trading positions, including spot and forward contracts, are revalued at prevailing market rates at balance sheet date and the resultant gains and losses are recognised in the income statement.

(xxix) **Interest Rate Swaps and Futures Contracts**

The Group and the Bank use interest rate swaps and futures contracts mainly in their overall interest rate risk management.

Interest income or interest expense associated with interest rate swaps that qualify as hedges is recognised over the life of the swap agreement as a component of interest income or interest expense.

Gains and losses on interest rate swaps and futures contracts that do not qualify as hedges are recognised in the current year using mark-to-market method and are included in the income statement.

(xxx) **Cash and Cash Equivalents**

For the purpose of the cash flow statements, cash and cash equivalents include cash and bank balances and short-term funds with remaining maturity of less than one month.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xxxi) Impairment of Assets

At each balance sheet date, the Group and the Bank review the carrying amounts of the assets, other than financial instruments to determine whether there is any indication of impairment. If any such indication exists, impairment is measured by comparing the carrying values of the assets with their recoverable amounts. Recoverable amount is the higher of net selling price and value in use, which is measured by reference to discounted future cash flows.

An impairment loss is recognised as an expense in the income statement immediately.

(xxxii) Financial Instruments

Financial instruments are recognised in the balance sheet when the Group has become a party to the contractual provisions of the instrument. The accounting policies on recognition and measurement of these items are disclosed in their respective accounting policies.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends and gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

4. CASH AND SHORT-TERM FUNDS

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Cash, balances and deposits with banks and other financial institutions	**18,762,517**	23,005,745	**18,479,404**	19,527,827
Money at call	**3,833,927**	3,335	**—**	—
	22,596,444	23,009,080	**18,479,404**	19,527,827

Included in cash and short-term funds of the Group are monies held in trust of RM61,217,870 (2004: RM65,114,594) in respect of the stockbroking business.

5. DEPOSITS AND PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Licensed banks	**2,546,623**	2,395,218	**4,308,680**	3,233,049
Licensed finance companies	**1,066**	20,041	**—**	—
Licensed merchant banks	**13,650**	145,648	**15,000**	123,600
Bank Negara Malaysia	**6,639,680**	3,825,766	**5,529,280**	2,506,166
Other financial institutions	**123,777**	300,117	**122,776**	266,673
	9,324,796	6,686,790	**9,975,736**	6,129,488

Included in the prior financial year's deposits with other financial institutions was an amount of USD10,000,000 or Ringgit Malaysia equivalent of RM38,000,000 pledged with the New York State Banking Department in satisfaction of capital equivalency deposit requirements. The deposit has been replaced by foreign private debt securities as disclosed in Note 8(viii).

6. SECURITIES PURCHASED UNDER RESALE AGREEMENTS

The underlying securities purchased under resale agreements are as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Malaysian Government Securities	**296,871**	665,527	**296,871**	665,527
Foreign government treasury bills	**—**	57,365	**—**	57,365
Negotiable instruments of deposits	**2,986**	10,739	**—**	—
	299,857	733,631	**296,871**	722,892

7. DEALING SECURITIES

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Money market instruments:				
Malaysian Government Securities	**—**	43,835	**—**	—
Malaysian Government treasury bills	**49,124**	43,364	**49,124**	43,364
Malaysian Government investment issues	**5,037**	—	**—**	—
Bank Negara Malaysia bills and notes	**104,625**	69,982	**104,625**	69,982
Bankers' acceptances and Islamic accepted bills	**23,257**	25,693	**—**	—
Khazanah bonds	**25,621**	—	**—**	—
Foreign government treasury bills	**—**	456	**—**	456
Foreign certificates of deposit	**84,577**	66,221	**—**	—
	292,241	249,551	**153,749**	113,802
Quoted securities:				
Shares	**1**	1	**—**	—
Unquoted securities:				
Private and Islamic debt securities in Malaysia	**260,000**	50,005	**—**	50,005
Foreign public authority and private debt securities	**76,868**	—	**76,868**	—
	336,868	50,005	**76,868**	50,005

7. DEALING SECURITIES (CONT'D.)

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
(i) Market value of quoted securities:				
Shares	**1**	1	**—**	—
(ii) Indicative value of unquoted securities:				
Malaysian Government Securities	**—**	43,835	**—**	—
Malaysian Government treasury bills	**49,124**	43,377	**49,124**	43,377
Malaysian Government investment certificates	**5,037**	—	**—**	—
Bank Negara Malaysia bills and notes	**104,625**	69,977	**104,625**	69,977
Khazanah bonds	**25,621**	—	**—**	—
Foreign government treasury bills	**—**	456	**—**	456
Foreign certificates of deposit	**84,577**	66,221	**—**	—
Private and Islamic debt securities in Malaysia	**260,000**	50,067	**—**	50,067
Foreign public authority and private debt securities	**76,868**	—	**76,868**	—

The carrying values of bankers' acceptances and Islamic accepted bills approximate the market value due to their relatively short maturities.

8. INVESTMENT SECURITIES

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Money market instruments:				
Malaysian Government Securities	**3,502,028**	4,554,773	**3,353,236**	3,938,439
Cagamas bonds	**1,933,153**	2,067,263	**1,519,651**	1,353,007
Foreign government securities	**1,573,922**	1,305,974	**1,253,116**	1,153,814
Malaysian Government treasury bills	**109,942**	398,782	**109,942**	398,782
Malaysian Government investment issues	**1,052,052**	430,352	**1,006,202**	329,240
Foreign government treasury bills	**902,147**	889,751	**801,883**	787,747
Negotiable instruments of deposits	**3,097,275**	1,724,783	**2,742,261**	1,969,979
Bankers' acceptances and Islamic accepted bills	**2,154,227**	5,471,975	**843,630**	4,806,806
Khazanah bonds	**761,441**	405,847	**624,497**	161,834
Danaharta bonds	**—**	190,120	**—**	46,933
	15,086,187	17,439,620	**12,254,418**	14,946,581
Quoted securities:				
In Malaysia:				
Shares, warrants, trust units and loan stocks	**672,834**	892,497	**386,501**	537,535
Outside Malaysia:				
Shares, warrants, trust units and loan stocks	**89,241**	77,938	**70,021**	53,876
	762,075	970,435	**456,522**	591,411
Unquoted securities:				
Shares, trust units and loan stocks in Malaysia	**1,509,136**	1,488,573	**959,430**	897,319
Private and Islamic debt securities in Malaysia	**6,033,964**	6,590,636	**3,754,633**	3,877,439
Malaysian Government bonds	**451,479**	453,146	**451,479**	453,146
Foreign government bonds	**38,127**	37,895	**38,127**	37,895
Foreign Islamic and private debt securities	**4,979,759**	3,062,639	**4,861,376**	2,843,892
Credit linked note (Note 8(vi))	**190,000**	190,000	**190,000**	190,000
Others	**8,535**	1,562	**8,535**	1,562
	13,211,000	11,824,451	**10,263,580**	8,301,253
Total investments securities at cost	**29,059,262**	30,234,506	**22,974,520**	23,839,245
Net amortisation of premiums	**(90,209)**	(34,474)	**(100,916)**	(74,791)
Provision for diminution in value of:				
Shares, warrants, trust units and loan stocks quoted in Malaysia	**(392,557)**	(485,631)	**(228,620)**	(280,624)
Shares, warrants, trust units and loan stocks quoted outside Malaysia	**(63,624)**	(49,124)	**(62,980)**	(48,473)
Foreign government bonds and private debt securities	**(45,762)**	(151,054)	**(45,762)**	(150,871)
Unquoted shares, trust units and loan stocks	**(698,822)**	(653,630)	**(509,430)**	(478,543)
Unquoted private and Islamic debt securities	**(136,382)**	(156,031)	**(129,252)**	(105,803)
	(1,337,147)	(1,495,470)	**(976,044)**	(1,064,314)

8. INVESTMENT SECURITIES (CONT'D.)

	Group		Bank	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
(i) Market value of quoted securities:				
Shares, warrants, trust units and loan stocks quoted in Malaysia	**449,837**	615,363	**259,338**	400,654
Shares, warrants, trust units and loan stocks quoted outside Malaysia	**38,119**	36,547	**18,357**	10,270
	487,956	651,910	**277,695**	410,924

	Group		Bank	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
(ii) Indicative value of unquoted securities:				
Shares, trust units and loan stocks in Malaysia	**814,334**	872,486	**456,492**	418,961
Malaysian Government Securities	**3,376,284**	4,422,559	**3,229,495**	3,815,265
Cagamas bonds	**1,957,525**	2,056,662	**1,538,949**	1,346,930
Foreign government securities	**1,575,483**	1,307,034	**1,253,533**	1,154,947
Malaysian Government treasury bills	**109,904**	398,760	**109,904**	398,760
Malaysian Government investment issues	**1,089,115**	437,029	**1,042,264**	335,034
Foreign government treasury bills	**901,296**	889,482	**800,998**	787,477
Khazanah bonds	**793,012**	428,590	**653,549**	169,841
Danaharta bonds	**—**	220,275	**—**	53,039
Malaysian Government bonds	**669,794**	519,485	**669,794**	519,485
Foreign government bonds	**40,606**	39,617	**40,606**	39,617
Foreign Islamic and private debt securities	**5,128,448**	3,058,531	**4,975,917**	2,862,176
Private and Islamic debt securities in Malaysia	**6,025,027**	6,444,301	**3,709,264**	3,727,649
Credit linked note	**190,000**	190,000	**190,000**	190,000

The carrying values of Bankers' acceptances, Islamic accepted bills and negotiable instruments of deposits approximate the market value due to their relatively short maturities.

(iii) The maturity structure of money market instruments held for investments are as follows:

	Group		Bank	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Maturing within one year	**6,601,583**	9,586,278	**5,105,973**	8,796,280
One year to three years	**5,244,414**	3,143,376	**4,589,086**	2,383,655
Three years to five years	**1,800,051**	4,078,784	**1,341,661**	3,311,268
After five years	**1,440,139**	631,182	**1,217,698**	455,378
	15,086,187	17,439,620	**12,254,418**	14,946,581

(iv) Included in the investment securities are the following securities sold under repurchase agreements:

	Group		Bank	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Negotiable instruments of deposits	**764,980**	1,072,905	**764,980**	1,072,905
Bankers' acceptances and Islamic accepted bills	**257,325**	1,818,634	**51,899**	1,308,417
Private debt securities	**668,061**	1,010,680	**668,061**	871,553
	1,690,366	3,902,219	**1,484,940**	3,252,875

(v) Included in foreign private debt securities of the Group and the Bank above is an amount of USD12,000,000 (2004: USD12,000,000) or Ringgit Malaysia equivalent of RM45,600,000 (2004: RM45,600,000) pledged to a foreign bank, which is the counter party for asset swap transactions with total underlying amount of USD50,000,000 or Ringgit Malaysia equivalent of RM190,000,000. The asset swap transactions include interest rate swaps that qualify as hedges in accordance with the Group policy and have been accounted for as such in the financial statements.

(vi) The credit linked note has a face value of USD50,000,000 (2004: USD50,000,000) or Ringgit Malaysia equivalent of RM190,000,000 (2004: RM190,000,000) with an embedded credit default swap. The note would be redeemed at face value on maturity date provided there is no occurrence of a specified credit event affecting the reference entity or its obligations. If there is an occurrence of a credit event, the underlying asset (the reference obligation of the reference entity), or a cash settlement amount to be determined with reference to the market value of the underlying asset in accordance with the terms of the contract, would be delivered by the issuer of the note.

(vii) Included in the provision for diminution in value for investment securities above for the year are specific provision and interest/income-in-suspense transferred from loans, advances and financing as a result of loans converted to investment securities as follows:

	Group		Bank	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Specific provision	**23,152**	147,056	**23,152**	129,844
Interest/income-in-suspense	**404**	14,882	**404**	5,535

8. INVESTMENT SECURITIES (CONT'D.)

(viii) Included in foreign private debt securities of the Group and the Bank above is an amount of USD10,000,000 (2004: Nil) or Ringgit Malaysia equivalent of RM38,000,000 (2004: Nil) pledged with the New York State Banking Department in satisfaction of capital equivalency deposit requirements. In the previous year, the pledge was by way of cash deposits as disclosed in Note 5.

9. LOANS, ADVANCES AND FINANCING

	Group		Bank	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Overdrafts	**13,613,333**	13,520,006	**13,602,819**	13,500,944
Term loans				
– Fixed rate	**5,410,182**	5,539,708	**5,165,004**	5,120,578
– Floating rate	**80,731,590**	78,022,308	**76,554,327**	64,146,529
Credit card receivables	**1,965,364**	1,801,054	**1,965,364**	1,429,191
Bills receivable	**1,315,885**	967,646	**1,533,690**	963,398
Trust receipts	**2,701,106**	2,188,718	**2,684,336**	2,177,759
Claims on customers under acceptance credits	**11,934,883**	9,528,189	**11,911,517**	9,502,374
Hire purchase and block discounting receivables	**20,181,854**	17,014,339	**20,033,325**	4,459,482
Floor stocking receivables	**148,668**	116,744	**148,668**	68,590
Lease receivables	**24,892**	39,410	**3,628**	—
Factored receivables	**92,791**	37,256	**92,612**	37,077
Staff loans	**1,009,427**	1,060,504	**968,103**	810,876
Housing loans to				
– Executive directors of the Bank	**428**	219	**428**	219
– Executive directors of subsidiaries	**2,194**	1,993	**2,194**	1,519
Others	**238,165**	267,790	**—**	—
	139,370,762	130,105,884	**134,666,015**	102,218,536
Unearned interest and income	**(11,914,492)**	(11,652,467)	**(11,871,161)**	(8,725,941)
Gross loans, advances and financing	**127,456,270**	118,453,417	**122,794,854**	93,492,595
Provision for bad and doubtful debts				
– Specific	**(3,541,718)**	(3,634,101)	**(3,249,740)**	(2,688,326)
– General	**(2,810,356)**	(3,625,584)	**(2,596,076)**	(2,689,417)
Interest/income-in-suspense	**(1,510,382)**	(1,899,382)	**(1,467,406)**	(1,396,440)
Net loans, advances and financing	**119,593,814**	109,294,350	**115,481,632**	86,718,412

(i) Loans, advances and financing analysed by their economic purposes are as follows:

	Group		Bank	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Domestic operations:				
Agriculture	**2,148,655**	2,295,383	**2,146,681**	2,263,791
Mining and quarrying	**172,366**	211,631	**167,311**	201,387
Manufacturing	**12,109,259**	12,986,979	**12,033,307**	12,659,240
Electricity, gas and water	**1,612,109**	1,770,947	**1,601,536**	1,751,147
Construction	**6,081,521**	6,213,481	**5,950,597**	5,437,549
Real estate	**1,648,017**	1,586,567	**1,600,362**	1,473,110
Purchase of landed properties:				
– Residential	**24,102,140**	21,922,395	**24,068,297**	17,581,817
– Non-residential	**6,358,038**	6,136,783	**6,358,038**	4,940,639
– Less Islamic loans sold to Cagamas	**(477,300)**	(114,380)	**(477,300)**	(114,380)
General commerce	**8,362,646**	6,696,875	**8,305,002**	6,150,848
Transport, storage and communication	**1,222,438**	1,443,847	**1,198,115**	1,345,754
Finance, insurance and business service	**11,540,412**	11,383,087	**11,762,889**	11,235,411
Purchase of securities	**7,296,973**	6,684,334	**7,045,749**	4,443,384
Purchase of transport vehicles	**11,434,911**	10,043,289	**11,432,561**	34,395
– Less Islamic loans sold to Cagamas	**(270,216)**	(351,994)	**(270,216)**	—
Consumption credit	**4,471,174**	4,161,734	**4,468,373**	3,465,493
Others	**4,054,909**	2,991,656	**4,030,476**	2,773,109
	101,868,052	96,062,614	**101,421,778**	75,642,694
Labuan Offshore	**3,877,932**	4,048,468	**—**	—
Total domestic operations	**105,745,984**	100,111,082	**101,421,778**	75,642,694
Overseas operations:				
Singapore	**17,907,807**	14,987,617	**18,081,107**	14,987,617
United States of America	**581,387**	407,307	**581,387**	407,307
United Kingdom	**225,769**	142,283	**225,769**	142,283
Hong Kong	**1,397,304**	1,330,594	**1,397,304**	1,330,594
Brunei	**203,023**	265,031	**203,023**	265,031
Vietnam	**363,802**	262,077	**363,802**	262,077
Cambodia	**83,219**	69,249	**83,219**	69,249
China	**437,465**	385,743	**437,465**	385,743
Papua New Guinea	**36,731**	29,535	**—**	—
Philippines	**431,045**	404,837	**—**	—
Indonesia	**42,734**	58,062	**—**	—
	21,710,286	18,342,335	**21,373,076**	17,849,901

9. LOANS, ADVANCES AND FINANCING (CONT'D.)

(ii) The maturity structure of loans, advances and financing is as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Maturity within one year	**50,420,802**	48,682,962	**49,426,065**	44,305,659
One year to three years	**8,700,713**	10,837,391	**7,900,219**	6,023,639
Three years to five years	**14,333,599**	14,821,650	**12,907,830**	8,350,988
After five years	**54,001,156**	44,111,414	**52,560,740**	34,812,309
	127,456,270	118,453,417	**122,794,854**	93,492,595

(iii) Movements in the non-performing loans, advances and financing (including interest and income receivables) are as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Gross balance at beginning of year	**12,296,828**	13,057,013	**9,458,681**	9,799,074
Classified during the year	**7,419,930**	6,964,811	**6,426,948**	5,481,905
Transfer from the finance subsidiary	**—**	—	**2,476,787**	—
Recovered/regularised during the year	**(5,902,562)**	(5,646,100)	**(5,366,996)**	(4,217,085)
Amount written off	**(2,726,172)**	(1,907,297)	**(2,567,616)**	(1,526,796)
Converted to investment securities	**(23,556)**	(220,440)	**(23,556)**	(135,379)
Exchange differences and expenses debited to customers' accounts	**55,494**	48,841	**55,044**	56,962
Gross balance at end of year	**11,119,962**	12,296,828	**10,459,292**	9,458,681
Less:				
– Specific provision	**(3,541,718)**	(3,634,101)	**(3,249,740)**	(2,688,326)
– Interest/income-in-suspense	**(1,510,382)**	(1,899,382)	**(1,467,406)**	(1,396,440)
Net balance	**6,067,862**	6,763,345	**5,742,146**	5,373,915
Gross loans, advances and financing	**127,456,270**	118,453,417	**122,794,854**	93,492,595
Add: Islamic loans sold to Cagamas	**747,516**	466,374	**747,516**	114,380
	128,203,786	118,919,791	**123,542,370**	93,606,975
Less:				
– Specific provision	**(3,541,718)**	(3,634,101)	**(3,249,740)**	(2,688,326)
– Interest/income-in-suspense	**(1,510,382)**	(1,899,382)	**(1,467,406)**	(1,396,440)
Net loan, advances and financing (including Islamic loans sold to Cagamas)	**123,151,686**	113,386,308	**118,825,224**	89,522,209
Ratio of net non-performing loans	**4.93%**	5.96%	**4.83%**	6.00%

(iv) Movements in the provision for bad and doubtful debts and interest/income-in-suspense are as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Specific provision				
Balance at beginning of year	**3,634,101**	4,551,771	**2,688,326**	3,405,370
Provision made during the year	**2,641,324**	2,269,451	**2,124,527**	1,069,534
Transfer from the finance subsidiary	**—**	—	**772,431**	—
Amount written back in respect of recoveries	**(707,911)**	(1,590,052)	**(430,957)**	(491,056)
Amount written off	**(1,949,754)**	(1,379,029)	**(1,828,805)**	(1,085,909)
Transfer from/(to) general provision	**7,289**	(11,428)	**7,237**	(11,801)
Transfer to provision for diminution in value of investments	**(23,152)**	(147,056)	**(23,152)**	(129,844)
Transfer to provision for restructured/rescheduled loans and financing	**(65,632)**	(63,893)	**(65,632)**	(76,227)
Exchange differences	**5,453**	4,337	**5,765**	8,259
Balance at end of year	**3,541,718**	3,634,101	**3,249,740**	2,688,326
General provision				
Balance at beginning of year	**3,625,584**	3,474,440	**2,689,417**	2,590,235
Provision made during the year	**22,934**	184,413	**—**	84,768
Amount written back	**(833,555)**	(47,147)	**(88,753)**	—
Transfer (to)/from specific provision	**(7,289)**	11,428	**(7,237)**	11,801
Exchange differences	**2,682**	2,450	**2,649**	2,613

9. LOANS, ADVANCES AND FINANCING (CONT'D.)

	Group		Bank	
	2005	2004	2005	2004
General provision (Cont'd.)				
As a percentage of total loans (including Islamic loans sold to Cagamas, less specific provision and interest/income -in-suspense)	**2.28%**	3.20%	**2.18%**	3.00%
As a percentage of total risk-weighted assets for credit risk excluding deferred tax assets	**2.11%**	2.92%	**2.07%**	2.81%
	RM'000	RM'000	RM'000	RM'000
Interest/income-in-suspense				
Balance at beginning of year	**1,899,382**	1,897,643	**1,396,440**	1,433,206
Provision made during the year	**934,875**	1,097,583	**837,200**	800,800
Transfer from the finance subsidiary	**—**	—	**470,402**	—
Amount written back in respect of recoveries	**(511,124)**	(607,847)	**(456,901)**	(410,380)
Amount written off	**(772,030)**	(492,652)	**(738,811)**	(440,887)
Transfer to provision for diminution in value of investments	**(404)**	(14,882)	**(404)**	(5,535)
Transfer from/(to) interest/ income-in-suspense for restructured/rescheduled loans and financing	**(43,566)**	14,851	**(43,566)**	14,851
Exchange differences	**3,249**	4,686	**3,046**	4,385
Balance at end of year	**1,510,382**	1,899,382	**1,467,406**	1,396,440

(v) Included in loans, advances and financing of the Group and the Bank are bankers' acceptances sold under repurchase agreements amounting to RM5,937,328,955 (2004: RM3,085,811,500).

10. OTHER ASSETS

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Interest receivable	**485,023**	476,818	**459,627**	416,198
Other debtors, deposits and prepayments	**1,023,970**	1,188,261	**479,448**	357,093
Foreclosed properties	**117,266**	116,128	**54,524**	54,689
Investment properties	**38,074**	70,219	**—**	—
	1,664,333	1,851,426	**993,599**	827,980

11. STATUTORY DEPOSITS WITH CENTRAL BANKS

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
With Bank Negara Malaysia	**3,629,927**	3,122,298	**3,547,000**	2,406,000
With other Central Banks	**598,854**	521,901	**504,998**	449,634
	4,228,781	3,644,199	**4,051,998**	2,855,634

The non-interest-bearing statutory deposits maintained with Bank Negara Malaysia are in compliance with Section 37(1)(c) of the Central Bank of Malaysia Act, 1958 (Revised 1994), the amounts of which are determined as set percentages of total eligible liabilities. The statutory deposits of the foreign branches and subsidiaries are denominated in foreign currencies and maintained with the Central Banks of respective countries, in compliance with the applicable legislations.

12. INVESTMENT IN SUBSIDIARIES

	Bank	
	2005 RM'000	2004 RM'000
Unquoted shares, at cost		
– In Malaysia	**1,589,108**	1,518,057
– Outside Malaysia	**669,672**	693,974
	2,258,780	2,212,031
Less: Provision for diminution in value	**(342,802)**	(342,802)
	1,915,978	1,869,229

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

(a) Transfer of the business of the finance subsidiary, Mayban Finance Berhad, to the Bank.

The value of the assets and liabilities of the finance company business of Mayban Finance Berhad which were transferred to the Bank as a result of transfer of business as described in Note 46(b) are as follows:

	RM'000
Cash and short-term funds	202,413
Investment securities	934,575
Loans, advances and financing	18,815,944
Other assets	135,526
Statutory deposits with Bank Negara Malaysia	629,790
Investment in subsidiaries	52,488
Property, plant and equipment	155,469
Deposits from customers	(13,722,147)
Deposits and placements of banks and other financial institutions	(229,857)
Obligations on securities sold under repurchase agreements	(90,000)
Recourse obligation on loans sold to Cagamas	(3,611,553)
Other liabilities	(811,269)
Net assets transferred	2,461,379
Less: Net dividends received	(2,077,774)
Add: Adjustment on the carrying amount of net assets upon completion of the transfer	483,276
Amount due to Mayban Finance Berhad, arising from transfer of net assets of the finance company business (Note 17)	866,881

Mayban Finance Berhad has subsequently changed its name to Myfin Berhad after the transfer of business.

(b) Details of the subsidiaries are as follows:

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital 2005	2004	Effective Interest 2005 %	2004 %
Banking						
PT Bank Maybank Indocorp [8]	Banking	Indonesia	**493,819,000,000 [1]**	493,819,000,000 [1]	**93.9**	93.9
Maybank International (L) Ltd.	Offshore banking	Malaysia	**10,000,000 [2]**	10,000,000 [2]	**100.0**	100.0
Maybank (PNG) Limited [8]	Banking	Papua New Guinea	**5,000,000 [3]**	5,000,000 [3]	**100.0**	100.0
Maybank Philippines, Incorporated [8]	Banking	Philippines	**3,147,156,390 [4]**	3,147,156,390 [4]	**99.97**	99.97
Finance						
Myfin Berhad (formerly known as Mayban Finance Berhad)	Ceased finance operations during the financial year	Malaysia	**551,250,000**	551,250,000	**100.0**	100.0
MFSL Limited	Liquidated	Singapore	**—**	12,000,000 [5]	**—**	100.0
Sifin Berhad	Under member's voluntary liquidation	Malaysia	**100,000,000**	100,000,000	**100.0**	100.0
Aseamlease Berhad	Leasing	Malaysia	**20,000,000**	20,000,000	**100.0**	100.0
Mayban Allied Credit & Leasing Sdn. Bhd.	Financing	Malaysia	**10,000,000**	10,000,000	**100.0**	100.0
Aseam Credit Sdn. Bhd.	Hire purchase	Malaysia	**20,000,000**	20,000,000	**100.0**	100.0
Mayban Factoring Berhad	Factoring	Malaysia	**2,000,000**	2,000,000	**100.0**	100.0
Insurance						
Mayban Fortis Holdings Berhad	Investment holding	Malaysia	**170,570,000**	170,570,000	**70.0**	70.0
Mayban Life Assurance Bhd	Life insurance	Malaysia	**100,000,000**	100,000,000	**62.0**	62.0
Mayban Life	Offshore	Malaysia	**3,500,000 [2]**	3,500,000 [2]	**62.0**	62.0

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital 2005	2004	Effective Interest 2005 %	2004 %
Insurance (Cont'd.)						
Mayban General Assurance Berhad	General insurance	Malaysia	**178,171,233**	178,171,233	**64.8**	64.8
Mayban Takaful Berhad	Takaful insurance	Malaysia	**100,000,000 [10]**	35,000,000	**70.0**	70.0
Investment Banking						
Aseambankers Malaysia Berhad	Merchant banking	Malaysia	**50,116,000**	50,116,000	**79.69 [11]**	75.0
Mayban Securities (Holdings) Sendirian Berhad	Investment holding	Malaysia	**162,000,000**	162,000,000	**100.0**	100.0
Mayban Securities Sendirian Berhad	Stock broking	Malaysia	**124,000,000**	124,000,000	**100.0**	100.0
Mayban Discount Berhad	Discount house	Malaysia	**45,000,000**	45,000,000	**93.89 [12]**	92.5
Mayban Futures Sdn. Bhd.	Ceased operations	Malaysia	**10,000,000**	10,000,000	**100.0**	100.0
Mayban Securities (HK) Limited [8]	Stockbroking	Hong Kong	**30,000,000 [6]**	30,000,000 [6]	**100.0**	100.0
Mayban Securities (Jersey) Limited [8]	Investment holding	United Kingdom	**2 [7]**	2 [7]	**100.0**	100.0
PhileoAllied Securities (Philippines) Inc. [8]	Stockbroking	Philippines	**21,875,000 [4]**	21,875,000 [4]	**100.0**	100.0
Budaya Tegas Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**2**	2	**100.0**	100.0
Asset Management/Trustees/Custody						
Mayban Indonesia Berhad (formerly known as Mayban Property Trust Management Berhad)	Ceased operations	Malaysia	**5,000,000**	5,000,000	**100.0**	100.0
Mayban Unit Trust Berhad	Unit trust fund management	Malaysia	**4,000,000**	4,000,000	**94.92 [12]**	93.8
Mayban International Trust (Labuan) Berhad	Under member's voluntary liquidation	Malaysia	**150,000**	150,000	**100.0**	100.0
Mayban Offshore Corporate Services (Labuan) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**2**	2	**100.0**	100.0
Mayban Trustees Berhad	Trustee services	Malaysia	**500,000**	500,000	**100.0**	100.0
Mayban Ventures Sdn. Bhd.	Venture capital	Malaysia	**14,000,000**	14,000,000	**93.91 [12]**	92.5
Mayban Venture Capital Company Sdn. Bhd.	Venture capital	Malaysia	**2**	2	**100.0**	100.0
RPB Venture Capital Corporation [8]	Liquidated	Philippines	**—**	8,560,000 [4]	**—**	60.0

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital 2005	Issued and Paid-up Share Capital 2004	Effective Interest 2005 %	Effective Interest 2004 %
Asset Management/Trustees/Custody (Cont'd.)						
Mayban-JAIC Capital Management Sdn. Bhd.	Investment advisory and administration services	Malaysia	2,000,000	2,000,000	47.89[12]	47.2
Mayban Investment Management Sdn. Bhd.	Fund management	Malaysia	5,000,000	5,000,000	92.19[12]	90.4
Philmay Property, Inc.[9]	Property leasing and trading	Philippines	100,000,000[4]	100,000,000[4]	60.0	60.0
Mayban (Nominees) Sendirian Berhad	Nominee services	Malaysia	31,000	31,000	100.0	100.0
Mayban Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	10,000	10,000	100.0	100.0
Mayban Nominees (Asing) Sdn. Bhd.	Nominee services	Malaysia	10,000	10,000	100.0	100.0
Mayban Nominees (Singapore) Private Limited[8]	Nominee services	Singapore	60,000[5]	60,000[5]	100.0	100.0
Mayban Nominees (HongKong) Limited[8]	Nominee services	Hong Kong	3[6]	3[6]	100.0	100.0
Aseam Malaysia Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	10,000	10,000	79.69[12]	75.0
Aseam Malaysia Nominees (Asing) Sdn. Bhd.	Nominee services	Malaysia	10,000	10,000	79.69[12]	75.0
Mayfin Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	10,000	10,000	100.0	100.0
Mayban Securities Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	10,000	10,000	100.0	100.0
Mayban Securities Nominees (Asing) Sdn. Bhd.	Nominee services	Malaysia	10,000	10,000	100.0	100.0
AFMB Nominees (Tempatan) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	10,000	10,000	100.0	100.0
Mayban Allied Berhad	Investment holding	Malaysia	753,908,638	753,908,638	100.0	100.0
Anfin Berhad	Under member's voluntary liquidation	Malaysia	106,000,000	106,000,000	100.0	100.0
Mayban Allied Property Holdings Sdn. Bhd.	Dormant	Malaysia	2,000,000	2,000,000	100.0	100.0
PhileoAllied Trustee Berhad	Liquidated	Malaysia	—	150,000	—	100.0
Maysec (Ipoh) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	100,000,000	100,000,000	100.0	100.0
Maysec Nominees (Asing) [illegible]	Under member's [illegible]	Malaysia	2	2	100.0	100.0
Maysec Nominees (Tempatan) Sdn. Bhd.[9]	Under member's voluntary liquidation	Malaysia	2	2	100.0	100.0
Mayban Pacific Nominees (Asing) Sdn. Bhd.	Liquidated	Malaysia	—	2	—	100.0
Mayban Pacific Nominees (Tempatan) Sdn. Bhd.	Liquidated	Malaysia	—	10,000	—	100.0
Mayban P.B. Holdings Sdn. Bhd.	Property investment	Malaysia	1,000,000	1,000,000	100.0	100.0
Mayban Property (PNG) Limited[9]	Property investment	Papua New Guinea	2[3]	2[3]	100.0	100.0
Kerlipan Bersinar Sdn. Bhd.[9]	Liquidated	Malaysia	—	7,946,679	—	72.7
Mayban International Trust (Labuan) Ltd.	Trustee services	Malaysia	40,000[2,13]	—	100.0[13]	—
Inter-City MPC (M) Sdn. Bhd.[9]	Mail processing services	Malaysia	—[14]	7,200,000	—[14]	72.7

Note:

(1) Indonesia Rupiah (IDR)
(2) United States Dollars (USD)
(3) Papua New Guinea Kina (Kina)
(4) Philippines Peso (Peso)
(5) Singapore Dollars (SGD)
(6) Hong Kong Dollars (HKD)
(7) Great Britain Pound (GBP)
(8) Audited by firms affiliated with Ernst & Young
(9) Audited by firms of auditors other than Ernst & Young
(10) Increase in line with the minimum paid-up share capital requirement stipulated by Bank Negara Malaysia for takaful operators (Note 46(d))
(11) Increase as a result of additional interest acquired by the Bank from minority shareholders (Note 46(c))
(12) Increase as a result of the additional interest acquired in Aseambankers Malaysia Berhad (Note 46(c))
(13) Incorporated during the financial year
(14) Interest in the Company was disposed off during the year (Note 46(f))

13. INVESTMENT IN ASSOCIATES

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Unquoted shares, at cost	14,220	12,720	10,640	9,740
Exchange differences	2,462	1,861	—	—
Share of post-acquisition reserves	3,366	4,326	—	—
	20,048	18,907	10,640	9,740

Represented by the Group's share of:	2005	2004
Net tangible assets	20,048	18,907

Details of the associates are as follows:

Name of Company	Effective Interest 2005	Effective Interest 2004	Country of Incorporation	Principal Activities
Computer Recovery Centre Sdn. Bhd.	45%	45%	Malaysia	Computer disaster recovery services
UzbekLeasing International A. O.	35%	35%	Uzbekistan	Leasing
Philmay Holding, Inc.	33%	33%	Philippines	Investment holding
Baiduri Securities Sdn. Bhd.	39%	39%	Brunei	Under members' voluntary liquidation
TX 123 Sdn. Bhd.	50%	50%	Malaysia	E-commerce business
Pelaburan Hartanah Nasional Berhad	30%	30%	Malaysia	Property trust

14. PROPERTY, PLANT AND EQUIPMENT

Group	*Properties RM'000	Office Furniture, Fittings, Equipment and Renovations RM'000	Computers and Peripherals RM'000	Electrical and Security Equipment RM'000	Motor Vehicles RM'000	Buildings-in-Progress RM'000	Total RM'000
Cost							
Balance at 1 July 2004	1,214,177	698,651	1,021,322	149,468	19,057	32,374	3,135,049
Additions	11,759	19,953	80,949	4,176	680	51,362	168,879
Disposals	(14,335)	(13,704)	(1,065)	(48)	(2,180)	—	(31,332)
Write-offs	(378)	(48,249)	(6,712)	(12,182)	(1)	—	(67,522)
Transfers	14,073	39,891	(2,263)	2,593	229	(57,140)	(2,617)
Exchange differences	(3,757)	1,428	2,226	121	167	53	238
Balance at 30 June 2005	**1,221,539**	**697,970**	**1,094,457**	**144,128**	**17,952**	**26,649**	**3,202,695**
Accumulated Depreciation and Impairment Losses							
Balance at 1 July 2004							
Accumulated depreciation	233,281	552,273	833,129	114,327	15,042	—	1,748,052
Accumulated impairment losses	4,171	4	—	—	—	—	4,175
	237,452	552,277	833,129	114,327	15,042	—	1,752,227
Charge for the year (Note 29)	22,227	61,427	90,595	8,663	1,762	—	184,674
Disposals	(2,664)	(7,749)	(799)	(48)	(1,790)	—	(13,050)
Write-offs	(142)	(47,867)	(6,671)	(11,030)	(1)	—	(65,711)
Exchange differences	837	529	1,528	37	55	—	2,986
Balance at 30 June 2005	**257,710**	**558,617**	**917,782**	**111,949**	**15,068**	**—**	**1,861,126**
Analysed as:							
Accumulated depreciation	253,539	558,613	917,782	111,949	15,068	—	1,856,951
Accumulated impairment losses	4,171	4	—	—	—	—	4,175
	257,710	558,617	917,782	111,949	15,068	—	1,861,126
Net Book Value							
At 30 June 2005	**963,829**	**139,353**	**176,675**	**32,179**	**2,884**	**26,649**	**1,341,569**
At 30 June 2004	976,725	146,374	188,193	35,141	4,015	32,374	1,382,822
Details at 1 July 2003							
Cost	1,211,432	662,973	953,733	149,291	18,603	38,947	3,034,979
Accumulated depreciation	212,683	528,591	746,180	110,317	13,297	—	1,611,068
Accumulated impairment losses	3,938	—	—	—	—	—	3,938
Depreciation charge for 2004 (Note 29)	20,894	54,732	94,524	7,885	2,610	—	180,645
Impairment loss for 2004 (Note 29)	233	4	—	—	—	—	237
Amount written off (Note 29)							
At 30 June 2005	**236**	**382**	**41**	**1,152**	**—**	**—**	**1,811**
At 30 June 2004	—	156	106	28	559	—	849

*** Properties consist of:**

	Freehold Land RM'000	Buildings on Freehold Land RM'000	Leasehold Land Less Than 50 Years RM'000	Leasehold Land 50 Years or More RM'000	Buildings on Leasehold Land Less Than 50 Years RM'000	Buildings on Leasehold Land 50 Years or More RM'000	Total RM'000
Cost							
Balance at 1 July 2004	103,938	430,172	10,052	105,668	109,795	454,552	1,214,177
Additions	—	733	—	—	6,798	4,228	11,759
Disposals	(3,182)	(709)	(494)	(415)	(6,603)	(2,932)	(14,335)
Write-offs	—	—	—	—	—	(378)	(378)
Transfers	—	1,714	—	1,427	—	10,932	14,073
Exchange differences	(1,816)	37	—	(1,255)	136	(859)	(3,757)
Balance at 30 June 2005	98,940	431,947	9,558	105,425	110,126	465,543	1,221,539

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

Group (Cont'd.)

* Properties consist of: (Cont'd.)

	Freehold Land RM'000	Buildings on Freehold Land RM'000	Leasehold Land Less Than 50 Years RM'000	Leasehold Land 50 Years or More RM'000	Buildings on Leasehold Land Less Than 50 Years RM'000	Buildings on Leasehold Land 50 Years or More RM'000	Total RM'000
Accumulated Depreciation and Impairment Losses							
Balance at 1 July 2004							
Accumulated depreciation	—	124,486	3,245	14,374	22,380	68,796	233,281
Accumulated impairment losses	—	4,004	—	—	93	74	4,171
	—	128,490	3,245	14,374	22,473	68,870	237,452
Charge for the year	—	8,174	301	1,139	1,807	10,806	22,227
Disposals	—	(182)	(174)	(446)	(1,521)	(341)	(2,664)
Write-offs	—	—	—	—	—	(142)	(142)
Exchange differences	—	(99)	—	(1,782)	654	2,064	837
Balance at 30 June 2005	**—**	**136,383**	**3,372**	**13,285**	**23,413**	**81,257**	**257,710**
Analysed as:							
Accumulated depreciation	—	132,379	3,372	13,285	23,320	81,183	253,539
Accumulated impairment losses	—	4,004	—	—	93	74	4,171
	—	136,383	3,372	13,285	23,413	81,257	257,710
Net Book Value							
At 30 June 2005	**98,940**	**295,564**	**6,186**	**92,140**	**86,713**	**384,286**	**963,829**
At 30 June 2004	103,938	301,682	6,807	91,294	87,322	385,682	976,725
Details at 1 July 2003							
Cost	101,189	430,390	10,101	103,858	113,830	452,064	1,211,432
Accumulated depreciation	—	116,715	3,102	11,297	21,625	59,944	212,683
Accumulated impairment losses	—	3,864	—	—	—	74	3,938
Depreciation charge for 2004	—	8,506	194	1,274	746	10,174	20,894
Impairment loss for 2004 (Note 29)	—	140	—	—	93	—	233
Amount written off (Note 29)							
At 30 June 2005	**—**	**—**	**—**	**—**	**—**	**(236)**	**(236)**

Bank	*Properties RM'000	Office Furniture, Fittings, Equipment and Renovations RM'000	Computers and Peripherals RM'000	Electrical and Security Equipment RM'000	Motor Vehicles RM'000	Buildings-in-Progress RM'000	Total RM'000
Cost							
Balance at 1 July 2004	914,293	477,034	857,085	98,721	10,275	31,702	2,389,110
Additions	21,609	16,394	74,207	1,420	261	51,339	165,230
Transfer from the finance subsidiary	134,606	135,816	77,548	34,583	2,006	187	384,746
Disposals	(4,594)	(23)	—	—	(660)	—	(5,277)
Write-offs	(378)	(34,452)	(2,403)	(11,139)	—	—	(48,372)
Transfers	14,075	40,449	—	2,593	—	(57,117)	—
Exchange differences	(3,553)	1,337	2,184	118	147	52	285
Balance at 30 June 2005	**1,076,058**	**636,555**	**1,008,621**	**126,296**	**12,029**	**26,163**	**2,885,722**
Accumulated Depreciation							
Balance at 1 July 2004	194,323	369,747	692,518	88,131	7,753	—	1,352,472
Charge for the year (Note 29)	18,952	52,007	82,763	6,357	1,034	—	161,113
Transfer from the finance subsidiary	17,556	119,592	70,325	19,922	1,884	—	229,279
Disposals	(1,025)	(15)	—	—	(585)	—	(1,625)
Write-offs	(142)	(34,126)	(2,387)	(9,988)	—	—	(46,643)
Exchange differences	434	551	1,125	52	38	—	2,200
Balance at 30 June 2005	**230,098**	**507,756**	**844,344**	**104,474**	**10,124**	**—**	**1,696,796**

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

Bank (Cont'd.)

	*Properties RM'000	Office Furniture, Fittings, Equipment and Renovations RM'000	Computers and Peripherals RM'000	Electrical and Security Equipment RM'000	Motor Vehicles RM'000	Buildings-in Progress RM'000	Total RM'000
Net Book Value							
At 30 June 2005	**845,960**	**128,799**	**164,277**	**21,822**	**1,905**	**26,163**	**1,188,926**
At 30 June 2004	719,970	107,287	164,567	10,590	2,522	31,702	1,036,638
Details at 1 July 2003							
Cost	904,321	438,111	794,525	98,853	9,922	38,740	2,284,472
Accumulated depreciation	177,861	358,784	615,748	88,401	6,882	—	1,247,676
Depreciation charge for 2004 (Note 29)	16,386	36,415	80,834	3,535	1,447	—	138,617
Amount written off (Note 29)							
At 30 June 2005	**236**	**326**	**16**	**1,151**	**—**	**—**	**1,729**
At 30 June 2004	—	114	24	7	—	—	145

* Properties consist of:

	Freehold Land RM'000	Buildings on Freehold Land RM'000	Leasehold Land Less Than 50 Years RM'000	Leasehold Land 50 Years or More RM'000	Buildings on Leasehold Land Less Than 50 Years RM'000	Buildings on Leasehold Land 50 Years or More RM'000	Total RM'000
Cost							
Balance at 1 July 2004	70,996	357,890	8,165	74,955	57,467	344,820	914,293
Additions	9,850	733	—	—	6,798	4,228	21,609
Transfer from the finance subsidiary	17,885	35,125	1,612	21,563	2,146	56,275	134,606
Disposals	(1,515)	(347)	(365)	(159)	(1,302)	(906)	(4,594)
Write-offs	—	—	—	—	—	(378)	(378)
Transfers	—	1,715	—	1,427	—	10,933	14,075
Exchange differences	(1,434)	48	—	(1,255)	5	(917)	(3,553)
Balance at 30 June 2005	**95,782**	**395,164**	**9,412**	**96,531**	**65,114**	**414,055**	**1,076,058**
Accumulated Depreciation							
Balance at 1 July 2004	—	109,626	2,693	12,119	13,293	56,592	194,323
Transfer from the finance subsidiary	—	7,811	527	1,623	720	6,875	17,556
Charge for the year	—	7,636	291	904	609	9,512	18,952
Disposals	—	(125)	(160)	(74)	(429)	(237)	(1,025)
Write-offs	—	—	—	—	—	(142)	(142)
Exchange differences	—	(85)	—	(1,782)	268	2,033	434
Balance at 30 June 2005	**—**	**124,863**	**3,351**	**12,790**	**14,461**	**74,633**	**230,098**
Net Book Value							
At 30 June 2005	**95,782**	**270,301**	**6,061**	**83,741**	**50,653**	**339,422**	**845,960**
At 30 June 2004	70,996	248,264	5,472	62,836	44,174	288,228	719,970
Details at 1 July 2003							
Cost	67,406	356,467	7,699	73,145	57,209	342,395	904,321
Accumulated depreciation	—	102,932	2,537	9,458	12,942	49,992	177,861
Depreciation charge for 2004	—	7,156	156	858	260	7,956	16,386
Amount written off (Note 29)							
At 30 June 2005	**—**	**—**	**—**	**—**	**—**	**(236)**	**(236)**

15. DEPOSITS FROM CUSTOMERS

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Demand deposits	**26,002,946**	23,472,718	**25,437,930**	22,850,926
Savings deposits	**22,947,897**	22,175,092	**22,697,326**	20,356,877
Fixed deposits	**76,880,060**	72,410,709	**64,903,315**	52,390,449
Negotiable instruments of deposits	**5,237,142**	5,307,423	**5,237,142**	1,270,625
	131,068,045	123,365,942	**118,275,713**	96,868,877

(i) The maturity structure of fixed deposits and negotiable instruments of deposits are as follows:

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Due within six months	**63,382,824**	60,954,806	**51,689,480**	39,972,160
Six months to one year	**15,360,483**	14,741,009	**15,293,703**	12,430,074
One year to three years	**2,827,416**	1,475,255	**2,815,195**	907,992
Three years to five years	**361,296**	366,119	**323,925**	330,805
After five years	**185,183**	180,943	**18,154**	20,043
	82,117,202	77,718,132	**70,140,457**	53,661,074

(ii) The deposits are sourced from the following customers:

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Business enterprises	**52,297,166**	50,779,881	**43,737,516**	36,988,103
Individuals	**63,788,782**	61,386,721	**63,411,919**	53,683,983
Government and statutory bodies	**8,147,680**	5,125,802	**5,064,055**	2,633,765
Others	**6,834,417**	6,073,538	**6,062,223**	3,563,026
	131,068,045	123,365,942	**118,275,713**	96,868.877

16. DEPOSITS AND PLACEMENTS OF BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Licensed banks	**13,258,419**	9,516,899	**15,804,783**	10,091,985
Licensed finance companies	**303,427**	342,118	**54,113**	400,815
Licensed merchant banks	**9,998**	78,140	**9,998**	76,931
Licensed discount houses	**94,600**	479,250	**94,600**	479,250
Other financial institutions	**4,694,738**	4,081,799	**3,910,700**	3,128,356
	18,361,182	14,498,206	**19,874,194**	14,177,337

17. OTHER LIABILITIES

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Interest payable	**726,507**	597,825	**710,358**	516,673
Provision for outstanding claims	**191,190**	193,866	**—**	—
Unearned premium reserves	**109,969**	90,042	**—**	—
Provision for commitments and contingencies	**7,208**	991	**—**	—
Profit equalisation reserves (IBS operations)	**250,839**	167,108	**238,604**	134,311
Provisions and accruals	**421,271**	528,112	**518,443**	399,270
Due to brokers and clients	**115,183**	93,787	**—**	—
Deposits and other creditors	**1,307,975**	1,501,665	**1,672,998**	765,696
	3,130,142	3,173,396	**3,140,403**	1,815,950

Movements in provisions are as follows:

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
For outstanding claims:				
Balance at beginning of year	**193,866**	200,834	**—**	—
Provision made during the year	**—**	88,585	**—**	—
Utilised during the year	**(4,070)**	(96,240)	**—**	—
Exchange differences	**1,394**	687	**—**	—
Balance at end of year	**191,190**	193,866	**—**	—
For commitments and contingencies:				
Balance at beginning of year	**991**	300	**—**	—
Provision made during the year	**6,217**	691	**—**	—
Balance at end of year	**7,208**	991	**—**	—

Included in deposits and other creditors of the Bank is an amount of RM866,881,000 (2004: Nil) arising from the transfer of business (Note 12(a)), due to Myfin Berhad (formerly known as Mayban Finance Berhad), a subsidiary of the Bank, which is unsecured, interest-free and has no fixed terms of

18. RECOURSE OBLIGATION ON LOANS SOLD TO CAGAMAS

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
At 1 July 2004/2003	**6,532,046**	6,661,965	**2,711,118**	2,289,153
Transfer from the finance subsidiary	**—**	—	**3,611,553**	—
Amount sold during the year	**532,090**	2,060,880	**532,090**	1,060,835
Repayment forwarded	**(2,073,363)**	(2,190,799)	**(1,863,988)**	(638,870)
At 30 June 2005/2004	**4,990,773**	6,532,046	**4,990,773**	2,711,118

This relates to proceeds received from conventional housing loans and hire purchase loans sold directly to Cagamas Berhad with recourse to the Bank (the loan portfolio and the related recourse obligation on loans sold to Cagamas of its finance subsidiary were transferred to the Bank on 1 October 2004). Under the agreement, the Bank undertakes to administer the loans on behalf of Cagamas Berhad and to buy back any loans which are regarded as defective based on pre-determined and agreed-upon prudential criteria.

19. PROVISION FOR TAXATION AND ZAKAT

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Taxation	**879,033**	926,456	**854,597**	789,516
Zakat	**1,172**	5,874	**917**	484
	880,205	932,330	**855,514**	790,000

20. DEFERRED TAX

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
At 1 July 2004/2003	**(1,250,837)**	(1,102,220)	**(989,362)**	(855,546)
Recognised in the income statement (net) (Note 34)	**198,573**	(141,688)	**(32,190)**	(133,816)
Transfer from/(to) provision for taxation	**109,800**	(7,866)	**109,800**	—
Exchange differences	**(797)**	937	**—**	—
At 30 June 2005/2004	**(943,261)**	(1,250,837)	**(911,752)**	(989,362)
Presented after appropriate offsetting as follows:				
Deferred tax assets, net	**(963,946)**	(1,261,643)	**(911,752)**	(989,362)
Deferred tax liabilities, net	**20,685**	10,806	**—**	—

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities and when the deferred income taxes relates to the same fiscal authority.

The components and movements of deferred tax assets and liabilities during the financial year prior to offsetting are as follows:

Deferred Tax Assets of the Group:

	Loan Loss and Provisions and Interest/ Income Suspended RM'000	Provision for Diminution in Value of Investments and Amortisation of Premiums RM'000	Provision for Liabilities RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2004	(998,029)	(148,910)	(88,935)	(57,917)	(1,293,791)
Recognised in the income statement	253,819	(1,436)	(6,186)	(26,253)	219,944
Transferred from provision for taxation	—	109,800	—	—	109,800
Exchange differences	—	—	—	(816)	(816)
At 30 June 2005	**(744,210)**	**(40,546)**	**(95,121)**	**(84,986)**	**(964,863)**
At 1 July 2003	(979,213)	(83,708)	(75,332)	(22,022)	(1,160,275)
Recognised in the income statement	(18,816)	(73,440)	(13,603)	(36,877)	(142,736)
Transferred to provision for taxation	—	8,238	—	—	8,238
Exchange differences	—	—	—	982	982
At 30 June 2004	(998,029)	(148,910)	(88,935)	(57,917)	(1,293,791)

20. DEFERRED TAX (CONT'D.)

Deferred Tax Liabilities of the Group:

	Accelerated Capital Allowance RM'000	Accretion of Discounts on Investments RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2004	32,060	697	10,197	42,954
Recognised in the income statement	(28,712)	401	6,940	(21,371)
Exchange differences	6	(1)	14	19
At 30 June 2005	**3,354**	**1,097**	**17,151**	**21,602**
At 1 July 2003	33,077	16,307	8,671	58,055
Recognised in the income statement	(970)	492	1,526	1,048
Transferred to provision for taxation	—	(16,104)	—	(16,104)
Exchange differences	(47)	2	—	(45)
At 30 June 2004	32,060	697	10,197	42,954

Deferred Tax Assets of the Bank:

	Loan Loss and Provisions and Interest/ Income Suspended RM'000	Provision for Diminution in Value of Investments and Amortisation of Premiums RM'000	Provision for Liabilities RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2004	(769,111)	(131,405)	(73,347)	(37,607)	(1,011,470)
Recognised in income statement	42,210	(7,315)	(17,883)	(22,178)	(5,166)
Transfer from provision for taxation	—	109,800	—	—	109,800
At 30 June 2005	**(726,901)**	**(28,920)**	**(91,230)**	**(59,785)**	**(906,836)**
At 1 July 2003	(741,340)	(61,421)	(60,457)	(11,864)	(875,082)
Recognised in income statement	(27,771)	(69,984)	(12,890)	(25,743)	(136,388)
At 30 June 2004	(769,111)	(131,405)	(73,347)	(37,607)	(1,011,470)

Deferred Tax Liabilities of the Bank:

	(Decelerated)/ Accelerated Capital Allowance RM'000
At 1 July 2004	22,108
Recognised in the income statement	(27,024)
At 30 June 2005	**(4,916)**
At 1 July 2003	19,536
Recognised in the income statement	2,572
At 30 June 2004	22,108

Deferred tax assets have not been recognised in respect of the following items:

	Group	
	2005 RM'000	2004 RM'000
Unutilised tax losses	**69,537**	96,088
Unabsorbed capital allowances	**1,160**	4,099
Loan loss and provisions and interest suspended	**24,259**	36,824
Others	**11,666**	9,191
	106,622	146,202

The unutilised tax losses and unabsorbed capital allowances are available for offset against future taxable profits of the respective subsidiaries in which those items arose. Deferred tax assets have not been recognised in respect of those items as they may not be used to offset taxable profits of other subsidiaries in the Group. They have arisen in subsidiaries that have past losses of which the deferred tax assets are recognised to the extent that future taxable profits will be available.

21. SUBORDINATED OBLIGATIONS

	Group and Bank	
	2005	2004
	RM'000	RM'000
USD250 million subordinated notes due in 2005	**950,000**	950,000
RM610 million subordinated bonds due in 2011	**610,000**	610,000
USD380 million subordinated notes due in 2012	**1,444,000**	1,444,000
	3,004,000	3,004,000

On 27 September 1995, the Bank issued USD250 million nominal value Subordinated Notes through its New York Branch. The Notes bear interest of 7.125% per annum payable semi-annually in arrears in March and September each year and are due in September 2005. The Notes will, subject to the prior consent of Bank Negara Malaysia, be redeemable in whole but not in part, at the option of the Bank in the event of changes affecting taxation in Malaysia as described under "Terms and Conditions of the Notes – Optional Redemption upon the Imposition of Taxation".

On 16 May 2001, the Bank issued RM610 million nominal value Subordinated Bonds with a fixed coupon rate of 5.65% per annum payable semi-annually in arrears in November and May each year, subject to the revision of interest explained below and are due in May 2011. The Bank may, subject to the prior consent of Bank Negara Malaysia, redeem the Bonds, in whole but not in part, any time on or after the 5th year from Issue Date at 100% of the principal amount together with accrued interest. Should the Bank decide not to exercise its call option on the first permissible call date, then the coupon rate will be stepped up to 6.65% per annum from the beginning of the 6th year to the final maturity date.

On 6 June 2002, the Bank issued USD380 million nominal value Subordinated Notes with a fixed coupon rate of 6.125% per annum payable semi-annually in arrears in January and July each year, subject to the revision of interest explained below and are due in July 2012. The Bank may, subject to the prior consent of Bank Negara Malaysia, redeem the Notes, in whole but not in part, any time on or after the 5th year from issue date at 100% of the principal amount together with accrued interest. Should the Bank decide not to exercise its call option on the first permissible call date, then the coupon rate will be revised to an equivalent to 3.23% above the US Treasury Rate per annum from the beginning of the 6th year to the final maturity date.

All the Notes and Bonds above constitute unsecured liabilities of the Bank and are subordinated to the senior indebtedness of the Bank in accordance with the respective terms and conditions of their issues and quality as Tier 2 capital for the purpose of determining the capital adequacy ratio of the Bank.

22. SHARE CAPITAL

	Number of Ordinary Shares of RM1 Each		Amount	
	2005	2004	2005	2004
	'000	'000	RM'000	RM'000
Authorised:				
At 1 July 2004/2003	**4,000,000**	4,000,000	**4,000,000**	4,000,000
Created during the year	**6,000,000**	—	**6,000,000**	—
At 30 June 2005/2004	**10,000,000**	4,000,000	**10,000,000**	4,000,000
Issued and fully paid:				
At 1 July 2004/2003	**3,600,172**	3,589,465	**3,600,172**	3,589,465
Bonus issue appropriated from retained profits	**—**	1,111	**—**	1,111
Shares issued under the Maybank Group Employee Share Option Scheme	**120,881**	9,596	**120,881**	9,596
At 30 June 2005/2004	**3,721,053**	3,600,172	**3,721,053**	3,600,172

During the year, the Bank increased its issued and paid-up capital from RM3,600,171,921 to RM3,721,052,721 via issuance of 120,880,800 new ordinary shares of RM1 each for cash, to eligible persons who exercised their options under the current Maybank Group Employee Share Option Scheme (ESOS) which commenced on 26 August 2004, for a period of 5 years.

The bonus shares issued in the previous financial year arose from the previous Employee Share Option Scheme, which expired on 22 June 2003.

The terms of the current ESOS includes provision for the participation of non-executive directors. The maximum number of ordinary shares of RM1 each in the Bank available under the ESOS should not exceed 15% of the total number of issued and paid-up capital of the Bank at any point of time during the duration of the scheme. Other principal features of the ESOS are as follows:

(a) The employees eligible to participate in the ESOS must be employed and on the payroll of the Bank and its subsidiaries for a continuous period of at least twenty four (24) months including service during the probation period and is confirmed in service;

(b) The non-executive directors eligible to participate in the ESOS must have been a Non-Executive Director of the Group for a continuous period of at least twenty four (24) months;

(c) The entitlement under the ESOS for the Executive Directors and Non-Executive Directors, including any persons connected to the directors is subject to the approval of the shareholders of the Bank in a general meeting;

(d) The ESOS shall be in force for a period of five (5) years from its commencement and no further options under the scheme will be granted thereafter unless the shareholders of the Bank in a general meeting agree to continue with the ESOS for a further period of five (5) years with or without variations, and subject to the approvals of relevant authorities, provided that the duration of the ESOS including any extension, if any, shall not exceed a total period of ten (10) years

22. SHARE CAPITAL (CONT'D.)

(e) The new ordinary shares in the Bank allotted upon any exercise of options under the scheme will upon allotment, rank pari passu in all aspects with the then existing ordinary shares in the Bank, except that the new ordinary shares so issued will not rank for any dividends or other distribution declared, made or paid to shareholders prior to the date of allotment of such new ordinary shares, and will be subject to all the provisions of the Article of Association of the Bank relating to transfer, transmission and otherwise; and

(f) The subscription price shall be at a discount, within the limit allowed by the relevant authorities from time to time and shall be decided by the ESOS Committee at its discretion, to the weighted average market price of the shares as shown in the daily official list issued by Bursa Malaysia Securities Berhad for the five (5) market days immediately preceding the date of offer, but shall in no event be less than the par value of the shares.

The terms of share options outstanding as at the end of the financial year are as follows:

Grant Date	Expiry Date	Exercise Price RM	At 1.7.2004 '000	Granted '000	Exercised '000	Lapsed '000	At 30.6.2005 '000
			Number of Share Options				
1.9.2004	25.8.2009	9.23	—	234,591	(111,973)	(3,344)	**119,274**
15.10.2004	25.8.2009	9.87	—	30,618	(8,908)	(308)	**21,402**
			—	265,209	(120,881)	(3,652)	**140,676**

Number of share options vested:

	2005 '000	2004 '000
At 1 July	**—**	—
At 30 June	**190,125**	—

Details of share options exercised during the financial year and the fair value, at exercise date, of ordinary shares issued are as follows:

Exercise date	Exercise Price RM	Fair Values of Ordinary Shares RM	Number of Share Options '000	Considerations Received RM'000
1.9.2004 to 30.6.2005	9.23	10.40 – 12.70	111,973	1,033,511
29.10.2004 to 30.6.2005	9.87	10.40 – 12.70	8,908	87,921
				1,121,432
Less: Par value of ordinary shares				(120,881)
Share premium				1,000,551

23. RESERVES

	Group		Bank	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Non-distributable:				
Share premium	**1,501,117**	500,566	**1,501,117**	500,566
Statutory reserves	**3,965,468**	4,274,198	**3,871,038**	3,636,325
Capital reserve	**15,250**	15,250	**—**	—
Exchange fluctuation reserve	**49,238**	38,188	**89,419**	79,936
	5,531,073	4,828,202	**5,461,574**	4,216,827
Distributable:				
Retained profits (Note 24)	**7,149,183**	6,195,062	**5,996,652**	4,282,034
Total reserves	**12,680,256**	11,023,264	**11,458,226**	8,498,861

The statutory reserves are maintained in compliance with the requirements of Bank Negara Malaysia and certain Central Banks of the respective countries in which the Group and the Bank operate and are not distributable as cash dividends.

The capital reserve of the Group arose from the capitalisation of bonus issue in certain subsidiaries in previous years.

24. RETAINED PROFITS

The Bank has sufficient tax credit under Section 108 of the Income Tax Act, 1967 to frank the payment of dividends out of its entire retained profits as at 30 June 2005.

25. OPERATING REVENUE

Operating revenue of the Group comprises all types of revenue derived from the businesses of banking, finance, general and life insurance (including takaful), stock broking, discount house, leasing and factoring, trustee and nominee services, unit trust fund management, asset management and venture capital but excluding all transactions between related companies.

Operating revenue of the Bank comprises gross interest income (after adding back net interest/income suspended), fee and commission income, investment income, gross dividends, income from Islamic Banking Scheme operations and other income derived from banking and finance operations.

26. INTEREST INCOME

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Loans, advances and financing	**5,938,258**	5,852,166	**5,363,343**	4,226,935
Money at call and deposit placements with financial institutions	**917,236**	831,430	**829,131**	753,109
Securities purchased under resale agreements	**51,941**	20,724	**51,941**	20,724
Dealing securities	**105,447**	42,200	**78,490**	17,166
Investment securities	**979,578**	981,551	**766,132**	737,301
Others	**19,599**	32,492	**—**	—
	8,012,059	7,760,563	**7,089,037**	5,755,235
Amortisation of premiums less accretion of discounts	**(69,238)**	(67,746)	**(74,457)**	(93,494)
Net interest/income suspended	**(378,364)**	(455,378)	**(338,699)**	(364,115)
	7,564,457	7,237,439	**6,675,881**	5,297,626

27. INTEREST EXPENSE

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Deposits and placements of banks and other financial institutions	**449,256**	417,281	**442,812**	362,728
Deposits from other customers	**2,460,107**	2,281,187	**2,091,410**	1,704,664
Loans sold to Cagamas	**250,064**	294,492	**209,296**	117,476
Floating rate certificates of deposits	**2,708**	4,141	**2,708**	4,141
Subordinated notes	**84,230**	53,001	**84,230**	53,001
Subordinated bonds	**34,465**	34,559	**34,465**	34,559
Others	**23,893**	12,848	**3,342**	5,061
	3,304,723	3,097,509	**2,868,263**	2,281,630

28. NON-INTEREST INCOME

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Fee income:				
Commission	**471,789**	404,772	**496,098**	432,541
Service charges and fees	**488,460**	426,319	**404,152**	328,918
Guarantee fees	**81,575**	84,334	**79,101**	79,510
Underwriting fees	**7,954**	8,235	**531**	2,807
Brokerage income	**65,664**	68,323	**—**	—
Other fee income	**42,488**	29,891	**28,419**	18,653
	1,157,930	1,021,874	**1,008,301**	862,429
Investment income:				
Net gain/(loss) from sale of dealing securities	**36,189**	(45,924)	**(175)**	(3,562)
Net gain on disposal of investment securities	**244,448**	158,301	**213,027**	123,011
	280,637	112,377	**212,852**	119,449
Gross dividends from:				
Investment securities				
– Quoted outside Malaysia	**874**	1,630	**—**	—
– Quoted in Malaysia	**14,382**	16,642	**10,715**	12,665
– Unquoted outside Malaysia	**183**	138	**183**	138
– Unquoted in Malaysia	**3,023**	3,334	**2,665**	1,804
Subsidiaries in Malaysia	**—**	—	**2,929,037**	587,867
Associated companies	**—**	—	**—**	1,350
	18,462	21,744	**2,942,600**	603,824
Write back of provision for diminution in value of investment securities, net	**56,100**	20,961	**76,851**	16,146
Other income:				
Foreign exchange profit	**295,531**	289,460	**289,588**	282,951
Net premiums written	**240,209**	212,049	**—**	—
Rental income	**8,508**	7,090	**12,347**	10,422
Gain on disposal of property, plant and equipment	**10,923**	8,029	**8,569**	7,593
Gain on disposal of foreclosed properties	**475**	1,051	**—**	73
Other operating income	**30,987**	25,071	**31,528**	41,494
Other non-operating income	**59,387**	60,288	**19,507**	12,544
	646,020	603,038	**361,539**	355,077
	2,159,149	1,779,994	**4,602,143**	1,956,925

29. OVERHEAD EXPENSES

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Personnel expenses (Note 30)	**1,356,819**	1,273,594	**1,217,412**	974,371
Establishment costs	**566,227**	511,600	**511,282**	412,325
Marketing costs	**168,075**	138,754	**130,119**	114,555
Administration and general expenses	**719,823**	668,245	**565,243**	483,319
	2,810,944	2,592,193	**2,424,056**	1,984,570
Included in overhead expenses are:				
Directors' fees and remuneration (Note 31)	**10,772**	10,722	**5,366**	4,287
Rental of leasehold land and premises	**74,441**	79,403	**59,742**	59,770
Hire of equipment	**6,292**	6,342	**4,617**	4,856
Lease of equipment, net of reversal of overprovision in prior year	**(66)**	155	**(76)**	155
Auditors' remuneration				
– statutory audit fees	**3,234**	3,076	**2,412**	2,263
– other fees	**44**	543	**—**	482
Depreciation of property, plant and equipment (Note 14)	**184,674**	180,645	**161,113**	138,617
Impairment loss (Note 14)	**—**	237	**—**	—
Loss on disposal of property, plant and equipment	**92**	520	**—**	—
Property, plant and equipment written off (Note 14)	**1,811**	849	**1,729**	145

30. PERSONNEL EXPENSES

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Salaries and wages	**1,066,921**	1,022,445	**966,916**	789,536
Social security cost	**8,444**	7,699	**6,981**	5,463
Pension cost – defined contribution plan	**154,991**	146,154	**141,105**	112,223
Other staff related expenses	**126,463**	97,296	**102,410**	67,149
	1,356,819	1,273,594	**1,217,412**	974,371

31. DIRECTORS' FEES AND REMUNERATION

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Directors of the Bank:				
Executive directors:				
Salary and other remuneration, including meeting allowance	**1,917**	1,755	**1,722**	1,587
Bonuses	**1,717**	1,010	**1,717**	1,010
Pension cost – defined contribution plan	**605**	459	**605**	459
Benefits-in-kind	**226**	242	**226**	242
	4,465	3,466	**4,270**	3,298
Non-executive directors:				
Fees	**1,106**	1,078	**735**	657
Other remuneration	**807**	821	**587**	574
Benefits-in-kind	**59**	59	**59**	59
	1,972	1,958	**1,381**	1,290
Directors of the Subsidiaries:				
Executive directors:				
Salary and other remuneration, including meeting allowance	**2,744**	3,768	**—**	—
Bonuses	**1,069**	740	**—**	—
Pension cost – defined contribution plan	**273**	341	**—**	—
Benefits-in-kind	**905**	423	**—**	—
	4,991	5,272	**—**	—
Non-executive directors:				
Fees	**358**	459	**—**	—
Other remuneration	**176**	291	**—**	—
	534	750	**—**	—
Total	**11,962**	11,446	**5,651**	4,588
Total (excluding benefits-in-kind)	**10,772**	10,722	**5,366**	4,287

31. DIRECTORS' FEES AND REMUNERATION (CONT'D.)

The remuneration attributable to the President/Chief Executive Officer of the Bank including benefits-in-kind during the year amounted to RM1,784,116 (2004: RM1,523,144).

The total directors' fees and remuneration of the Group above has excluded the amount of RM716,350 (2004: RM719,547) which has been allocated to the life, general takaful and family takaful funds.

	Group 2005	Group 2004
Number of directors of the Bank whose remuneration falls into the following bands:		
Number of executive directors:		
Above RM1,000,000	2	1
RM950,000 to RM1,000,000	—	1
RM900,000 to RM950,000	—	1
RM700,001 to RM750,000	1*	—
RM650,001 to RM700,000	1	—
	4	3
Number of non-executive directors:		
RM650,001 to RM700,000	—	1
RM600,001 to RM650,000	1	—
RM250,000 to RM300,000	—	1
RM200,001 to RM250,000	4	3
RM150,001 to RM200,000	2	1
RM100,001 to RM150,000	—	1
RM50,001 to RM100,000	1	1
	8	8
	12	11

* The executive director retired during the financial year.

The directors of the Group and Bank have been granted the following number of options under the ESOS:

Executive

	Exercise Price	Group 2005 '000	Group 2004 '000	Bank 2005 '000	Bank 2004 '000
At 1 July 2004		—	—	—	—
Granted	9.23	2,020	—	1,300	—
	9.87	305	—	208	—
Exercised	9.23	(338)	—	(200)	—
	9.87	(22)	—	(2)	—
At 30 June 2005		1,965	—	1,306	—

Non-executive

	Exercise Price	Group 2005 '000	Group 2004 '000	Bank 2005 '000	Bank 2004 '000
At 1 July 2004		—	—	—	—
Granted	9.23	5,622	—	2,230	—
	9.87	367	—	—	—
Exercised	9.23	(763)	—	(272)	—
	9.87	(54)	—	—	—
At 30 June 2005		5,172	—	1,958	—

The share options are granted on the same terms and conditions as those offered to other employees of the Group (Note 22).

32. LOAN AND FINANCING LOSS AND PROVISIONS

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Provision for bad and doubtful debts and financing:				
- Specific (net)	1,933,413	679,399	1,693,570	578,478
- General	(810,621)	137,266	(88,753)	84,768
Bad debts and financing:				
- Written off	15,197	43,558	11,443	13,928
- Recovered	(360,244)	(355,075)	(310,536)	(234,507)
	777,745	505,148	1,305,724	442,667
Written back on recoveries of amounts receivable from Danaharta	(1,765)	(5,207)	(6,128)	(4,671)
Provision/(writeback) for other debts	47,834	(5,484)	(3,365)	1,655
	823,814	494,457	1,296,231	439,651

33. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The Bank's significant transactions and balances with related parties are as follows:

	Bank 2005 RM'000	Bank 2004 RM'000
Transactions with subsidiaries and associates:		
Income:		
Interest on deposits	57,545	62,878
Interest on loans and advances	6,544	745
Dividend income	2,929,037	589,217
Rental of premises	3,825	2,568
Other income	49,413	66,118
	3,046,364	721,526
Expenditure:		
Interest on deposits	25,064	7,848
Other expenses	21,445	18,413
Subscription fee paid to an associate	875	5,192
	47,384	31,453
Other transactions:		
Acquisition of unquoted private debt securities with face value of RM569,233,000 (2004: RM570,000,000) from a subsidiary	581,109	525,814

The Bank's significant transactions and balances with related parties are as follows:

	Bank 2005 RM'000	Bank 2004 RM'000
Transaction with other related party:		
Professional fees paid to a firm in which the spouse of an executive director* is a partner	594	1,016

The directors are of the opinion that all the transactions above have been entered into in the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

Included in the balance sheet of the Bank are amounts due from/(to) subsidiaries and an associate represented by the following:

	Bank 2005 RM'000	Bank 2004 RM'000
Amounts due from subsidiaries:		
Current accounts and deposits	3,172,136	1,683,264
Loans, advances and financing	460,295	16,394
Interest and other receivable on deposits	119,107	146,660
	3,751,538	1,846,318
Amounts due to subsidiaries:		
Current accounts and deposits	(3,401,158)	(3,798,743)
Interest payable on deposits	(1,156,902)	(24,563)
Deposits and other creditors	(866,881)	—
	(5,424,941)	(3,823,306)
Deposits by an associate	15,750	3,750

* The executive director retired during the financial year.

34. TAXATION AND ZAKAT

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Tax expense for the year:				
Malaysian income tax	805,747	1,047,033	1,534,722	920,522
Foreign tax	67,166	51,791	59,848	46,622
Less: Double taxation relief	(55,332)	(42,833)	(54,645)	(42,271)
	817,581	1,055,991	1,539,925	924,873
Over provision in respect of prior years:				
Malaysian income tax	(67,104)	(27,406)	—	—
	750,477	1,028,585	1,539,925	924,873

34. TAXATION AND ZAKAT (CONT'D.)

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Deferred tax (Note 20):				
Relating to originating and reversal of temporary differences (net)	**190,536**	(124,021)	**(30,531)**	(118,798)
Under/(over) provision in prior years	**8,037**	(17,667)	**(1,659)**	(15,018)
	198,573	(141,688)	**(32,190)**	(133,816)
Share of tax in associates	**255**	744	**—**	—
	949,305	887,641	**1,507,735**	791,057
Zakat	**942**	869	**855**	247
	950,247	888,510	**1,508,590**	791,304

Domestic income tax is calculated at the Malaysian statutory tax rate of 28% (2004: 28%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

A reconciliation of income tax expense applicable to profit before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of the Group and of the Bank is as follows:

Group	2005 RM'000	2004 RM'000
Profit before taxation	**3,494,492**	3,358,597
Taxation at Malaysian statutory tax rate of 28% (2004: 28%)	**978,458**	940,407
Effect of different tax rates in other tax jurisdictions	**(9,642)**	(19,382)
Effect of income not subject to tax	**(15,871)**	(10,815)
Effect of expenses not deductible for tax purposes	**58,342**	51,100
Effect of utilisation of previously unrecognised tax losses and capital allowances	**(5,805)**	(30,153)
Deferred tax assets not recognised during the year	**2,890**	1,557
Under/(over) provision in deferred tax in prior years	**8,037**	(17,667)
Over provision in prior years	**(67,104)**	(27,406)
Tax expense for the year	**949,305**	887,641

Bank	2005 RM'000	2004 RM'000
Profit before taxation	**5,318,233**	2,883,375
Taxation at Malaysian statutory tax rate of 28% (2004: 28%)	**1,489,105**	807,345
Effect of different tax rates in other countries	**5,203**	4,351
Effect of income not subject to tax	**(5,394)**	(23,719)
Effect of expenses not deductible for tax purposes	**20,480**	18,098
Over provision in deferred tax in prior years	**(1,659)**	(15,018)
Tax expense for the year	**1,507,735**	791,057

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Tax savings recognised during the year arising from:				
Utilisation of previously unrecognised tax losses	**5,766**	27,566	**—**	—
Utilisation of current year absorbed capital allowance	**3,922**	4,809	**—**	—
Utilisation of unabsorbed capital allowances previously not recognised	**39**	2,587	**—**	—

35. EARNINGS PER SHARE (EPS)

(a) Basic

The basic and diluted EPS of the Group and the Bank are calculated by dividing the net profit for the year by the weighted average number of ordinary shares in issue during the financial year.

	Group 2005	Group 2004	Bank 2005	Bank 2004
Net profit for the year (RM'000)	**2,502,526**	2,424,511	**3,809,643**	2,092,071
Weighted average number of ordinary shares in issue ('000)	**3,658,248**	3,600,171	**3,658,248**	3,600,171
Basic EPS (sen)	**68.4**	67.3	**104.1**	58.1

35. EARNINGS PER SHARE (EPS) (CONT'D.)

(b) Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the financial year by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the ESOS.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the financial year) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the financial year.

	Group 2005	Group 2004	Bank 2005	Bank 2004
Net profit for the year (RM'000)	**2,502,526**	2,424,511	**3,809,643**	2,092,071
Weighted average number of ordinary shares in issue ('000)	**3,658,248**	3,600,171	**3,658,248**	3,600,171
Effect of dilution:				
Assumed share options exercised	**46,337**	—	**46,337**	—
Adjusted weighted-average number of ordinary shares in issue and issuable	**3,704,585**	3,600,171	**3,704,585**	3,600,171
Fully diluted EPS (sen)	**67.6**	67.3	**102.8**	58.1

36. DIVIDENDS

	Group and Bank 2005 RM'000	Group and Bank 2004 RM'000	Net dividend Per Share 2005 Sen	Net dividend Per Share 2004 Sen
Interim dividend of 25% (2004: 10%) less 28% taxation	**667,089**	259,212	**18.0**	7.2
Special dividend of 10% (2004: 25%) less 28% taxation	**266,836**	648,031	**7.2**	18.0
Special tax exempt dividend of 7.5% (2004: Nil)	**277,954**	—	**7.5**	—
Final dividend of 25% less 28% taxation in respect of the year ended 30 June 2004	**648,433**	—	**18.0**	—
Final dividend of 17% less 28% taxation in respect of the year ended 30 June 2003	**—**	440,661	**—**	12.2
	1,860,312	1,347,904	**50.7**	37.4

At the forthcoming Annual General Meeting, the following dividend in respect of financial year 30 June 2005 will be proposed for the shareholders' approval:

	RM'000
Final dividend of 25% less 28% taxation, on 3,721,052,721 ordinary shares (18.0 sen net per ordinary share)	669,790
Special dividend of 35% less 28% taxation, on 3,721,052,721 ordinary shares (25.2 sen net per ordinary share)	937,705
	1,607,495

The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in equity as an appropriation of retained profits in the next financial year ending 30 June 2006.

37. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to their customers. No material losses are anticipated as a result of these transactions.

Risk-weighted exposures of the Bank and its subsidiaries as at 30 June, are as follows:

	2005 Principal RM'000	2005 Credit Equivalent RM'000	2004 Principal RM'000	2004 Credit Equivalent RM'000
Group				
Direct credit substitutes	**5,320,687**	**5,320,687**	5,001,641	5,001,641
Certain transaction-related contingent items	**5,975,347**	**2,987,673**	6,148,365	3,074,182
Short-term self-liquidating trade related contingencies	**8,027,254**	**1,605,451**	9,175,025	1,835,005
Islamic housing and hire purchase loans sold to Cagamas Berhad	**747,516**	**747,516**	466,374	466,374
Obligations under underwriting agreements	**393,537**	**196,769**	1,205,999	603,000
Irrevocable commitments to extend credit:				

37. COMMITMENTS AND CONTINGENCIES (CONT'D.)

	2005		2004	
	Principal RM'000	Credit Equivalent RM'000	Principal RM'000	Credit Equivalent RM'000
Group (Cont'd.)				
Foreign exchange related contracts:				
- Less than one year	25,495,197	239,934	21,417,468	281,949
- One year to less than five years	219,892	10,803	1,227,109	21,306
- Five years and above	7,461	—	—	—
Interest rate related contracts:				
- Less than one year	6,856,875	97,558	2,007,854	15,226
- One year to less than five years	7,156,136	296,026	5,526,783	301,410
- Five years and above	2,266,263	232,562	1,182,018	104,463
Miscellaneous	2,253,492	—	2,244,595	—
	109,451,821	14,409,802	92,376,859	14,214,974
Bank				
Direct credit substitutes	4,486,618	4,486,618	3,445,070	3,445,070
Certain transaction-related contingent items	5,965,051	2,982,526	6,139,622	3,069,811
Short-term self-liquidating trade related contingencies	8,006,585	1,601,317	9,158,506	1,831,701
Islamic housing and hire purchase loans sold to Cagamas Berhad	747,516	747,516	114,380	114,380
Obligations under underwriting agreements	262,429	131,215	344,013	172,006
Irrevocable commitments to extend credit:				
- Maturity within one year	39,030,173	—	30,816,965	—
- Maturity exceeding one year	5,318,584	2,659,292	3,595,083	1,797,542
Foreign exchange related contracts:				
- Less than one year	25,495,197	239,934	21,415,585	281,949
- One year to less than five years	208,960	10,803	1,208,094	21,306
Interest rate related contracts:				
- Less than one year	6,586,077	94,520	2,007,854	15,226
- One year to less than five years	7,027,515	293,750	5,254,708	296,450
- Five years and above	2,235,793	230,391	1,167,018	103,463
Miscellaneous	2,245,253	—	2,242,382	—
	107,615,751	13,477,882	86,909,280	11,148,904

The Bank is contingently liable in respect of Islamic housing and hire purchase loans sold to Cagamas Berhad on the condition that they undertake to administer the loans on behalf of Cagamas Berhad and to buy back any loans which are regarded as defective based on predetermined and agreed-upon prudential criteria.

Foreign exchange and interest rate related contracts are subject to market risk and credit risk. Principal amounts of the foreign exchange related contracts and interest rate related contracts are as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Foreign exchange related contracts:				
- Forward contracts	7,270,672	8,422,825	7,270,672	8,401,927
- Swaps	18,451,878	14,221,752	18,433,485	14,221,752
Interest rate related contracts:				
- Futures contracts	32,000	32,015	32,000	13,000
- Swaps	16,247,274	8,684,640	15,817,385	8,416,580
	42,001,824	31,361,232	41,553,542	31,053,259

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions.

Credit risk

Credit risk arises from the possibility that a counterparty may be unable to meet the terms of a contract in which the Bank and certain subsidiaries have a gain position. This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

As at 30 June, the amounts of market risk and credit risk are as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Market risk				
Amount of contracts which were not hedged and hence, exposed to market risk	119,440	76,182	119,440	76,182
Credit risk				
Amount of credit risk, measured in terms of cost to replace the				

38. FINANCIAL RISK MANAGEMENT POLICIES

Risk Management is a critical pillar of the Group's operating model, complementing the other two pillars, which are customer sector and support and services sector. As part of the Group's strategy to integrate the management and control of risks across the various risk segments, a dedicated Board committee known as the Risk Management Committee was established. The Committee is responsible for formulating policies and the oversight of the key risks faced by the Group including credit, market, liquidity and operational risks with the objective of containing the negative impact to the Group's earnings should losses arise from exposures to these risks.

The broad principles that underpin the risk management process at the Group are as follows:

(a) The risk management approach is premised on three lines of defence – Risk Taking Units, Risk Control Units which are under Group Risk Management, and Internal Audit.

(b) The Risk Taking Units are responsible for the day-to-day management of risks inherent in their business activities while the Risk Control Units are responsible for setting the risk management framework and developing tools and methodologies for the identification, measurement, monitoring, control and pricing of risks. Complementing this is Internal Audit which provides independent assurance of the effectiveness of the risk management approach.

(c) Group Risk Management provides risk oversight for the major risk categories including credit risk, market risk, liquidity risk, operational risk and other industry-specific risks.

(d) Group Risk Management ensures that core policies of the Group are consistent, sets the risk tolerance level and facilitates the implementation of an integrated risk-adjusted measurement framework.

(e) Group Risk Management is functionally and organisationally independent of the customer sectors and other risk takers in the Group.

(f) The Board of Directors through the Risk Management Committee maintains overall responsibility for risk oversight within the Group.

(g) Group Risk Management is responsible for the execution of various risk policies and related decisions of the Board.

The followings are the key risk areas that the Group encounters:

(a) **Credit Risk Management**

In discharging this responsibility, Group Credit Risk Unit is primarily involved in managing and enhancing asset quality, formulating and reviewing credit policies as well as the documentation/compilation of credit policies and procedures for adherence. Group Credit Risk also sets and reviews concentration limits according to various categories such as single customer groups, economic segments, product types, banks and countries, and overseas credit portfolio risk.

(b) **Market Risk Management**

Group Market Risk Unit continually evaluates risk arising from adverse movements in market prices or rates and monitors compliance to approved policies and risk limits. Market risk profiles are regularly reported to the various levels of management, as well as the Risk Management Committee and the Board of Directors.

Market risk controls adopted include the "Value-at-Risk" ("VaR") measurement, independent mark-to-market valuations, on-line tracking of various risk limits for trading positions, stress testing of portfolios, back testing of risk models and new product introduction guidelines.

(c) **Liquidity Risk Management**

The primary mechanism and tool for monitoring liquidity is the cash flow behaviour of the Bank. This framework ascertains liquidity based on the contractual and behavioural cash flow of assets, liabilities and off-balance sheet commitments, taking into consideration the realisable cash value of eligible liquid assets.

The Group maintains a minimum level of liquid assets although there is no such regulatory requirement. These assets are maintained in the form of cash and marketable debt securities that are issued by both sovereigns and triple-A rate private entities.

(d) **Operational Risk Management**

The Risk Taking Units (including the support units) are primary parties responsible for the management of day-to-day operational risk inherent in their respective business and functional areas. While Group Operational Risk Unit is responsible for the second line of defence, Group Internal Audit acts as the third line of defence by overseeing compliance in respect of day-to-day management of operational risks at the Risk Taking Units and providing independent assessments regarding the overall effectiveness of the operational risk management framework.

Further information on the framework and the principles for the management of risks of the Group are disclosed in the annual report.

39. INTEREST RATE RISK

The Group and Bank are exposed to various risk associated with the effects of fluctuations in the prevailing levels of market interest rates on the financial position and cash flows. Interest rate risk exposure is identified, measured, monitored and controlled through limits and procedures set by the Asset and Liability Management Committee ("ALCO") to protect total net interest income from changes in market interest rates.

The table below summarises the Group's and Bank's exposure to interest rate risk. The table indicates effective average interest rates at the balance sheet date and the periods in which the financial instruments reprice or mature, whichever is earlier.

39. INTEREST RATE RISK (CONT'D.)

Group 2005	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Assets									
Cash and short-term funds	18,253,501	—	—	—	—	—	4,342,943	22,596,444	2.87
Deposits and placements with banks and other financial institutions	134,438	7,587,548	797,251	218,063	8,287	60,307	518,902	9,324,796	2.92
Securities purchased under resale agreements	197,481	102,376	—	—	—	—	—	299,857	1.28
Dealing securities	104,378	70,317	52,705	111,051	25,000	240,038	25,621	629,110	4.32
Investment securities	2,760,802	2,706,484	944,814	1,213,421	9,559,315	5,702,042	4,745,028	27,631,906	4.01
Loans, advances and financing									
– *performing*	*34,517,481*	*21,693,037*	*8,391,867*	*4,440,008*	*11,424,879*	*20,220,528*	*15,648,508*	*116,336,308*	*6.30*
– non-performing*	—	—	—	—	—	—	3,257,506	3,257,506	—
Other assets	—	—	—	—	—	—	1,664,333	1,664,333	—
Other non-interest sensitive balances	—	—	—	—	—	—	6,554,344	6,554,344	—
Life, general takaful and family takaful fund assets	—	—	—	—	—	—	3,600,656	3,600,656	—
Total Assets	55,968,081	32,159,762	10,186,637	5,982,543	21,017,481	26,222,915	40,357,841	191,895,260	
Liabilities and Shareholders' Equity									
Deposits from customers	58,777,116	12,708,896	8,469,761	14,158,868	1,947,719	160,918	34,844,767	131,068,045	2.21
Deposits and placements of banks and other financial institutions	6,980,048	3,671,226	1,320,870	352,541	1,874,297	603,937	3,558,263	18,361,182	2.62
Obligations on securities sold under repurchase agreements	7,051,486	339,742	234,761	1,456	250	—	—	7,627,695	2.53
Bills and acceptances payable	131,317	48,432	75,708	856	—	—	2,101,811	2,358,124	2.98
Recourse obligation on loans sold to Cagamas	—	507,620	—	484,357	3,998,796	—	—	4,990,773	4.39
Provision for taxation and zakat	—	—	—	—	—	—	880,205	880,205	—
Subordinated obligations	—	950,000	—	610,000	1,444,000	—	—	3,004,000	6.34
Other liabilities	—	—	—	—	—	—	3,130,142	3,130,142	—
Other non-interest sensitive balances	—	—	—	—	—	—	20,685	20,685	—
Life, general takaful and family takaful fund liabilities	—	—	—	—	—	—	120,506	120,506	—
Life, general takaful and family takaful policy holders' funds	—	—	—	—	—	—	3,480,150	3,480,150	—
Total Liabilities	*72,939,967*	*18,225,916*	*10,101,100*	*15,608,078*	*9,265,062*	*764,855*	*48,136,529*	*175,041,507*	
Shareholders' equity	—	—	—	—	—	—	16,401,309	16,401,309	—
Minority interests	—	—	—	—	—	—	452,444	452,444	—
	—	—	—	—	—	—	16,853,753	16,853,753	
Total Liabilities and Shareholders' Equity	72,939,967	18,225,916	10,101,100	15,608,078	9,265,062	764,855	64,990,282	191,895,260	
On-balance sheet interest sensitivity gap	(16,971,886)	13,933,846	85,537	(9,625,535)	11,752,419	25,458,060	(24,632,441)	—	
Off-balance sheet interest sensitivity gap (interest rate swaps)	902,400	5,322,571	(147,520)	(765,216)	(3,272,400)	(2,039,835)	—	—	
Total interest sensitivity gap	(16,069,486)	19,256,417	(61,983)	(10,390,751)	8,480,019	23,418,225	(24,632,441)	—	
Cumulative interest rate sensitivity gap	(16,069,486)	3,186,931	3,124,948	(7,265,803)	1,214,216	24,632,441	—		

* This is arrived at after deducting the general provision, specific provision and interest/income-in-suspense from gross non-performing loans outstanding.

Group 2004	*Up to 1* month RM'000	>1 - 3 months RM'000	*>3 - 6* months RM'000	>6 - 12 months RM'000	*>1 - 5* years RM'000	*Over 5* years RM'000	*Non-interest* sensitive RM'000	Total RM'000	Effective interest rate %
Assets									
Cash and short-term funds	16,656,570	—	—	—	—	—	6,352,510	23,009,080	2.41
Deposits and placements with banks and other financial institutions	601,925	5,116,254	613,626	32,542	50,948	—	271,495	6,686,790	2.54
Securities purchased under resale agreements	447,861	285,770	—	—	—	—	—	733,631	1.34
Dealing securities	140,868	28,519	86,139	—	15,941	28,089	1	299,557	4.19
Investment securities	2,370,154	4,316,710	1,767,088	1,232,731	10,234,239	4,574,382	4,209,258	28,704,562	3.80
Loans, advances and financing									
– performing	45,055,816	10,137,529	4,137,595	3,326,750	17,103,632	12,118,294	14,276,973	106,156,589	6.78
– non-performing*	—	—	—	—	—	—	3,137,761	3,137,761	—
Other assets	—	—	—	—	—	—	1,851,426	1,851,426	—
Other non-interest sensitive balances	—	—	—	—	—	—	6,307,571	6,307,571	—
Life, general takaful and family takaful fund assets	—	—	—	—	—	—	2,620,460	2,620,460	—
Total Assets	65,273,194	19,884,782	6,604,448	4,592,023	27,404,760	16,720,765	39,027,455	179,507,427	
Liabilities and Shareholders' Equity									
Deposits from customers	57,311,992	12,431,417	8,140,437	13,259,462	1,569,671	160,900	30,492,063	123,365,942	2.46
Deposits and placements of banks and other financial institutions	4,225,866	1,358,413	782,110	159,002	2,072,098	477,213	5,423,504	14,498,206	2.21
Obligations on securities sold under repurchase agreements	6,334,774	490,847	162,410	—	—	—	—	6,988,031	2.44
Bills and acceptances payable	194,752	582,375	169,315	1,725	—	—	2,371,262	3,319,429	2.85
Recourse obligation on loans sold to Cagamas	26,486	—	391,098	338,201	5,776,261	—	—	6,532,046	4.38
Provision for taxation and zakat	—	—	—	—	—	—	932,330	932,330	—
Subordinated obligations	—	—	—	—	3,004,000	—	—	3,004,000	6.34
Other liabilities	—	—	—	—	—	—	3,173,396	3,173,396	—
Other non-interest sensitive balances	—	—	—	—	—	—	10,806	10,806	—
Life, general takaful and family takaful fund liabilities	—	—	—	—	—	—	101,491	101,491	—
Life, general takaful and family takaful policy holders' funds	—	—	—	—	—	—	2,518,969	2,518,969	—
Total Liabilities	68,093,870	14,863,052	9,645,370	13,758,390	12,422,030	638,113	45,023,821	164,444,646	
Shareholders' equity	—	—	—	—	—	—	14,623,436	14,623,436	—
Minority interests	—	—	—	—	—	—	439,345	439,345	—
	—	—	—	—	—	—	15,062,781	15,062,781	
Total Liabilities and Shareholders' Equity	68,093,870	14,863,052	9,645,370	13,758,390	12,422,030	638,113	60,086,602	179,507,427	
On-balance sheet interest sensitivity gap	(2,820,676)	5,021,730	(3,040,922)	(9,166,367)	14,982,730	16,082,652	(21,059,147)	—	
Off-balance sheet interest sensitivity gap (interest rate swaps)	1,745,972	(1,290,790)	711,535	(448,548)	555,431	(1,273,600)	—	—	
Total interest sensitivity gap	(1,074,704)	3,730,940	(2,329,387)	(9,614,915)	15,538,161	14,809,052	(21,059,147)	—	
Cumulative interest rate sensitivity gap	(1,074,704)	2,656,236	326,849	(9,288,066)	6,250,095	21,059,147	—		

39. INTEREST RATE RISK (CONT'D.)

Bank 2005	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Assets									
Cash and short-term funds	14,516,549	—	—	—	—	—	3,962,855	18,479,404	2.78
Deposits and placements with banks and other financial institutions	121,317	7,530,271	1,713,317	214,333	7,897	—	388,601	9,975,736	2.92
Securities purchased under resale agreements	194,495	102,376	—	—	—	—	—	296,871	1.27
Dealing securities	10,704	56,158	52,705	111,050	—	—	—	230,617	2.64
Investment securities	1,879,753	1,637,196	531,162	714,178	7,792,324	5,080,108	4,262,837	21,897,560	3.96
Loans, advances and financing									
– performing	32,888,392	20,182,258	7,826,119	4,344,396	11,256,094	20,189,618	15,648,685	112,335,562	6.33
– non-performing*	—	—	—	—	—	—	3,146,070	3,146,070	—
Other assets	—	—	—	—	—	—	993,599	993,599	—
Other non-interest sensitive balances	—	—	—	—	—	—	8,079,294	8,079,294	—
Total Assets	49,611,210	29,508,261	10,123,303	5,383,957	19,056,315	25,269,726	36,481,941	175,434,713	
Liabilities and Shareholders' Equity									
Deposits from customer	48,017,028	10,960,635	8,442,458	14,099,169	1,898,414	—	34,858,009	118,275,713	2.10
Deposits and placements of banks and other financial institutions	8,150,273	3,957,420	1,376,266	352,541	1,874,297	603,937	3,559,460	19,874,194	2.48
Obligations on securities sold under repurchase agreements	6,846,060	339,742	234,761	1,456	250	—	—	7,422,269	2.53
Bills and acceptances payable	249,839	193,568	173,723	1,737	—	—	2,073,701	2,692,568	2.69
Recourse obligation on loans sold to Cagamas	—	507,620	—	484,357	3,998,796	—	—	4,990,773	4.39
Provision for taxation and zakat	—	—	—	—	—	—	855,514	855,514	—
Subordinated obligations	—	950,000	—	610,000	1,444,000	—	—	3,004,000	6.34
Other liabilities	—	—	—	—	—	—	3,140,403	3,140,403	—
Total Liabilities	63,263,200	16,908,985	10,227,208	15,549,260	9,215,757	603,937	44,487,087	160,255,434	
Shareholders' equity	—	—	—	—	—	—	15,179,279	15,179,279	—
Total Liabilities and Shareholders' Equity	63,263,200	16,908,985	10,227,208	15,549,260	9,215,757	603,937	59,666,366	175,434,713	
On-balance sheet interest sensitivity gap	(13,651,990)	12,599,276	(103,905)	(10,165,303)	9,840,558	24,665,789	(23,184,425)	—	
Off-balance sheet interest sensitivity gap (interest rate swaps)	902,399	5,322,571	(147,519)	(765,216)	(3,272,400)	(2,039,835)	—	—	
Total interest sensitivity gap	(12,749,591)	17,921,847	(251,424)	(10,930,519)	6,568,158	22,625,954	(23,184,425)	—	
Cumulative interest rate sensitivity gap	(12,749,591)	5,172,256	4,920,832	(6,009,687)	558,471	23,184,425	—		

* This is arrived at after deducting the general provision, specific provision and interest/income-in-suspense from gross non-performing loans outstanding.

Bank 2004	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Assets									
Cash and short-term funds	14,058,132	—	—	—	—	—	5,469,695	19,527,827	2.35
Deposits and placements with banks and other financial institutions	76,485	4,415,603	1,260,762	114,784	—	—	261,854	6,129,488	2.54
Securities purchased under resale agreements	437,122	285,770	—	—	—	—	—	722,892	1.33
Dealing securities	65,730	11,938	86,139	—	—	—	—	163,807	3.53
Investment securities	2,160,076	3,391,603	1,697,530	944,350	7,559,964	3,475,339	3,471,278	22,700,140	3.64
Loans, advances and financing									
– performing	42,297,811	9,012,602	2,644,087	2,627,936	9,150,644	6,457,495	11,843,339	84,033,914	6.89
– non-performing*	—	—	—	—	—	—	2,684,498	2,684,498	—
Other assets	—	—	—	—	—	—	827,980	827,980	—
Other non-interest sensitive balances	—	—	—	—	—	—	6,760,603	6,760,603	—
Total Assets	59,095,356	17,117,516	5,688,518	3,687,070	16,710,608	9,932,834	31,319,247	143,551,149	
Liabilities and Shareholders' Equity									
Deposits from customers	40,402,190	8,734,186	6,155,196	11,148,256	989,981	—	29,439,068	96,868,877	2.36
Deposits and placements of banks and other financial institutions	3,794,636	1,496,301	774,147	159,226	2,072,028	471,549	5,409,450	14,177,337	2.26
Obligations on securities sold under repurchase agreements	5,685,430	490,847	162,410	—	—	—	—	6,338,687	2.42
Bills and acceptances payable	1,135,518	1,796,394	465,938	1,725	—	—	2,346,572	5,746,147	2.89
Recourse obligation on loans sold to Cagamas	26,486	—	391,098	—	2,293,534	—	—	2,711,118	4.49
Provision for taxation and zakat	—	—	—	—	—	—	790,000	790,000	—
Subordinated obligations	—	—	—	—	3,004,000	—	—	3,004,000	6.34
Other liabilities	—	—	—	—	—	—	1,815,950	1,815,950	—
Total Liabilities	51,044,260	12,517,728	7,948,789	11,309,207	8,359,543	471,549	39,801,040	131,452,116	
Shareholders' equity	—	—	—	—	—	—	12,099,033	12,099,033	—
Total Liabilities and Shareholders' Equity	51,044,260	12,517,728	7,948,789	11,309,207	8,359,543	471,549	51,900,073	143,551,149	
On-balance sheet interest sensitivity gap	8,051,096	4,599,788	(2,260,271)	(7,622,137)	8,351,065	9,461,285	(20,580,826)	—	
Off-balance sheet interest sensitivity gap (interest rate swaps)	1,700,972	(1,506,790)	711,535	(448,548)	801,431	(1,258,600)	—	—	
Total interest sensitivity gap	9,752,068	3,092,998	(1,548,736)	(8,070,685)	9,152,496	8,202,685	(20,580,826)	—	
Cumulative interest rate sensitivity gap	9,752,068	12,845,066	11,296,330	3,225,645	12,378,141	20,580,826	—		

* This is arrived at after deducting the general provision, specific provision and interest/income-in-suspense from gross non-performing loans outstanding.

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO

The Group and Bank are exposed to the risk associated with the effects of fluctuations in the prevailing levels of yield/profit rate on the financial position and cash flows of the IBS portfolio. The fluctuations in yield/profit rate can be influenced by changes in interest rates that affect the value of financial instruments under the IBS portfolio. Yield/profit rate risk is monitored and managed by the Asset and Liability Management Committee ("ALCO") to protect the income from IBS operations.

The table below summarises the Group's and Bank's exposure to yield/profit rate risk for the IBS operations. The table indicates effective average yield/profit rates at the balance sheet date and the periods in which the financial instruments either reprice or mature, whichever is earlier.

Group 2005	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
Assets									
Cash and short-term funds	2,644,207	—	—	—	—	—	464	2,644,671	2.76
Deposits and placements with banks and other financial institutions	333,076	133,000	—	—	—	—	990	467,066	2.87
Investment securities	445,559	840,869	672,776	114,268	1,123,698	189,787	14,350	3,401,307	3.04
Loans and financing									
- performing	584,654	1,735,875	1,026,848	696,036	2,436,469	9,168,626	—	15,648,508	7.25
- non-performing*	—	—	—	—	—	—	404,250	404,250	—
Other assets	—	—	—	—	—	—	14,176	14,176	—
Other non-yield/profit rate sensitive balances	—	—	—	—	—	—	235,516	235,516	—
Total Assets	4,007,496	2,709,744	1,699,624	810,304	3,560,167	9,358,413	669,746	22,815,494	
Liabilities and Islamic Banking Fund									
Deposits from customers	4,120,769	1,027,022	813,590	1,095,127	108,728	20,043	8,150,712	15,335,991	2.73
Deposits and placements of banks and other financial institutions	1,531,985	1,170,348	348,736	—	—	89,339	—	3,140,408	2.69
Bills and acceptances payable	353,587	581,343	255,824	—	—	—	605	1,191,359	2.64
Provision for taxation and zakat	—	—	—	—	—	—	171,593	171,593	—
Other liabilities	—	—	—	—	—	—	1,169,572	1,169,572	—
Total Liabilities	6,006,341	2,778,713	1,418,150	1,095,127	108,728	109,382	9,492,482	21,008,923	
Islamic banking fund	—	—	—	—	—	—	1,806,571	1,806,571	—
Total Liabilities and Islamic Banking Fund	6,006,341	2,778,713	1,418,150	1,095,127	108,728	109,382	11,299,053	22,815,494	
On-balance sheet yield/profit rate sensitivity gap	(1,998,845)	(68,969)	281,474	(284,823)	3,451,439	9,249,031	(10,629,307)	—	
Cumulative yield/profit rate sensitivity gap	(1,998,845)	(2,067,814)	(1,786,340)	(2,071,163)	1,380,276	10,629,307	—		

* This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.

Group 2004	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
Assets									
Cash and short-term funds	2,912,710	—	—	—	—	—	211	2,912,921	2.70
Deposits and placements with banks and other financial institutions	—	51,200	—	—	—	—	38,370	89,570	2.83
Investment securities	542,037	517,878	424,403	287,627	1,171,335	153,599	14,350	3,111,229	3.23
Loans and financing									
- performing	370,061	1,185,785	858,322	785,014	1,399,493	9,678,298	—	14,276,973	8.31
- non-performing*	—	—	—	—	—	—	304,544	304,544	—
Other assets	—	—	—	—	—	—	25,331	25,331	—
Other non-yield/profit rate sensitive balances	—	—	—	—	—	—	203,058	203,058	—
Total Assets	3,824,808	1,754,863	1,282,725	1,072,641	2,570,828	9,831,897	585,864	20,923,626	
Liabilities and Islamic Banking Fund									
Deposits from customers	4,920,830	1,416,903	969,185	1,231,226	116,534	20,043	3,063,365	11,738,086	2.73
Deposits and placements of banks and other financial institutions	2,973,352	1,015,868	185,079	—	1,523	49,721	2,204	4,227,747	2.71
Bills and acceptances payable	445,935	696,624	289,437	—	—	—	1,327	1,433,323	2.70
Provision for taxation and zakat	—	—	—	—	—	—	143,497	143,497	—
Other liabilities	—	—	—	—	—	—	2,081,206	2,081,206	—
Total Liabilities	8,340,117	3,129,395	1,443,701	1,231,226	118,057	69,764	5,291,599	19,623,859	
Islamic banking fund	—	—	—	—	—	—	1,299,767	1,299,767	—
Total Liabilities and Islamic Banking Fund	8,340,117	3,129,395	1,443,701	1,231,226	118,057	69,764	6,591,366	20,923,626	
On-balance sheet yield/profit rate sensitivity gap	(4,515,309)	(1,374,532)	(160,976)	(158,585)	2,452,771	9,762,133	(6,005,502)	—	
Cumulative yield/profit rate sensitivity gap	(4,515,309)	(5,889,841)	(6,050,817)	(6,209,402)	(3,756,631)	6,005,502	—		

* This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

Bank 2005	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
Assets									
Cash and short-term funds	2,264,460	—	—	—	—	—	—	2,264,460	2.72
Deposits and placements with banks and other financial institutions	—	340,000	—	—	—	—	990	340,990	2.72
Investment securities	268,248	836,049	553,889	77,956	1,099,802	169,646	14,350	3,019,940	2.91
Loans and financing									
- performing	584,654	1,735,875	1,026,848	696,036	2,436,469	9,168,803	—	15,648,685	7.25
- non-performing*	—	—	—	—	—	—	404,073	404,073	—
Other assets	—	—	—	—	—	—	9,543	9,543	—
Other non-yield/profit rate sensitive balances	—	—	—	—	—	—	230,410	230,410	—
Total Assets	3,117,362	2,911,924	1,580,737	773,992	3,536,271	9,338,449	659,366	21,918,101	
Liabilities and Islamic Banking Fund									
Deposits from customers	5,017,864	2,761,552	979,534	1,526,849	1,070,665	18,154	3,670,085	15,044,703	2.73
Deposits and placements of banks and other financial institutions	1,517,478	1,170,348	348,736	—	—	89,338	—	3,125,900	2.69
Bills and acceptances payable	353,587	581,343	255,824	—	—	—	605	1,191,359	2.64
Provision for taxation and zakat	—	—	—	—	—	—	165,017	165,017	—
Other liabilities	—	—	—	—	—	—	1,156,729	1,156,729	—
Total Liabilities	6,888,929	4,513,243	1,584,094	1,526,849	1,070,665	107,492	4,992,436	20,683,708	
Islamic banking fund	—	—	—	—	—	—	1,234,393	1,234,393	—
Total Liabilities and Islamic Banking Fund	6,888,929	4,513,243	1,584,094	1,526,849	1,070,665	107,492	6,226,829	21,918,101	
On-balance sheet yield/profit rate sensitivity gap	(3,771,567)	(1,601,319)	(3,357)	(752,857)	2,465,606	9,230,957	(5,567,463)	—	
Cumulative yield/profit rate sensitivity gap	(3,771,567)	(5,372,886)	(5,376,243)	(6,129,100)	(3,663,494)	5,567,463	—		

* This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.

Bank 2004	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
Assets									
Cash and short-term funds	2,605,169	—	—	—	—	—	—	2,605,169	2.72
Deposits and placements with banks and other financial institutions	—	58,600	—	—	—	—	6,370	64,970	2.83
Investment securities	499,014	389,819	414,521	118,587	614,770	—	14,350	2,051,061	2.79
Loans and financing									
- performing	368,567	1,183,393	851,694	759,117	695,785	7,984,783	—	11,843,339	8.03
- non-performing*	—	—	—	—	—	—	338,761	338,761	—
Other assets	—	—	—	—	—	—	4,785	4,785	—
Other non-yield/profit rate sensitive balances	—	—	—	—	—	—	148,462	148,462	—
Total Assets	3,472,750	1,631,812	1,266,215	877,704	1,310,555	7,984,783	512,728	17,056,547	
Liabilities and Islamic Banking Fund									
Deposits from customers	3,829,641	1,026,862	813,590	1,095,127	108,728	20,043	3,063,365	9,957,356	2.68
Deposits and placements of banks and other financial institutions	2,746,579	1,015,802	185,079	—	1,522	49,721	2,297	4,001,000	2.71
Bills and acceptances payable	445,935	696,624	289,437	—	—	—	1,327	1,433,323	2.70
Provision for taxation and zakat	—	—	—	—	—	—	95,484	95,484	—
Other liabilities	—	—	—	—	—	—	870,100	870,100	—
Total Liabilities	7,022,155	2,739,288	1,288,106	1,095,127	110,250	69,764	4,032,573	16,357,263	
Islamic banking fund	—	—	—	—	—	—	699,284	699,284	—
Total Liabilities and Islamic Banking Fund	7,022,155	2,739,288	1,288,106	1,095,127	110,250	69,764	4,731,857	17,056,547	
On-balance sheet yield/profit rate sensitivity gap	(3,549,405)	(1,107,476)	(21,891)	(217,423)	1,200,305	7,915,019	(4,219,129)	—	
Cumulative yield/profit rate sensitivity gap	(3,549,405)	(4,656,881)	(4,678,772)	(4,896,195)	(3,695,890)	4,219,129	—		

* This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.

41. FOREIGN EXCHANGE RISK

Foreign exchange risk is the risk to earnings and value of foreign currency assets, liabilities and derivative financial instruments caused by fluctuations in foreign exchange rates.

The banking activities of providing financial products and services to customers expose the Group and the Bank to foreign exchange risk. Foreign exchange risk is managed by treasury function, and monitored by Group Risk Management against delegated limits. The Group's policy is to ensure, where appropriate and practical, that its capital is protected from foreign exchange exposures. Hedging against foreign exchange exposures is mainly to protect the real economic value, rather than to avoid the short-term accounting impact.

The table below analyses the net foreign exchange positions of the Group and the Bank by major currencies, which are mainly in Ringgit Malaysia, Singapore Dollar, the Great Britain Pound, Hong Kong Dollar and US Dollar. The "Others" foreign exchange risk include mainly exposure to Euro, Japanese Yen, Renminbi, Philippines Peso, Indonesia Rupiah, Papua New Guinea Kina and Brunei Dollars.

41. FOREIGN EXCHANGE RISK (CONT'D.)

Group 2005	Malaysian Ringgit RM'000	Singapore Dollar RM'000	Great Britain Pound RM'000	Hong Kong Dollar RM'000	United States Dollar RM'000	Others RM'000	Total RM'000
Assets							
Cash and short-term funds	16,530,319	110,033	59,474	93,980	5,163,775	638,863	22,596,444
Deposits and placements with banks and other financial institutions	6,441,600	167,238	132	42,762	2,645,553	27,511	9,324,796
Securities purchased under resale agreements	105,362	194,495	—	—	—	—	299,857
Dealing securities	467,665	50,266	—	—	—	111,179	629,110
Investment securities	19,220,195	2,436,214	34,286	174,369	5,483,943	282,899	27,631,906
Loans, advances and financing	94,228,676	14,594,542	39,785	689,397	9,431,270	610,144	119,593,814
Statutory deposits with Central Banks	3,629,927	466,802	—	—	22,194	109,858	4,228,781
Investment in associates	13,908	—	—	—	6,140	—	20,048
Property, plant and equipment	1,002,128	298,978	4,634	1,415	5,869	28,545	1,341,569
Other assets	997,779	65,878	7,545	1,954	307,707	283,470	1,664,333
Deferred tax assets	798,343	165,603	—	—	—	—	963,946
Life and Family Takaful fund assets	3,600,656	—	—	—	—	—	3,600,656
Total Assets	147,036,558	18,550,049	145,856	1,003,877	23,066,451	2,092,469	191,895,260
Liabilities							
Deposits from customers	105,772,313	15,435,982	206,333	127,219	7,995,167	1,531,031	131,068,045
Deposits and placements of banks and other financial institutions	7,543,126	972,217	40,658	498,727	8,962,113	344,341	18,361,182
Obligations on securities sold under repurchase agreements	6,959,634	—	—	—	668,061	—	7,627,695
Bills and acceptances payable	2,210,296	68,929	—	119	71,965	6,815	2,358,124
Recourse obligation on loans sold to Cagamas	4,990,773	—	—	—	—	—	4,990,773
Provision for taxation and zakat	667,015	202,903	—	2,042	4,773	3,472	880,205
Subordinated obligations	610,000	—	—	—	2,394,000	—	3,004,000
Other liabilities	2,550,123	281,979	27,728	4,526	203,751	62,035	3,130,142
Deferred taxation	12,286	—	—	—	—	8,399	20,685
Life and Family Takaful fund liabilities	120,506	—	—	—	—	—	120,506
Life and Family Takaful policy holders' funds	3,480,150	—	—	—	—	—	3,480,150
Total Liabilities	134,916,222	16,962,010	274,719	632,633	20,299,830	1,956,093	175,041,507
On-balance sheet open position	12,120,336	1,588,039	(128,863)	371,244	2,766,621	136,376	16,853,753
Off-balance sheet open position	2,541,413	(82,773)	69,513	(319,452)	(1,812,006)	(396,695)	—
Net open position	14,661,749	1,505,266	(59,350)	51,792	954,615	(260,319)	16,853,753
Net structural position included in the above	—	—	9,792	55,630	—	281,332	346,754

Group 2004	Malaysian Ringgit RM'000	Singapore Dollar RM'000	Great Britain Pound RM'000	Hong Kong Dollar RM'000	United States Dollar RM'000	Others RM'000	Total RM'000
Assets							
Cash and short-term funds	16,248,673	262,003	66,354	8,492	5,776,362	647,196	23,009,080
Deposits and placements with banks and other financial institutions	4,092,663	105,879	55	5	2,437,085	51,103	6,686,790
Securities purchased under resale agreements	676,266	57,365	—	—	—	—	733,631
Dealing securities	182,875	—	—	—	50,461	66,221	299,557
Investment securities	22,792,019	2,138,856	—	140,701	3,363,672	269,314	28,704,562
Loans, advances and financing	86,668,343	12,840,305	12,696	258,037	8,723,368	791,601	109,294,350
Statutory deposits with Central Banks	3,122,298	412,315	—	—	20,295	89,291	3,644,199
Investment in associates	12,221	—	—	—	6,686	—	18,907
Property, plant and equipment	1,028,846	313,470	5,207	1,766	4,075	29,458	1,382,822
Other assets	1,449,738	79,943	2,819	31,048	180,017	107,861	1,851,426
Deferred tax assets	1,261,643	—	—	—	—	—	1,261,643
Life and Family Takaful fund assets	2,620,460	—	—	—	—	—	2,620,460
Total Assets	140,156,045	16,210,136	87,131	440,049	20,562,021	2,052,045	179,507,427
Liabilities							
Deposits from customers	99,352,109	14,215,588	114,467	150,453	7,853,549	1,679,776	123,365,942
Deposits and placements of banks and other financial institutions	8,557,136	175,523	22,464	344,431	5,280,115	118,537	14,498,206
Obligations on securities sold under repurchase agreements	6,116,478	—	—	—	871,553	—	6,988,031
Bills and acceptances payable	3,157,554	33,693	—	209	122,688	5,285	3,319,429
Recourse obligation on loans sold to Cagamas	6,532,046	—	—	—	—	—	6,532,046
Provision for taxation and zakat	754,535	173,097	—	26	2,800	1,872	932,330
Subordinated obligations	610,000	—	—	—	2,394,000	—	3,004,000
Other liabilities	2,685,024	229,875	29,634	55,678	133,303	39,882	3,173,396
Deferred taxation	10,806	—	—	—	—	—	10,806
Life and Family Takaful fund liabilities	101,491	—	—	—	—	—	101,491
Life and Family Takaful policy holders' funds	2,518,969	—	—	—	—	—	2,518,969
Total Liabilities	130,396,148	14,827,776	166,565	550,797	16,658,008	1,845,352	164,444,646
On-balance sheet open position	9,759,897	1,382,360	(79,434)	(110,748)	3,904,013	206,693	15,062,781
Off-balance sheet open position	4,032,726	(425,211)	82,755	87,998	(3,822,506)	44,238	—
Net open position	13,792,623	957,149	3,321	(22,750)	81,507	250,931	15,062,781
Net structural position included in the above	—	—	23,934	49,699	—	266,073	339,706

41. FOREIGN EXCHANGE RISK (CONT'D.)

Bank 2005	Malaysian Ringgit RM'000	Singapore Dollar RM'000	Great Britain Pound RM'000	Hong Kong Dollar RM'000	United States Dollar RM'000	Others RM'000	Total RM'000
Assets							
Cash and short-term funds	13,293,237	103,958	48,822	87,315	4,509,457	436,615	18,479,404
Deposits and placements with banks and other financial institutions	5,727,908	167,006	—	42,757	4,016,423	21,642	9,975,736
Securities purchased under resale agreements	102,376	194,495	—	—	—	—	296,871
Dealing securities	153,749	50,266	—	—	—	26,602	230,617
Investment securities	14,268,790	2,294,503	34,286	166,417	5,041,321	92,243	21,897,560
Loans, advances and financing	94,075,882	14,594,542	39,785	572,542	5,726,774	472,107	115,481,632
Statutory deposits with Central Banks	3,547,000	466,802	—	—	22,194	16,002	4,051,998
Investment in subsidiaries	1,562,048	135	—	—	27,060	326,735	1,915,978
Investment in associates	4,500	—	—	—	6,140	—	10,640
Property, plant and equipment	879,501	298,978	4,634	1,414	4,399	—	1,188,926
Other assets	613,284	54,363	7,531	1,587	301,047	15,787	993,599
Deferred tax assets	746,149	165,603	—	—	—	—	911,752
Total Assets	134,974,424	18,390,651	135,058	872,032	19,654,815	1,407,733	175,434,713
Liabilities							
Deposits from customers	98,539,067	15,441,132	197,779	127,565	3,066,411	903,759	118,275,713
Deposits and placements of banks and other financial institutions	7,235,240	972,217	40,655	378,985	10,939,244	307,853	19,874,194
Obligations on securities sold under repurchase agreements	6,754,208	—	—	—	668,061	—	7,422,269
Bills and acceptances payable	2,621,279	68,929	—	119	170	2,071	2,692,568
Recourse obligation on loans sold to Cagamas	4,990,773	—	—	—	—	—	4,990,773
Provision for taxation and zakat	645,856	202,903	—	2,009	4,746	—	855,514
Subordinated obligations	610,000	—	—	—	2,394,000	—	3,004,000
Other liabilities	2,662,438	192,294	27,713	4,050	219,037	34,871	3,140,403
Total Liabilities	124,058,861	16,877,475	266,147	512,728	17,291,669	1,248,554	160,255,434
On-balance sheet open position	10,915,563	1,513,176	(131,089)	359,304	2,363,146	159,179	15,179,279
Off-balance sheet open position	2,541,413	(82,773)	69,513	(319,452)	(1,964,358)	(244,343)	—
Net open position	13,456,976	1,430,403	(61,576)	39,852	398,788	(85,164)	15,179,279
Net structural position included in the above	—	—	9,792	37,999	—	333,112	380,903

Bank 2004	Malaysian Ringgit RM'000	Singapore Dollar RM'000	Great Britain Pound RM'000	Hong Kong Dollar RM'000	United States Dollar RM'000	Others RM'000	Total RM'000
Assets							
Cash and short-term funds	14,396,177	256,021	63,729	8,469	4,648,267	155,164	19,527,827
Deposits and placements with banks and other financial institutions	2,725,575	110,096	—	—	3,112,898	180,919	6,129,488
Securities purchased under resale agreements	665,527	57,365	—	—	—	—	722,892
Dealing securities	113,346	—	—	—	50,461	—	163,807
Investment securities	17,339,184	2,034,802	—	134,426	3,099,317	92,411	22,700,140
Loans, advances and financing	68,228,060	12,840,304	12,696	258,037	4,986,724	392,591	86,718,412
Statutory deposits with Central Banks	2,406,000	412,315	—	—	20,295	17,024	2,855,634
Investment in subsidiaries	1,490,997	24,438	—	—	27,060	326,734	1,869,229
Investment in associates	3,600	—	—	—	6,140	—	9,740
Property, plant and equipment	724,095	301,574	5,207	1,762	4,000	—	1,036,638
Other assets	553,824	58,673	2,819	30,606	179,352	2,706	827,980
Deferred tax assets	834,089	155,273	—	—	—	—	989,362
Total Assets	109,480,474	16,250,861	84,451	433,300	16,134,514	1,167,549	143,551,149
Liabilities							
Deposits from customers	77,975,920	14,241,108	112,995	160,491	3,564,276	814,087	96,868,877
Deposits and placements of banks and other financial institutions	8,238,682	175,593	22,464	344,450	5,287,913	108,235	14,177,337
Obligations on securities sold under repurchase agreements	5,467,134	—	—	—	871,553	—	6,338,687
Bills and acceptances payable	5,707,314	33,693	—	209	799	4,132	5,746,147
Recourse obligation on loans sold to Cagamas	2,711,118	—	—	—	—	—	2,711,118
Provision for taxation and zakat	614,224	173,013	—	—	2,763	—	790,000
Subordinated obligations	610,000	—	—	—	2,394,000	—	3,004,000
Other liabilities	1,448,972	154,623	29,632	53,055	126,919	2,749	1,815,950
Total Liabilities	102,773,364	14,778,030	165,091	558,205	12,248,223	929,203	131,452,116
On-balance sheet open position	6,707,110	1,472,831	(80,640)	(124,905)	3,886,291	238,346	12,099,033
Off-balance sheet open position	4,032,726	(425,211)	82,755	87,998	(3,822,506)	44,238	—
Net open position	10,739,836	1,047,620	2,115	(36,907)	63,785	282,584	12,099,033
Net structural position included in the above	—	—	23,934	33,942	—	312,332	370,208

Net structural foreign currency position represents the Group's and the Bank's net investment in overseas operations. This position comprises the net assets of the Group's and the Bank's overseas branches, investments in overseas subsidiaries and long term investments in overseas properties.

Where possible, the Group and the Bank mitigate the effect of currency exposures by funding the overseas operations with borrowings and deposits received in the same functional currencies of the respective overseas locations. The foreign currency exposures are also hedged using foreign exchange derivatives.

41. **FOREIGN EXCHANGE RISK (CONT'D.)**

The structural currency exposures of the Group and the Bank as at the balance sheet dates are as follows:

Group Currency of structural exposures	Structural currency exposures in overseas operations RM'000	Hedges by funding in respective currencies RM'000	Other currency hedges RM'000	Net structural currency exposures RM'000
2005				
Singapore Dollar	148,439	—	(148,439)	—
Great Britain Pound	9,792	—	—	9,792
Hong Kong Dollar	55,630	—	—	55,630
United States Dollar	1,270,483	(1,270,483)	—	—
Others	281,332	—	—	281,332
	1,765,676	(1,270,483)	(148,439)	346,754
2004				
Singapore Dollar	107,115	—	(107,115)	—
Great Britain Pound	23,934	—	—	23,934
Hong Kong Dollar	49,699	—	—	49,699
United States Dollar	487,096	(487,096)	—	—
Others	266,073	—	—	266,073
	933,917	(487,096)	(107,115)	339,706

Bank Currency of structural exposures				
2005				
Singapore Dollar	148,306	—	(148,306)	—
Great Britain Pound	9,792	—	—	9,792
Hong Kong Dollar	37,999	—	—	37,999
United States Dollar	34,302	(34,302)	—	—
Others	333,112	—	—	333,112
	563,511	(34,302)	(148,306)	380,903
2004				
Singapore Dollar	106,983	—	(106,983)	—
Great Britain Pound	23,934	—	—	23,934
Hong Kong Dollar	33,942	—	—	33,942
United States Dollar	47,659	(47,659)	—	—
Others	312,332	—	—	312,332
	524,850	(47,659)	(106,983)	370,208

42. **FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES**

Financial instruments comprise financial assets, financial liabilities and also off-balance sheet derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale. The information presented herein represents best estimates of fair values of financial instruments at the balance sheet date.

Loans, advances and financing to customers, where such market prices are not available, various methodologies have been used to estimate the approximate fair values of such instruments. These methodologies are significantly affected by the assumptions used and judgements made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in the assumptions could significantly affect these estimates and the resulting fair value estimates. Therefore, for a significant portion of the Group's and the Bank's financial instruments, including loans, advances and financing to customers, their respective fair value estimates do not purport to represent, nor should they be construed to represent, the amounts that the Group and the Bank could realise in a sale transaction at the balance sheet date. The fair value information presented herein should also in no way be construed as representative of the underlying value of the Group and the Bank as a going concern.

The on-balance sheet financial assets and financial liabilities of the Group and the Bank whose fair values are required to be disclosed in accordance with MASB FRS132 (formerly known as MASB Standard 24) comprise all its assets and liabilities with the exception of investments in subsidiaries, investments in associated companies, property, plant and equipment, provision for current and deferred taxation, life and family takaful fund assets, and life and family takaful fund liabilities. The information on the fair values of financial assets and financial liabilities of the life and family takaful fund is disclosed in Note 49.

The estimated fair values of those on-balance sheet financial assets and financial liabilities as at the balance sheet date approximate their carrying amounts as shown in the balance sheets, except for the following financial assets and liabilities:

	2005		2004	
Group	Carrying Value RM'000	Fair Value RM'000	Carrying Value RM'000	Fair Value RM'000
Financial assets				
Dealing securities	629,110	629,110	299,557	299,627
Investment securities	27,631,906	28,410,286	28,704,562	29,133,479
Loans, advances and financing*	122,404,170	133,633,484	112,919,934	113,804,171

42. **FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONT'D.)**

	2005		2004	
Group	Carrying Value RM'000	Fair Value RM'000	Carrying Value RM'000	Fair Value RM'000
Financial liabilities				
Deposits from customers	131,068,045	131,065,970	123,365,942	123,463,433
Deposits and placements of banks and other financial institutions	18,361,182	17,853,230	14,498,206	14,576,508
Recourse obligation on loans sold to Cagamas	4,990,773	5,144,748	6,532,046	7,549,003
Subordinated obligations	3,004,000	3,146,104	3,004,000	3,045,185
Bank				
Financial assets				
Dealing securities	230,617	230,617	163,807	163,877
Investment securities	21,897,560	22,534,351	22,700,140	23,006,890
Loans, advances and financing*	118,077,708	129,708,352	89,407,829	90,590,964
Financial liabilities				
Deposits from customers	118,275,713	118,273,639	96,868,877	96,938,439
Deposits and placements of banks and other financial institutions	19,874,194	19,366,242	14,177,337	14,255,640
Recourse obligation on loans sold to Cagamas	4,990,773	5,144,748	2,711,118	2,790,359
Subordinated obligations	3,004,000	3,138,823	3,004,000	3,045,185

* The general provisions for the Group and the Bank amounting to RM2,810,356,000 (2004: RM3,625,584,000) and RM2,596,076,000 (2004: RM2,689,417,000) respectively have been added back to arrive at the carrying value of the loans, advances and financing.

The fair values of unrecognised financial instruments at the balance sheet date are as follows:

	2005			2004		
Group	Nominal Amount RM'000	Fair Value - Assets RM'000	Fair Value - Liabilities RM'000	Nominal Amount RM'000	Fair Value - Assets RM'000	Fair Value - Liabilities RM'000
Derivative financial instruments						
Foreign exchange contracts:						
- Forwards	7,270,672	32,672	(18,019)	8,422,825	16,277	(29,204)
- Swaps	18,451,878	36,060	(47,742)	14,221,752	31,268	(39,371)
Interest rate contracts						
- Futures	32,000	3	(6)	32,015	—	(5)
- Swaps	16,247,274	64,195	(109,587)	8,684,640	187,264	(157,495)
Bank						
Derivative financial instruments						
Foreign exchange contracts:						
- Forwards	7,270,672	32,672	(18,019)	8,401,927	16,277	(29,204)
- Swaps	18,433,485	36,060	(47,742)	14,221,752	31,268	(39,371)
Interest rate contracts						
- Futures	32,000	3	(6)	13,000	—	(5)
- Swaps	15,817,385	64,195	(101,293)	8,416,580	187,264	(153,525)

The following methods and assumptions are used to estimate the fair values of the following classes of financial instruments:

(a) **Cash and Short-term Funds**

The carrying amount approximates fair value due to the relatively short maturity of the financial instruments.

(b) **Deposits and Placements with Financial Institutions, Securities Purchased under Resale Agreement, Obligations on Securities Sold under Repurchase Agreement and Bills and Acceptances Payable**

The fair values of those financial instruments with remaining maturities of less than one year approximate their carrying values due to their relatively short maturities. For those financial instruments with maturities of more than one year, the fair values are estimated based on discounted cash flows using applicable prevailing market rates of similar remaining maturities at the balance sheet date.

(c) **Dealing and Investment Securities**

Fair values of securities that are actively traded is determined by quoted bid prices. For non-actively traded securities, independent broker quotations are obtained. Fair values of equity securities are estimated using a number of methods, including net tangible assets, earnings multiples and discounted cash flow analysis. Where discounted cash flow technique is used, the estimated future cash flows are discounted using applicable prevailing market or indicative rates of similar instruments at the balance sheet date.

42. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONT'D.)

(d) Loans, Advances and Financing

The fair values of variable rate loans are estimated to approximate their carrying values. For fixed rate loans and Islamic financing, the fair values are estimated based on expected future cash flows of contractual instalment payments, discounted at applicable and prevailing rates at balance sheet date offered for similar facilities to new borrowers with similar credit profiles. In respect of non-performing loans, the fair values are deemed to approximate the carrying values which are net of interest/income-in-suspense and specific provision for bad and doubtful debts and financing.

(e) Deposits from Customers, Deposits and Placements of Banks and Other Financial Institutions

The fair values of deposits payable on demand and deposits and placements with maturities of less than one year approximate their carrying values due to the relatively short maturity of these instruments. The fair values of fixed deposits and placements with remaining maturities of more than one year are estimated based on discounted cash flows using applicable rates currently offered for deposits and placements with similar remaining maturities. The fair value of Islamic deposits are estimated to approximate their carrying values as the profit rates are determined at the end of their holding periods based on the actual profits generated from the assets invested.

(f) Recourse Obligation on Loans Sold to Cagamas

The fair values of recourse obligation on housing and hire purchase loans sold to Cagamas are determined based on the discounted cash flows of future instalment payments at applicable prevailing Cagamas rates as at balance sheet date.

(g) Subordinated Obligations

The fair values of subordinated obligations are estimated by discounting the expected future cash flows using the applicable prevailing interest rates for borrowings with similar risks profiles.

(h) Derivative Financial Instruments

Fair values of derivative instruments are normally zero or negligible at inception and the subsequent change in value is favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates relative to their terms. The fair values of the Group's and the Bank's derivative instruments are estimated by reference to quoted market prices. Internal models are used where no market price is available.

43. CAPITAL AND OTHER COMMITMENTS

(a) Capital expenditure approved by directors but not provided for in the financial statements amounted to:

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Approved and contracted for	**111,842**	177,951	**95,714**	158,507
Approved but not contracted for	**357,317**	376,918	**345,929**	318,802
	469,159	554,869	**441,643**	477,309

(b)

	Group 2005	Group 2004	Bank 2005	Bank 2004
Uncalled capital in shares of subsidiaries	**—**	—	**280**	280

(c) The Bank and a subsidiary are committed to lend up to five times the nominal value of its investment in Export Credit Insurance Corporation of Singapore Limited ("ECIC") to meet claims arising as part of the export credit insurance business of the company. ECIC may, at its option, convert the whole or any part of any such loans into fully paid shares.

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Maximum commitments in respect of the investment in ECIC	**11,282**	11,048	**11,282**	11,048

44. CAPITAL ADEQUACY

The capital adequacy ratios of the Group and the Bank as at 30 June, are as follows:

	Group 2005	Group 2004	Bank 2005	Bank 2004
Without deducting proposed dividend*:				
Core capital ratio:				
Credit risk	**11.71%**	10.89%	**11.28%**	11.54%
Credit and market risks	**11.45%**	**	**11.07%**	**
Risk-weighted capital ratio:				
Credit risk	**15.36%**	15.62%	**14.12%**	14.74%
Credit and market risks	**15.02%**	**	**13.86%**	**
After deducting proposed dividend:				
Core capital ratio:				
Credit risk	**10.50%**	10.37%	**10.00%**	10.86%
Credit and market risks	**10.27%**	**	**9.81%**	**
Risk-weighted capital ratio:				
Credit risk	**14.15%**	15.10%	**12.84%**	14.07%
Credit and market risks	**13.84%**	**	**12.61%**	**

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

44. CAPITAL ADEQUACY (CONT'D.)

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Tier 1 capital				
Paid-up share capital	**3,721,053**	3,600,172	**3,721,053**	3,600,172
Share premium	**1,501,117**	500,566	**1,501,117**	500,566
Other reserves	**11,114,651**	10,469,260	**9,867,690**	7,918,359
Tier 1 minority interest	**215,226**	203,504	**—**	—
Less: Deferred tax assets	**(963,946)**	(1,261,643)	**(911,752)**	(989,362)
Total Tier 1 capital	**15,588,101**	13,511,859	**14,178,108**	11,029,735
Tier 2 capital				
Subordinated obligations	**2,054,000**	2,244,000	**2,054,000**	2,244,000
General provision for bad and doubtful debts and financing	**2,810,356**	3,625,584	**2,596,076**	2,689,417
Total Tier 2 capital	**4,864,356**	5,869,584	**4,650,076**	4,933,417
Total capital	**20,452,457**	19,381,443	**18,828,184**	15,963,152
Less: Investment in subsidiaries	**—**	—	**(1,075,978)#**	(1,869,229)
Capital base	**20,452,457**	19,381,443	**17,752,206**	14,093,923

\# Excludes the cost of investment in a subsidiary, Myfin Berhad (formerly known as Mayban Finance Berhad) of RM840,000,000, as its business, assets and liabilities have been transferred to the Bank as disclosed in Note 12(a).

The breakdown of risk-weighted assets (excluding deferred tax assets) in the various categories of risk-weights are as follows:

	2005 Principal RM'000	2005 Risk-Weighted RM'000	2004 Principal RM'000	2004 Risk-Weighted RM'000
Group				
0%	**41,988,841**	**—**	35,572,499	—
10%	**2,154,278**	**215,428**	2,270,884	227,088
20%	**26,213,270**	**5,242,654**	27,069,500	5,413,900
50%	**22,796,040**	**11,398,020**	22,537,394	11,268,697
100%	**116,244,209**	**116,244,209**	107,121,785	107,121,785
Total risk-weighted assets for credit risk		**133,100,311**		124,031,470
Total risk-weighted assets market risk		**2,977,403**		
Total risk-weighted assets for credit and market risks		**136,077,714**		
Bank				
0%	**35,597,130**	**—**	30,621,181	—
10%	**1,507,386**	**150,739**	1,614,342	161,434
20%	**18,341,947**	**3,668,389**	22,171,435	4,434,287
50%	**22,759,884**	**11,379,942**	18,331,996	9,165,998
100%	**110,474,595**	**110,474,595**	81,791,926	81,791,926
Total risk-weighted assets for credit risk		**125,673,665**		95,553,645
Total risk-weighted assets for market risk		**2,336,901**		
Total risk-weighted assets for credit and market risks		**128,010,566**		

45. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments.

The primary format, business segment information, is prepared based on internal management reports, which are used by senior management for decision-making and performance management. The amounts for each business segment are shown after the allocation of certain centralised cost, funding income and the applicable transfer pricing where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation. All inter-segment transactions are conducted at arm's length basis on normal commercial terms that are not more favourable than those generally available to public.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Capital expenditure comprises additions to property, plant and equipment.

(a) Primary Segment – By Business Segment

The Group comprises the following main business segments:

(i) Banking

The Banking segment focuses on business of banking in all its aspects which also include IBS operations. Its activities are generally structured into two key areas, Retail Financial Services ("RFS") and Enterprise Financial Services ("EFS").

45. SEGMENT INFORMATION (CONT'D.)

(a) Primary Segment – By Business Segment (Cont'd.)

(i) Banking (Cont'd.)

RFS comprises the full range of products and services offered to individuals, including savings and fixed deposits, remittance services, current accounts, consumer loans such as housing loans and personal loans, unit trusts, bancassurance products and credit cards.

EFS provides a full range of financial services to business customers, ranging from large corporates and the public sector to small and medium enterprises. The products and services offered include long-term loans such as project financing, short-term credit such as overdrafts and trade financing, and fee-based services such as cash management and custodian services.

(ii) Finance

The business of finance subsidiary was transferred to the Bank on 1 October 2004 (Note 12(a)). The Finance segment focuses on the business of providing financing products and services (including IBS products and services) to individual customers and small and medium enterprises, concentrating on hire purchase financing, leasing, block discounting and other retail based loans products.

(iii) Investment Banking

The Investment Banking segment includes business of a merchant bank, discount house and securities broker. This segment focuses on business needs of mainly large corporate customers and financial institutions. The products and services offered to customers include direct lending, advisory banking services, bond issuance, equity financing, syndicated financing, mergers and acquisitions advisory services, debt restructuring advisory services, and share and futures dealings.

(iv) Insurance and Takaful

The insurance and takaful segment includes the business of underwriting all classes of general and life insurance businesses, offshore investment life insurance business, general takaful and family takaful businesses.

(v) Others

The "Others" segment includes asset and fund management, nominee and trustee services and custodian services.

Group 2005	Banking and Finance RM'000	Investment Banking RM'000	Insurance and Takaful RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
REVENUE						
External revenue	10,366,214	518,973	269,555	61,145	—	11,215,887
Dividends from subsidiaries	2,931,396	21,111	31,352	1,200	(2,985,059)	—
Other inter-segment revenue	141,882	7,652	23,807	17,544	(190,885)	—
Total inter-segment revenue	3,073,278	28,763	55,159	18,744	(3,175,944)	—
Total revenue	13,439,492	547,736	324,714	79,889	(3,175,944)	11,215,887
Segment results - operating profit	6,873,981	248,790	144,297	37,001	(2,985,059)	4,319,010
Loan and financing loss and provisions	(737,601)	(94,755)	9,505	(963)	—	(823,814)
Share of results of associated companies	—	—	—	(704)	—	(704)
Profit before taxation and zakat	6,136,380	154,035	153,802	35,334	(2,985,059)	3,494,492
Taxation and zakat	(1,709,482)	(25,537)	(33,727)	(8,538)	827,037	(950,247)
Profit after taxation and zakat	4,426,898	128,498	120,075	26,796	(2,158,022)	2,544,245
Minority interests						(41,719)
Net profit for the year						2,502,526
ASSETS AND LIABILITIES						
Segment assets	187,080,016	10,973,432	5,283,241	298,022	(11,759,499)	191,875,212
Investment in associated companies	6,164	—	—	13,884	—	20,048
Total assets	187,086,180	10,973,432	5,283,241	311,906	(11,759,499)	191,895,260
Total segment liabilities	170,141,103	9,584,975	3,950,914	166,828	(8,802,313)	175,041,507
OTHER INFORMATION						
Capital expenditure	157,804	8,670	830	1,575	—	168,879
Depreciation	168,138	6,466	7,584	2,486	—	184,674
Non-cash expenses/(income) other than depreciation	369,420	11,320	(1,596)	14,143	—	393,287

45. SEGMENT INFORMATION (CONT'D.)

(a) Primary Segment – By Business Segment (Cont'd.)

Group 2004	Banking and Finance RM'000	Investment Banking RM'000	Insurance and Takaful RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
REVENUE						
External revenue	9,629,852	454,125	247,931	72,388	—	10,404,296
Dividends from subsidiaries and associates	596,405	40,821	34,652	875	(672,753)	—
Other inter-segment revenue	182,207	3,450	28,089	15,442	(229,188)	—
Total inter-segment revenue	778,612	44,271	62,741	16,317	(901,941)	—
Total revenue	10,408,464	498,396	310,672	88,705	(901,941)	10,404,296
Segment results - operating profit	4,183,907	174,164	128,556	35,827	(672,753)	3,849,701
Loan and financing loss and provisions	(534,708)	35,985	4,240	—	26	(494,457)
Share of results of associated companies	740	—	—	2,613	—	3,353
Profit before taxation and zakat	3,649,939	210,149	132,796	38,440	(672,727)	3,358,597
Taxation and zakat	(980,529)	(22,693)	(23,067)	(12,895)	150,674	(888,510)
Profit after taxation and zakat	2,669,410	187,456	109,729	25,545	(522,053)	2,470,087
Minority interests						(45,576)
Net profit for the year						2,424,511
ASSETS AND LIABILITIES						
Segment assets	174,729,439	9,290,211	4,151,352	297,089	(8,979,571)	179,488,520
Investment in associated companies	5,564	—	—	13,343	—	18,907
Total assets	174,735,003	9,290,211	4,151,352	310,432	(8,979,571)	179,507,427
Total segment liabilities	159,435,496	7,954,472	2,970,054	160,359	(6,075,735)	164,444,646
OTHER INFORMATION						
Capital expenditure	148,472	5,331	1,086	4,415	—	159,304
Depreciation	163,272	6,624	8,227	2,522	—	180,645
Non-cash expenses/(income) other than depreciation	526,731	(12,814)	(1,201)	2,686	—	515,402

(b) Secondary Segment – By Geographical Locations

In presenting information on the basis of geographical segments, segment revenue is based on geographical locations of customers. Segment assets are based on the geographical locations of assets.

The Group has operations in Malaysia, Singapore, Indonesia, Philippines, Papua New Guinea, Brunei Darussalam, People's Republic of China, Hong Kong SAR, Vietnam, United Kingdom, United States of America, Cambodia and Bahrain.

With the exception of Malaysia and Singapore, no other individual country contributed more than 5% of the consolidated revenue before operating expenses and of total assets.

	Total Revenue from External Customers RM'000	Capital Expenditure RM'000	Segment Assets RM'000	Profit before Taxation and Zakat RM'000
2005				
Malaysia	12,893,040	149,883	172,260,910	6,201,556
Singapore	914,739	14,315	21,764,859	187,422
Others	584,052	4,681	9,628,990	90,573
	14,391,831	168,879	203,654,759	6,479,551
Elimination	(3,175,944)	—	(11,759,499)	(2,985,059)
Group	11,215,887	168,879	191,895,260	3,494,492
2004				
Malaysia	10,061,416	125,023	162,568,597	3,813,782
Singapore	756,503	18,475	17,579,299	144,215
Others	488,318	15,806	8,339,102	73,327
	11,306,237	159,304	188,486,998	4,031,324
Elimination	(901,941)	—	(8,979,571)	(672,727)

46. SIGNIFICANT EVENTS

(a) Maybank Group ESOS

As disclosed in Note 22, a new Maybank Group Employee Share Option Scheme ("ESOS"), which include the participation of non-executive directors was approved by the shareholders on 11 August 2004 at an Extraordinary General Meeting and was implemented on 26 August 2004.

(b) Transfer of the Business of Mayban Finance Berhad to the Bank

The vesting order for the transfer of the finance company business of a subsidiary, Mayban Finance Berhad, to the Bank was issued by the High Court on 17 August 2004. The business of Mayban Finance Berhad was transferred to the Bank on 1 October 2004.

(c) Acquisition of Additional Equity Interest in Aseambankers Malaysia Berhad

On 14 September 2004, the Bank completed the acquisition of an additional 2,350,440 ordinary shares of RM1 each in Aseambankers Malaysia Berhad ("Aseambankers") for a total consideration of RM18,380,440. As a result, the Bank's equity interest in Aseambankers increased from 75.00% to 79.69%.

(d) Increase in Share Capital for Mayban Takaful Berhad

On 18 November 2004 and 23 December 2004, Mayban Takaful Berhad, a subsidiary of the Bank via its equity interest in Mayban Fortis Holdings Berhad, increased its issued and paid up share capital from RM35,000,000 to RM100,000,000 by way of the issuance of 30,000,000 and 35,000,000 new ordinary shares of RM1 each at par for cash respectively, in line with the minimum paid up share capital requirement stipulated by Bank Negara Malaysia for takaful operators.

(e) Tie-up With BinaFikir Sdn. Bhd.

On 14 February 2005, Bank Negara Malaysia gave the approval for the Bank to commence negotiations with BinaFikir Sdn. Bhd. ("BinaFikir") on a possible tie up between BinaFikir and Aseambankers Malaysia Berhad. Negotiations are still ongoing as at the date of the financial statements.

(f) Disposal of Equity Interest in Inter-City MPC (M) Sdn. Bhd.

On 29 July 2004, Kerlipan Bersinar Sdn. Bhd., a 72.7% owned subsidiary of the Bank, disposed off 7,200,000 ordinary shares of RM1 each in Inter-City MPC (M) Sdn. Bhd. ("ICM"), representing 100% equity interest of its investment in ICM, for a cash consideration of RM12,500,000, resulting in a gain on disposal to the Group of RM4,657,907.

47. SUBSEQUENT EVENTS

(a) Acquisition of Additional Equity Interest in Aseambankers

Subsequent to the financial year and after obtaining the the approval from Bank Negara Malaysia, the Bank has in July 2005, acquired an additional 7,517,400 ordinary shares of RM1 each of Aseambankers from three minority shareholders for a total cash consideration of RM83.3 million. The Bank's equity interest in the subsidiary has increased from 79.69% to 94.69% thereafter.

(b) Transfer of the Business of Aseamlease Berhad and Aseam Credit Sdn. Bhd. to the Bank

On 1 August 2005, Bank Negara Malaysia granted approval for the businesses and operations of Aseamlease Berhad and Aseam Credit Sdn. Bhd. to be transferred to the Bank.

(c) Proposed Acquisition of Equity Interest in MNI Holdings Berhad

On 25 August 2005, the Bank obtained preliminary approval from Bank Negara Malaysia to commence negotiations with Permodalan Nasional Berhad ("PNB") and Amanah Raya Nominees (Tempatan) Sdn. Bhd. – Skim Amanah Saham Bumiputera ("ARN-ASB") for the proposed acquisition of PNB and ARN-ASB's equity interests in MNI Holdings Berhad by the Bank and/or its subsidiary, Mayban Fortis Holdings Berhad (collectively known as the "Maybank Group").

Final approval from the relevant authorities will be required for the Maybank Group, PNB and ARN-ASB prior to entering to any subsequent agreement.

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS")

BALANCE SHEETS AS AT 30 JUNE 2005

	Note	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
ASSETS					
Cash and short-term funds	(a)	**2,644,671**	2,912,921	**2,264,460**	2,605,169
Deposits and placements with banks and other financial institutions	(b)	**467,066**	89,570	**340,990**	64,970
Investment securities	(c)	**3,401,307**	3,111,229	**3,019,940**	2,051,061
Loans and financing	(d)	**16,052,758**	14,581,517	**16,052,758**	12,182,100
Deferred tax assets	(e)	**235,516**	203,058	**230,410**	148,462
Other assets		**14,176**	25,331	**9,543**	4,785
		22,815,494	20,923,626	**21,918,101**	17,056,547
LIABILITIES					
Deposits from customers	(f)	**15,335,991**	11,738,086	**15,044,703**	9,957,356
Deposits and placements of banks and other financial institutions	(g)	**3,140,408**	4,227,747	**3,125,900**	4,001,000
Bills and acceptances payable		**1,191,359**	1,433,323	**1,191,359**	1,433,323
Other liabilities	(h)	**1,169,572**	2,081,206	**1,156,729**	870,100
Provision for taxation and zakat	(j)	**171,593**	143,497	**165,017**	95,484
		21,008,923	19,623,859	**20,683,708**	16,357,263
Islamic banking capital fund	(k)	**1,806,571**	1,299,767	**1,234,393**	699,284
		22,815,494	20,923,626	**21,918,101**	17,056,547
COMMITMENTS AND CONTINGENCIES	(p)	**3,194,904**	4,112,571	**3,194,904**	3,638,240

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	Note	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Income	(l)	**711,071**	521,970	**628,759**	334,675
Loan and financing loss and provisions	(m)	**(159,581)**	(319,020)	**(283,563)**	(219,495)
Net income		**551,490**	202,950	**345,196**	115,180
Overhead expenses	(n)	**(22,011)**	(19,926)	**(20,582)**	(16,821)
Profit before taxation and zakat		**529,479**	183,024	**324,614**	98,359
Taxation	(o)	**(145,991)**	(42,671)	**(82,152)**	(23,434)
Zakat		**(942)**	(869)	**(855)**	(247)
Profit after taxation and zakat		**382,546**	139,484	**241,607**	74,678

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN ISLAMIC BANKING FUND FOR THE YEAR ENDED 30 JUNE 2005

Group	Islamic Banking Fund RM'000	Statutory Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2003	683,458	1,313	625,611	1,310,382
Net profit for the year	—	—	139,484	139,484
Transfer from Islamic Banking Fund	(150,099)	—	—	(150,099)
Transfer to statutory reserves	—	2,523	(2,523)	—
At 30 June 2004	533,359	3,836	762,572	1,299,767
Net profit for the year	—	—	382,546	382,546
Transfer from/(to) Head Office	448,388	—	(324,130)	124,258
Transfer to statutory reserves	—	6,015	(6,015)	—
At 30 June 2005	**981,747**	**9,851**	**814,973**	**1,806,571**
Bank				
At 1 July 2003	222,500	—	402,106	624,606
Net profit for the year	—	—	74,678	74,678
At 30 June 2004	222,500	—	476,784	699,284
Transfer from Head Office	293,502	—	—	293,502
Net profit for the year	—	—	241,607	241,607
At 30 June 2005	**516,002**	**—**	**718,391**	**1,234,393**

The accompanying notes form an integral part of the financial statements.

CASH FLOW STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	**529,479**	183,024	**324,614**	98,359
Adjustments for:				
Loan and financing loss and provisions	**184,901**	329,355	**305,900**	221,849
Accretion of discounts less amortisation of premiums of investment securities, net	**(38,120)**	(19,200)	**(31,692)**	(14,833)
Income-in-suspense	**45,388**	34,358	**41,600**	26,305
Profit equilisation reserves	**83,731**	101,559	**79,207**	91,939
Operating profit before working capital changes	**805,379**	629,096	**719,629**	423,619
(Increase)/decrease in deposits and placements with banks and other financial institutions	**(377,496)**	76,901	**(276,020)**	69,502
Increase in loans and financing	**(1,701,530)**	(3,241,792)	**(4,218,157)**	(2,571,769)
Decrease/(increase) in other assets	**11,155**	13,386	**(4,759)**	6,114
Increase in deposits from customers	**3,597,905**	575,828	**5,087,346**	1,033,024
(Decrease)/increase in deposits and placements of banks and other financial institutions	**(1,087,339)**	2,812,570	**(875,099)**	2,893,029
(Decrease)/increase in bills and acceptances payable	**(241,965)**	850,653	**(241,965)**	516,194
Net (purchase)/disposal of investment securities	**(251,958)**	109,761	**(937,187)**	92,085
(Decrease)/increase in other liabilities	**(995,363)**	974,219	**207,424**	5,713
Cash generated from operations	**(241,212)**	2,800,622	**(538,788)**	2,467,511
Taxes and zakat paid	**(151,296)**	(97,345)	**(95,423)**	(69,742)

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

CASH FLOW STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005 (CONT'D.)

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
CASH FLOWS FROM FINANCING ACTIVITY				
Funds transferred from/(to) Head Office	**124,258**	(150,099)	**293,502**	—
Net cash generated from/ (used in) financing activity	**124,258**	(150,099)	**293,502**	—
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	**(268,250)**	2,553,178	**(340,709)**	2,397,769
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**2,912,921**	359,743	**2,605,169**	207,400
CASH AND CASH EQUIVALENTS AT END OF YEAR	**2,644,671**	2,912,921	**2,264,460**	2,605,169
Cash and cash equivalents comprise:				
Cash and short term funds	**2,644,671**	2,912,921	**2,264,460**	2,605,169

The accompanying notes form an integral part of the financial statements.

(a) CASH AND SHORT-TERM FUNDS

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Cash, balances and deposits with banks and other financial institutions	**2,644,671**	2,912,921	**2,264,460**	2,605,169

(b) DEPOSITS AND PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Licensed banks	**126,076**	12,600	—	20,000
Licensed merchant banks	—	38,600	—	38,600
Bank Negara Malaysia	**340,990**	6,370	**340,990**	6,370
Other financial institutions	—	32,000	—	—
	467,066	89,570	**340,990**	64,970

(c) INVESTMENT SECURITIES

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Money market instruments:				
Cagamas Mudharabah bonds	**153,859**	153,929	**153,859**	153,929
Malaysian Government investment issues	**695,652**	413,569	**695,652**	329,240
Khazanah bonds	**358,358**	148,220	**356,733**	24,322
Islamic accepted bills	**381,830**	623,678	**381,830**	623,678
Negotiable Islamic instruments of deposits	**1,405,305**	954,151	**1,377,261**	896,979
Total money market instruments	**2,995,004**	2,293,547	**2,965,335**	2,028,148
Unquoted securities in Malaysia:				
Islamic debt securities	**371,712**	819,526	**14,350**	14,350
Accumulated accretion of discounts less amortisation of premiums	**40,591**	14,156	**40,255**	8,563
Provision for diminution in value of Islamic debt securities	**(6,000)**	(16,000)	—	—
	3,401,307	3,111,229	**3,019,940**	2,051,061
Indicative value of unquoted securities:				
Cagamas Mudharabah bonds	**161,307**	155,247	**161,307**	155,247
Malaysian Government investment issues	**726,507**	419,963	**726,507**	335,034
Khazanah bonds	**373,011**	151,329	**370,616**	26,161
Islamic debt securities	**374,436**	827,716	**14,350**	14,350

The carrying values of Islamic accepted bills and negotiable Islamic instruments of deposits approximate the market value due to their relatively short maturities.

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(c) INVESTMENT SECURITIES (CONT'D.)

The maturity structure of money market instruments held for investment is as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Maturing within one year	**1,777,374**	1,451,071	**1,749,330**	1,421,942
One year to three years	**491,121**	700,070	**489,496**	509,791
Three years to five years	**582,098**	142,406	**561,038**	96,415
After five years	**144,411**	—	**165,471**	—
	2,995,004	2,293,547	**2,965,335**	2,028,148

(d) LOANS AND FINANCING

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Overdrafts	**1,264,728**	1,191,398	**1,264,728**	1,191,398
Term financing	**18,463,307**	18,328,632	**18,463,307**	16,999,470
Trust receipts	**209,082**	199,081	**209,082**	152,292
Hire purchase receivables	**3,163,724**	2,316,239	**3,163,724**	—
Other financing	**3,318,649**	2,706,854	**3,318,649**	2,521,772
	26,419,490	24,742,204	**26,419,490**	20,864,932
Unearned income	**(9,353,925)**	(9,321,733)	**(9,353,925)**	(8,102,952)
Gross loans and financing	**17,065,565**	15,420,471	**17,065,565**	12,761,980
Provision for bad and doubtful debts and financing				
- Specific	**(277,770)**	(217,866)	**(277,770)**	(121,607)
- General	**(609,375)**	(534,031)	**(609,375)**	(395,910)
Income-in-suspense	**(125,662)**	(87,057)	**(125,662)**	(62,363)
Net loans and financing	**16,052,758**	14,581,517	**16,052,758**	12,182,100

(i) Loans and financing analysed by concepts are as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Al-Bai' Bithaman Ajil	**10,384,471**	10,578,104	**10,384,471**	10,096,940
Al-Ijarah	**3,163,724**	1,833,046	**3,163,724**	—
Al-Murabahah	**3,505,775**	2,659,227	**3,505,775**	2,659,227
Other principles	**11,595**	350,094	**11,595**	5,813
	17,065,565	15,420,471	**17,065,565**	12,761,980

(ii) Loans and financing analysed by their economic purposes are as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Agriculture	**329,635**	262,910	**329,635**	261,120
Manufacturing	**2,256,563**	2,047,128	**2,256,563**	2,038,438
Electricity, gas and water	**119,931**	251,745	**119,931**	251,226
Construction	**577,205**	583,072	**577,205**	505,544
Real estate	**241,871**	133,874	**241,871**	131,726
Purchase of landed properties:				
- Residential	**6,764,056**	7,082,372	**6,764,056**	6,597,801
- Non-residential	**726,618**	709,076	**726,618**	600,989
- Less Islamic loans sold to Cagamas	**(477,300)**	(114,380)	**(477,300)**	(114,380)
General commerce	**1,503,183**	563,980	**1,503,183**	555,101
Transport, storage and communication	**255,945**	227,599	**255,945**	218,380
Finance, insurance and business service	**1,188,206**	1,120,366	**1,188,206**	1,115,250
Purchase of securities	**132,768**	110,545	**132,768**	70,911
Purchase of transport vehicles	**2,783,431**	2,110,705	**2,783,431**	133
- Less Islamic loans sold to Cagamas	**(270,216)**	(351,994)	**(270,216)**	—
Consumption credit	**442,060**	500,769	**442,060**	353,643
Others	**491,609**	182,704	**491,609**	176,098
	17,065,565	15,420,471	**17,065,565**	12,761,980

(iii) The maturity structure of loans and financing is as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Maturing within one year	**4,911,346**	4,025,505	**4,911,346**	3,985,115
One year to three years	**298,168**	424,220	**298,168**	240,526
Three years to five years	**1,358,110**	812,104	**1,358,110**	248,629
After five years	**10,497,941**	10,158,642	**10,497,941**	8,287,710
	17,065,565	15,420,471	**17,065,565**	12,761,980

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(d) LOANS AND FINANCING (CONT'D.)

(iv) Movements in the non-performing loans and financing (including income receivables) are as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Gross balance at beginning of year	**1,143,498**	883,642	**918,641**	697,685
Classified during the year	**1,092,450**	1,079,420	**1,002,592**	923,746
Transfer from the finance subsidiary	**—**	—	**256,222**	—
Recovered/regularised during the year	**(777,810)**	(768,563)	**(722,512)**	(684,291)
Expenses debited to customers' accounts	**2,774**	2,571	**2,774**	2,571
Amount written off	**(43,855)**	(53,572)	**(40,837)**	(21,070)
Gross balance at end of year	**1,417,057**	1,143,498	**1,416,880**	918,641
Less:				
– Specific provision	**(277,770)**	(217,866)	**(277,770)**	(121,607)
– Income-in-suspense	**(125,662)**	(87,057)	**(125,662)**	(62,363)
Net non-performing loans and financing	**1,013,625**	838,575	**1,013,448**	734,671
Gross loans and financing	**17,065,565**	15,420,471	**17,065,565**	12,761,980
Add: Loans sold to Cagamas	**747,516**	466,374	**747,516**	114,380
	17,813,081	15,886,845	**17,813,081**	12,876,360
Less:				
– Specific provision	**(277,770)**	(217,866)	**(277,770)**	(121,607)
– Income-in-suspense	**(125,662)**	(87,057)	**(125,662)**	(62,363)
Net loans and financing (including loans sold to Cagamas)	**17,409,649**	15,581,922	**17,409,649**	12,692,390
Ratio of net non-performing loans	**5.82%**	5.38%	**5.82%**	5.79%

(v) Movements in the provision for bad and doubtful debts and income-in-suspense are as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Specific provision				
Balance at beginning of year	**217,866**	172,214	**121,607**	88,756
Provision made during the year	**162,000**	268,756	**129,592**	82,842
Transfer from the finance subsidiary	**—**	—	**110,547**	—
Amount written back in respect of recoveries	**(69,882)**	(165,877)	**(54,497)**	(22,580)
Amount written off	**(36,974)**	(49,677)	**(34,238)**	(19,861)
Transfer to general provision	**—**	(2,084)	**—**	(2,084)
Transfer from/(to) specific provision for restructured/rescheduled loans and financing	**4,760**	(5,466)	**4,759**	(5,466)
Balance at end of year	**277,770**	217,866	**277,770**	121,607
General provision				
Balance at beginning of year	**534,031**	306,364	**395,910**	232,255
Provision made during the year	**75,344**	225,583	**213,465**	161,571
Transfer from specific provision	**—**	2,084	**—**	2,084
Balance at end of year	**609,375**	534,031	**609,375**	395,910
As a percentage of total loans (including Islamic loans sold to Cagamas less specific provision and income-in-suspense)	**3.50%**	3.43%	**3.50%**	3.12%

As a percentage of total risk-weighted assets for

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(d) LOANS AND FINANCING (CONT'D.)

(v) Movements in the provision for bad and doubtful debts and income-in-suspense are as follows: (Cont'd.)

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Income-in-suspense				
Balance at beginning of year	**87,057**	63,903	**62,363**	42,491
Provision made during the year	**102,914**	93,690	**95,525**	70,076
Transfer from the finance subsidiary	**—**	—	**28,298**	—
Amount written back in respect of recoveries	**(57,527)**	(59,332)	**(53,925)**	(43,771)
Transfer to income-in-suspense for restructured/rescheduled loans and financing	**—**	(8,187)	**—**	(5,224)
Amount written off	**(6,782)**	(3,017)	**(6,599)**	(1,209)
Balance at end of year	**125,662**	87,057	**125,662**	62,363

(e) DEFERRED TAX ASSETS

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
At 1 July 2004/2003	**(203,058)**	(108,106)	**(148,462)**	(76,896)
Recognised in the income statement (Note 48(o))	**(32,458)**	(92,486)	**(81,948)**	(71,566)
Transfer to provision for taxation	**—**	(2,466)	**—**	—
At 30 June 2005/2004	**(235,516)**	(203,058)	**(230,410)**	(148,462)
Presented after appropriate offsetting as follows:				
Deferred tax assets, net	**(235,516)**	(203,058)	**(230,410)**	(148,462)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net deferred tax assets shown in the balance sheet have been determined after appropriate offsetting.

The components and movements of deferred tax assets and liabilities during the financial year prior to offsetting are as follows:

Deferred Tax Assets of the Group:

	Loan Loss and Provisions and Income Suspended RM'000	Provision for Diminution in Value of Investments and Amortisation of Premiums RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2004	(151,665)	(4,480)	(46,913)	(203,058)
Recognised in the income statement	(18,961)	2,800	(16,297)	(32,458)
At 30 June 2005	**(170,626)**	**(1,680)**	**(63,210)**	**(235,516)**
At 1 July 2003	(88,127)	(5,880)	(16,565)	(110,572)
Recognised in the income statement	(63,538)	1,400	(30,348)	(92,486)
At 30 June 2004	(151,665)	(4,480)	(46,913)	(203,058)

Deferred Tax Assets of the Bank:

	Loan Loss and Provisions RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2004	(110,854)	(37,608)	(148,462)
Recognised in the income statement	(59,771)	(22,177)	(81,948)
At 30 June 2005	**(170,625)**	**(59,785)**	**(230,410)**
At 1 July 2003	(65,031)	(11,865)	(76,896)
Recognised in the income statement	(45,823)	(25,743)	(71,566)
At 30 June 2004	(110,854)	(37,608)	(148,462)

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(f) DEPOSITS FROM CUSTOMERS

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Mudharabah Fund				
Demand deposits	245	3,244	—	—
Savings deposits	—	127,798	—	—
General investment deposits	5,047,202	5,218,542	4,756,159	3,568,854
Special investment deposits	525,114	481,383	525,114	481,383
	5,572,561	5,830,967	5,281,273	4,050,237
Non-Mudharabah Fund				
Demand deposits	3,670,085	3,063,365	3,670,085	3,063,365
Savings deposits	2,264,203	1,828,129	2,264,203	1,828,129
Negotiable instruments of deposits	3,829,142	1,015,625	3,829,142	1,015,625
	9,763,430	5,907,119	9,763,430	5,907,119
	15,335,991	11,738,086	15,044,703	9,957,356

(i) The maturity structure of general and special investment deposits and negotiable instruments of deposits is as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Due within six months	6,809,296	5,355,435	6,518,253	3,849,652
Six months to one year	1,488,439	1,220,833	1,488,439	1,084,734
One year to three years	920,796	25,983	920,796	19,570
Three years to five years	182,927	113,299	182,927	111,906
	9,401,458	6,715,550	9,110,415	5,065,862

(ii) The deposits are sourced from the following customers:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Business enterprises	4,388,337	3,902,594	4,187,822	3,609,205
Individuals	3,806,650	3,322,038	3,806,650	3,111,197
Government and statutory bodies	2,536,914	2,390,260	2,536,914	1,610,998
Others	4,604,090	2,123,194	4,513,317	1,625,956
	15,335,991	11,738,086	15,044,703	9,957,356

(g) DEPOSITS AND PLACEMENTS OF BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Mudharabah Fund				
Licensed banks	1,120,122	1,600,580	1,127,200	1,601,810
Licensed finance companies	—	123,910	—	123,910
Licensed discount houses	50,500	510,151	50,500	479,250
Licensed merchant banks	—	75,630	—	74,590
Other financial institutions	29,340	200,451	7,755	4,415
	1,199,962	2,510,722	1,185,455	2,283,975
Non-Mudharabah Fund				
Licensed banks	1,821,189	1,385,304	1,821,188	1,385,304
Licensed finance companies	—	59,710	—	59,710
Licensed discount houses	29,919	219,655	29,919	219,655
Other financial institutions	89,338	52,356	89,338	52,356
	1,940,446	1,717,025	1,940,445	1,717,025
	3,140,408	4,227,747	3,125,900	4,001,000

(h) OTHER LIABILITIES

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Profit payable	43,558	36,613	43,267	29,565
Profit equalisation reserves (Note 48(i))	250,839	167,108	238,604	134,311
Due to Head Office	792,586	1,838,091	792,586	668,067
Other creditors, provisions and accruals	82,589	39,394	82,272	38,157
	1,169,572	2,081,206	1,156,729	870,100

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(i) PROFIT EQUALISATION RESERVES

The movements in PER are as follows:

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
At 1 July 2004/2003	167,108	65,549	134,311	42,372
Amount arising during the year	86,020	124,197	79,207	91,939
Transfer from the finance subsidiary	—	—	25,086	—
Amount written back	(2,289)	(22,638)	—	—
At 30 June 2005/2004	250,839	167,108	238,604	134,311

(j) PROVISION FOR TAXATION AND ZAKAT

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Taxation	170,421	137,623	164,100	95,000
Zakat	1,172	5,874	917	484
	171,593	143,497	165,017	95,484

(k) ISLAMIC BANKING CAPITAL FUND

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Funds allocated from Head Office	981,747	533,359	516,002	222,500
Statutory reserves	9,851	3,836	—	—
Retained profits	814,973	762,572	718,391	476,784
	1,806,571	1,299,767	1,234,393	699,284

(l) INCOME FROM THE OPERATIONS OF IBS

	Group		Bank	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Income derived from investment of depositors' funds	1,183,691	974,716	1,063,847	688,299
Income attributable to depositors:				
- Other customers				
Mudharabah Fund	(160,276)	(215,285)	(125,217)	(111,562)
Non-Mudharabah Fund	(171,103)	(78,886)	(171,103)	(78,886)
	(331,379)	(294,171)	(296,320)	(190,448)
- Banks and other financial institutions				
Mudharabah Fund	(35,102)	(29,511)	(33,161)	(29,392)
Non-Mudharabah Fund	(63,120)	(58,008)	(66,437)	(67,919)
	(98,222)	(87,519)	(99,598)	(97,311)
Profit equalisation reserves	(83,731)	(101,559)	(79,207)	(91,939)
Income attributable to the Group/Bank	670,359	491,467	588,722	308,601
Other IBS income	56,636	46,047	55,961	41,616
Other IBS expenses	(15,924)	(15,544)	(15,924)	(15,542)
	711,071	521,970	628,759	334,675

Details of the income derived from investment of depositors' funds and funds allocated from Head Office are as follows:

	Group		Bank	
2005	Depositors' funds RM'000	IBF RM'000	Depositors' funds RM'000	IBF RM'000
Income from financing	1,096,453	—	999,542	—
Investment income:				
- Loss from sale of dealing securities	—	—	(1,140)	—
- Gain from sale of investment securities	8,828	—	—	—
- Gross income from investment securities	64,865	—	65,196	—
	1,170,146	—	1,063,598	—
Fee income:				
- Commission	—	32,550	—	32,550
- Service charges and fees	600	22,205	191	22,205
- Other fee income	58	1,297	58	1,206
- Other non-operating income	12,887	584	—	—
	1,183,691	56,636	1,063,847	55,961

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(l) INCOME FROM THE OPERATIONS OF IBS (CONT'D.)

2004	Group Depositors' funds RM'000	Group IBF RM'000	Bank Depositors' funds RM'000	Bank IBF RM'000
Income from financing	882,173	—	624,071	—
Investment income:				
– Loss from sale of dealing securities	(1,052)	—	(1,052)	—
– Gain from sale of investment securities	5,376	—	—	—
– Gross income from investment securities	79,327	—	64,953	—
	965,824	—	687,972	—
Fee income:				
– Commission	—	32,514	—	32,514
– Service charges and fees	662	9,101	219	9,101
– Other fee income	107	532	108	1
– Other non-operating income	8,123	3,900	—	—
	974,716	46,047	688,299	41,616

(m) LOANS AND FINANCING LOSS AND PROVISIONS

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Provision for bad and doubtful debts and financing:				
– Specific (net)	92,118	102,879	75,095	60,262
– General	75,344	225,583	213,465	161,571
Bad debts and financing:				
– Written off	17,439	893	17,340	16
– Recovered	(25,320)	(10,335)	(22,337)	(2,354)
	159,581	319,020	283,563	219,495

(n) OVERHEAD EXPENSES

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Personnel expenses*	10,664	9,009	10,213	8,067
Establishment costs	4,270	3,579	4,194	3,348
Marketing costs	1,211	1,502	1,042	999
Administration and general expenses	5,866	5,836	5,133	4,407
	22,011	19,926	20,582	16,821
Included in overhead expenses are:				
Shariah Committee Members' fee and remuneration	65	52	65	52

* Personnel expenses				
Salaries and wages	8,427	7,213	8,089	6,471
Social security cost	67	56	66	51
Pension cost – defined contribution plan	1,322	1,120	1,261	981
Other staff related expenses	848	620	797	564
	10,664	9,009	10,213	8,067

(o) TAXATION

	Group 2005 RM'000	Group 2004 RM'000	Bank 2005 RM'000	Bank 2004 RM'000
Current year's provision	178,449	135,157	164,100	95,000
Deferred tax in relation to origination and reversal of temporary differences (Note 48(e))	(32,458)	(92,486)	(81,948)	(71,566)
	145,991	42,671	82,152	23,434

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(p) COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to their customers. No material losses are anticipated as a result of these transactions.

Risk-weighted exposure of the Bank and its subsidiaries as at 30 June, are as follows:

Group	2005 Principal RM'000	2005 Credit Equivalent RM'000	2004 Principal RM'000	2004 Credit Equivalent RM'000
Direct credit substitutes	101,056	101,056	192,026	192,026
Certain transaction-related contingent items	637,123	318,562	530,932	265,466
Short-term self-liquidating trade related contingencies	174,534	34,907	218,530	43,706
Islamic housing and hire purchase loans sold to Cagamas Berhad	747,516	747,516	466,374	466,374
Irrevocable commitments to extend credit:				
– Maturity within one year	1,006,306	—	1,668,197	—
– Maturity exceeding one year	293,852	146,926	425,988	212,994
Miscellaneous	234,517	—	610,524	—
	3,194,904	1,348,967	4,112,571	1,180,566

Bank	2005 Principal RM'000	2005 Credit Equivalent RM'000	2004 Principal RM'000	2004 Credit Equivalent RM'000
Direct credit substitutes	101,056	101,056	192,026	192,026
Certain transaction-related contingent items	637,123	318,562	530,932	265,466
Short-term self-liquidating trade related contingencies	174,534	34,907	218,529	43,706
Islamic housing and hire purchase loans sold to Cagamas Berhad	747,516	747,516	114,380	114,380
Irrevocable commitments to extend credit:				
– Maturity within one year	1,006,306	—	1,668,197	—
– Maturity exceeding one year	293,852	146,926	303,652	151,826
Miscellaneous	234,517	—	610,524	—
	3,194,904	1,348,967	3,638,240	767,404

(q) CAPITAL ADEQUACY

The capital adequacy ratios of the Group and the Bank as at 30 June, are as follows:

	Group 2005	Group 2004	Bank 2005	Bank 2004
Capital ratio				
Core capital ratio	10.15%	8.01%	6.62%	5.37%
Risk-weighted capital ratio	14.08%	11.91%	10.64%	9.23%
	RM'000	RM'000	RM'000	RM'000
Tier 1 capital				
Islamic banking fund	981,747	533,359	516,002	222,500
Statutory reserves	9,851	3,836	—	—
Retained profits	814,973	762,572	718,391	476,784
Less: Deferred tax assets	(235,516)	(203,058)	(230,410)	(148,462)
Total Tier 1 capital	1,571,055	1,096,709	1,003,983	550,822
Tier 2 capital				
General provision for bad and doubtful debts and financing	609,375	534,031	609,375	395,910
Total Tier 2 capital	609,375	534,031	609,375	395,910
Capital base	2,180,430	1,630,740	1,613,358	946,732

The breakdown of risk-weighted assets for credit risk (excluding deferred tax assets) in the various categories of risk-weights are as follows:

Group	2005 Principal RM'000	2005 Risk-Weighted RM'000	2004 Principal RM'000	2004 Risk-Weighted RM'000
0%	4,090,981	—	2,874,992	—
10%	153,859	15,386	153,929	15,393
20%	2,297,067	459,413	2,714,978	542,996
50%	5,990,500	2,995,250	7,115,876	3,557,938
100%	12,005,913	12,005,913	9,573,307	9,573,307
	24,538,320	15,475,962	22,433,082	13,689,634

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(q) CAPITAL ADEQUACY (CONT'D.)

The breakdown of risk-weighted assets for credit risk (excluding deferred tax assets) in the various categories of risk-weights are as follows: (Cont'd.)

Bank	2005		2004	
	Principal RM'000	Risk-Weighted RM'000	Principal RM'000	Risk-Weighted RM'000
0%	3,818,093	—	2,735,364	—
10%	153,859	15,386	153,929	15,393
20%	1,929,653	385,931	2,068,832	413,766
50%	5,990,500	2,995,250	6,584,418	3,292,209
100%	11,753,928	11,753,928	6,528,856	6,528,856
	23,646,033	15,150,495	18,071,399	10,250,224

(r) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The estimated fair values of those on-balance sheet financial assets and financial liabilities as at the balance sheet date approximate their carrying amounts as shown in the balance sheets, except for the following financial assets and liabilities:

	2005		2004	
Group	Carrying Value RM'000	Fair Value RM'000	Carrying Value RM'000	Fair Value RM'000
Financial assets				
Investment securities	3,401,307	3,422,396	3,111,229	3,132,084
Loans and financing*	16,662,133	16,548,775	15,115,548	15,378,915
Financial liabilities				
Deposits from customers	15,335,991	15,345,571	11,738,086	11,741,468
Bank				
Financial assets				
Investment securities	3,019,940	3,031,871	2,051,061	2,051,449
Loans and financing*	16,662,133	16,548,775	12,578,010	12,814,780
Financial liabilities				
Deposits from customers	15,044,703	15,054,282	9,957,356	9,959,590

* The general provisions for the Group and the Bank amounting to RM609,375,000 (2004: RM543,031,000) and RM609,375,000 (2004: RM395,910,000) respectively have been added back to arrive at the carrying value of the loans and financing.

The methods and assumptions used to estimate the fair values of the financial assets and financial liabilities of IBS operations are as stated in Note 42.

(s) SHARIAH COMMITTEE

The operations of IBS is governed by Section 124(3) of the Banking and Financial Institutions Act 1989 ("the Act"), which stipulates that "any license institution carrying on Islamic financial business, in addition to its existing licensed business may, from time to time seek the advice of the Shariah Advisory Council (SAC) established under subsection (7) of the Act, on the operations of its business in order to ensure that it does not involve any element which is not approved by the Religion of Islam" and Section IV of BNM's "Guidelines on the Governance of Shariah Committee for The Islamic Financial Institutions" known as BNM/GPS 1, stipulates that "Every Islamic institution is required to establish a Shariah Committee".

Based on the above, the duties and responsibilities of the Group's Shariah Committee are to advise on the overall Islamic Banking operations of the Group's business in order to ensure compliance with the Shariah requirements.

The roles of Shariah Committee in monitoring the Group's activities include:

(a) To advise the Board on Shariah matters in its business operations.

(b) To endorse Shariah Compliance Manuals.

(c) To endorse and validate relevant documentations.

(d) To assist related parties on Shariah matters for advice upon request.

(e) To advise on matters to be referred to the SAC.

(f) To provide written Shariah opinion.

The Shariah Committee at the group level has three members. All of them are also members of Shariah Committee of Mayban Takaful Berhad.

(u) ALLOCATION OF INCOME

The policy of allocation of income to the various types of deposits and investments is subject to "The Framework on Rate of Return" issued by Bank Negara Malaysia in October 2001. The objective is to set the minimum standard and terms of reference for the Islamic banking institutions in calculating and deriving the rate of return for the depositors.

49. LIFE, GENERAL TAKAFUL AND FAMILY TAKAFUL FUNDS' BALANCE SHEET AS AT 30 JUNE 2005

	Group	
	2005 RM'000	2004 RM'000
ASSETS		
Property, plant and equipment	7,307	11,090
Investments	2,176,628	1,532,569
Loans, advances and financing	59,319	46,117
Receivables	47,104	32,748
Cash and bank balances	12,359	4,044
Investment-linked business assets	1,297,939	993,892
Total life, general takaful and family takaful business assets	3,600,656	2,620,460
LIABILITIES		
Other liabilities	102,726	88,106
Investment-linked business liabilities	17,780	13,385
Total life, general takaful and family takaful business liabilities	120,506	101,491
Life, general takaful and family takaful policyholders' funds	3,480,150	2,518,969
	3,600,656	2,620,460

(i) The operating revenue generated from the life insurance, general takaful and family takaful businesses of the Group for the financial year amounted to approximately RM1,242,352,000 (2004: RM1,129,906,000).

(ii) The estimated fair values of financial assets and financial liabilities of the life, general takaful and family takaful funds as at the balance sheet date approximate their carrying amounts as shown in the balance sheets, except for the following financial assets and liabilities:

	2005		2004	
Group	Carrying Value RM'000	Fair Value RM'000	Carrying Value RM'000	Fair Value RM'000
Investments	2,176,628	2,240,975	1,532,569	1,532,569

The methods and assumptions used to estimate the fair values of the financial assets and financial liabilities of the life, general takaful and family takaful funds are as stated in Note 42.

50. COMPARATIVES

The presentation and classification of items in the current year's financial statements have been consistent with the previous financial year except that certain comparatives amounts which have been adjusted to conform with current year's presentation.

	As Previously Stated RM'000	Adjustments RM'000	As Restated RM'000
Group – 2004			
Balance Sheet:			
Investment securities	28,703,420	1,142	28,704,562
Loans, advances and financing	109,070,491	223,859	109,294,350
Other assets	2,076,427	(225,001)	1,851,426
Income Statement:			
Interest income	7,336,284	(98,845)	7,237,439
Interest expense	3,217,078	(119,569)	3,097,509
Non-interest income	1,800,718	(20,724)	1,779,994
Overhead expenses	2,591,288	905	2,592,193
Loan and financing loss and provisions	495,362	(905)	494,457
Bank – 2004			
Income Statement:			
Interest income	5,396,471	(98,845)	5,297,626
Interest expense	2,401,199	(119,569)	2,281,630
Non-interest income	1,977,649	(20,724)	1,956,925
Overhead expenses	1,986,225	(1,655)	1,984,570
Loan and financing loss and provisions	437,996	1,655	439,651

51. CURRENCY

All amounts are in Ringgit Malaysia unless otherwise stated.



Maybank

ANNUAL REPORT 2005



THE BANK WHO KNOWS YOU BETTER



CORPORATE VISION

TO BECOME FIRST CHOICE FINANCIAL PARTNER IN THE TARGET MARKETS AND COUNTRIES WE SERVE.



CORE VALUES

We serve our customers by:

- Enriching their experiences with us
- Developing long term and mutually beneficial relationships with them
- Placing a high value on their privacy and financial security

We value our people who are:

- Committed to excellence in everything they do
- Team players working together based on mutual respect, leadership by example and dignity in their dealings with everyone

We are known as an organisation that:

- Consistently provides our shareholders with superior returns
- Focuses on sustainable and superior growth guided by sound financial discipline

45th ANNUAL GENERAL MEETING

DATE:
8 OCTOBER 2005, SATURDAY

TIME:
11.30 A.M.

VENUE:
MAHKOTA II, BALLROOM LEVEL
HOTEL ISTANA
73, JALAN RAJA CHULAN
50200 KUALA LUMPUR



CORPORATE INFORMATION

CHAIRMAN
Tan Sri Mohamed Basir bin Ahmad
- P.S.M., J.S.M., D.P.C.M.

VICE CHAIRMAN
Dato' Richard Ho Ung Hun - D.P.M.P.

PRESIDENT AND CEO
Datuk Amirsham A Aziz - P.J.N.

DEPUTY PRESIDENTS
Dato' Mohammed Hussein - D.J.M.K.
Md Agil bin Mohd Natt

MEMBERS
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali - P.J.K., P.P.T., K.M.N., S.M.P., J.M.N., D.P.S.K., D.I.M.P., D.P.J., P.S.M., S.J.J., S.P.N.S.
Mohammad bin Abdullah
Haji Mohd Hashir bin Haji Abdullah
- J.M.N., S.M.S., P.P.T.
Teh Soon Poh
Datuk Abdul Rahman bin Mohd Ramli
- P.J.N.
Tan Sri Dato' Megat Zaharuddin bin Megat Mohd Nor - D.P.C.M., P.J.N., P.S.M.
Datuk Zainun Aishah binti Ahmad (appointed on 13 July 2005)
- P.J.N., J.S.M., D.D.M.P., P.M.P, K.M.N.

COMPANY SECRETARY
Mahiram Husin

REGISTERED OFFICE
14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur, Malaysia

Telephone	: (6)03-20708833
Telex	: MA 30438
Facsimile	: (6)03-20702611
Cable	: MAYBANK
SWIFT	: MBBEMYKLA
Website	: http://www.maybank2u.com
E-Mail	: publicaffairs@maybank.com.my

REGISTRAR
Maybank
14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur, Malaysia

LISTED ON
Main Board of Bursa Malaysia on 17 February 1962

COMPANY SECRETARY
Mahiram Husin
155, Jalan BK 4/2, Bandar Kinrara
58200 Kuala Lumpur

AUDITORS

CONTENTS



page24



STATEMENT ON CORPORATE GOVERNANCE

Maybank Group recognises that good corporate governance practices form the cornerstone of an effective and responsible organisation. To promote and nurture the highest standards of corporate governance within the Maybank Group, the Board of Directors has put in place a framework designed to build a sustainable financial performance and at the same time, ensure that there is sufficient and credible transparency, integrity and accountability in its operations.



page27

STATEMENT ON INTERNAL CONTROL

The Board acknowledges their overall responsibility for the Group's internal control environment and its effectiveness. It is of the view that the internal control framework is designed to manage rather than eliminate the risk of failure to achieve the policies, goals and objectives of the Group.



CODE OF ETHICS AND CONDUCT

Maybank, as a custodian of public funds, has a responsibility to safeguard its integrity and credibility. It is on this understanding that the organisation sets out clearly the code of ethics and conduct for its staff.

Notice of 45th Annual GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 45TH ANNUAL GENERAL MEETING (AGM) OF THE SHAREHOLDERS OF MALAYAN BANKING BERHAD (3813-K) (MAYBANK) WILL BE HELD AT MAHKOTA II, BALLROOM LEVEL, HOTEL ISTANA, 73, JALAN RAJA CHULAN, 50200 KUALA LUMPUR ON SATURDAY, 8 OCTOBER 2005 AT 11.30 A.M. FOR THE PURPOSE OF TRANSACTING THE FOLLOWING BUSINESS:-

AS ORDINARY BUSINESS

1. To receive the Reports of the Directors and Auditors and the Audited Financial Statements for the financial year ended 30 June 2005. **Resolution 1**

2. To declare a final dividend of 25 sen per share less 28% income tax and a special dividend of 35 sen per share less 28% income tax for the financial year ended 30 June 2005 as recommended by the Board. **Resolution 2**

3. To re-elect the following directors who are retiring by rotation in accordance with Articles 96 and 97 of the Articles of Association of Maybank (the Company) and being eligible have offered themselves for re-election:-
   (i) Tan Sri Mohamed Basir bin Ahmad; **Resolution 3**
   (ii) Mohammad bin Abdullah; and **Resolution 4**
   (iii) Datuk Abdul Rahman bin Mohd Ramli **Resolution 5**

4. To re-elect the following director who is retiring in accordance with Article 100 of the Articles of Association of Maybank and being eligible has offered herself for re-election:-
   (i) Datuk Zainun Aishah binti Ahmad **Resolution 6**

5. To consider and if thought fit, pass the following Resolution in accordance with Section 129(6) of the Companies Act, 1965:-
   "That the following directors retiring in accordance with Section 129 of the Companies Act, 1965 be and are hereby re-appointed as directors of the Company to hold office until the next AGM:-
   (i) Dato' Richard Ho Ung Hun; and **Resolution 7**
   (ii) Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali." **Resolution 8**

6. To approve the directors' fees of RM734,386.31 in respect of the financial year ended 30 June 2005. **Resolution 9**

7. To re-appoint Messrs. Ernst & Young as Auditors of Maybank to hold office until the conclusion of the next AGM in the year 2006 and to authorise the Board to fix their remuneration. **Resolution 10**

AS SPECIAL BUSINESS

8. To consider and if thought fit, to pass the following Ordinary Resolution:-
   "That pursuant to Section 132D of the Companies Act, 1965, the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next AGM and upon such terms and conditions and for such purposes and to such person or persons as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed 10 per centum (10%) of the issued share capital of the Company for the time being, subject always to the approvals of all the relevant regulatory authorities being obtained for such issue and allotment." **Resolution 11**

NOTICE OF DIVIDEND ENTITLEMENT AND CLOSURE OF BOOKS

NOTICE IS HEREBY GIVEN that subject to the approval of the shareholders at the AGM to be held on 8 October 2005, a final dividend of 25 sen per share less 28% income tax and a special dividend of 35 sen per share less 28% income tax for the financial year ended 30 June 2005 will be paid on 23 November 2005 to shareholders registered in the Register of Members at the close of business on 9 November 2005.

NOTICE IS HEREBY GIVEN that the Register of Members will be closed from 10 November 2005 to 11 November 2005, for the determination of shareholders' entitlements to the final dividend.

A depositor shall qualify for the entitlements to the final dividend only in respect of:-

a. Shares deposited into the Depositors' Securities Accounts before 12.30 p.m. on 7 November 2005 (in respect of shares exempted from mandatory deposit).
b. Shares transferred to the Depositors' Securities Accounts in respect of ordinary transfers before 4.00 p.m. on 9 November 2005.
c. Shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

By Order of the Board,



MAHIRAM HUSIN
LS007885
Company Secretary

Kuala Lumpur
16 September 2005

NOTES

1. The right of foreigners to vote in respect of securities is subject to Section 41(2) of the Securities Industry (Central Depositories) Act, 1991, the Securities Industry (Central Depositories) (Foreign Ownership) Regulations, 1996 and the Articles of Maybank.

2. A member entitled to attend and vote at the 45th AGM is entitled to appoint a proxy to attend and on a show of hands or on a poll, to vote instead of him. A proxy shall be a member of the Company, an Advocate, an approved company Auditor or a person approved by the Companies Commission of Malaysia.

3. Form of Proxy of a corporation shall be given under its Common Seal.

4. Duly completed Form of Proxy must be deposited at 14th Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, by 6 October 2005 at 11.30 a.m.

5. For a Form of Proxy executed outside Malaysia, the signature must be attested by a Solicitor, Notary Public, Consul or Magistrate.

6. For scripless shareholders, only members registered in the record of Depositors on or before 12.30 p.m. on 5 October 2005 shall be eligible to attend the AGM.

7. **EXPLANATORY NOTE ON SPECIAL BUSINESS**
   The proposed Ordinary Resolution 11 if passed, is to give the directors of the company flexibility to issue and allot shares for such purposes as the directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting. This authority will expire at the next AGM of the Company.

8. **Bursa Malaysia Securities Berhad's Listing Requirements**
   Pursuant to Paragraph 8.28(2) of the Bursa Malaysia Securities Berhad's Listing Requirements, appended hereunder are:-
   8.1 Details of directors standing for re-election as in Agenda 3, 4 and 5 of the Notice of the AGM are set out in the Directors' Profile appearing in the Annual Report.
   8.2 For the financial year ended 30 June 2005, a total of 17 meetings were held. Details of attendance at Board Meetings held in the financial year ended 30 June 2005 being as follows:-

Name of Director	No. of Meetings Attended
Tan Sri Mohamed Basir bin Ahmad	14/17
Dato' Richard Ho Ung Hun	16/17
Datuk Amirsham A Aziz	16/17
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	15/17
Mohammad bin Abdullah	13/17
Haji Mohd Hashir bin Haji Abdullah	17/17
Teh Soon Poh	16/17
Datuk Abdul Rahman bin Mohd Ramli	17/17
Dato' Mohammed Hussein	15/17
Tan Sri Dato' Megat Zaharuddin bin Megat Mohd Nor	17/17
Md Agil bin Mohd Natt (Appointed with effect from 4.9.2004)	13/14
Hooi Lai Hoong (Retired with effect from 3.9.2004)	2/3

8.3 The dates, time and place of the meetings held:-

Meeting Dates	Time	Place
22.7.2004	2.30 p.m.	Kuala Lumpur
27.8.2004	2.30 p.m.	Kuala Lumpur
30.8.2004	2.30 p.m.	Kuala Lumpur
24.9.2004	9.00 a.m.	Johor Bahru
4.10.2004	2.30 p.m.	Kuala Lumpur
29.10.2004	9.00 a.m.	Kuala Lumpur
8.11.2004	4.30 p.m.	Kuala Lumpur
25.11.2004	10.00 a.m.	Kuala Lumpur
17.12.2004	2.45 p.m.	Singapore
27.1.2005	10.00 a.m.	Kuala Lumpur
18.2.2005	4.30 p.m.	Kuala Lumpur
25.2.2005	9.30 a.m.	Kuala Lumpur
24.3.2005	10.00 a.m.	Kuala Lumpur
29.4.2005	9.30 a.m.	Manila, Philippines
10.5.2005	4.00 p.m.	Kuala Lumpur
31.5.2005	2.30 p.m.	Kuala Lumpur
30.6.2005	10.00 a.m.	Kuala Lumpur

FINANCIAL HIGHLIGHTS

	Group 2005	Group 2004	Bank 2005	Bank 2004
PROFITABILITY (RM Million)				
Operating revenue	**11,216**	10,404	**12,619**	8,302
Operating profit	**4,319**	3,851	**6,614**	3,321
Profit before taxation	**3,494**	3,359	**5,318**	2,883
Profit after taxation and minority interests	**2,502**	2,425	**3,810**	2,092
KEY BALANCE SHEET DATA (RM Million)				
Total assets	**191,895**	179,507	**175,434**	143,551
Dealing and investment securities	**28,261**	29,003	**22,128**	22,864
Loans, advances and financing*	**119,594**	109,070	**115,482**	86,718
Total liabilities	**175,042**	164,445	**160,255**	131,452
Deposits from customers	**131,068**	123,366	**118,276**	96,869
Commitments and contingencies	**109,452**	92,377	**107,616**	86,909
Paid-up capital	**3,721**	3,600	**3,721**	3,600
Shareholders' equity	**16,401**	14,623	**15,179**	12,099
SHARE INFORMATION				
Per share (sen)				
Basic earnings	**68.4**	67.3	**104.1**	58.1
Diluted earnings	**67.6**	67.3	**102.8**	58.1
Gross dividend	**102.5**	60.0	**102.5**	60.0
Net tangible assets	**440.8**	406.2	**407.9**	336.1
FINANCIAL RATIOS (%)				
Profitability Ratios				
Net interest margin on average interest-earning assets	**2.9**	2.9	**3.0**	2.6
Net interest on average risk-weighted assets	**3.3**	3.8	**3.4**	3.5
Net return on average shareholders' funds	**16.1**	17.0	**27.9**	17.9
Net return on average assets	**1.3**	1.4	**2.4**	1.5
Net return on average risk-weighted assets	**1.9**	2.0	**3.4**	2.3
Cost to income ratio	**39.4**	40.2	**26.8**	37.4
Capital Adequacy Ratios (%) (after deducting proposed final dividend)				
Based on credit risk:				
Core capital ratio	**10.5**	10.3	**10.0**	10.8
Risk-weighted capital ratio	**14.2**	15.1	**12.8**	14.0
Based on credit and market risk:				
Core capital ratio	**10.3**	**	**9.8**	**
Risk-weighted capital ratio	**13.8**	**	**12.6**	**
Asset Quality Ratios				
Net non-performing loans ratio (3 month classification) (%)*	**4.9**	6.0	**4.8**	6.0
Loan loss coverage (%)*	**70.7**	74.4	**69.9**	71.6
Gross loan to deposit ratio (%)*	**97.2**	96.0	**103.8**	96.5
Deposits to shareholders' funds (times)	**8.0**	8.4	**7.8**	8.0
Valuations on Share				
Gross dividend yield (%)	**9.4**	5.9	**—**	—
Dividend payout ratio (%)	**112.7**	64.2	**—**	—
Price to earnings multiple (times)	**15.9**	15.0	**—**	—
Price to book multiple (times)	**2.5**	2.5	**—**	—

* Comparative figures were reclassified to conform with current year presentation.
** The Bank Negara Malaysia Guidelines on Market Risk Capital Adequacy Framework are effective from 1 April 2005.

SEGMENT INFORMATION
ANALYSIS BY ACTIVITY

		2005	2004
REVENUE (RM'000)			
1	Banking and Finance	**10,366,214**	9,629,852
2	Investment Banking	**518,973**	454,125
3	Insurance and Takaful	**269,555**	247,931
4	Others	**61,145**	72,388
		11,215,887	10,404,296
PROFIT BEFORE TAXATION (RM'000)			
1	Banking and Finance	**3,204,984**	3,000,680
2	Investment Banking	**132,924**	207,805
3	Insurance and Takaful	**122,450**	94,416
4	Others	**34,134**	55,696
		3,494,492	3,358,597
TOTAL ASSETS EMPLOYED (RM'000)			
1	Banking and Finance	**177,473,628**	168,395,558
2	Investment Banking	**9,792,587**	7,605,881
3	Insurance and Takaful	**4,465,201**	3,336,119



REVENUE
(RM'000)
12,500
10,000
7,500
5,000
2,500
0
04 05 04 05 04 05 04 05
2004 2005
Banking and Finance 9,629,852 10,366,214
Investment Banking 454,125 518,973
Insurance and Takaful 247,931 269,555
Others 72,388 61,145



PROFIT BEFORE TAXATION
(RM'000)
3,500
2,800
2,100
1,400
700
0
04 05 04 05 04 05 04 05
2004 2005
Banking and Finance 3,000,680 3,204,984
Investment Banking 207,805 132,924
Insurance and Takaful 94,416 122,450
Others 55,696 34,134



TOTAL ASSETS EMPLOYED
(RM'000)
200,000
160,000
120,000
80,000
40,000
0
04 05 04 05 04 05 04 05
2004 2005
Banking and Finance 168,395,558 177,473,628
Investment Banking 7,605,881 9,792,587
Insurance and Takaful 3,336,119 4,465,201

SEGMENT INFORMATION
ANALYSIS BY GEOGRAPHICAL LOCATION

		2005	2004
REVENUE (RM'000)			
1	Malaysia	**9,725,402**	9,167,354
2	Singapore	**914,738**	754,514
3	Other Locations	**575,747**	482,428
		11,215,887	10,404,296
PROFIT BEFORE TAXATION (RM'000)			
1	Malaysia	**3,209,085**	3,137,461
2	Singapore	**187,422**	142,510
3	Other Locations	**97,985**	78,626
		3,494,492	3,358,597
TOTAL ASSETS EMPLOYED (RM'000)			
1	Malaysia	**160,440,734**	154,300,974
2	Singapore	**21,932,831**	17,558,393
3	Other Locations	**9,521,695**	7,648,060
		191,895,260	179,507,427


REVENUE
(RM'000)
10,000
8,000
6,000
4,000
2,000
0
04 05
04 05
04 05

	2004	2005
Malaysia	9,167,354	**9,725,402**
Singapore	754,514	**914,738**
Other Location	482,428	**575,747**


PROFIT BEFORE TAXATION
(RM'000)
4,000
3,200
2,400
1,600
800
0
04 05
04 05
04 05

	2004	2005
Malaysia	3,137,461	**3,209,085**
Singapore	142,510	**187,422**
Other Location	78,626	**97,985**


TOTAL ASSETS EMPLOYED
(RM'000)
175,000
140,000
105,000
70,000
3,500
0
04 05
04 05
04 05

	2004	2005
Malaysia	154,300,974	**160,440,734**
Singapore	17,558,393	**21,932,831**
Other Location	7,648,060	**9,521,695**

FINANCIAL Calendar

20.7.2004
Notice of the Extraordinary General Meeting

11.8.2004
Extraordinary General Meeting

11.8.2004
Announcement to Bursa Malaysia that all resolutions on the proposed ESOS at the Extraordinary General Meeting had been approved by the shareholders

30.8.2004
Announcement of the audited results of Maybank and of the Group and announcement of the final dividend for the year ended 30.6.2004

20.9.2004
Notice of the 44th AGM, Notice of Dividend Payment and Book Closure and issuance of annual report for the financial year ended 30.6.2004

11.10.2004
44th Annual General Meeting

15 and 16.10.2004
Book closure for determining the entitlement for the final

27.10.2004
Date of payment of the final dividend of 25 sen per share (less 28% Malaysian Income Tax) in respect of the financial year ended 30.6.2004

8.11.2004
Announcement of the unaudited results of Maybank and of the Group for the first quarter of the financial year ending 30.6.2005

18.2.2005
Announcement of the audited results of Maybank and of the Group and announcement of the interim and special dividend for the half year of the financial year ended 31.12.2004

19 and 20.3.2005
Book closure for determining the entitlement of the dividend

31.3.2005
Date of payment of the interim dividend of 25 sen per share (less 28% Malaysian Income Tax), special dividend of 10 sen per share (less 28% Malaysian Income Tax) and special dividend of 7.5 sen per share (tax exempt) in respect of the financial year ended 30.6.2005

10.5.2005
Announcement of the unaudited results of Maybank and of the

26.8.2005
Announcement of the audited results of Maybank and of the Group and announcement of the final and special dividend for the year ended 30.6.2005

16.9.2005
Notice of the 45th Annual General Meeting, Notice of Dividend Payment and Book Closure and issuance of annual report for the financial year ended 30.6.2005

Notice of Extraordinary General Meeting

8.10.2005
45th Annual General Meeting

Extraordinary General Meeting

10 and 11.11.2005
Book closure for determining the entitlement of the dividend

23.11.2005
Date of payment of the final dividend of 25 sen per share (less 28% Malaysian Income Tax) and a special dividend of 35 sen per share (less 28% Malaysian Income Tax) in respect of the financial year ended 30.6.2005

Your Support means the World to us


2005
asia money awards
BEST DOMESTIC BANKS
Best Domestic Commercial Bank in Malaysia


2005
asia money polls
CASH MANAGEMENT POLL
Best Domestic Bank for Local Currency Cash Management Services - Malaysia


2005
asia money polls
CASH MANAGEMENT POLL
Best Local Cash Management Bank in Malaysia

On these shores and beyond, your long-standing support and loyalty has built our stature as a financial leader.

As we receive these awards, given in recognition of our performance by our peers and the industry, we would like to dedicate them to you, our customers and staff.

After all, sharing our success is the best way to tell you how important you are to us.


Maybank

who knows you better

5 YEAR GROUP FINANCIAL SUMMARY

Year ended 30 June	2005	2004	2003	2002	2001
OPERATING RESULTS (RM Million)					
Operating profit	**4,319**	3,851	3,532	3,731	3,475
Profit before taxation	**3,494**	3,359	2,620	2,354	1,121
Profit after taxation and minority interests	**2,502**	2,425	1,996	1,659	819
KEY BALANCE SHEET DATA (RM Million)					
Total assets	**191,895**	179,507	160,955	150,656	147,348
Loans, advances and financing*	**119,594**	109,294	102,606	95,529	98,156
Total liabilities	**175,042**	164,445	147,070	137,641	135,976
Deposits from customers	**131,068**	123,366	109,535	102,592	97,076
Commitments and contingencies	**109,452**	92,377	78,527	71,057	72,425
Paid-up capital	**3,721**	3,600	3,589	3,550	2,352
Shareholders' equity	**16,401**	14,623	13,485	12,658	11,052
SHARE INFORMATION					
Per share (sen)					
Basic earnings	**68.4**	67.3	55.9	46.7	23.1
Diluted earnings	**67.6**	67.3	55.9	46.4	23.0
Gross dividend	**102.5**	60.0	52.0	12.0	12.0
Net tangible assets	**452.9**	406.2	375.7	356.6	469.9
Share price as at 30 June (RM)	**10.90**	10.10	8.60	8.80	6.90
Market capitalisation (RM Million)	**40,559**	36,360	30,865	31,240	16,088
FINANCIAL RATIOS (%)					
Profitability Ratios/Market Share					
Net interest margin on average interest-earning assets	**2.9**	2.9	3.0	3.1	3.3
Net interest on average risk-weighted assets	**3.3**	3.8	3.7	3.9	4.2
Net return on average shareholders' funds	**16.1**	17.3	15.3	14.0	7.3
Net return on average assets	**1.3**	1.4	1.3	1.1	0.6
Net return on average risk-weighted assets	**1.9**	2.0	1.7	1.5	0.8
Cost income ratio	**39.4**	40.2	39.9	36.9	37.7
Gross loan to deposit ratio*	**97.2**	96.0	102.7	102.6	112.4
Net non-performing loans ratio (3-month classification)*	**4.9**	6.0	6.2	7.2	7.8
Domestic market share in:					
Loans, advances and financing	**20.4**	20.6	21.1	20.8	22.6
Deposits from customers – Savings Account	**29.1**	29.8	30.3	30.7	31.8
Deposits from customers – Current Account	**22.4**	22.7	23.2	22.8	23.0
Capital Adequacy Ratios (%) (after deducting proposed final dividend)					
Based on credit risk:					
Core capital ratio	**10.5**	10.3	10.2	10.3	9.1
Risk-weighted capital ratio	**14.2**	15.1	15.3	15.6	13.0
Based on credit and market risk:					
Core capital ratio	**10.3**	**	**	**	**
Risk-weighted capital ratio	**13.8**	**	**	**	**
Valuations on Share					
Gross dividend yield (%)	**9.4**	5.9	6.0	1.4	1.7
Dividend payout ratio (%)	**112.7**	64.2	79.7	18.5	24.9
Price to earnings multiple (times)	**15.9**	15.0	15.4	18.8	29.9

* Comparative figures were reclassified to conform with current year presentation.

** The Bank Negara Malaysia Guidelines on Market Risk Capital Adequacy Framework are effective from 1 April 2005.


OPERATING PROFIT
RM Million
5,000
4,000
3,000
2,000
1,000
0
05 04 03 02 01
2005 4,319
2004 3,851
2003 3,532
2002 3,731
2001 3,475


PROFIT BEFORE TAXATION
RM Million
4,000
3,200
2,400
1,600
800
0
05 04 03 02 01
2005 3,494
2004 3,359
2003 2,620
2002 2,354
2001 1,121


TOTAL ASSETS AND LOANS, ADVANCES AND FINANCING
RM Million
200,000
160,000
120,000
80,000
40,000
0
05 04 03 02 01
Total assets Loan and advances
2005 191,895 119,594
2004 179,507 109,294
2003 160,955 102,606
2002 150,656 95,529
2001 147,348 98,156


SHAREHOLDERS' EQUITY
RM Million
20,000
16,000
12,000
8,000
4,000
0
05 04 03 02 01
2005 16,401
2004 14,623
2003 13,485
2002 12,658

BOARD OF DIRECTORS

from left to right:
TEH SOON POH
HAJI MOHD HASHIR BIN HAJI ABDULLAH
MOHAMMAD BIN ABDULLAH

from left to right:
RAJA TAN SRI MUHAMMAD ALIAS BIN RAJA MUHD. ALI
AGIL NATT
Deputy President



TAN SRI MOHAMED BASIR BIN AHMAD
Chairman


from left to right:
DATUK ZAINUN AISHAH BINTI AHMAD
TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD NOR
DATUK ABDUL RAHMAN BIN MOHD RAMLI
from left to right:
DATUK AMIRSHAM A AZIZ
President and CEO
DATO' MOHAMMED HUSSEIN
Deputy President
DATO' RICHARD HO UNG HUN
Vice Chairman

PROFILE OF DIRECTORS

TAN SRI MOHAMED BASIR bin Ahmad

CHAIRMAN

NON-INDEPENDENT NON-EXECUTIVE DIRECTOR

(67 years of age – Malaysian) B.A., AMP (Harvard) D. Com Sc (Hon)



He worked with Bank Negara Malaysia from 1965 and retired in 1993 as Advisor. He is a Fellow member of the Malaysian Institute of Bankers since 1980.

Appointed as a director of Maybank on 19 August 1993 and as Chairman of Maybank on 9 October 1993. He serves as Chairman of the Strategic Planning and Credit Review Committees of the Board.

Current directorships in public companies include Mayban Fortis Holdings Berhad, Aseambankers Malaysia Berhad, Mayban Allied Berhad, Mayban Takaful Berhad, PT Bank Maybank Indocorp, Maybank Philippines Incorporated and PhileoAllied Securities (Philippines) Incorporated.

Attended 14 out of the 17 Board Meetings held in the financial year. No family relationship with any director and is a nominee of the major shareholder of Maybank. There is no conflict of interest with Maybank and has never been charged for any offence.

DATO' RICHARD Ho Ung Hun

VICE CHAIRMAN

INDEPENDENT NON-EXECUTIVE DIRECTOR

(78 years of age – Malaysian) Barrister at Law (Lincoln's Inn)

He was a Member of Parliament from 1969 to 1982. He was appointed as Deputy Minister of Road Transport in 1974 and was subsequently appointed as Deputy Minister of Finance in 1976. In 1978, he was appointed as Minister without Portfolio in the Prime Minister's Department and subsequently as the then Minister of Labour and Manpower in the same year.

Appointed Vice Chairman of Maybank on 27 January 1983. He serves as Chairman of the Employee Share Option Scheme and a member of the Credit Review Committees of the Board.

Current directorships in public companies include Aseambankers Malaysia Berhad, Aseamlease Berhad, Mayban Trustees Berhad, Mayban International Trust (Labuan) Berhad, Mayban Unit Trust Berhad, Maybank International (L) Ltd and Mayban Trust (Labuan) Ltd.

Attended 16 out of the 17 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. Has a Tenancy Agreement with Maybank on the rental of a four-storey shophouse used as branch premises. There is no conflict of interest with Maybank and has never been charged for any offence.



DATUK AMIRSHAM A Aziz

PRESIDENT AND CEO

NON-INDEPENDENT EXECUTIVE DIRECTOR

(54 years of age – Malaysian) B.Econs (Hons), Member of MICPA

President and CEO of Maybank Group. He joined the Maybank Group in 1977 and has worked in various capacities within the Group.

Appointed as executive director of Maybank on 18 August 1993 and as Managing Director of Maybank on 1 May 1994. He serves as a member of the Strategic Planning and Nomination Committees of the Board. He is the Chairman of the Group Management Committee.

Current directorships in public companies include Aseambankers Malaysia Berhad, Mayban Fortis Holdings Berhad, Credit Guarantee Corporation Malaysia Berhad, Cagamas Berhad, Perbadanan Usahawan Nasional Berhad and AFC Merchant Bank Limited.

He is the Chairman/Director of Malaysian Electronic Payment System (1997) Sdn Berhad, a Council Member of the Association of Banks in Malaysia, Vice Chairman of the Institute of Bankers Malaysia, a director of Islamic Banking and Finance Institute and Asian Pacific Bankers Club. He is also a member of the Advisory Board of the Pacific Rim Bankers Program.

Attended 16 out of the 17 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. There is no conflict of interest with Maybank and has never been charged for any offence.



DATO' MOHAMMED Hussein

DEPUTY PRESIDENT

NON-INDEPENDENT EXECUTIVE DIRECTOR

(54 years of age – Malaysian) Bachelor of Commerce (Accounting), AMP (Harvard)

Deputy President of Maybank. He joined the Maybank Group in 1977 and has worked in various capacities within the Group, including as Managing Director of Aseambankers Malaysia Berhad, the Investment Banking arm of the Group.



Appointed as an executive director of Maybank on 1 November 2000. He serves as a member of the Strategic Planning Committee of the Board.

Current directorships in public companies include Mayban Allied Berhad, Aseambankers Malaysia Berhad, Pelaburan Hartanah Nasional Berhad, PT Bank Maybank Indocorp and Financial Park (Labuan) Berhad.

Attended 15 out of the 17 Board Meetings held during the financial year. No family relationship with any director and/or major shareholder of Maybank. There is no conflict of interest with Maybank and has never been

PROFILE OF DIRECTORS

AGIL Natt
DEPUTY PRESIDENT
NON-INDEPENDENT EXECUTIVE DIRECTOR
(53 years of age – Malaysian)
B.Sc Econ (Hons), Master of Science in Finance, AMP (Harvard)

Deputy President of Maybank. He joined the Maybank Group in 1995.



Appointed as an executive director of Maybank on 4 September 2004. He serves as a member of the Strategic Planning Committee of the Board.

Current directorships in public companies include Mayban Discount Berhad, Mayban Unit Trust Berhad and Mayban General Assurance Berhad. He is currently the Chairman of the Advisory Council of the International Centre for Leadership in Finance (ICLIF).

Since his appointment as a director, he attended 13 out of the 14 Board Meetings held during the financial year. No family relationship with any director and/or major shareholder of Maybank. There is no conflict of interest with Maybank and has never been charged for any offence. E

RAJA TAN SRI MUHAMMAD ALIAS bin Raja Muhd. Ali
MEMBER
INDEPENDENT NON-EXECUTIVE DIRECTOR
(73 years of age – Malaysian)
B.A (Hons), AMP (Harvard), D.Sc. (Hon), D.Econ. (Hon)



Appointed as a director of Maybank on 17 March 1978. He serves as Chairman of the Risk Management and Nomination Committees of the Board. He also serves as a member of the Remuneration and Establishment, Employee Share Option Scheme and Strategic Planning Committees of the Board.

Current directorships in public companies include Kuala Lumpur Kepong Berhad, Batu Kawan Berhad, Sime Darby Berhad, Kumpulan Guthrie Berhad, Mayban Fortis Holdings Berhad and Cerebos Pacific Ltd. He is also the Chairman of Highlands & Lowlands Berhad and Consolidated Plantations Berhad.

Attended 15 out of the 17 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. There is no conflict of interest with Maybank and has never been charged for any offence. E

MOHAMMAD bin Abdullah
MEMBER
INDEPENDENT NON-EXECUTIVE DIRECTOR
(64 years of age – Malaysian) Member of MICPA, Member of MIA

He was the Chairman of Coopers & Lybrand Malaysia prior to his retirement in 1995 and he is currently the Chairman of Negara Properties (M) Berhad, MNRB Holdings Berhad (formally known as Malaysian National Reinsurance Berhad), Malaysia Rating Corporation Berhad, Labuan Reinsurance (L) Limited, Malaysian Reinsurance Berhad and Mayban Discount Berhad.



Appointed as a director of Maybank on 11 January 1995. He serves as Chairman of the Remuneration and Establishment Committee and a member of the Audit, Employee Share Option Scheme, Credit Review, Nomination and Strategic Planning Committees of the Board.

Current directorships in public companies include Golden Hope Plantations Berhad, MIMOS Berhad, Maybank International (L) Ltd, Malaysian Bulk Carriers Berhad and Aseambankers Malaysia Berhad.

Attended 13 out of the 17 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. There is no conflict of interest with Maybank and has never been charged for any offence. E

HAJI MOHD HASHIR bin Haji Abdullah
MEMBER
INDEPENDENT NON-EXECUTIVE DIRECTOR
(69 years of age – Malaysian) ACA (Aust), ACIS (UK), Member of MICPA, FCMI (UK), FCIT (UK), AMP (Harvard)

He was the General Manager and Chief Executive Officer of Kelang Port Authority prior to his retirement in 1991.

Appointed as a director of Maybank on 7 November 1996. Serves as a member of the Audit, Nomination, Credit Review and Risk Management Committees of the Board.

Current directorships in public companies include Mayban Unit Trust Berhad, Mayban Takaful Berhad, MFSL Ltd and PT Bank Maybank Indocorp.

Attended all the 17 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. There is no conflict of interest with Maybank and has never been charged for any offence. E



PROFILE OF DIRECTORS

TEH Soon Poh
MEMBER
INDEPENDENT NON-EXECUTIVE DIRECTOR
(69 years of age – Malaysian) Barrister at Law (Middle Temple)

He was the former General Manager of Credit Control Division of Maybank prior to his retirement in 1992.

Appointed as a director of Maybank on 21 October 1997. He serves as Chairman of the Audit Committee and a member of the Remuneration and Establishment, Risk Management and Credit Review Committees of the Board.

Current directorships in public companies include Mayban Trustees Berhad, Mayban International Trust (Labuan) Berhad, PhileoAllied Trustee Berhad, Maybank International (L) Ltd, Maybank Philippines Incorporated, Mayban Trust (Labuan) Ltd, PT Bank Maybank Indocorp, Maybank (PNG) Ltd and PhileoAllied Securities (Philippines) Incorporated.



Attended 16 out of the 17 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. There is no conflict of interest with Maybank and has never been charged for any offence.

DATUK ABDUL RAHMAN bin Mohd Ramli
MEMBER
NON-INDEPENDENT NON-EXECUTIVE DIRECTOR
(66 years of age – Malaysian)
ACA (Aust), Member of MICPA, Member of MIA

He was the Group Chief Executive of Golden Hope Plantations Berhad prior to his retirement in 1999.



Appointed as a director of Maybank on 17 November 1999. He serves as a member of the Remuneration and Establishment, Audit, Credit Review, Nomination and Strategic Planning Committees of the Board.

Current directorships in public companies include Kuala Lumpur Kepong Berhad, MNI Berhad (formally known as Malaysia National Insurance Berhad), Maybank International (L) Ltd, Mayban International Trust (Labuan) Berhad, Mayban Trust (Labuan) Ltd and Maybank (PNG) Ltd. He is also the Chairman of Johore Tenggara Oil Palm Berhad and Takaful Nasional Sdn Bhd.

Attended all the 17 Board Meetings held in the financial year. No family relationship with any director and is a nominee of the major shareholder of Maybank. There is no conflict of interest with Maybank and has never been charged for any offence.

TAN SRI DATO' MEGAT ZAHARUDDIN bin Megat Mohd Nor
MEMBER
INDEPENDENT NON-EXECUTIVE DIRECTOR
(56 years of age – Malaysian) B.Sc (Hons) in Mining Engineering

He was the Regional Business CEO/Managing Director of Shell Exploration and Production International B.V. prior to his retirement in January 2004 and is currently the non-executive Chairman and director of Maxis Communication Berhad.



Appointed as a director of Maybank on 19 July 2004. He serves as a member of the Nomination, Strategic Planning and Employee Share Option Scheme Committees of the Board.

Current directorship in public companies include Mayban Fortis (Holdings) Berhad, Mayban Life Assurance Berhad, Mayban General Assurance Berhad and Mayban Life International (L) Ltd. He is also a Board member of the International Centre for Leadership in Finance and the Capital Market Development Fund.

Attended all the 17 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. There is no conflict of interest with Maybank and has never been charged for any offence.

DATUK ZAINUN AISHAH binti Ahmad
MEMBER
NON-INDEPENDENT NON-EXECUTIVE DIRECTOR
(59 years of age – Malaysian) BA (Hons) (Econs)

She was a director of Tenaga Nasional Berhad, Kulim Hi-Tech Park and Kelantan Industrial Development Authority. She was also the Director General of Malaysian Industrial Development Authority until September 2004 and sits on various Committees/Authorities at National level, including being a member of the National Committee on Business Competitiveness, a member of Malaysia Incorporated and the National Project Director for Majlis Penyelarasan Perindustrian (ICC).



Appointed as a director of Maybank on 13 July 2005 and is also a director of Mayban Discount Berhad. She serves as a member of the Risk Management Committee of the Board.

No family relationship with any director and/or major shareholder of Maybank. There is no conflict of interest with Maybank and has never been charged for any offence.

MANAGEMENT



from left to right:

1. Dato' Mohammed Hussein
2. Agil Natt
3. Datuk Amirsham A Aziz

DATUK AMIRSHAM A AZIZ

Graduated with a Bachelor of Economics (Honours) degree, majoring in Accounting, from the University of Malaya in 1973 and member of the Malaysian Institute of Certified Public Accountants (MICPA). Joined the Group in 1977 and is currently the President and Chief Executive Officer of Maybank.

DATO' MOHAMMED HUSSEIN

Graduated with a Bachelor of Commerce degree majoring in Accounting from the University of Newcastle, Australia in 1972. Attended the Advanced Management Program, Harvard University, USA. Joined the Group in 1977 and is currently the Deputy President.

AGIL NATT

Graduated with a Bachelor of Science Degree in Economics from Brunel University, United Kingdom and Masters of Science in Finance from City University Business School, London. Attended the Advanced Management Program, Harvard University, USA. Joined the Group in 1995 as the General Manager of Corporate Banking. He is currently the Deputy President.

SPENCER LEE TIEN CHYE

Fellow of the Institute of Chartered Accountants (England and Wales). Joined the Group in 1975. He is currently Senior Executive Vice President and Head of International Business. He also heads Maybank Singapore operations.

from left to right:

1. Choo Yee Kwan
2. Muhamad Umar Swift
3. Oon Wee Jong
4. Spencer Lee Tien Chye

DATUK JOHAR CHE MAT

Graduated with a Bachelor of Economics (Honours) degree from the University of Malaya in 1975. Joined the Group in 1975 and served in various capacities and positions. He is Senior Executive Vice President and currently is Head of Retail Financial Services.

ASHRAF ALI ABDUL KADIR

Graduated with a degree in Business Administration from Ohio State University, USA and Masters in Business Administration from Tennesse State University, USA. Joined the Group in 1996 as General Manager of Consumer Banking. He is Executive Vice President and is currently Head of Cards Business.

JEYARATNAM TAMOTHARAM PILLAI

Fellow of the Institute of Chartered Accountants (England and Wales). Joined the Group in 2003 as Deputy Chief Executive Officer of Aseambankers. He is currently Head of Investment Banking.

CHOO YEE KWAN

Graduated with a Bachelor of Economics (Honours) degree from the University of Malaya and honours degree in law from the University of London, United Kingdom. He is a Barrister-at-Law and was called to the Bar of England and Wales at Lincoln's Inn in 1984. Joined Maybank in 1992 as Head of Credit Control Division. He is Executive Vice President, Head of Risk Management and Chief Risk Officer for the Group.



from left to right:

1. Datuk Johar Che Mat
2. Ashraf Ali Abdul Kadir
3. Mohd Zulkifli bin Itam
4. Nik Nasir Majid





TONG HON KEONG

Graduated with a Bachelor's Degree in Economics from the University of Malaya in 1974. Joined the Group in 1974 and served in various capacities. He is Executive Vice President and currently the Head of Central Operations.

MOHD ZULKIFLI BIN ITAM

Graduated with a Degree in Social Science from Universiti Sains Malaysia and a Masters Degree in Business Administration from University of Strathclyde, United Kingdom. Joined the Group in 2001. He is Executive Vice President and Head of Human Resource.

NIK NASIR MAJID

Holds a Bachelors Degree in Economics from the University of Malaya and a Masters Degree in Economics from Vanderbilt University, USA. Joined the Maybank Group in 1989. He is Executive Vice President and currently Head of Corporate and Strategic Planning.

MUHAMAD UMAR SWIFT

Graduated with a Degree in Economics from Monash University Australia in 1986 and became a member of the Institute of Chartered Accountants Australia. He also holds a post graduate Diploma in Finance from the Securities Institute of Australia. Joined the Group in 2004. He is Executive Vice President and currently Head of Enterprise Financial Services.

OON WEE JONG

Graduated with a Bachelor of Applied Science degree from Swinburne Institute of Technology, Australia in 1980, majoring in Computer Science and Mathematics. Joined the Group in December 2004 as Executive Vice President and Chief Information Officer.

JAMALUDIN NASIR

Holds a Bachelor's Degree in Economics and Bachelor of Science in Finance and Business Economics from Southern Illinois University, USA as well as a Masters Degree in Business Administration from Texas A & M International University, USA. Joined Maybank in June 2005 as Executive Vice President and Chief Credit Officer.

AMIRUDIN BIN ABDUL HALIM

Graduated with a Degree in Finance from St. Louis University, USA in 1984. Joined the Group in 1988 and served in various capacities. He is Executive Vice President and currently the Head of the Automobile Financing.

ZULKIFLY SULAIMAN

Graduated with a Bachelor of Economics degree from the University of Malaya. Joined the Maybank Group in 2001 and served in the Retail Financial Services. He is currently Head of the Insurance Business and Chief Executive Officer/Director of Mayban Fortis Holdings Berhad.



from left to right:

1. Tong Hon Keong
2. Zulkifly Sulaiman
3. Jamaludin Nasir
4. Amirudin bin Abdul Halim

We are in London, New York, Shanghai, Hong Kong, Bahrain, Singapore, Philippines, Vietnam, Cambodia, Brunei, Jakarta, Papua New Guinea

Wherever you are, we will help build your business.

A trusted financial partner is key to your success overseas. Globally, Maybank has presence in 12 countries and is backed by a strong network in Malaysia. With key strengths and expertise in the region, we serve as your first contact point, providing you with financial and advisory services, and also liaison support in understanding the requirements for doing business in foreign markets. For your overseas ventures, call us for your global links and we will help you to connect with international opportunities. For more information, visit us at www.maybank2u.com or our overseas office near you.


Maybank

Malayan Banking Berhad (3813-K)

ORGANISATIONSTRUCTURE


Chief Audit Executive
Board of Directors
Company Secretary
Chairman of the Board
President and CEO
• Corporate and Strategic Planning
• Total Quality Management
• Public Affairs and Brand Management
• Service Level Management
Retail Financial Services
Risk Management
Human Resource
Deputy President
Deputy President
• Credit Management & Quality
• Corporate Remedial Management
• Central Operations
• International Business
• Property, Security and Purchasing
• Information System
• Accounting Services & Treasury Back Office
• Financial and Business Analysis
• Corporate Services
• Legal Services
• Enterprise Financial Services
• Cards Business
• Automobile Financing
• Islamic Banking
• Custodial Services
• Investment Banking
• Insurance
• Fund Management
• Treasury & Dealing
• Trustee Services

Dear SHAREHOLDERS

IT IS WITH GREAT PLEASURE THAT WE PRESENT TO YOU THE ANNUAL REPORT AND STATEMENT OF ACCOUNTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005.


Tan Sri Mohamed Basir bin Ahmad - Chairman



Business ENVIRONMENT

The operating environment during the twelve-month period to June 2005 was generally positive. The global economy expanded at a fairly robust pace, particularly in the United States and China, where growth rates were maintained at above 3% and 9.5% respectively. The main concern during the period was the threat of inflation and this was further aggravated by the uptrend in petroleum prices. During this period, the price of petroleum in the world market rose by slightly more than 40%.

At home, the economy maintained its growth momentum and expanded at a healthy rate of 5.6%. The main sources of growth were household spending and export demand. The former recorded a growth of 9.7% whilst the latter increased by 11.5%. The growth in investment spending was maintained at around 3.5% and this came largely from the private sector. Although inflation was relatively mild, the pressure had been building up. From 1.3% in June 2004, the consumer price index (CPI) recorded a growth of 3.2% in June 2005. Significant increases were recorded for food and transportation, where the indices rose by 3.9% and 4.8% respectively in June 2005 against 2.4% and 0.3% respectively a year ago.

Riding on the continuing expansion of domestic economic activities, loans growth for the banking system grew by 8.3%. The increase came primarily from the household segment and the small and medium scale enterprises (SMEs). Loans to large corporations contracted owing to the competition from the capital market and increased reliance on internal funding. Notwithstanding this, demand for short term trade financing and working capital from this segment continued to expand in line with the strong growth of the services and export sectors.

During the year, total deposits expanded by 14.5%, which was almost twice as much as the increase in loans outstanding. Hence, the loan-deposit ratio for the banking system fell to 75.8% from 80.2% a year ago. This situation created pressure on banking institutions as substantial proportions of excess deposits came from individual accounts with interest rates being fixed above the market rates. Together with the declining trend in the average loan yield, it resulted in further margin compression.

The performance of the domestic equity market was mixed, with the composite index trending upwards during the first half of the review period and turning softer during the second half. In particular, the Kuala Lumpur Composite Index (KLCI) moved from 828.1 points on 1 July 2004 to reach a peak of 937.56 points on 18 January 2005. With petroleum prices continuing to firm up, the index turned directionless and by end of June 2005, it closed at 888.32 points.



Datuk Amirsham A Aziz - President and CEO

Review of the **GROUP** Performance

Against a relatively healthy operating environment, the Maybank Group registered a commendable performance. Operating profit of the Group increased by 12.2%, reaching a record level of RM4.32 billion. As a result of the provisions arising from the aggressive write-off for legacy non-performing loans (NPLs) and losses from share margin financing, loan loss and provisions charged for the year rose by 66.6%. It was timely for us to clean up the book from non-performing assets and focus our attention to generating productive loans. In fact, if this was not done, funding of these non-performing assets would increase with rising interest rates. Apart from the timing factor, we had also considered our financial strength and resources, so that the move to write-off the legacy NPLs would not have a significant impact on our stakeholders. Over the years, the Group had been accumulating general provisions (GP) at a rate much higher than all other banking institutions in the country. As a result, at the end of the previous financial year, every Ringgit of non-performing loans was backed by 74.5 sen of reserves. If the value of collateral was considered, the reserve coverage would have been more than the value of non-performing loans. In addition, the practice of maintaining a high GP ratio is difficult to justify once the industry adopts fair value accounting principles. Together with our proactive capital management, the resources

off, hence protecting our shareholders' returns. The Group's net profit for the year was RM2.50 billion, representing an average return on equity of 16.1%. Its gross reserve coverage as at end of June 2005 remained high, at 70.7% and the Bank's capital adequacy ratio after the proposed final dividend was 12.6% against the minimum regulatory requirement of 8.0%.


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During the year, the Group maintained its focus of ensuring sustainable enhancement of its shareholder value. The main drivers to this strategic focus were strengthening the revenue base; enhancing operational efficiency and productivity; improving risk management as well as proactive capital management. Among major achievements made during the year were:

- **LEADERSHIP IN LENDING BUSINESS AND DEPOSIT MOBILISATION**

  Despite the stiff competition, the Group's market share for loans remained intact at 20.4%. In the trade bills business, our market share increased to 26.3% from 23.8% a year earlier. We also maintained a sizeable market share in residential mortgages; automobile financing; cards business; financing of SMEs as well as large enterprises; share trading; and issuance of private debts. In all these business lines, the Group's market share ranged from 10% for share trading to 23.2% for card merchant sales.

  Capitalising on the strength of our network and product range, the Group maintained its leadership position in deposit mobilisation. Our market share for savings deposits was 29.1% whilst that of current account deposits was 22.4%. We also had a strong position in the life and investment-linked insurance business where the market share for new business was about 13%. For the unit trust business, our share was slightly above 6%.

- **LEADERSHIP IN ISLAMIC BANKING BUSINESS**

  With total assets of RM21.9 billion, the Bank is the largest Islamic Banking operator in the country. During the year, the outstanding financing from commercial banking operations grew by 17.3% to reach RM17.8 billion; representing a market share of 22.5%. Market share for total deposits was even higher at 29.6%. We are also strong in non-banking areas with a market share of slightly above 10% for both the issuance of Islamic Private Debt Securities and Islamic Unit Trust. Through its window-based operations, the Maybank Group recorded strong growth in profitability. Net profit from its commercial banking



- **SUSTAINED GROWTH OF INCOME FROM FEE-BASED ACTIVITIES**

In line with sustained growth in transactional activities, fee income, a major component of non-interest income recorded a growth of 13.3%. About 95% of the increase in fee income came from commission and service charges. In fact, these two components rose by 15.5% on account of a wider range of services provided by the Group. As a share of total income, total contribution from fee income improved from 15.9% to 16.4%. If not for the losses suffered by our securities business, the ratio would have been higher. The contribution of fee income including foreign exchange profit and net insurance premium written, contributed to almost 24% of total income for the year. Overall the ratio of non interest income to total income of the Group rose to 31.1% against 28.5% in the last financial year.

During the year, we took advantage to realise profits from our investment securities. Gains on disposal of investment securities amounted to RM244.4 million against RM158.3 million in the previous financial year. The Group has yet to fully capitalise on the potential of treasury trading activities. This explains the small contribution from this business, which for the year recorded a net gain of RM36.2 million. Looking ahead, this is an area of business which we would like to expand.



- **DIVERSIFICATION OF REVENUE BASE**

The revenue contribution from our overseas operations increased from 12% to 13.2% as a result of strong revenue diversification efforts. Notwithstanding this, the Malaysian operations continued to account for a sizeable share of the Group's total revenue. Moving forward, the Group will continue to pursue efforts to widen its income base, both from the perspective of geographical locations as well as business activities outside of banking, which include insurance, securities, capital market and asset management.

- **ENHANCED OPERATIONAL EFFICIENCY AND PRODUCTIVITY**

In view of the rising cost of doing business, a strong emphasis was made to maintain a high level of operational efficiency and productivity. During the year, growth in overhead expenses was 8.4% against the growth in total income of 10.7%. With this performance, the cost to income ratio was brought down to 39.4% from 40.2% in the preceding year. Much of the increase in overhead expenses came from our efforts to enhance security of payment services, including the massive conversion of all Maybank credit cards into the EMV platform which amounted to RM28.9 million.

Significant achievements were made on the productivity front. Revenue per staff cost improved to 5.3 times from 5.1 times and profit before tax per head count increased from RM150,000 to RM155,900. This improvement can be attributed to our workforce who have shown a high degree of dedication, innovativeness and a strong determination to excel.

The Group will continue to invest heavily on its human capital. Various tools were already put in place to facilitate the process. In particular, during the year, we initiated an Employee Engagement Survey. Data gathered from this exercise provided useful feedback in charting future policies and strategies of the Group. We continued to refine our performance management system, particularly to incorporate and link the existing framework with the stated long term strategic initiatives. We also recognised the importance of creating and building future leaders for the Group. In this regard, assessment centres have been rolled out so as to provide early screening for top talents and those with leadership potential. We have also emplaced a succession planning framework in which current business leaders are required to identify several high potential candidates to be groomed as future leaders.

Training is another key focus area for the Group. Apart from sending senior and middle level executives to renowned institutions overseas as well as highly regarded training programs locally, the accessibility and quality of in-house training programs were further enhanced. In addition, several knowledge-based systems capitalising on our IT infrastructure were deployed, including a program known as 'MyCampus'. The program provides instant access to online learning courses, schedules and details on all learning events and strategic solutions for planning, delivering and managing learning activities.

- **IMPROVED SERVICE QUALITY**

Improving service quality has always been a major focus of the Group. The testament of our achievement in this aspect was the dominant market share in the key areas of our business. A recent survey conducted by Taylor Sofres Nelson on Customer Satisfaction revealed that our household customers have strong relationships with the Group, which were encouraged by their past experiences. The strategy to enhance our service level is directed on several fronts. In the household market segment, the Group offer our large and diversified customer touch points – comprising more than 350 sales and service centres, 55 specialised automobile finance centres, 2,000 self service terminals, phone and internet banking facilities and all these are backed by a state of the art contact centre. We also offer a wide range of products and services to meet the various needs of our household customers. Among the innovative products introduced during the year were an investment linked financial plan, Global Excel; a flexible repayment plan for mortgage financing; competitive hire purchase financing packages; new insurance protection and unit trust products as well as




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During the year, the Group maintained its focus of ensuring sustainable enhancement of its shareholder value. The main drivers to this strategic focus were strengthening the revenue base; enhancing operational efficiency and productivity; improving risk management as well as proactive capital management.



For the business customers, customised programmes were introduced for those involved in the automotive, electronic, furniture as well as oil and gas sectors. Besides providing direct funding to the SMEs, the Group also conducted training and seminars for them. In ensuring a high standard of service to business clients, the Group maintains 38 dedicated business centres and 15 trade finance centres located strategically throughout the country. These centres are manned by skilled personnel, capable of fulfilling the business needs of these customers.

The Group treats business process re-engineering as an on-going exercise, not only to enhance efficiency but as an avenue to improve service quality. Arising from these continuous improvement efforts, we succeeded in further improving the waiting time for transactions at branch counters as well as enhancing the turnaround time for various loan categories.

- **ENHANCED ASSET QUALITY**

A significant proportion of the Group's NPLs were the legacy of the 1998 regional financial crisis and they remained in the book as we were working closely with our customers to rehabilitate their business through various programmes. In addition to this, we took a bold decision during the year to write-off the balance of these legacy NPLs. This move resulted in higher loan loss provisions charged for the year. Despite this, our net NPL ratio improved to 4.9% from 6.0% a year earlier.

The Group also took proactive measures towards further enhancing its asset quality. Apart from a continuous review of credit policy and management of risk centrally, clear accountability and responsibility among various constituents within the organisation were emplaced. Our credit professionals were provided with extensive training and are required to be certified.

- **INDUSTRY AND PUBLIC RECOGNITIONS**

The Group continues to be recognised as the premier financial services institution in the country. Amongst the many awards received from reputable parties during the year included the Asiamoney Award for "Best Domestic Commercial Bank" and The Banker Award for "Bank of the Year" in Malaysia. The Group was also acknowledged for its innovative online services, Maybank2u.com and Maybank2e.net, which were awarded the 'Most User Friendly E-Commerce Portal' and 'Most Innovative New Service' respectively. Apart from that, Maybank's Cash Management services received the Asiamoney Award for "Best Bank in Cash Management in Malaysia" for two years in a row while Aseambankers was conferred the 'Asia Pacific Bond Deal of the year 2004' and 'Malaysian Deal of the Year' by Project Finance magazine and Asiamoney respectively. Maybank Group was also conferred the National Award for Management Accounting (NAfMA) Best Practices and the Quality Management Excellence Award for its excellence in the areas of management accounting and quality management respectively.

The Group continued to be recognised as the leading custody services provider in Malaysia with international recognition and noted as a local specialist for Depositary Receipts, in particular the American Depositary Receipts (ADRs). For the period under review, assets under administration by our Custodial Services grew by 50%.

Prospects and STRATEGIC Focus

The operating environment over the next twelve months is expected to be challenging, especially with the continuing uptrend in the price of petroleum and moderate economic growth in major developed nations. These factors will have significant impact on the growth prospects of the domestic economy as expansion in export demand is likely to moderate. Notwithstanding this, we remain confident that the growth momentum in the domestic economy will continue, especially with sustained growth of the key services sector.

The Maybank Group will strive to maintain its pre-eminent position in the domestic financial sector and will look at opportunities to strengthen its business, including in selected locations overseas. Towards this end, our strategic focus for the period will be to capitalise on our existing strengths and use them as a platform to create new value drivers. In particular, our diversified channels provide a strong infrastructure for the distribution of financial products which have been proven by a high product cross-selling ratio. In light of a highly competitive market environment, service quality and innovation will be key to the Group's future growth. Supported by modern IT infrastructure facilities and a vast customer information base, the Group will continue to be in the forefront of product and service innovation. The third focus area will be on risk management. Apart from looking at it as means of protecting our earnings base, a good risk management framework serves as a foundation to enhance revenue growth. In fact, with greater ability to understand risks, greater values can be extracted from lines of businesses, which on the surface may appear to be risky. Finally, the Group will continue to invest in building future core capabilities. Apart from investing in technology and systems, our resources will be channelled to enhance the quality of the Group's human capital.

Finally, we will continue to expand the contribution of our non-banking businesses in line with our strategy to diversify the Group's income base. In this regard, we have recently entered into an agreement to acquire MNI (Holdings). With this move, Maybank Group will position itself as a leading player in the domestic insurance industry and have the scope and scale to compete with foreign insurers.

ACKNOWLEDGEMENT

In closing, we are pleased with the overall achievements made during the financial year. It is the enduring relationships with our customers that have served as a cornerstone to the prosperity that we continue to enjoy today.

Our appreciation goes to all employees, the management team and our fellow Board members for their continued contribution to the growth and success of the Group. Our sincere thank you also goes to our business partners and vendors for their support and for working together with us to deliver outstanding results. We would also like to take this opportunity to welcome Datuk Zainun Aishah binti Ahmad as a new member of the Maybank Board of Directors.

Above all, we sincerely thank you, our shareholders, for your trust, loyalty and confidence. It is with your continuous support that the Maybank Group moves from strength to strength.

Tan Sri Mohamed Basir bin Ahmad
Chairman of the Board

Amirsham A Aziz
President and CEO

Statement on CORPORATE GOVERNANCE

INTRODUCTION

MAYBANK GROUP RECOGNISES THAT GOOD CORPORATE GOVERNANCE PRACTICES FORM THE CORNERSTONE OF AN EFFECTIVE AND RESPONSIBLE ORGANISATION. TO PROMOTE AND NURTURE THE HIGHEST STANDARDS OF CORPORATE GOVERNANCE WITHIN THE MAYBANK GROUP, THE BOARD OF DIRECTORS HAS PUT IN PLACE A FRAMEWORK DESIGNED TO BUILD A SUSTAINABLE FINANCIAL PERFORMANCE AND AT THE SAME TIME, ENSURE THAT THERE IS SUFFICIENT AND CREDIBLE TRANSPARENCY, INTEGRITY AND ACCOUNTABILITY IN ITS OPERATIONS. THE GOAL IS TO ASCERTAIN THAT THE MAYBANK GROUP IS IN THE FOREFRONT OF GOOD GOVERNANCE CONDUCT AND IS RECOGNISED TO BE AN EXEMPLARY ORGANISATION WHEN BENCHMARKED AGAINST BEST OF CLASS PRACTICES IN THIS AREA. THIS STRICTURE IS IMPOSED AND OBSERVED UNIFORMLY THROUGHOUT THE GROUP INCLUDING OPERATING UNITS IN EXTERNAL JURISDICTIONS WHERE LOCAL REGULATORY REQUIREMENTS ON THIS ISSUE MAY BE LESS STRINGENT.


INSURANCE
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Plus cash refund at term end
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ROLES AND RESPONSIBILITIES OF THE BOARD

The Board's overriding responsibility is to create and deliver sustainable shareholder value through effective oversight of the management of the Group's businesses.

In discharging this role, the Board is entrusted with the following responsibilities:

- Reviewing and approving the Group's and Sectors' long term strategic goals and providing stewardship to put them into effect. The scope encompasses the evaluation and endorsement of the long and medium term corporate targets, the annual budget, new investments/ divestments as well as mergers and acquisitions.
- Ensuring the proper management of the Group's businesses including setting business and operational objectives as well as establishing clear policies within which senior executives are to operate.
- Identifying principal risks and approving policies pertaining to the management of all risk categories such as credit, market, liquidity, operational, legal and reputational risks.
- Scrutinising relevant credit approvals made by Management which may have a material impact on the Group's risk profile.
- Approving credit facilities which fall under the Policy and Director related categories. The former refers to credit facilities that exceed stipulated exposure limits and/or other limits set by the Board.
- Ensuring sufficient resources are devoted to capability development particularly in the realms of human capital and technology in order to support the expansion in the Group's business franchise.
- Reviewing the adequacy and integrity of the Group's internal control systems and management information systems, including systems for compliance with applicable laws, regulations, rules, directives and guidelines.

STATEMENTONCORPORATEGOVERNANCE

The Board is assisted in its work by a number of specialised Committees namely the Nomination, Strategic Planning, Audit, Credit Review, Risk Management, Remuneration and Establishment as well as the Employee Share Option Scheme Committees. Hence, collectively this network forms an integral part of the Group's governance framework. The terms of reference and membership of these Committees can be found on pages 29 to 31.

EFFECTIVENESS OF THE BOARD OF DIRECTORS

1. **Division of Responsibilities Between the Chairman and President/Chief Executive Officer (CEO)**

   The roles of the Chairman of the Board and Group President/CEO are separate and this division of responsibilities is documented and endorsed by the Board. Apart from allowing for a more equitable distribution of accountabilities, this distinction also reinforces the check and balance proposition.

   The Chairman of the Board is a Non-Executive Director and his main responsibility is to lead and manage the work of the Board in order to ensure that it operates effectively and fully discharges its legal and regulatory responsibilities. He serves as the main liaison point between the Board and Management. Together with the rest of the Non-Executive and Independent Directors, he leads the discussions on the strategies and policies recommended by Management. He also chairs the meetings of the Board, EGM and AGM, the Strategic Planning Committee, Credit Review Committee and the Boards of key subsidiaries.

   The responsibility for the day-to-day management of the Group rests with the Group President/CEO. He is accountable for leading the management team, implementing the policies/decisions approved by the Board, building a dynamic corporate culture and acting as the Group's official spokesperson. He is also responsible for charting the future direction of the Group for the Board's consideration and approval as well as to identify key individuals under the Group's succession planning program. The President/CEO chairs the Group Management, Asset-Liability Management, IT Steering and Credit Committees.

   At the onset of each financial year, the Board considers and approves a set of measures and expectations on the basis of the Balanced Scorecard for the Group President/CEO. This subsequently acts as a yardstick against which his performance will be measured, evaluated and rewarded.

2. **Board Structure**

   As an active, well-informed and independent board is deemed to be a necessity in ensuring the highest standards of corporate governance, the Maybank Group Board currently comprises personnel with differing expertise and of high standing in society. There are presently twelve (12) members, comprising six (6)

3. **Appointments to the Board**

   Appointments to the Board is determined based on the recommendations of the Nomination Committee, the operations of which is described on page 29. The selection criteria with regard to the desired candidate encompasses the combination of competencies, the minimum qualifications specified by the regulatory authorities and relevant experience as previously agreed and sanctioned by the Board. The assessment scope also includes ascertainment of financial and commercial relationships with the Group to avoid potential conflict of interests. The appointments are further subject to approval by Bank Negara Malaysia (BNM).

   Based on the foregoing, the Board of Directors have a broad range of skills and credentials. Each brings a high degree of independent judgement and knowledge to the Board's discussions. They are individuals of high calibre and social standing with backgrounds in banking, law, accounting and business management as well as experiences drawn from senior positions held in both the private and public sectors.

   One-third of the Directors for the time being must retire at each AGM and if eligible, may offer themselves for re-election. The profiles of the current Directors are provided on pages 10 to 12.

AS AN ACTIVE, WELL-INFORMED AND INDEPENDENT BOARD IS DEEMED TO BE A NECESSITY IN ENSURING THE HIGHEST STANDARDS OF CORPORATE GOVERNANCE, THE MAYBANK GROUP BOARD CURRENTLY COMPRISES PERSONNEL WITH DIFFERING EXPERTISE AND OF HIGH STANDING IN SOCIETY.

4. **Directors' and Senior Management's Remuneration**

   All directors who had served for the financial year are paid annual directors' fee upon the shareholders' approval at the AGM.

   The Nomination Committee and Remuneration and Establishment Committee (REC) make recommendations to the Board with regard to the appointment, compensation and benefits of the Executive Directors. In arriving at its decision, the REC takes into account the need to "attract and retain" talents and at the same time strives to link rewards to the Group and individual performance as embodied in the individual scorecards.

   The remuneration package of all Directors is subject to regular monitoring to ensure compensation levels are appropriate and reflective of market conditions.

   The remuneration/benefits [illegible]

   and bonus payments are linked to attained performance standards when compared to the specific and pre-determined performance hurdles as reflected in their respective Balanced Scorecards.

5. **Induction and Training**

   On appointment to the Board and Board Committees, all new Directors receive a comprehensive induction to assist them in building a detailed understanding of the Group's operations, the challenges it faces, the longer term direction, the risk management strategy and statutory obligations. The induction programme includes meetings with senior executives and key external advisors.

   In compliance with Bursa Malaysia Listing Requirements, all members of the Board have attended the mandatory accreditation-training program. Additional training and updates on particular issues of relevance are arranged by the Company Secretary.

BOARD MEETINGS

The Board meets monthly (the dates are made known at the beginning of each year) with assessment of the Group's financial performance being a permanent item on the agenda. While it has a schedule of matters reserved for its decision, other regular items deliberated by the Board include structural issues impacting the Group and its businesses, strategy proposals, developments in the operating environment, risk mitigation measures including updates on the preparatory efforts for compliance with Basel II covenants, remedial measures to address identified shortcomings in all facets of the Group's operations, competitive analysis, acquisition/divestment strategies and status reports of decisions delegated to Management for implementation. The Board also scrutinises the minutes of its Committees and that of the Group Management Committee. The latter allows the Board to be continuously updated on a "real time" basis of all Management initiatives.

The meetings are structured around a pre-set agenda and papers for deliberation are circulated in advance of the meeting dates to ensure sufficient time is given to understand the key issues and contents.

The Chairman encourages open discussions and frank debates at the meetings, thereby seek guidance and inputs from the Directors to facilitate policy response and formulation. To aid this process, all Directors enjoy unrestricted access to any information/records and staff within the Group. In addition they also have access to the services of the Company Secretary including independent professional advice at the expense of the Group.

For the year under review, all Directors complied with the attendance requirement as stipulated by Bank Negara Malaysia and Bursa Malaysia.

OWNERSHIP STRUCTURE AND TRANSPARENCY

The shareholding structure of Maybank is transparent and its shares are quite widely held. However, as evidenced from global trends with regard to large conglomerates, there is a slight bias towards institutional ownership which is also in keeping with the Group's aspirations. The shareholding structure is disclosed on page 50 and is available on request to the Company Secretary at all other times. The shareholdings of the Directors are also disclosed on a name basis.

The existing share structure consists entirely of common shares and there are no classes of common shares. There is no foreign shareholding limits and the Memorandum and Articles of Association of the Company does not have any explicit provision(s) aimed at discouraging acquisition.

As part of the effort to further improve the liquidity of the shares and to broaden the shareholder base, Maybank established a Sponsored Level 1 American Depository Receipt Program (ADR) in May 2005. The ADRs are traded Over-the-Counter on the basis of 1 ADR to 2 MBB shares. As per Bursa Malaysia Listing Rules, the issuance of the ADRs is capped at 5% of the Group's total issued shares. As at 30 July 2005, three months after its establishment, the total number of ADRs sold under the program amounted to 333,300 (equivalent to 666,600 ordinary shares). There were no cancellations of any ADRs during the same period.

STATEMENT ON CORPORATE GOVERNANCE

SHAREHOLDER AND INVESTOR RELATIONS

The Group recognises the significance of good communications with all its stakeholders. Towards this end, it is committed to providing appropriate, timely and comprehensive information to the market to enhance informed decision making and also in fulfillment of its transparency and accountability objectives.

An on-going dialogue is held with institutional shareholders through regular meetings with Management while special but separate briefing sessions are convened for the benefit of media representatives and investment analysts/fund managers/rating agencies respectively on the occasion of the release of the Group's half year and full year results. Aside from the discussions on the financial performance itself, Management actively utilises these forums to update the wider audience on developments within the Group and to share the broad direction and medium term strategies.



Every effort is also made to keep foreign stakeholders informed of the Group. This is executed principally through the participation of Senior Management in investment road-shows/forums organised by the leading global investment banks held in the major financial capitals of the world such as New York, London, Singapore, Hong Kong and Los Angeles. In addition to this and to ensure impartiality in the flow of information, the Group has voluntarily invited rating agencies to maintain an ongoing surveillance program on the Company. As such, the Group is currently rated by Standard & Poor's, Moody's Investors Service, FitchRatings and the Rating Agency Malaysia.

Interested parties can also access other relevant corporate information through the Group's website www.maybank2u.com. Alternatively, they can source the same information from the Company's headquarters.

The Group also strives to utilise the AGM and EGM to establish a two-way communication channel with its shareholders. In keeping with the spirit of encouraging shareholder democracy/ participation, shareholders' approval is required on all material matters including the election/removal of Directors, mergers, acquisitions and disposals, appointment of Auditors, dividend payments and amendments to the Memorandum and Articles of Association. There are no substantive majority voting requirements that effectively restrict shareholders rights.

As part of the effort to further strengthen the Investor Relations Program, the Group conducted a survey to assess stakeholders sentiments and expectations of the Group. The findings are being utilised as planning inputs for the implementation of specific initiatives in this area in the course of financial year 2006. Among others, they include a customised investor relations web site and improving the IT infrastructure with a view to expediting the flow of corporate information to external parties. The goal is to proactively shape and enhance the trust and confidence of all stakeholders further.

CORPORATE SOCIAL RESPONSIBILITY

Maybank Group is committed to the communities and environment within which it operates. It is recognised that to ensure the durability of the Group's longer term relevance, its strategy orientation will need to look beyond the financial parameters.

In realisation of this objective, the Group leads and supports important causes, such as education, community services, health, arts and culture, environment and sports. The importance of good corporate citizenship has been communicated to all employees and employee involvement in furthering social causes is encouraged. Plans are also afoot to incorporate a Community Index as a measure of public perception of Maybank into the corporate Balanced Scorecard.

Further details on the discharge of the Group's social responsibilities can be found on pages 44 and 45.

CODE OF ETHICS AND CONDUCT

The Group has a Code of Ethics and Conduct relating to lawful and ethical dealings in the conduct of its business. The governing principles are grounded in the Group's Core Values. The Code expounds asset of behavioural principles that is meant to act as a guide to all employees in their dealings with customers, employees and regulators in the communities in which the Group operates in. The Code is communicated to all employees upon recruitment.

FINANCIAL REPORTING AND DISCLOSURE

Maybank is committed to providing a balanced and true view of its financial performance/position and prospects in all its reports to stakeholders and regulatory authorities. Towards this end, the financial statements of Maybank are prepared in accordance with the Malaysian Accounting Standards Board, which is in line with International Accounting Standards (IAS).

The scope of the disclosures includes contributions by business lines, geography, movements in asset quality parameters, financial strength/adequacy, review of past performance and detailed explanatory notes to facilitate better understanding of changes in the data and overall comprehension. Related party transactions are also listed.

As the Group operates in a number of foreign jurisdictions, the financial treatment of the combined accounts is based on the more stringent requirements.

In discharging its fiduciary responsibility, the Board is assisted by the Audit Committee to oversee the financial reporting process and the quality the Group's financial statements.

During the period under review, Maybank did not incur any penalties for the erroneous or late submission of statutory reports.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board is entrusted with the ultimate responsibility of monitoring and supervising the Group's business and financial activities with a view to maximising value, enhancing profitability and strengthening the business franchise. As each of these objectives possesses its own inherent risk attributes, the Group has established a Group Risk Management Framework designed to facilitate the process of identifying, evaluating, quantifying and managing the associated risks. This framework is underpinned by policy statements, written procedures and guidelines to manage the different risk dimensions. The effectiveness of the Group's internal control system is regularly reviewed by the Board, the Risk Management Committee, Group Audit and the Group Management Committee.

The report on pages 33 to 39 describes in greater detail the Group Risk Management structure.

AUDIT PROCESS

Maybank has established a formal and transparent relationship with both the external and internal auditors through the Audit Committee of the Board. The Committee receives reports on the findings of external and internal audits and the status of remedial actions taken in response to these findings.

The accounts of Maybank are audited by Messrs. Ernst and Young. They are appointed by the shareholders on an annual basis upon recommendation by the Audit Committee and the Board of Directors. The external auditors finalise their audit plan for each year in consultation with the Audit Committee. They are also invited to attend meetings on special matters, when necessary. To ensure the independence and objectivity of the external auditors, the Audit Committee meets with the external auditors without any Management presence, at least once a year.

In the course of the financial year, other than the statutory audit, the external auditors provided tax advisory services.

CONCLUSION

Having reviewed the practices and institutional framework/ structures that are currently in place, the Board is of the view that with the exception of the disclosure of individual Directors' remuneration, Maybank has complied and observed the substantive provisions of the Malaysian Code of Corporate Governance. Throughout the course of the financial year ended 30 June 2005. The Board is of the opinion that, the information provided on pages A17 and A18 is sufficiently adequate to establish Directors' remuneration levels.

This statement is made in accordance to the resolution of the Board of Directors dated 26 August 2005.

Tan Sri Mohamed Basir bin Ahmad
Chairman of the Board

Code of ETHICS and CONDUCT

MAYBANK, AS A CUSTODIAN OF PUBLIC FUNDS, HAS A RESPONSIBILITY TO SAFEGUARD ITS INTEGRITY AND CREDIBILITY. IT IS ON THIS UNDERSTANDING THAT THE ORGANISATION SETS OUT CLEARLY THE CODE OF ETHICS AND CONDUCT FOR ITS STAFF. THE CODE STIPULATES THE SOUND PRINCIPLES THAT WILL GUIDE ALL MAYBANK STAFF IN DISCHARGING THEIR DUTIES. IT SETS OUT THE STANDARDS OF GOOD BANKING PRACTICE.

THE PURPOSE OF THE CODE IS TO:

1. Uphold the good name of Maybank and to maintain public confidence in Maybank;
2. Maintain public confidence in the security and integrity of the banking system;
3. Maintain an impartial and unbiased relationship between Maybank and its customers; and,
4. Uphold the high standards of personal integrity and professionalism of Maybank staff.

THE CODE STIPULATES THAT STAFF SHOULD NOT:

1. Engage directly or indirectly in any business activity that competes or is in conflict with the Bank's interest.
2. Misuse or abuse their positions in the Bank for their personal benefit or for the benefit of other persons.
3. Misuse information.

IN ADDITION TO THESE, STAFF SHOULD:

1. Ensure the integrity and accuracy of records and/or transactions
2. Ensure fair and equitable treatment in all business dealings on behalf of the Bank.
3. Maintain the highest standard of service in their relationship with customers.
4. Maintain confidentiality of all relations and dealings between the Bank and its customers. However, confidential information concerning a customer may be given or made available to third parties only with prior written consent of the customer or when disclosure is authorised under the Banking and Financial Institutions Act, 1989.
5. Maintain the integrity of the banking system.
6. Manage their financial matters well and not subject themselves to pecuniary embarrassment.
7. Observe and comply with laws and regulations relating to the operations of the Bank.



Statement on INTERNAL CONTROL

RESPONSIBILITY

THE BOARD ACKNOWLEDGES THEIR OVERALL RESPONSIBILITY FOR THE GROUP'S INTERNAL CONTROL ENVIRONMENT AND ITS EFFECTIVENESS. IT IS OF THE VIEW THAT THE INTERNAL CONTROL FRAMEWORK IS DESIGNED TO MANAGE RATHER THAN ELIMINATE THE RISK OF FAILURE TO ACHIEVE THE POLICIES, GOALS AND OBJECTIVES OF THE GROUP. IT CAN THEREFORE ONLY PROVIDE REASONABLE ASSURANCE AND NOT ABSOLUTE ASSURANCE OF EFFECTIVENESS AGAINST MATERIAL MISSTATEMENT OF MANAGEMENT AND FINANCIAL INFORMATION OR AGAINST FINANCIAL LOSSES AND FRAUD.

The Board is additionally of the view that the system of internal control in place for the year under review is sound and sufficient to safeguard shareholders' investments, customers' interests and the Group's assets. The system of internal control which has been instituted throughout the Group is updated from time to time to suit the changes in the business environment.

The role of Management is to implement the Board policies, on risk and control by identifying and evaluating the risks faced and design, operate and monitor a suitable system of internal controls and formulate related policies and procedures to manage these risks.

KEY PROCESSES

The key processes that the Directors have established in reviewing the adequacy and integrity of the system of internal control, are as follows:-

- An organisation structure with clearly defined lines of responsibility and accountability aligned to business and operations requirements.
- The Group's Code of Ethics which have been endorsed, documents formally the manner in which employees should conduct themselves in all business matters. Booklets of the Code are distributed to all employees.
- The Group's risk management principles, policies, procedures and practices are systematically documented and made available to all employees.
- Clear definition of limits of authority and responsibilities has been approved by the board and subject to regular reviews and enhancements.
- Under the Group's Broad Principles for the Management of Risks, Risk Taking Units, at the first level, are responsible for the day-to-day management of risks inherent in their business activities. Group Risk Management, at the second level, is responsible for setting the risk management framework and developing tools and methodologies for the identification, measurement, monitoring, control and pricing of risks. Complementing this, at the third level, is Internal Audit, which provides independent assurance on the adequacy and effectiveness of the risk management framework. Further information on Group Risk Management, which includes Operational Risk Management, Credit Risk Management and Market Risk Management is highlighted on pages 33 to 39.
- The Board receives and reviews regular reports from the management on the key operating statistics, legal and regulatory matters. The Board approves appropriate responses or amendments in the Group policies.
- The Group's annual business plan and budget are submitted to the Board for approval. In addition, variances between actual and targeted results are also reviewed on a monthly basis. This would allow for timely responses and corrective actions to be taken to mitigate risks.

STATEMENT ON INTERNAL CONTROL

- The Group's Internal Audit reports to the Audit Committee of the Board (ACB), performs regular reviews of the business processes to assess the effectiveness of the control environment and highlights significant risks impacting the Group. The scope and frequency of the audit activities are reviewed and endorsed by the ACB based on the principles of risk based audit methodology and regulatory requirements. The ACB has active oversight on the internal audit's independence, scope of work and resources.
- The ACB regularly reviews and holds discussions with management on the actions taken on internal control issues identified in reports prepared by Internal Audit, the external auditors, regulatory authorities and the management.
- Besides the ACB, the Board has also set up several Board Committees to assist the Board perform its oversight functions. For more details on the various Board Committees, please refer to pages 28 to 31.
- Management has also set up the Group Management Committee, Group IT Steering Committee, Internal Audit Committee, Asset and Liability Committee and Group Staff Committee as part of its stewardship function to ensure effective management and supervision of the areas under the respective Committee's purview.
- Management, through the Internal Audit Committee, is tasked to follow up and monitor the status of actions on recommendations made by the internal and external auditors. In addition, it can direct investigations in respect of any specific instances or events, which are deemed to have violated internal policies pertaining to confidentiality or financial impropriety, which has material impact on the Group.
- The Group has set up a fraud reporting hotline where it is safe and acceptable for all employees to raise their concern regarding fraud, dishonesty, abuse of authority, illegal acts or omissions, breach of duty or misconduct committed by another employee or any persons who has dealing with the Group. A person who wishes to raise a concern may do so via telephone, email or write-in. All concerns/ complaints lodged via the Fraud Hotline will be channeled to Risk Management and received by an employee of Grade Vice President and above for further action, if necessary.
- There is a clearly defined framework of empowerment approved by the Board for acquisitions and disposals of property, plant and equipment, awarding tenders, application for capital expenditure, writing off operational and credit items, approving general expenses including donations as well as operational expenses.
- The professionalism and competence of the Group's human resources are maintained through a rigorous recruitment process, training and re-skilling programs and a performance appraisal system. There are proper guidelines drawn-up by the Group for recruitment, promotion and termination of staff.

MAYBANK MANAGEMENT CONTROL AND INTERNAL CONTROL POLICY

The Group Management Committee (GMC) had on 27 April 2005 adopted the Management Control Policy (MCP) and Internal Control Policy (ICP). The MCP is a written policy from the Management outlining the specific responsibilities of the various parties pertaining to internal control for Maybank Group i.e the Management, Internal Audit and Audit Committee of the Board.

As for the ICP, it is to create awareness among all the employees with regards to the internal control components and the basic control policy of Maybank Group. This would also serve as a guide to all employees as to what is expected of them in the area of internal controls.


FEB

With the MCP and ICP, Maybank Group would be able to articulate the seriousness of Management in maintaining a strong internal control culture and framework. A strong management and internal control culture would set the right and appropriate control environment for the Group.

REVIEW OF THE STATEMENT BY EXTERNAL AUDITORS

The external auditors have reviewed this Statement on Internal Control for the inclusion in the annual report for the financial year ended 30 June 2005.

The external auditors conducted the review in accordance with the "Recommended Practice Guide 5: Guidance for Auditors on the Review of Directors' Statement on Internal Control" ("RPG 5") issued by the Malaysian Institute of Accountants. The review has been conducted to assess whether the Statement on Internal Control is both supported by the documentation prepared by or for the Directors and appropriately reflects the processes the Directors had adopted in reviewing the adequacy and integrity of the system of internal controls for the Group.

RPG 5 does not require the external auditors to consider whether the Directors' Statement on Internal Control covers all risks and controls, or to form an opinion on the effectiveness of the Group's risk and control procedures. RPG 5 also does not require the external auditors to consider whether the processes described to deal with material internal control aspects of any significant matters disclosed in the annual report will, in fact, mitigate the risks identified or remedy the potential problems.

Based on their review, the external auditors have reported to the Board that nothing had come to their attention that caused them to believe that the Statement on Internal Control is inconsistent with their understanding of the process the Board has adopted in the review of the adequacy and integrity of internal control of the Group. E

Board Committees

THE BOARD HAS SET UP SEVERAL BOARD COMMITTEES TO ASSIST THE BOARD AND CURRENTLY, THERE ARE SEVEN BOARD COMMITTEES, EACH HAVING ITS OWN SUPPORTIVE ROLE. TO KEEP THE BOARD INFORMED OF MATTERS TABLED AND DISCUSSED AT THE RESPECTIVE BOARD COMMITTEES, THE CONFIRMED MINUTES OF EACH MEETING OF THE BOARD COMMITTEES ARE TABLED TO THE BOARD AT EACH BOARD MEETING. THIS IS ALSO TO PROVIDE THE OPPORTUNITY TO ANY MEMBER OF THE BOARD WHO DID NOT SIT AS MEMBERS OF THE RESPECTIVE BOARD COMMITTEES TO SEEK ANY CLARIFICATION, RAISE ANY QUERY OR PROVIDE HIS VIEWS ON THE MATTERS DISCUSSED BY THE SAID COMMITTEE.

COMPOSITION:

In most Committees, the independent non-executive directors form the majority and most independent directors perform as Chairman of the various Committees. The Chairmanship of Risk Management, Audit, Remuneration and Establishment Committee and also the Nomination Committees are headed by independent non-executive directors.

It is the practice of the Board and the Board Committees that a member abstains from any participation and decision of the Board or the Board Committees which involved him, to avoid any conflict of interest.

ASSESSMENT OF EFFECTIVENESS:

An assessment of the Board as a whole and also the individual directors are made on an annual basis and in assessing the performance of both the Board and the individual directors, the effectiveness of the Board Committees together with each director's contributions to the Board and the Board Committees are considered as well.

1. **The Strategic Planning Committee**

   The bank's Chairman himself chairs the Committee and the other members consist of four non executive directors and the three executive directors.

BOARDCOMMITTEES

Although the meetings are fixed for every two months, this Committee meets as and when necessary. It is responsible for recommending to the Board the Group's strategic direction, the operating plans, business strategies as well as the capital allocation by business segments, apart from being responsible for the management and policies relating to reputation, risk branding, public reputation as well as the bank's image. This Committee also monitors the progress and benefit realisation of the key strategic initiatives undertaken by the Group and the capital adequacy of the bank and its subsidiaries.

2. **The Credit Review Committee**

This Committee meets weekly to review loan applications above a certain level which had been approved by the Credit Committee of the Management. The Credit Review Committee has the right to veto any decision of the Credit Committee if necessary and also to look into any required change in credit policy for recommendation to the Board. The Committee also reviews from time to time the total lending cap of companies which are granted facilities by the bank and make its necessary recommendation to the Board.

3. **The Risk Management Committee**

The Committee is responsible for formulating policies, identifying, measuring, monitoring, managing and controlling the market risk, liquidity and operational risks. The responsibilities include ensuring policies and limit structures for Maybank.

This Committee meets at least every two months. The members of the Committee, the number of meetings held up to 30.6.2005 and their attendance were:-

Name of members	Independent/Non-Independent	No. of meetings and attendances
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	Independent Non-Executive Director (Chairman)	9/9
Tuan Haji Mohd Hashir bin Haji Abdullah	Independent Non-Executive Director	9/9
Mr Teh Soon Poh	Independent Non-Executive Director	9/9

4. **The Nomination Committee**

The Board delegates to this Committee, which functions on Group basis, the process for assessing existing directors and identifying, nominating, appointing and orientating new directors and thereafter making the necessary recommendation to the Board. The Committee also recommends to the Board the appointment of any director as a member of any of the Board Committees.

In line with the Code of Corporate Governance for reviewing of directors' skills and experience, the Committee looks into the effectiveness of a director's contribution to the Board, review the assessment of the Board's performance and the individual director's performance are first discussed by this Committee prior to discussion at the Board level. The assessment is to upgrade the effectiveness of Maybank Board and the Boards of subsidiaries. The Committee also recommends to the Board measures to be taken in situations where there are areas of conflict of interest with the directors.

This Committee meets as and when required and at an average of once for each financial quarter. The members of the Committee, the number of meetings held up to 30.6.2005 and their attendance being as follows:-

Name of members	Independent/Non-Independent	No. of meetings and attendances
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	Independent Non-Executive (Chairman)	9/9
Encik Mohammad bin Abdullah	Independent Non-Executive	8/9
Datuk Abdul Rahman bin Mohd Ramli	Non-Independent Non-Executive	9/9
Tuan Haji Mohd. Hashir bin Haji Abdullah	Independent Non-Executive	8/9
Datuk Amirsham A Aziz	Non-Independent Executive Director	8/9
Tan Sri Dato' Megat Zaharuddin bin Mohd Nor	Independent Non-Executive	4/5 (appointed as a member with effect from 25.11.2004)

5. **The Remuneration and Establishment Committee**

The Remuneration and Establishment Committee has a broad responsibility of recommending to the Board, in line with corporate governance, the remuneration framework for the directors, the President and senior Management. This includes the determination of remuneration packages for executive directors, to reflect their responsibility and commitment, based on the responsibilities undertaken and their contribution to the effective functioning of the Board. The Committee also recommends to the Board all policies relating to manpower within Maybank Group, training programs for senior Management, the short and long term plan on incentives plans, performance management and management development programs.

The Committee meets at an average of every two months to discuss various issues. Where necessary, special meetings are also held. The members of the committee, the number of meetings and their attendance for the financial year ended 30.6.2005 being as follows:-

Name of members	Independent/Non-Independent	No. of meetings and attendances
Encik Mohammad bin Abdullah	Independent Non-Executive (Chairman)	9/10
Datuk Abdul Rahman bin Mohd Ramli	Non-Independent Non-Executive	8/10
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	Independent Non-Executive	10/10
Mr Teh Soon Poh	Independent Non-Executive	10/10

6. **The Audit Committee**

Headed by an independent non executive director as Chairman, this Committee meets at least once a month. Details of the Committee's composition, roles and responsibilities and the number of meetings held during the financial year ended 30.6.2005 are provided in this report under the activities of the Audit Committee.

The composition of this Committee is reviewed every three years and it has been the bank's practice to review and change the Chairman of this Committee every three years. The review also covers the performance and terms of membership of the Committee.

7. **The Employees Share Option Scheme (ESOS) Committee**

This Committee assists the Board in determining all questions of policy and expediency that may arise in the administration of the ESOS and generally exercise all acts that are necessary to promote the best interest of the Maybank Group. The Committee oversees the Management's implementation of the scheme and decides inter alia, on the offer, offer date, eligibility, basis of allotment, the exercise of the options, the administration, modification to the scheme, dispute and termination issues in relation to the scheme, in line with the ESOS Bye laws. Appeals by staff on ESOS issues are also looked into by the Committee.



Audit Committee of the BOARD

MEMBERSHIP

The present members of the Audit Committee of the Board (ACB) comprise of:

chairman
TEH SOON POH
(independent non-executive director)

members
TUAN HAJI MOHD HASHIR BIN HAJI ABDULLAH
(independent non-executive director)

MOHAMMAD BIN ABDULLAH
(independent non-executive director)

DATUK ABDUL RAHMAN BIN MOHD RAMLI
(non-independent non-executive director)

The Company Secretary, Puan Mahiram Binti Husin is the Secretary to the ACB.

ATTENDANCE AT MEETINGS

For the financial year 2004/2005, the ACB held a total of fifteen (15) meetings. The meeting attendance of the Committee members is as follows:

Name of Committee Member	No. of Meetings attended
Teh Soon Poh	15/15
Tuan Haji Mohd Hashir bin Haji Abdullah	15/15
Mohammad bin Abdullah	11/15
Datuk Abdul Rahman bin Mohd Ramli	14/15

The Executive Directors and the Chief Audit Executive are invited to attend the meetings. Prior to the release of the annual financial results, the Group Chief Audit Executive and the external auditors met separately with members of the Audit Committee in private without the presence of the management. The External Auditors also attend the ACB meetings on special matters when necessary.

CompositionAnd TermofReference

COMPOSITION

1. The Chairman and the majority of the Audit Committee members shall be independent directors and at least one member of the committee must be:
   - a member of the Malaysian Institute of Accountants (MIA); or
   - if he is not a member of the MIA, he must have at least three (3) years working experience; and
     - i. he must have passed the examinations specified in Part I of the First Schedule of the Accountant Act 1967; or
     - ii he must be a member of one (1) of the association of accountants specified in Part II of the First Schedule of the Accountants Act, 1967.
2. Where the Chairman is unable to attend the meeting, the members shall elect a person among themselves as Chairman.
3. Review of membership is undertaken once every three (3) years. This review pertains to the term of office and performance of the members.

QUORUM

1. The quorum shall be three (3) with majority to be independent directors.

AUTHORITY

The Board has empowered the ACB to undertake the following:

1. Investigate any activity or matter within its terms of reference.
2. Promptly report to Bursa Malaysia matters which have not been resolved satisfactorily thus resulting in a breach of the listing requirements.
3. Obtain external independent professional advice, legal or otherwise deemed necessary.
4. Maintain direct communication channels with external auditors, person(s) carrying out the internal audit function or activity and with senior management of the Bank and its subsidiaries.

AUDIT COMMITTEE OF THE BOARD

In discharging the above functions, the ACB has also been empowered by the Board to have:

1. Necessary resources which are required to perform its duties.
2. Full and unrestricted access to any information and documents relevant to its activities.

Duties and Responsibilities

The Committee shall review and, where appropriate, report to the Board of Directors on the following:

1. **Internal Audit**
   - The adequacy of the internal audit scope and plan, functions and resources of the internal audit function, Internal Audit Charter and that it has necessary authority to carry out its work.
   - The internal audit reports to evaluate the findings of their work and to ensure that appropriate and prompt remedial action is taken by management on major deficiencies in controls or procedures that are identified.
   - Approve appointment or termination of the internal auditors (if any).
   - Assessment of the performance of the internal auditors and determine and approve the remuneration and annual increment of the internal auditors.
2. **External Audit**
   - Review the appointment and performance of external auditors, the audit fee and any question of resignation or dismissal before making recommendations to the Board.
   - Assess the qualification, expertise, resources and effectiveness of the external auditors annually.
   - Monitor the effectiveness of the external auditors' performance and their independence and objectivity.
   - Review with the external auditors, the audit scope and plan, including any changes to the planned scope of the audit plan.
   - Review major audit findings and the Management's response during the year with Management and external auditors, including the status of previous audit recommendations.
   - Review the assistance given by the Group's officers to the auditors, and any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information.
3. **Financial Reporting**
   The quarterly and year-end financial statements focusing on:
   - any changes in accounting policy,
   - significant and unusual events, and
   - compliance with applicable approved accounting standards and other legal and regulatory requirements.
4. **Related Party Transaction**
   Any related party transaction and conflict of interest situations that may arise within the Bank or Maybank Group including transactions, procedures or courses of conducts that may raise questions of management integrity.
5. **Annual Report**
   Audit Committee's activities for the financial year.
6. **Other Matters**
   Other matters as the committee considers appropriate or

Summary of Activities

During the financial year 2004/2005, the ACB carried out its duties as set out in the term of reference. The main activities undertaken by ACB were as follows:

1. Reviewed the quarterly unaudited financial results of the Bank and the Maybank Group before recommending them for the approval of the Board of Directors.
2. Reviewed the annual audited financial statements with the external auditors prior to submission to the board of directors and ensured that the financial reporting and disclosure requirements are in compliance with the relevant acts, rules and regulations.
3. Reviewed all the Bank Negara Malaysia Examiners' reports and audit reports of the external auditors and other regulatory authorities. The ACB reviewed Management's responses to the aforesaid auditors' and examiners' recommendations and monitored the actions taken to rectify weaknesses detected. When necessary, the ACB had also directed that appropriate remedial actions be taken.



4. Evaluated the performance of the external auditor and made recommendations to the Board on their appointment, scope of work and audit fees.
5. Reviewed the annual internal audit plan for the financial year 2004/2005 to ensure adequate scope and coverage over the activities of the Bank and the Group.
6. Reviewed 439 internal audit reports of the Bank, audit recommendations and Management's responses to these recommendations.
7. Deliberated the minutes of the meetings of the subsidiary companies' Audit Committee of the Board for an overview of the risk management and internal control systems of those subsidiary companies.
8. Reviewed the quarterly audit performance reports to ensure the adequacy, performance, progress, achievement and coverage of the internal audit functions.
9. Examined the adequacy of the skills, knowledge and core competencies of the internal auditors. This includes
10. Provided independent evaluation on the performance and remuneration package of all audit staff in accordance with the requirements of Garis Panduan 1 of Bank Negara Malaysia.
11. Reviewed the related party transactions within the Bank and the Group.

Internal Audit Functions

The Group has a well established Internal Audit Division, which reports to the ACB of the Bank and its subsidiary companies and assists the Board of Directors to oversee that Management has in place a sound risk management, internal control and governance system. The scope of internal audit covers the audits of all units and operations, including subsidiaries. The Internal Audit Division is independent of the activities or operations of other operating units. It is the responsibility of the Internal Audit Division to provide the ACB with independent and objective reports on the state of risk management, control and governance processes.

As an independent assurance provider and business partner, internal audit is engaged in executing its assurance and consultative role through programmed activities to review the operations of business units. Internal audit helps accomplish the Group's objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, internal control and governance processes.

The audit plan is reviewed and approved by the ACB. The selection of the units to be audited from the audit universe leading to the formulation of the audit plan, is on a risk based approach and in cognizance with the Group's objectives and policies in the context of its evolving business environment. The audit reports are submitted to the ACB for their review. This enables the ACB to execute its oversight function by forming an opinion on the adequacy of measures undertaken by Management.

Prior to implementation of new business products and projects, the Internal Audit Division assists in the evaluation of risk exposures and ensures that control procedures are in place to mitigate the risks identified.

The internal auditing function is organised on a Group basis and provided with adequate resources to discharge its functions. Consistent with this approach, the internal audit function is supervised centrally with support from resident auditors in selected overseas locations where Maybank operates namely in Singapore, Philippines and Indonesia. Technical support especially in the areas of credit risk, market risk, information technology systems and developmental initiatives are centrally driven to ensure consistency of standards and applications.

The ACB reviews and approves the Group Internal Audit's annual budget and human resource requirements to ensure that the function is adequately resourced with competent and proficient internal auditors.

The International Standards for the Professional Practice of Internal Auditing (SPPIA) of the Institute of Internal Auditors (IIA), the Practice Advisories issued by the IIA, the Guidelines On Internal Audit Functions and Bank Negara Malaysia's Garis Panduan 10 (GP10) and Garis Panduan Insurance 13 (GPI 13) are used where relevant as authoritative guides for internal auditing procedures.


Maybank Group's risk
management mission is to
provide the appropriate
frameworks and methodologies
for the effective management of
enterprise-wide risks in the
Group in order to protect and

Risk Management

RISK MANAGEMENT MISSION

Risk Management Mission & Strategic Objectives

Maybank Group's risk management mission is to provide the appropriate frameworks and methodologies for the effective management of enterprise-wide risks in the Group in order to protect and enhance shareholder value. This mission is supported by the following strategic objectives:

- Cultivate a risk-aware culture in the Maybank Group, to empower every staff with the capability to identify and manage risks whenever they arise.
- Benchmark our risk management practices to international best practices, commensurate with Maybank Group's scale and complexity of business.
- Lead in risk management benchmarks set by Bank Negara Malaysia (BNM) and other relevant authorities.
- Provide for an effective and pro-active management of assets and liabilities.
- Provide for a risk-based capital structure so as to efficiently allocate capital according to the degree of risk.

RISK MANAGEMENT PRINCIPLES

The 7 Broad Risk Management Principles

- The risk management approach is premised on three lines of defence – risk taking units, risk control units and internal audit.
- The risk taking units are responsible for the day-to-day management of risks inherent in their business activities while the risk control units are responsible for setting the risk management framework and developing tools and methodologies for the identification, measurement, monitoring, control and pricing of risks. Complementing this is internal audit, which provides independent assurance of the effectiveness of the risk management approach.
- Risk Management provides risk oversight for the major risk categories including credit risk, market risk, liquidity risk, operational risk, compliance risk and other industry-specific risks.
- Risk Management ensures that the core risk policies of the Group are consistent, sets the risk tolerance level and facilitates the implementation of an integrated risk-adjusted measurement framework.
- Risk Management is functionally and organisationally independent of the business sectors and other risk taking units within Maybank Group.
- The Maybank Board, through the Risk Management Committee, maintains overall responsibility for risk oversight within the Group.
- Risk Management is responsible for overseeing the execution of various risk policies and related decisions of the Board.


THE 3 LINES OF DEFENCE
RISK MANAGEMENT REPORTING
Board of Directors
Senior Management
1st LINE OF DEFENCE
• Business Groups
• Capability Groups
Day-to-day management of risks
2nd LINE OF DEFENCE
• Independent Risk Management Function
Risk oversight, policies and framework
3rd LINE OF DEFENCE
• Internal Audit Function
Independent assurance

RISK MANAGEMENT STRUCTURE


Board of Directors
Audit Committee
Risk Management Committee
Credit Review Committee
Internal Audit Committee
Credit Committee
Chief Risk Officer
Credit Risk Management
Market Risk Management
Operational Risk Management
Compliance Risk Management

RISK MANAGEMENT

The Board of Directors is responsible for ensuring that risk management policies are established for the various categories of risk and for ensuring an effective internal audit function.

The Board is assisted by the following Board committees:

- Risk Management Committee (RMC)
- Credit Review Committee (CRC)
- Audit Committee (ACB)

Risk Management comprises Credit Risk Management (CRM), Market Risk Management (MRM), Operational Risk Management (ORM) and Compliance Risk Management units, all reporting to the Chief Risk Officer.

While risk taking units have the primary responsibility for managing specific risks assumed by them, Risk Management provides the central resource for developing tools and methodologies for the identification, assessment, quantification, aggregation, monitoring and control of the risks taken by the Group as a whole.

Activities pertaining to internal control and audit programmes are under the purview of the Chief Audit Executive.

RISK DEFINITIONS

Credit Risk

CREDIT RISK arises as a result of customers or counterparties not being able to or willing to fulfill their obligations to repay their loans or settle financial contracts.

Market Risk

MARKET RISK encompasses price and interest rate risks, all of which are inherent in the ordinary course of Maybank Group's business. Price risk is the risk to earnings as a result of adverse changes in interest rates, foreign exchange rates, equity/commodity prices, etc and their respective correlations and volatilities.

FUNDING LIQUIDITY RISK is the risk that the Group is unable to raise funds to meet its payment obligations on settlement date or in the event of a margin call.



MARKET LIQUIDITY RISK arises from adverse market conditions that do not allow a market participant to withdraw or hedge their positions easily. The adverse movement in market conditions could be caused by the change in market sentiment or due to a specific event or a series of events.

Operational Risk

OPERATIONAL RISK is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but do not include strategic and reputational risks.

Compliance Risk

COMPLIANCE RISK is the risk of legal or regulatory sanctions, material financial loss, or loss to reputation as a result of failure to comply with laws, regulations, rules, related self-regulatory organisation standards, internal policies and procedures and applicable codes of conduct.

RISK AWARENESS COMMUNICATION

Risk Awareness Communication Programme

Risk Management is driving the on-going Risk Awareness Communication Programme (RACP) in Maybank Group. The objective of this programme is to develop a risk-aware culture within the Group.

Phase 1 of the RACP had been successfully completed in early 2004. This phase focused on the creation of general awareness and understanding of risk management among all levels of staff across the Group.

Phase 2 of the RACP, which focuses on risk management engagement, commitment and ownership across the Group, has commenced in mid-2004.

RISK MANAGEMENT PRACTICES BENCHMARKING

Risk Management Practices Benchmarking

Maybank had undertaken an Integrated Risk Management Project in 2003 to benchmark its risk management frameworks, guidelines and practices against best industry practices.

As part of Maybank Group's ongoing efforts to enhance and streamline its risk management practices, similar benchmarking exercises have been carried out by Risk Management at various entities within the Group.

CREDIT RISK MANAGEMENT

Management Of Credit Risk

IDENTIFICATION

- Risk identification performed prior to launching of new products/financing packages
- Products/financing packages proposal paper prepared by business unit and reviewed/signed-off by respective risk control units
- Policies/limits tabled to the Management and Board for endorsement and approval respectively

MEASUREMENT

- Credit Risk Rating System (CRRS) comprising a set of internally developed statistically-based rating tools used for grading of corporate and commercial borrowers
- Integrated Retail Scoring Solution comprising a suite of internally developed statistically-based scorecards used for grading of retail borrowers
- International Risk Rating Scorecards developed based on template approach used for grading of corporate and commercial borrowers of Maybank Group's overseas operations
- Risk-based Authority Limit framework which leverages on the CRRS and Expected Loss framework implemented

MONITORING & CONTROL

- Credit risk concentration limits and related lending guidelines in place, covering:
  - Countries
  - Business Segments
  - Economic Sectors
  - Single Customer Groups
  - Banks
  - Counterparties
  - Products
- Regular review of risk exposures by RMC
- Independent pre- and post-approval evaluation of credit proposals
- Post-mortem review of delinquent loans to identify weaknesses in credit origination/processing/approval/ monitoring processes
- In-house training for credit personnel leading to attainment of Certified Credit Professional (CCP) qualification
- Periodic audits by internal and external auditors

CREDIT RISK MANAGEMENT is responsible for the formulation and implementation of credit risk management framework within Maybank Group, which encompasses the formulation/review of credit policies and the oversight of credit portfolio risk. CRM also sets and reviews various categories of credit risk concentration limits such as countries, business segments, economic sectors, single customer groups, banks, counterparties and products.

In line with Maybank Group's strategy to integrate the management and control of credit risks on a group-wide basis, Maybank Group Core Credit Policies have been established to ensure consistency of key credit risk management practices across the Group.

RISK IDENTIFICATION – In line with *BNM's Best Practices for the Management of Credit Risk*, Maybank Group has implemented a product approval programme to ensure that all risks inherent in new product/financing package and related business activities are identified, with risk mitigation measures emplaced, prior to the launching of the product/financing package. All new products have to be signed-off by the respective risk control units, including Risk Management, Legal, Accounting and Internal Audit and approved by the RMC/Board.

RISK MEASUREMENT – A credit risk measurement framework has been developed comprising statistically-based internal risk rating systems using Maybank Group's historical data for the corporate, commercial and retail portfolios.

For the corporate and commercial portfolios, the CRRS is based on the Expected Loss framework which provides two separate and distinct dimensions of the risk of borrower default (measured by the Borrower Risk Rating, BRR) and the transaction-specific factors covering facilities and collaterals (measured by the Facility Risk Rating, FRR). The three components of Expected Loss are expressed as follows:

Expected Loss (EL) = Probability of Default (PD) x Exposure at Default (EAD) x Loss Given Default (LGD), where

- the BRR is determined by PD, and
- the FRR is determined by EAD and LGD.

The PD is calibrated based on internal historical data over a full economic cycle since the mid-1980s.

With regard to the overseas portfolio (outside Malaysia and Singapore), the scorecards for the corporate and commercial borrowers have been developed based on template approach and mapped to the Head Office's PD Masterscale.

For the retail portfolio, statistically-validated scorecards have been developed for the housing loan, automobile loan and credit card portfolios. These scorecards are aimed at promoting retail loans growth, refining target marketing, product differentiation and pricing-based borrower risk, apart from enhancing the risk management framework.

RISK MONITORING AND CONTROL – CRM independently monitors business units' compliance to approved key internal credit policies and lending guidelines/various credit concentration limits and regulatory requirements, where applicable.

RISK**MANAGEMENT**



CRM adopts a policy-driven approach in managing the development of Maybank Group's loan portfolio and thus engages a strategy to proactively diversify the Group's portfolio risk through close monitoring and management of the credit concentration risks in business segments, customer groups, economic sectors, loan maturities, loan sizes, geographical locations, collateral categories, product types and off-balance sheet transactions.

Maybank Group's credit concentration limits are designed to identify and analyse risks at an early stage and to enable the setting of appropriate credit limits for monitoring and control purposes. Credit concentration limits are periodically reviewed/revised and endorsed/approved by Management/Board respectively.

Monthly reports on asset quality covering the overall credit risk exposures of the Bank/Group, including off-balance sheet items, are submitted to the RMC/Board. These reports include analysis of the overall composition and quality of various credit portfolios and highlight material sensitivities or risk concentrations.

Maybank Group's credit approval process emphasises on independent credit risk management, which is in line with BNM's requirements. Pre-approval evaluation and post-approval review of loans are conducted by personnel independent of business units. Post-mortem review of non-performing loans is conducted and where necessary, credit policies are enhanced accordingly.

In line with BNM's requirements, Maybank Group has launched the CCP sponsorship programme since 2001 to prepare its credit personnel for CCP certification.

In response to BNM's letter of 17 September 2004 on *"Implementation of Basel II in Malaysia: (i) Requirements for the Implementation of Standardised Approach for credit risks in 2008 (ii) Requirements for the Direct Migration to the Internal Ratings Based (IRB) Approach in 2010"*, Maybank Group had submitted its responses for the two approaches in accordance with the timeline.

Moving Forward

CRM is currently pursuing the following initiatives to further enhance its credit risk management capabilities:

- Collateral Management System – for consolidation of all collateral information to provide a holistic portfolio view on collaterals and to facilitate timely monitoring and reporting of collateral positions
- Risk Data Management Solution – to provide a seamless integration of credit, market, operational and compliance risks with capital calculator and risk reporting tool for Basel II and beyond; and also to provide a foundation for Risk-adjusted Performance Management to allow for front office risk-based decision-making
- Exposure Management System – to provide automated aggregation of exposures to correlated borrowers and build the foundation for global portfolio management
- Portfolio Management System – to support the automation of group-wide portfolio aggregation in line with Basel II definitions, enhanced limit monitoring and to be used as the platform for active loan portfolio management for Maybank Group

MARKET & LIQUIDITY RISK MANAGEMENT

Management Of Market & Liquidity Risk

IDENTIFICATION

- Risk identification performed prior to launching of new products
- Product proposal paper prepared by business unit and reviewed/signed-off by respective risk control units
- Policies/limits tabled to the Management and Board for endorsement and approval respectively

MEASUREMENT

- Rate Sensitive Gap Analysis
- Earnings-at-Risk (EaR) Analysis
- Liquidity Framework enforced by Regulatory Agencies
- Internal liquidity analysis with comprehensive limit structure
- Concentration of funding sources by product and tenor
- Value-at-Risk (VaR) Analysis
- Duration Analysis and PV01 Measures
- Independent revaluation of risk exposures
- Stress testing to assess the impact of extreme but plausible events
- Back testing to validate the risk models used

MONITORING & CONTROL

- Daily/periodic review of risk exposures
- Compliance to regulatory guidelines on new treasury product approval and minimum liquidity requirements
- Compliance to internal policies, limits and guidelines
- Liquidity Policy Statement based on Global Liquidity Management Framework
- Liquidity Crisis Management
  - Early Warning Signals and Triggers
  - Mitigating Measures
  - Contingency Funding Plan
- Periodic audits by internal and external auditors

MARKET RISK MANAGEMENT is responsible for the formulation and implementation of market risk management framework within Maybank Group, which encompasses the development and implementation of consistent risk management methodologies and pricing models to identify, measure, monitor and control market risk, in conjunction with other risk management units such as CRM, ORM and Compliance Risk Management.

The Asset & Liability Management Committee (ALCO), an executive committee chaired by the President and CEO, is primarily responsible for the development and implementation of broad strategies and policies for managing Maybank's Balance Sheet and associated market/liquidity risks.

RISK IDENTIFICATION – Under Maybank Group's product approval programme, all risks inherent in new product/ financing package and related business activities are identified prior to the launching of the product/financing package, with risk mitigation measures emplaced. In this regard, applicable entities within Maybank Group are also guided by BNM's guidelines, *Minimum Standards on Risk Management Practices for Derivatives.* All new products have to be signed-off by the respective risk control units, including Risk Management, Legal, Accounting and Internal Audit and approved by the RMC/Board.

RISK MEASUREMENT – Maybank Group has adopted various tools/techniques to measure its risk exposures in various treasury and core banking products/instruments. These tools/ techniques include:

- Rate Sensitive Gap Analysis – Rate sensitivity gap is used to measure the repricing mismatch between assets and liabilities. Assets, liabilities and off-balance sheet instruments are stratified into maturity segments based on the instruments' next repricing or maturity dates. Based on interest rate outlook, these gaps are adjusted by changing the repricing profiles through the use of financial derivatives, funding strategies and assets repositioning. The EaR methodology is also employed to manage the uncertainty of income from interest rate movements. The EaR methodology takes into account the interest rate risk exposures for the short-term outlook.

RISK**MANAGEMENT**

- Regulatory Liquidity Analysis – The primary measure of liquidity exposure is based on *BNM's New Liquidity Framework (NLF)* which requires applicable entities within Maybank Group to evaluate the timing of cash inflows and outflows for assets, liabilities and off-balance sheet commitments based on contractual and behavioural maturity profiles in different currencies.
- Internal Liquidity Analysis – Liquidity indicators and ratios are also established as internal standards to measure the liquidity performance of the Bank/Group. Comprehensive limit structures and benchmarks are established to ensure that liquidity is maintained at a healthy level.
- Concentration of Funding Sources – Maybank Group continuously explores different avenues to diversify its funding sources both locally and globally through a variety of instruments, including certificates of deposits, debt securities issuance and asset securitisations. To avoid over-concentration of funding sources, specific level of concentration ratio has been established and monitored regularly.
- Value-at-Risk Analysis – VaR methodology is used to estimate the potential loss of value resulting from market movements over a specified period of time within a specified probability of occurrence, under normal business situations. At Maybank Group, VaR is applied and aggregated over multiple products for each risk taking unit. Maybank Group has adopted the following VaR parameters:

Attributes	Selected Parameters
VaR Methodology	Historical simulation
Confidence Level	99%
Holding Period	10 days
Observation Period	1 year

- Duration Analysis and PV01 Measures – Maybank Group also uses the concepts of duration and modified duration as the foundation to measure the sensitivity of specific/ multiple products that have differing interest rate and residual maturities.
- Simulation – Maybank Group employs analytical tools to simulate statistically-reliable distribution of results based on differing assumptions such as changes in interest rates, business volume and capital base to assess the impact of existing treasury positions, market risk capital charge and balance sheet profile as well as to project/ forecast various performance measurements. In addition, stress testing is performed at periodic intervals to assess the impact of extreme but plausible events on existing positions. Back testing is also conducted to assess the reliability and validity of the risk models used.

RISK MONITORING AND CONTROL – MRM independently monitors business units' compliance to approved key internal policies/limits and regulatory requirements governing their respective products/activities, where applicable. This responsibility includes, but is not limited to, undertaking compliance reviews and preparation of daily/scheduled compliance reports for limit monitoring and management reporting purposes. Scheduled reports on Balance Sheet profile, gap/duration analysis, market simulation analysis, key financial performance ratios and treasury activities are also submitted to the ALCO, to provide the basis for informed decision-making.

Policy/limit exceptions, if any, are escalated to the ALCO/Credit Committee and the RMC/Board, in accordance with established policies. Where appropriate, risk policies/limits are periodically

Key Activities For The Year

MRM had undertaken the following key initiatives during the year to further enhance its market and liquidity risk management capabilities:

- Enhancement to the asset liability management application tool that leverages on the Enterprise Data Warehouse to enhance the management of interest rate and liquidity risk exposures
- Enhancement to the Loan Pricing Framework to assist business units in pricing their products to achieve desired risk/reward objectives
- Establishment of a common Interest Rate Risk Management platform that enables the measurement, monitoring and consolidation of interest rate risk exposures for the Group
- Incorporation of the market risk components into the computation of Risk Weighted Capital Ratio (RWCR) for Maybank and affected subsidiaries in accordance with *BNM's Market Risk Capital Adequacy Framework*
- Realignment of the Group's fixed income securities and derivatives portfolio in accordance with *BNM's Revised GP8 Guidelines on Financial Reporting for Licensed Institutions*

Moving Forward

MRM is currently pursuing the following initiatives to further enhance its market and liquidity risk management capabilities:

- Implementation of an Interest Rate Risk Management Framework (Banking Book) that meets international best practices and adheres to the changing regulatory environment (in particular Basel II and BNM's requirements)
- Extension of Data Warehouse to incorporate automobile financing products for enhanced and robust asset-liability modelling
- Enhancement of VaR methodology application covering revision/extension of VaR limits across various treasury products under the Trading Book; supplemented by scenario-type stress testing to assess the impact of plausible scenarios and back testing to validate the results of internal models used
- Construction of multiple, scenario-type stress testing for Banking Book

OPERATIONAL RISK MANAGEMENT

Management Of Operational Risk

IDENTIFICATION

- Risk identification performed prior to launching of new products
- Product proposal paper prepared by business unit and reviewed/signed-off by respective risk control units
- Policies/limits tabled to the Management and Board for endorsement and approval respectively
- Operational risk inherent in major products, critical activities and systems identified via tools such as Risk Profiling and Key Risk Indicators (KRIs)

MEASUREMENT

- Risk and Control Self-Assessment (RCSA) will be used to measure the level of operational risk
- Incident Management and Data Collection (IMDC)
- KRIs performance tracking

MONITORING & CONTROL

- Ongoing Fraud Awareness and Anti-Money Laundering/ Counter-Financing of Terrorism seminars conducted
- Fraud Reporting Hotline in place
- Group Business Continuity Framework in place
- Outsourcing Framework in place
- Neural-based fraud monitoring system in place
- Operational risk transfer via insurance
- Ongoing monitoring, management and reporting of risk profiles
- Periodic audits by internal and external auditors

OPERATIONAL RISK MANAGEMENT is responsible for the formulation and implementation of operational risk management framework within Maybank Group, which encompasses the operational risk governance structure, policies and processes. The above also include the maintenance and analysis of operational loss database, development and implementation of various operational risk management tools and methodologies to identify, measure, monitor and control operational risks.

Risk taking units constitute an integral part of the operational risk management framework and are primarily responsible for the day-to-day management of operational risk. They are responsible for putting in place and maintaining their respective operational manuals and ensuring that activities undertaken by them comply with Maybank Group's operational risk management framework.

RISK IDENTIFICATION – Under Maybank Group's product approval programme, all risks inherent in new product/ financing package and related business activities are identified prior to the launching of the product/financing package, with risk mitigation measures emplaced. All new products have to be signed-off by the respective risk control units, including Risk Management, Legal, Accounting and Internal Audit and approved by the RMC/Board.

Half-yearly risk-profiling and self-assessment exercises are also conducted as part of the operational risk management process. These exercises enable risk taking units to identify inherent operational risks specific to their environment and assist them in assessing the effectiveness of controls in place.

RISK MEASUREMENT, MONITORING AND CONTROL – ORM independently monitors and evaluates risk taking and capability units' risk management activities through the following methodologies and tools provided:

- Ongoing reviews of operational risk management policies and processes are carried out to ensure that the policies and processes remain current and effective.
- On a group-wide basis, actual operational losses are mapped into the eight business lines and seven loss event type criteria as provided by the Basel Committee. Operational "hot spots" are identified and appropriate action plans are developed to minimise the risk impact.
- Neural-based fraud monitoring system is used to detect and prevent suspicious transactions in customers' accounts.
- Enhanced Outsourcing Risk Framework had been put in place to ensure efficiency and cost effectiveness in Maybank Group's outsourcing processes.
- Maybank Group's insurable risk exposures are continuously assessed with appropriate risk management solutions implemented.



A decentralised approach has been adopted with the appointment of dedicated compliance officers in each significant business unit/entity across Maybank Group.


Maybank

RISK**MANAGEMENT**

- Ongoing Fraud Awareness and Anti-Money Laundering/ Counter-Financing of Terrorism seminars are conducted for all levels of staff across Maybank Group.
- KRIs for all operational risk types are monitored and reported. Such monitoring and reporting facilitate the review and assessment of operational performance and operational risk management processes at individual risk taking units and at the same time provide a group-wide perspective of operational risk exposures.

Key Activities For The Year
ORM had undertaken the following key initiatives during the year to further enhance its operational risk management capabilities:

- Group-wide Integrated Operational Risk Management Solution Project – project deliverables include the review and validation of the existing Operational Risk Management Framework and Governance; and development of the following web-based methodologies and tools to support the operational risk identification, measurement, monitoring, control and reporting processes:
  - Risk and Control Self-Assessment System – to continuously assess risks and controls, identify control gaps and propose actions to close the gaps
  - IMDC – to provide a process that identifies operational "hot spots" and minimises risk impact
  - KRIs Methodology and System – existing KRIs to be enhanced and embedded into critical processes to provide early warning of increasing risk and/or control failures via tracking of frequency of occurrence
- Business Continuity Plan (BCP) Framework – emplaced to assure continuance of major and critical services to customers and the public in the event of disasters; the BCP Framework comprises BCP Recovery Structure, Group-wide Recovery Objectives and BCP Blueprint and Roadmap for group-wide BCP implementation



Moving Forward
ORM is currently pursuing the following initiatives to further enhance its operational risk management capabilities:

- Automation of KRIs performance tracking process
- Automation of IDMC process
- Automation of RCSA process
- Implementation of BCP at all sectors/subsidiaries within Maybank Group

COMPLIANCE RISK MANAGEMENT

Management Of Compliance Risk

IDENTIFICATION
- Risk identification performed prior to launching of new products
- Product proposal paper prepared by business unit and reviewed/signed-off by respective risk control units
- Ongoing evaluation of new/amended laws, regulations and standards

MEASUREMENT
- Assessment on impact of non-compliance
- Tracking of KRIs performance

MONITORING & CONTROL
- Implementation of Group-wide Compliance Programme
- Review of compliance test outcomes
- Reporting of non-compliance incidents to RMC/Board
- Periodic audit by internal and external auditors

COMPLIANCE RISK MANAGEMENT is responsible for the formulation and implementation of compliance risk management framework within Maybank Group, which encompasses the development and implementation of group-wide compliance programme, compliance policies and guidelines, tools and templates and the independent oversight and reporting of compliance with laws, rules, policies and standards.

The compliance risk management framework covers two levels of control, namely, controls to meet day-to-day compliance requirements and independent oversight controls. The responsibility for day-to-day compliance with laws, rules, policies and standards rests with the respective business and capability units, which make compliance an integral part of their operations, while Compliance Risk Management provides independent oversight of the status of compliance by business and capability units and reports significant findings and issues to the RMC/Board.

RISK IDENTIFICATION – Under Maybank Group's product approval programme, all risks inherent in new product/ financing package and related business activities are identified prior to the launching of the product/financing package, with risk mitigation measures emplaced. All new products have to be signed-off by the respective risk control units, including Risk Management, Legal, Accounting and Internal Audit and approved by the RMC/Board.

All new laws, rules and standards and amendments to existing ones that are applicable to Maybank Group, are constantly tracked and evaluated for their impact, with measures put in place to ensure compliance.

RISK MONITORING AND CONTROL – A decentralised approach has been adopted with the appointment of dedicated compliance officers in each significant business unit / entity across Maybank Group.

Compliance Risk Management monitors, controls and promotes compliance within Maybank Group via the following:

- Holding regular meetings with the dedicated compliance officers to discuss and resolve major compliance issues on a consistent basis
- Advising and communicating compliance requirements to the various business and capability units within the Group
- Ensuring business and capability units have appropriate policies and procedures in place which incorporate the compliance requirements applicable to their operations
- Monitoring the Group's compliance with the respective requirements via comprehensive monthly compliance reports submitted by the respective compliance officers in each significant business unit/entity, covering new laws, rules and standards relevant to their respective areas of operations; incidents of compliance breaches; Anti-Money Laundering reporting and compliance concerns
- Submitting scheduled consolidated compliance reports to the RMC/Board for information

An Anti-Money Laundering Unit had been established to ensure compliance with the *Anti-Money Laundering Act of 2001*. An Anti-Money Laundering policy had been put in place to address, among others, the following:

- Know Your Customer procedures
- Record keeping requirements
- Escalation of suspicious transactions
- Staff training

Moving Forward
Compliance Risk Management is currently pursuing the following initiative to further enhance its compliance risk management capabilities:

- Benchmarking of compliance risk management framework against industry best practices

Management's Discussion and Analysis of Financial Performance



Analysis of Significant Balance Sheet Developments

TOTAL ASSETS

For the Financial Year (FY) under review, the Group's outstanding assets rose by 6.9% or RM12.4 billion, lower than the 11.5% or RM18.55 billion recorded in the previous FY. This was mainly due to the lower growth of customer deposits, especially the higher-cost deposits, which accorded the Group the flexibility to reduce the placement of short-term funds at relatively low yields. In the previous year, placements of short-term funds had increased by a significant RM5.8 billion or 42.6%. As at end June 2005, net loans and advances accounted for 62.3% of overall assets, up from the 60.9% in June 2004. The proportion of interest-generating assets to total assets was also maintained at around 94%.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS

This item declined by RM433.7 million or 59.1%, largely on account of lower Malaysian Government Securities purchased.

DEPOSITS AND PLACEMENTS WITH FINANCIAL INSTITUTIONS

The Group's deposits and placements with Financial Institutions for the Group rose by RM2.6 billion or 39.5%. This was solely in respect of higher placements with Bank Negara Malaysia in an environment of increased surplus liquidity in the banking system. The Group remained a net lender in the inter-bank market.

DEALING SECURITIES

Higher holdings of private debt securities mainly accounted for the RM329.5 million or 110% growth in dealing securities. As at June 2005, this item was equivalent to only 0.3% of total assets.

INVESTMENT SECURITIES

The investment securities portfolio of the Group fell by RM1.1 billion or 3.7%, mainly as a result of lower bankers acceptances purchased.

LIFE, GENERAL TAKAFUL AND FAMILY TAKAFUL FUND ASSETS

This balance sheet item grew by a further RM980.2 million or 37.4% to RM3.6 billion. As for the previous year, the significant growth was driven by the substantial sales of investment-linked products.

LOANS, ADVANCES AND FINANCING

The Group's net loans, advances and financing rose by a higher 9.4% or RM10.3 billion compared with 6.4% or RM6.6 billion in the previous year. On a gross basis after adjusting for loans written off, the Group's gross loans growth was a higher 9.8% compared with 7.1% previously. The Group's overall domestic loans market share was sustained at 20.4%. About 70% of the Group's growth in gross loans and advances came from the domestic operations.

In line with the domestic Government's efforts to increase the contribution of small and medium scale enterprises (SMEs) to the economy, the Group continued with its efforts to support this key segment. The domestic SME loans grew at a slightly higher 13.9% (+ 13.3% previously).

Loans granted for the purchase of residential properties for Malaysian operations went up by 11.5% or slightly lower than that achieved in the previous year. Overall, loans for the purchase of residential properties for the Group grew by 9.9%. Growth for the domestic operations' loans of automobile financing rose strongly by 15.8%, consistent with the strategy to protect the Group's market share of nearly 15%. For card receivables, a growth of 9% was recorded (+10% in the previous year).

Lending to the domestic corporates turned around with an expansion of 3.9% or RM1.1 billion. In the previous year, this segment saw a contraction of 4.9%. At the end of June 2005, this segment accounted for about 30% of the domestic loan portfolio (31% in June 2004).

In Singapore, the Bank's gross loans expanded by 17.6% in SGD terms to again outperform the market. Consistent with the focus on retail lending, the major portion of 60% of the overall loans growth came from this segment, including loans for automobile financing. Lending in non-Singapore Dollar also grew strongly.

The Group's Islamic financing grew by a further 12.1% or RM1.9 billion during the year. This again reflects the Group's on-going commitment to support the further development of the Islamic banking sector. Islamic financing (including financings sold to Cagamas) accounted for a higher 17.3% of the domestic operations' overall gross loans from 16.7% in June 2004. About 58% of the Group's overall Islamic financing was for mortgage lending and automobile financing. The Group continued to command a dominant market share of 22.5%, indicating clearly that the existing operating model is an

NON-PERFORMING LOANS (NPLS)

Gross NPLs of the Group fell by RM1.2 billion to RM11.1 billion while net NPLs declined by RM695 million to RM6.1 billion as at June 2005. Net NPL ratio went down further to 4.9% from 6.0% in June 2004. The banking system's net NPL ratio based on a similar 3-month classification was 6.9% in June 2005. The Group's provision reserve cover before taking into consideration collateral remained at a healthy 70.7% compared with the rest of the banking institutions' average of 51.6%.

TOTAL LIABILITIES

The growth of the Group's outstanding liabilities moderated to 6.4% or RM10.6 billion from 11.8% or RM17.4 billion in the previous year. This was mainly on account of the deliberate strategy to reduce the acceptance of higher-cost fixed deposits and negotiable instruments of deposits (NIDs) for the domestic operations. Nearly 73% of the overall increase in liabilities emanated from customer deposits, down from the 80% registered in the previous year.

DEPOSITS FROM CUSTOMERS

The Group's customer deposits grew by a lower 6.2% or RM7.7 billion compared with 12.6% or RM13.8 billion in the previous year. This reflects the Group's emphasis on efficient liabilities management to further reduce the overall funding costs. In addition to reducing the acceptance of higher-cost fixed deposits and NIDs, the Group also actively promoted the recycling of higher-balances deposits placed by individuals to unit trusts. Further investments were also deployed to continuously widen and upgrade the Group's comprehensive electronic channels, wide range of services and product features to better meet customers' needs and convenience. As a result, for the domestic operations, the market shares for demand and savings deposits were maintained at 22.4% and 29.1% respectively.

The Group's overall deposit funding mix continued to improve. For the domestic operations, the 'higher-cost' fixed deposits and NIDs constituted only 53% of the domestic deposits from 53.9% in June 2004. In contrast, the ratio for the banking system was a much higher 63.9%.

DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS

This item grew by RM3.9 billion or 26.6% and was part of the Group's routine funding of its gapping activities.

OBLIGATIONS ON SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (REPOS)

The outstanding total repos went up by 9.2% or RM639.7 million, primarily due to higher bankers acceptances sold under repos.

RECOURSE OBLIGATIONS ON LOANS SOLD TO CAGAMAS

For the Group, this item saw a decline of RM1.5 billion or 23.6% and was part of the Group's routine funding strategy.

SHAREHOLDERS' EQUITY

The Group's shareholders equity went up by RM1.8 billion or 12.2% to RM16.4 billion. The relatively high increase was mainly due to more than RM1.1 billion proceeds from shares issued pursuant to the Group's Employee Share Option Scheme.

COMMITMENTS AND CONTINGENCIES

This off-balance sheet item rose by 18.5% or RM17.1 billion for the Group. However, in terms of credit equivalent, the increase was only a minimal RM195 million or 1.4%.

Analysis of The **Income** Statement

NET INTEREST INCOME

Net interest income of the Group (including the equivalent from those earned from Islamic financings and other income-earning assets) grew by 5.8%. This was lower than the 8.5% growth of the average volume of interest-earning assets as the net interest margin earned fell by 6 basis points to 2.87%. The reduced overall spreads for automobile financing was a major factor as competitive pressures lowered the yields on financing especially for new motor vehicles.

On-going measures to mitigate the pressure on margins continued to yield the desired results. In addition to the proactive management of liabilities to reduce the overall cost of funds, lower net interest suspended by RM77 million or 16.9% following the reduction in NPLs, had also cushioned the pressure on net interest margin. In addition, the active management of the Bank's Treasury fund-based portfolio had also resulted in a higher net interest income earned. Finally, the Group was also more discerning in acquiring new loans that did not commensurate with the risk-reward guidelines.

ISLAMIC BANKING

Net income (before financing loss) from the Group's Islamic Banking operations improved by a substantial RM189.1 million or 36.2% to RM711.1 million. This represented about 10% of the Group's revenue. After financing loss, Islamic Banking operations contributed about 15% to the Group's profit before tax.

NON-INTEREST INCOME

The Group's on-going strategy to focus on fee income to drive revenue growth continued to bear results. Overall non-interest income for the Group grew by RM379.1 million or 21.3%. This strong achievement was due to the opportunities taken to realise gains from sale of investment and dealing securities, which amounted to RM280.6 million or RM168.3 million higher than that achieved in the previous year. More importantly, transactional fee income grew by 13.1% or RM181.8 million. Notable increases were recorded for Commissions (+RM67 million or 16.6%), Service Charges and Fees (+RM62.2 million or 14.6%) and insurance net premiums (+RM28.2 million or 13.3%). These achievements were mainly the result of the on-going strategy to further enhance the Group's strong payment services infrastructure, comprehensive trade-related and cash management services, bancasurrance as well as upgrading of trading skills.

Profits earned from foreign exchange only rose by 2.1% or RM6 million as the major exchange rates were relatively stable and hence, narrowed the spreads earned. To a lesser extent, the repatriation of the sizeable migrant workers, had also reduced the profits earned from remittances. Given the lower market turnover, brokerage income from stock-broking had also declined by nearly 4%.

The Group's fee income ratio improved to 31.1% from 28.5% the previous year.

OVERHEAD EXPENSES

Growth of the Group's overhead expenses moderated to 8.4% or RM218.7 million from the 10.9% or RM255.2 million rise recorded in the previous year. As this trailed behind revenue growth of 10.7% (defined as growth in total net interest income, non-interest income and income from Islamic Banking Scheme operations), the Group's cost-to-income ratio improved to 39.4% from 40.2% previously. In other words, the Group had achieved a higher level of operational efficiency and greater staff productivity.



LOAN AND FINANCING LOSS AND PROVISIONS

Loan loss and provisions of the Group amounted to RM823.8 million or 66.6% or RM329.3 million higher than that required in the previous year. This can be attributed to:

a. A net charge of RM50.7 million arising from the more aggressive policy of writing off NPLs and this was net of a reduction in general provision (GP),

b. Additional GP of RM181.4 million required to support the expanded risk weighted asset base of the Group, and

c. Provision of RM162.4 million for exposures to stock-broking and share margin financing of selected counters which had experienced a sharp drop in value, especially during the last quarter of the financial year.

The Group had revised the ratio of outstanding GP to 2.0% of risk-weighted assets following the more aggressive 100% write-off of collateral value for NPLs aged more than 7 years and 50% write-off for NPLs aged between 5 to 7 years. Outstanding GP still constitute 2.28% of net loans and advances.

TAXATION

The effective tax rate of the Group at 27.2% approximates to the statutory rate of 28% applicable for Malaysia.

MAYBANK Group Awards



2005

Asiamoney Award for Best Domestic Commercial Bank

Global Finance Award for Best Emerging Market Bank – Malaysia

Asiamoney Annual Award – Best Cash Management – Local

Asiamoney Annual Award – Best Local Foreign Exchange Provider

Asiamoney Annual Award – Trade Finance for Best Overall Domestic Services

Asiamoney 15th Anniversary Poll of Polls (past 15 years) for Best Local Cash Management, Best Local Forex and Best Trade Finance (Overall)

Asiamoney Annual Awards for Aseambankers Malaysia Berhad: Participation in Malaysian Deal of the Year and Regional Deals of the Year Local Currency

Quality Management Excellence Award from the Ministry of International Trade and Industry

National Award for Management Accounting (NAfMA) Best Practice Excellence Award

IBM's "Innovation That Matters" Award to Financial Services Group

Malaysian Media Awards 2005: Gold Award for Maybankard Travel Treats Campaign in the category "Best Use of Newspaper"

Mastercard Asia Pacific Marketing Leadership Awards 2005: Best Overall Marketing Program

Anugerah Citra Wangsa by Dewan Bahasa dan Pustaka (DBP) for best use of Bahasa Malaysia in a TV commercial

2004

The Banker Award for "Bank of the Year" in Malaysia

Asiamoney Award for Best Bank in Cash Management in Malaysia

Euromoney Annual Islamic Finance Award – Best Provider of Islamic Financial Services in Asia

Euromoney Annual Islamic Finance Award to Aseambankers Malaysia Berhad for Best Islamic Wholesale Financial Services Provider

Silver Award under the Singapore H.E.A.L.T.H. Awards 2003 organised by the Health Promotion Board, in recognition to organisations with excellent workplace health promotion programmes

KLSE Corporate Sectoral Award in the Finance sector of the Main Board

Malaysian Business Corporate Governance Merit Award

MasterCard's Asia Pacific Market Leadership Awards: GOLD – Best MasterCard Electronic Card (Maybank-Money Gift Card, Singapore) PLATINUM – Best Commercial Card (Maybank Business Card, Singapore)

2003

The Banker Award for "Bank of the Year" in Malaysia

Euromoney Award for Excellence – Best Islamic Retail Bank

Euromoney Award for Excellence to Aseambankers Malaysia Berhad for being "Best at Islamic Bonds"

Kuala Lumpur Stock Exchange (KLSE) Corporate Excellence Award

The Edge-Lipper Award for Mayban Balanced Trust Fund (No. 1 position in Mixed Asset Balanced Funds)

2002

Global Finance Award for Best Consumer Internet Bank in Malaysia

Global Finance Award for Best Consumer Online Securities Trading in Asia Pacific

Global Finance Award for Best Foreign Exchange Bank in Malaysia

Kuala Lumpur Stock Exchange (KLSE) Corporate Excellence Award

Arts Supporter Award from the National Arts Council of Singapore

Best of e-Commerce Interactive Marketing Innovations – Asia Pacific ICT Awards [MSC-APICTA] 2002

2001

Best Internet Application Website@My 2001

Global Finance – Best Internet Bank in Malaysia

Euromoney Award for Excellence – Best Bank in Malaysia

The Asset Asian Awards – Best Malaysian Bank

Investor Relations Magazine Asia 2001 Awards – Best Investor Relations By A Malaysian Company

"Risk Manager of the Year" from the Malaysian Association of Risk and Insurance Management for the Mayban Assurance Berhad – UMBC Insurans Integration Team

Arts Supporter Award from the National Arts Council of Singapore

2000

Euromoney Award for Excellence – Best Domestic Bank in Malaysia

The Banker Award for "Bank of the Year" in Malaysia

Euromoney Awards for Excellence to Aseambankers Malaysia Berhad for the "Best Domestic Bond House in Malaysia" and "Best Domestic Equity House in Malaysia"

Crystal Award to Mayban Finance Berhad for Best Community Relations from the Institute of Public Relations Malaysia (IPRM)

1999

Global Finance Award for Best Domestic Bank in Malaysia

Asia Industry Award to Mayban Life Assurance – Life Insurance Company of the Year

1998

Finance Asia Award for Best Domestic Commercial Bank

Asiamoney Award for being voted one of the Best Managed Companies in Malaysia

1997

Asian Banking Digest Award – Winner for outstanding progress in regional expansion

Asiamoney Award for the Best Managed Company in Malaysia

Asiamoney Award for the Best Bank in Currencies in Malaysia

Asiamoney Award for Malaysia's Commercial Bank of the Year

1996

Euromoney Award for Excellence – Best Domestic Bank in Malaysia for increasing profitability and a healthy return on equity

Asiamoney Award for being voted one of the Best Managed Companies in Malaysia

1995

Euromoney Award for Excellence – Best Domestic Bank in Malaysia for its impressive return on equity

Asian Institute of Management Award for "General Management"

1993

Euromoney Award for Excellence – Best Bank in Malaysia for its impressive profitability and innovation

1992

Asian Institute of Management Award for "Information Technology Management"

1991

"IT Organisation of the Year" from Association of the Computer Industry Malaysia (PIKOM)


Maybank


asia money polls
FOREX POLL
BEST LOCAL FX PROVIDER IN MALAYSIA
Maybank
BEST LOCAL CASH MANAGEMENT BANK IN MALAYSIA
Maybank
POLL OF POLLS
BANK IN MALAYSIA
Maybank
POLL OF POLLS
IN MALAYSIA
POLL OF POLLS
IN MALAYSIA

Satisfying your banking experience is what we strive for.

Our journey towards meeting your needs and expectations is challenging, but rewarding. In receiving the six Asiamoney awards, it is an honour that truly belongs to you, our valued customers and staff.

We would like to dedicate these awards to you and thank you for making us what we are today.

- Best Local Cash Management in Malaysia > $501M
- Best Local Fx Provider in Malaysia (Forex Poll)
- Best Overall Domestic Services in Malaysia (Trade Finance Poll)
- Best Local Cash Management in Malaysia (Poll of Polls)
- Best Local Fx Bank in Malaysia (Poll of Polls)
- Best Trade Finance Bank in Malaysia (Poll of Polls)

Maybank Group and the Community

THE MAYBANK GROUP CONTINUES TO BE MINDFUL OF ITS CORPORATE SOCIAL RESPONSIBILITY AND ENDEAVOURS TO SUPPORT PROGRAMMES THAT PROVIDE MAXIMUM BENEFIT TO THE NEEDY AS WELL AS THE WIDER COMMUNITY. AS A GROUP COMMITTED TO KNOWING ITS STAKEHOLDERS BETTER, WE ENSURE THAT A SIGNIFICANT AMOUNT IS SET ASIDE EACH YEAR FOR THE BETTERMENT OF THE COMMUNITY.

The main areas of the Group's community relations focus included the following:

WELFARE & CHARITIES


MAJLIS PENYERAHA
MANGSA TR
Mangsa Tragedi Tsunami
RM1,000,000.00

A major project undertaken during the year in review was a humanitarian campaign in December 2004 in aid of the victims of the Asian Tsunami disaster. The Maybank Group made an immediate contribution of RM1 million to the victims when the disaster occurred, with RM800,000 being channelled to the Malaysian National Disaster Management and Relief Committee and RM200,000 to the Indonesian government's Tabung Bencana Tsunami Indonesia. In addition to this, Maybank collaborated with the Star Publications to set up the *Star/Maybank Tsunami Relief Fund* and with Utusan Malaysia for the *Tabung Kemanusiaan Aceh Utusan-Maybank* to garner public support in raising additional funds for the victims of the disaster, channels, including the online banking service Maybank2u.com, for the public to make their contributions. A total of RM4,169,106.88 was raised for both these funds. In Singapore, Maybank assisted foreign workers there in rebuilding their homes by waiving remittance charges to Tsunami-affected countries. Maybank staff in Singapore also donated S$26,000 to the Singapore Red Cross Society's Tidal Waves Asia Fund.

As part of the Merdeka Celebration in 2004, the Maybank Group contributed RM200,000 to the Armed Forces Veteran's Fund in appreciation of their efforts in maintaining peace in our country. The Group also initiated a fund-raising exercise during the Merdeka public. This was then channelled to the Armed Forces Welfare Fund. During the Hari Raya and Chinese New Year festivals, hampers and cash donations were distributed to children and patients at Hospital Selayang and Hospital Universiti Kebangsaan Malaysia. For the Deepavali celebrations, the Group, in collaboration with ERA Consumer invited 100 underprivileged Indian women from ERA Community Centres for the Empowerment of Indian Women in Malaysia for a Deepavali celebration at Menara Maybank where gift hampers and cash donations were given away.

The Maybank Group also supported various welfare organisations and humanitarian projects such as MERCY Malaysia's Darfur Appeal, status of the poor and needy in Kedah as well as the Spastic Children's Association in Johor Bahru.

In the Philippines, staff of Maybank Philippines (MPI) continued to show their support to the ABS-CBN Sagip Kapamilya project by making donations in aid of the many families ravaged by the two super typhoons that hit Quezon and Aurora provinces in December 2004. MPI also collected contributions for its annual "MaybanKalinga" donation drive, which were channeled to Caritas Manila. Toys and books from the staff were also donated to the Caritas' children's library.

MEDICAL & HEALTHCARE

The Group also continued providing support to the Maybank Group Bone Marrow Transplant Centre at Hospital Universiti Kebangsaan Malaysia and the Maybank Group Liver Transplant Centre at Hospital Selayang which were both established with assistance from the Group. In addition, the Tabung Kebajikan Kumpulan Maybank (TKKM) continued its annual practice of contributing to public hospitals, this time with donations of medical equipment worth over RM150,000 to hospitals in Kuala Terengganu and Hulu Terengganu. Maybank Singapore collaborated with 120 primary schools and assisted in a Flag Day donation drive, which netted over S$22,000 for the Kidney Dialysis Foundation. Two blood donation drives were also organised at Menara Maybank and at Dataran Maybank.




Tabung Amanah Transplan Hepar Hospital Selayang
RM20,000.00

SPORTS DEVELOPMENT

The Group's employees continued to represent the nation in various sporting activities namely hockey, badminton and athletics. Contributions were also made to many other sporting events such as golf, lawn bowling and the Special Olympics for the disabled in Sibu, Sarawak. Our continuing sponsorship enabled Malaysians to pursue excellence in these sports.



EDUCATION & LEARNING

More than RM1.2 million was distributed in the form of academic excellence awards, scholarships for tertiary students as well as sponsorships for other education-related programmes during the year. Incentive awards were presented to 204 children of Maybank Group employees as part of the Group's commitment to recognise and reward excellence. Account holders of Maybank Yippie Club savings account who excelled in public examinations were also awarded cash rewards.

Maybank, as one of the trustees of the Perdana Leadership Foundation (PLF), a self supporting organisation dedicated to research on the legacies of the past prime ministers of Malaysia, continued to support PLF's activities. Maybank undertook the public relations programme to promote PLF's activities culminating in the official launch of the Foundation by the Prime Minister in May 2005. Among other major sponsorships which focused on enhancing knowledge and learning were for the Minggu Saham Amanah & the World Investment Challenge in May 2005 and the Euromoney Conference – "Remaking Malaysia: Investing in the New Malaysia" in August 2004.


Anugerah Biasiswa
RM286,000.00

ARTS & CULTURE

In the area of arts and culture, artists continued to receive exposure of their works through exhibitions at Balai Seni Maybank while the public were once again treated to unique expressions of art at the gallery. During the year in review, two major exhibitions were held at Balai Seni Maybank. The first was an exhibition entitled "Lambaian Kelantan 2004" which was launched by The Sultan of Kelantan Darulnaim, DYMM Tuanku Sultan Ismail Petra Ibni Al-Marhum Sultan Yahya. This event featured 60 artworks by members of Kelantan Artists' Association (Persatuan Seni Lukis Kelantan) [PESENI] and was the first such national exhibition by the association outside Kelantan. In the second exhibition, Tun Dr Mahathir bin Mohamad, former Prime Minister of Malaysia launched the works of Syrian artist, Eyad Elsibaie in an exhibition entitled "Golden Passage through the World of Arabic calligraphy". This event was the first of its kind which displayed Islamic calligraphy art works individually designed and made from industrial gold.



ENVIRONMENTAL CONSERVATION

In environmental conservation, the Maybank Group continued its sponsorship of wildlife species at Zoo Negara, Melaka Zoo and the Taiping Zoo for the upkeep of the Sumatran tigers and rare fish owls. These on-going sponsorships which commenced in 1977 with Zoo Negara, and later expanded to include the other zoos, reflect the Group's commitment to assist in the conservation of endangered species which are part of the country's rich wildlife heritage.



GROUP Corporate Highlights


AWARDS
and Recognition



DECEMBER 2004
Maybank received the National Award for Management Accounting (NAfMA) Best Practice 2004 at its inaugural presentation ceremony held in Kuala Lumpur.

FEBRUARY 2005
Maybank Group received a total of eight awards at the Asiamoney Annual Awards 2005 making it the financial services group with the most number of awards received in Malaysia. Maybank received awards for Best Cash Management – Local; Best Local Foreign Exchange Provider and Trade Finance for Best Overall Domestic Services. Maybank also received awards in the 15th Anniversary Poll of Polls (past 15 years) for Best Local Cash Management, Best Local Forex and Best Trade Finance (Overall). Aseambankers, the merchant banking unit of Maybank Group received awards in two categories: Participation in Malaysian Deal of the Year and Regional Deals of the Year (Local Currency).



MARCH 2005
Maybank received the "Quality Management Excellence Award" from the Ministry of International Trade and Industry (MITI).



JUNE 2005
Maybankard was awarded with Gold and Bronze Awards for Best Use of Newspaper category at the Malaysia Media Awards 2005. The awards by the Media Specialist Association were for its efforts in the "Maybankard Travel Treats" and "The Hip List" campaign for Maybank Credit Card.




New &
INNOVATIVE
Products and
SERVICES

JULY 2004
Mayban Unit Trust Berhad introduced its 13th unit trust fund, Mayban Dana Fitrah1 – Capital Protected Fund [MDF1(CP)] with an approved fund size of RM150 million. The investment objective of MDF1(CP) is to protect the initial capital of the Fund at maturity and at the same time provide an opportunity of potential returns better than the prevailing profit rates of the 12-month Mudharabah Deposits of major banks.

AUGUST 2004
Maybank launched the first comprehensive financial solutions package, Maybank Graduate Banking, a specially designed package of products for young graduates between the ages of 20 to 28 years. It consists of a unique 4-in-1 package for auto financing, life insurance, credit card and internet banking facility.



Maybank launched Maybank ITplus, a specially developed new IT financing package for small and medium enterprises (SMEs) to obtain financing for their information and communication technology (ICT) needs.

Maybank launched its First Global Leverage Plan which provides investors a 5-year capital safe haven plus potentially better returns upon maturity of the investment. The plan also provides life insurance coverage upon death.

JANUARY 2005
Mayban Life Assurance Berhad launched Premier Capital Income (PCI), an investment retirement plan that provides savings and protection as well as offers financial independence for retirement. PCI is a single premium endowment plan offering two options with a tenure of 8 years each. Investors will also enjoy insurance coverage of up to 125% of the invested capital during the tenure period.


Maybankard
FLEX

SEPTEMBER 2004
Maybank launched the Maybankard Flex, a credit card specially designed and created for young professionals to reflect the lifestyle of their choice. The Flex card was Maybank's first chip-based credit card in the series of Maybank smart cards to be introduced. Its innovative and unique features offers payment security, four different designs to choose from and a host of privileges and benefits such as annual fee waiver, great savings and payment convenience.

OCTOBER 2004
Maybank Group launched the first Takaful term protection plan, Takaful Amal, that pays the death benefit directly to the beneficiary. It incorporates three principal benefits comprising a death and total permanent disability benefit, immediate funeral expenses benefit and a survival benefit or "hibah". In addition, customers will also enjoy the profit sharing benefit.

Mayban Linked Invest (MLI), a new investment-linked product that offers investors protection and capital appreciation on their investments, was launched. MLI offers investors security in the form of investment in a choice of funds for potential capital gain and full protection coverage by a whole life insurance policy.

NOVEMBER 2004
Mayban Unit Trust Berhad launched the Mayban Lifestyle Unit Trust Funds (MLTF) series comprising the Mayban Lifestyle Trust Fund Today, Mayban Lifestyle Trust Fund 2009 and Mayban Lifestyle Trust Fund 2014. MLTF is designed to be dynamic and structured to grow with investors at different stages of their lives. Each fund with an approved fund size of 250 million units at 50 sen each or RM150 million, offers an investment horizon ranging from the present to a 5-year or a 9-year investment time frame.

MARCH 2005
Maybank Group launched a new investment-linked product called Premier Value Savers (PVS), designed to meet customers' changing needs and lifestyles at different stages in their lives. PVS is underwritten by Mayban Life Assurance Berhad.

Maybank Group launched the "Just 3 to Win" campaign that offered customers a host of competitive financial products and exciting rewards. During the three months beginning 3 March to 3 June 2005 customers could choose from a range of products from home to automobile financing, investment plans to credit cards as well as insurance plans that provide savings, wealth creation and protection.



GROUP**CORPORATE**HIGHLIGHTS

Maybank Group introduced two new Syariah-compliant products, Takaful Alif, a unique education endowment plan and Maxihome-i, the variable rate Islamic home financing that provides customers added savings when the financing rate comes down.

Mayban General Assurance Berhad launched a new marine cargo insurance scheme, Mayban MAST (Marine insurance for Air, Sea and inland Transit) for enterprise customers of the Maybank Group.

APRIL 2005

Maybank launched Senior PA, a protection plan for senior persons. Senior PA provides higher coverage for medical, disability, nursing and recovery benefits. The plan was introduced with broad age band coverage, giving the opportunity for the younger generation to show their filial piety by providing protection to their parents against unexpected accidents.

Maybank became the first commercial bank to offer a complete online electronic share application service for Initial Public Offering (IPOs) on Bursa Malaysia via its internet banking portal at Maybank2u.com.

Maybank Philippines' very own remittance facility named Money2U began to allow Overseas Filipino Workers (OFWs) in Malaysia to remit money more conveniently to their loved ones in the Philippines. Money2U lets the OFWs utilise Maybank branches and forex booths in Malaysia for a minimum fee of RM10 as well as accepts remittances for crediting to deposit accounts maintained in Maybank Philippines and other banks in the country.

MAY 2005

Maybank collaborated with one of the world's leading IT companies, Intel, to offer small and medium enterprises (SMEs) more affordable financing facility as well as a wider range of information and communication technology (ICT) products and solutions. Through this collaboration, Maybank will be providing two types of financing for IT purchases, i.e. the Maybank ITplus package and the Maybankard EzyPay Scheme for Maybankard Credit Card holders.

JUNE 2005

Maybank launched its first Syariah-compliant investment-linked product called Takaful Capital Protected (TCP). The plan helps customers obtain higher returns than fixed deposits and at the same time, offers protection by minimising risk. The 5-year innovative and dynamic closed-end plan offered an investment strategy that places a larger sum of savings into fixed income and the balance in equity, both domestic and global for higher returns.

Maybank GlobalExcel (GXL), a 5-year closed end investment linked plan was launched. The plan, underwritten by Mayban Life Assurance Berhad, is aimed at providing upward potential of global investment while at the same time limiting the downside risk to the customers' initial capital. With GXL, up to 30% of the investment is allocated into global and/or local equities and the remaining 70% into fixed income.

Mayban Unit Trust Berhad launched Mayban i-trust Fund (Mi 2008), an Islamic Institutional Bond Fund with fixed investment tenure of 3 years, maturing in 2008. The investment objective of Mi 2008 is to preserve the initial capital of the Fund and seek returns through investments in Islamic Bonds and Debt Securities of a minimum rating of A2 by Rating Agency of Malaysia (RAM) or A by Malaysian Rating Corporation.


Key Corporate
EVENTS



JULY 2004

Maybank signed an agreement with a consortium of nine financial institutions for a US$250 million Syndicated Term Loan Facility to fund its US Dollar denominated business. The three-year facility with a pricing of LIBOR + 19.5 basis points established a new benchmark for Malaysian financial institutions at that time as it represented the first transaction of its kind to be priced at a spread of sub-20 basis points.

Maybank Singapore sponsored a Seminar and Dialogue Session with Malaysia's Minister of International Trade and Industry, Dato' Seri Rafidah Aziz in the republic. The forum provided the opportunity for customers and Singaporean businessmen to network with Malaysian businessmen and government officials, as well as better understand the business regulations, policies and investment incentives in Malaysia. Maybank has been supporting this event for the last 10 years.


SEMINAR ON INTENSIFYING MALAYSIA-SINGAPORE
BUSINESS CO-OPERATION

Following the success of the first Malay Financial Planning Conference, Maybank Singapore and Berita Harian presented the event this year to help the Malay community in the republic understand the benefits of financial planning. Mr Lim Hng Kiang, Minister, Prime Minister's Office and Second Minister for Finance of Singapore was the


MAYBANK-PRUDENTIAL BANCASSURANCE PARTNERSHIP

Maybank and Prudential Assurance announced a long-term life insurance distribution agreement in Singapore. The bancassurance distribution agreement brought together two powerful retail brands that share similar corporate values and business philosophies.

Maybank Philippines partnered with Philam Asset Management, Inc. (PAMI), a company under the wing of AIG and Philamlife, for the full distributorship of mutual funds.

AUGUST 2004

Maybank Group announced a record pre-tax profit of RM3.358 billion for the year ended 30 June 2004, up 28.2% from RM2.619 billion in the corresponding period last year. Net profit for the Group was RM2.424 billion, a 21.4% increase from last year.

SEPTEMBER 2004

Maybank signed an agreement with Amanah Saham Nasional Berhad (ASNB), a wholly owned company of Permodalan Nasional Berhad (PNB) for Maybank's eDividend solution. The eDividend system is one of the on-line modules of Maybank2e.net, Maybank's web-based cash management portal for its enterprise customers. The eDividend system streamlines the processing of ASNB's dividend issuance and automates the handling process, such as dividend and tax calculations, processing and various modes of dividend payment to shareholders.


ASNB
Maybank

OCTOBER 2004

The entire operations and business of Mayban Finance Berhad were vested into Maybank from 1 October 2004.

NOVEMBER 2004

Maybank Group recorded a profit before tax of RM793.2 million for the quarter ended 30 September 2004, a 13.2% increase from the RM700.6 million registered in the previous corresponding quarter ending September 2003. Profit after tax for the quarter rose 11% to RM555.0 million from the RM501.2 million in the previous corresponding period.

FEBRUARY 2005

Maybank Group announced an increase of 18.3% in its pre-tax profit to RM1.77 billion for the half year ended 31 December 2004, from RM1.5 billion in the previous corresponding period. Profit after tax for the Group increased by 14% to RM1.25 billion from RM1.09 billion previously.

Maybank successfully entered into a landmark deal for a USD500 million Term Loan facility from 11 global banks. The pricing level for this three-year facility at a spread of LIBOR + 18 basis points established another new benchmark for a Malaysian financial institution. The bookrunners of the facility were Barclays Capital, Citigroup and Mizuho Financial Group, while the other participating banks were Bank of China, Bayern LB, Calyon, Fortis Bank, HSH Nordbank AG, UFJ Bank, Dresdner Bank AG and DZ Bank AG.

The newly renovated Textile Centre Branch in Singapore was officially launched by the President and CEO of Maybank, Datuk Amirsham A. Aziz.



APRIL 2005

The Maybank Group hosted a seminar entitled "Fuelling Win-Win Partnerships" for members of the Malaysian Oil & Gas Services Council (MOGSC) and companies related to the oil & gas services sector. The seminar, held for the first time for MOGSC members was aimed at creating awareness of the type of financing facilities available to the oil & gas services sector.

Maybank and its investment banking entity, Aseambankers Malaysia Berhad were joint Gold Sponsors for the SMI Malaysia roadshow. The sponsorship was to enable the SMI Association of Malaysia to hold a series of roadshows aimed at assisting SMEs seek funding with IPO as a strategic option. The roadshow entitled 'Funding & IPO for SMEs Roadshow' was held at various states over a two month period.



Mayban Ventures Sdn Bhd (MVSB) signed a joint agreement with Silver Bird Group Berhad and Employees Provident Fund (EPF) for the setting of Silver Bird International Sdn Bhd (SBI), to tap on the lucrative bakery industry in southern region of Malaysia as well as Singapore and Asean. MVSB and EPF would inject a maximum of RM7.5 million and RM22.5 million for a 10% and 30% equity stake in SBI respectively.

GROUP**CORPORATE**HIGHLIGHTS

MAY 2005
The Maybank Group announced a profit after tax of RM1.94 billion for the nine months period ended March 2005, an 8.9% increase from the RM1.78 billion registered in the previous corresponding period ended March 2004. Profit before tax for the period rose 6.2% to RM2.69 billion from RM2.53 billion in the previous corresponding period.

Maybank announced the establishment of its Sponsored Level-1 American Depository Receipt (ADR) Program to facilitate the purchase of Maybank shares by investors in the United States of America.

Maybank signed an agreement with two unit trust management companies, Hwang-DBS Unit Trust Berhad and Pheim Unit Trusts Berhad to distribute their unit trusts at the bank's branches in Malaysia.


Reaching Out to the
COMMUNITY

SEPTEMBER 2004
Maybank Group contributed RM20,000 to the Spastic Children's Association of Johor in conjunction with its Board meeting held in Johor Bahru. Datin Mary Ho, wife of Maybank Vice Chairman presented the cheque to Yang Mulia Tunku Yan Nazihah binti Tunku Laxamana Nasir, Chairwoman of the Spastic Children's Association Management Committee.


KUMPULANMAYBANK
RM20,000.00

OCTOBER 2004
Vice Chairman of Maybank, Dato' Richard Ho Ung Hun presented a cheque of RM200,000 from the Maybank Group to YAB Dato' Seri Mohd Najib bin Tun Haji Abdul Razak, Deputy Prime Minister and Defence Minister for Yayasan Veteran Angkatan Tentera Malaysia in conjunction with the Merdeka Celebration 2004.


RM200,000.00

At the same ceremony, a contribution of RM26,828.27 was also presented to the Armed Forces Welfare Fund. This amount was raised through a public donation campaign

NOVEMBER 2004
DYMM Tuanku Sultan Ismail Petra Ibni Al-Marhum Sultan Yahya Petra, the Sultan of Kelantan Darul Naim officially launched an art exhibition entitled "Lambaian Kelantan 2004" at Balai Seni Maybank. Maybank sponsored the exhibition in collaboration with Persatuan Seni Lukis Kelantan (PESENI). The exhibition featured more than 60 artworks of PESENI members, comprising both amateur and professional Kelantanese artists.



In conjunction with the Hari Raya celebration, the Maybank Group visited the patients at the Liver Transplant Centre and paediatric wards of Hospital Selayang Kuala Lumpur and donated RM20,000 to the Tabung Amanah Transplan Hepar Hospital Selayang to fund any urgent requirements of its Liver Transplant Centre. The Maybank Group had contributed RM5 million to the Ministry of Health to help set up the Centre at the hospital in 2002.

Maybank Group held a unique Deepavali celebration with 100 underprivileged Indian women from ERA Community Centres for the Empowerment of Indian Women in Malaysia. They were treated to traditional "Deepavali goodies" as well as received hampers and cash contributions totalling RM20,000 from Maybank Group.

DECEMBER 2004
Maybank Group pledged RM1 million to those affected by the Tsunami disaster. Of this contribution, a total of RM800,000 was channelled to the Malaysian National Disaster Management and Relief Committee while another RM200,000 was donated to the Indonesian government's Tabung Bencana Tsunami Indonesia.

Maybank also initiated two fund collection campaigns, in collaboration with The Star and Utusan Malaysia newspapers respectively, by offering convenient channels for those who wished to contribute to victims of the Tsunami disaster. A total of RM4,169,106.88 excluding the RM1 million contribution by Maybank was raised from these two campaigns.

Maybank Singapore helped foreign workers in Singapore in rebuilding their homes by waiving remittance charges to the Tsunami-affected countries. The Bank also facilitated donations by its customers to the Singapore Red Cross Society's Tidal Waves Asia Fund via its online banking service and ATMs. In addition, Maybank staff in Singapore donated S$26,000 to the Tidal Waves Asia Fund.

JANUARY 2005
Tun Dr Mahathir bin Mohamad, former Prime Minister of Malaysia officiated an art exhibition by Syrian artist Eyad Elsibaie entitled "Golden Passage through the world of Arabic Calligraphy". Sponsored and hosted by Maybank, the exhibition was the first of its kind in Malaysia and featured 50 handmade Islamic calligraphy art works with each script in the calligraphy individually designed and made from industrial gold.


Maybank


RM1,301,165.26
Sumbangan ikhlas daripada rakyat Malaysia
1,000,000.
Tabung Bantuan Bencana Negara
RM2,867,941.62
Sumbangan ikhlas daripada rakyat Malaysia

MARCH 2005
Deputy Prime Minister Datuk Sri Mohd Najib bin Tun Razak received a contribution total of RM5,169,106.88 for victims of the recent Asian Tsunami tragedy from the Maybank Group, Star Publications and Kumpulan Utusan. This amount comprised Maybank Group's contribution of RM1 million as well as the Star/Maybank Tsunami Relief Fund's amount of RM2,867,941.62 and another RM1,301,165.26 from the Tabung Kemanusiaan Aceh Utusan-Maybank.

Maybank Singapore together with the Kidney Dialysis Foundation (KDF) reached out to 120 primary schools to share a portion of their Lunar New Year Ang Bao collection with people suffering from kidney disease who cannot afford the high costs of dialysis and medical treatment. A total of S$12,800 was

JUNE 2005
More than 40 Maybank staff in Singapore gave up their lunch breaks on 1 June to help the Kidney Dialysis Foundation (KDF) in collecting donations during their Flag Day. Through their support and the top-up by the Bank, the total collection was S$10,000. KDF collected


RM20,000.00

FEBRUARY 2005
Maybank Group hosted a Chinese New Year celebration with about 100 patients of the Bone Marrow Transplant Centre and the pediatric wards at Hospital Universiti Kebangsaan Malaysia. Dato' Richard Ho, Vice Chairman of Maybank also presented the Group's contribution of RM20,000 to the Centre to fund specific needs in the hospital's transplant programme. Maybank had contributed about RM800,000 in the past to assist in the setting up and operations of the Centre.

Maybank Philippines continued to show its support to the ABS-CBN Sagip Kapamilya project by making a second round of donations in aid of the many families ravaged by the two super typhoons that hit Quezon and Aurora provinces in December 2004.


caritas

Caritas Manila was once again the recipient of Maybank Philippines' annual donation drive, MaybanKalinga, which culminated in January 2005. The donations gathered from Maybank employees, comprised mostly toys and books to help build Caritas' children's library. Donations gathered through the Caritas Cans decked in all Metro Manila branches were also presented to the institution.

ANALYSIS OF SHAREHOLDINGS

AS AT 16 AUGUST 2005

Authorised Share Capital : 10,000,000,000
Paid-Up Share Capital : 3,724,872,121
Class of Shares : Ordinary Share of RM1 each
Voting Right : 1 vote per Ordinary Share

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares Held	% of Issued Capital
Less than 100	418	1.14	9,964	0.00
100 to 1,000 shares	12,110	33.08	8,328,497	0.22
1,001 to 10,000 shares	18,264	49.88	70,952,198	1.91
10,001 to 100,000 shares	4,836	13.21	128,809,938	3.46
100,001 to less than 5% of issued shares	982	2.68	1,396,211,013	37.48
5% and above of issued shares	3	0.01	2,120,560,511	56.93
TOTAL	36,613	100.00	3,724,872,121	100.00

SUBSTANTIAL SHAREHOLDERS

No.	Name of Shareholders	No. of Shares Held	% of Shares
1.	Amanah Raya Nominees (Tempatan) Sdn Bhd (Skim Amanah Saham Bumiputera)	1,192,502,075	32.01
2.	Permodalan Nasional Berhad	627,453,487	16.84
3.	Employees Provident Fund Board	300,604,949	8.07

TOP THIRTY SHAREHOLDERS

No.	Name of Shareholders	No. of Shares Held	% of Shares
1.	Amanah Raya Nominees (Tempatan) Sdn Bhd (Skim Amanah Saham Bumiputera)	1,192,502,075	32.01
2.	Permodalan Nasional Berhad	627,453,487	16.84
3.	Employees Provident Fund Board	300,604,949	8.07
4.	Cimsec Nominees (Tempatan) Sdn Bhd (Security Trustee (KCW Issue 1))	108,035,500	2.90
5.	Lembaga Kemajuan Tanah Persekutuan (Felda)	99,697,725	2.68
6.	Cartaban Nominees (Asing) Sdn Bhd (SSBT Fund GB01 for Harbor International Fund)	50,600,000	1.36
7.	Valuecap Sdn Bhd	50,278,500	1.35
8.	Cimsec Nominees (Tempatan) Sdn Bhd (Security Trustee (KCW Issue 2))	48,500,000	1.30
9.	Amanah Raya Nominees (Tempatan) Sdn Bhd (Amanah Saham Malaysia)	34,137,300	0.92

TOP THIRTY SHAREHOLDERS (Cont'd.)

No.	Name of Shareholders	No. of Shares Held	% of Shares
10.	Malaysia Nominees (Tempatan) Sendirian Bhd (Great Eastern Life Assurance (Malaysia) Berhad (Par 1))	30,661,712	0.82
11.	Amanah Raya Nominees (Tempatan) Sdn Bhd (Amanah Saham Wawasan 2020)	24,349,300	0.65
12.	HSBC Nominees (Asing) Sdn Bhd (Emerging Markets Growth Fund)	24,181,750	0.65
13.	Cartaban Nominees (Asing) Sdn Bhd (Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C))	16,277,900	0.44
14.	Cartaban Nominees (Asing) Sdn Bhd (Investors Bank And Trust Company for Ishares, Inc)	13,227,500	0.35
15.	HSBC Nominees (Asing) Sdn Bhd (JPMCB for Europacific Growth Fund)	13,150,300	0.35
16.	HSBC Nominees (Asing) Sdn Bhd (Capital International Emerging Markets Investment Fund)	11,829,600	0.32
17.	Kumpulan Wang Amanah Pencen	11,801,800	0.32
18.	Cartaban Nominees (Tempatan) Sdn Bhd (Amanah SSCM Nominees (Tempatan) Sdn Bhd for Employees Provident Fund Board (JF404))	11,501,400	0.31
19.	Yong Siew Yoon	11,374,998	0.31
20.	Pertubuhan Keselamatan Sosial	11,267,450	0.30
21.	HSBC Nominees (Asing) Sdn Bhd (Abu Dhabi Investment Authority)	11,177,160	0.30
22.	HSBC Nominees (Asing) Sdn Bhd (JPMCB for Capital World Growth and Income Fund, Inc)	10,965,300	0.29
23.	Citicorp Nominees (Tempatan) Sdn Bhd (ING Insurance Berhad (Inv-IL Par))	10,089,300	0.27
24.	Cartaban Nominees (Asing) Sdn Bhd (Government of Singapore Investment Corporation Pte Ltd for Monetary Authority of Singapore (H))	9,759,100	0.26
25.	Kumpulan Wang Amanah Pencen	9,566,300	0.26
26.	Cartaban Nominees (Asing) Sdn Bhd (SSBT Fund HG09 for International Fund (AM Funds Ins SR))	9,500,000	0.26
27.	Cartaban Nominees (Asing) Sdn Bhd (State Street Australia Fund Q3VD for Fullerton (Private) Limited)	9,500,000	0.26
28.	HSBC Nominees (Tempatan) Sdn Bhd (Nomura Asset Mgmt Sg for Employees Provident Fund)	9,493,300	0.25
29.	HDM Nominees (Asing) Sdn Bhd (Lim & Tan Securities Pte Ltd for Topview Holdings Limited)	9,381,900	0.25
30.	Kumpulan Wang Amanah Pencen	9,221,800	0.25
	TOTAL	2,790,087,406	74.90

CLASSIFICATION OF SHAREHOLDERS

AS AT 16 AUGUST 2005

Category	No. of Shareholders		No. of Shareholdings		% of Total Shareholdings	
	Malaysian	Foreign	Malaysian	Foreign	Malaysian	Foreign
INDIVIDUAL						
a. Bumiputera	4,355		15,539,146		0.42	
b. Chinese	19,825		111,799,518		3.00	
c. Indian	1,076		4,324,565		0.12	
d. Others	189	1,673	765,134	21,827,919	0.02	0.59
BODY CORPORATE						
a. Banks/Finance	36	1	991,141,286	7,000	26.61	
b. Investment/Trust	63		3,450,151		0.09	
c. Societies	14		674,275		0.02	
d. Industrial	468	56	52,146,123	5,098,781	1.40	0.14
GOVERNMENT AGENCIES/INSTITUTION	30		191,593,897		5.14	
NOMINEES	3,375	5,452	1,632,366,265	694,138,061	43.82	18.63
TOTAL	29,431	7,182	3,003,800,360	721,071,761	80.64	19.36

CHANGES IN SHARE CAPITAL

AUTHORISED SHARE CAPITAL

The present authorised share capital of the Bank is RM10,000,000,000 divided into 10,000,000,000 ordinary shares of RM1.00 each. Details of changes in its authorised share capital since its incorporation are as follows:-

Date	Increase in Authorised Share Capital	Total Authorised Share Capital
31-05-1960	20,000,000	20,000,000
06-09-1962	30,000,000	50,000,000
09-04-1977	150,000,000	200,000,000
17-01-1981	300,000,000	500,000,000
06-10-1990	500,000,000	1,000,000,000
09-10-1993	1,000,000,000	2,000,000,000
19-06-1998	2,000,000,000	4,000,000,000
11-08-2004	6,000,000,000	10,000,000,000

ISSUED AND PAID-UP SHARE CAPITAL

Details of changes in the Bank's issued and paid-up share capital since its incorporation are as follows:-

Date of Allotment	No. of Ordinary Shares Allotted	Par Value RM	Consideration	Resultant Total Issued and Paid-Up Capital RM'000
31-05-1960	1,500,000	5.00	Cash	7,500,000
18-05-1961	500,000	5.00	Cash	10,000,000
31-05-1962	1,000,000	5.00	Rights Issue (1:2) at RM7.00 per share	15,000,000
21-08-1968	1,500,000	5.00	Rights Issue (1:2) at RM7.00 per share	22,500,000
04-01-1971	22,500,000	1.00*	Rights Issue (1:1) at RM1.50 per share	45,000,000
06-05-1977	15,000,000	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:3)	60,000,000
23-06-1977	30,000,000	1.00	Rights Issue (1:2) at RM3.00 per share	90,000,000
21-02-1981	30,000,000	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:3)	120,000,000
10-04-1981	60,000,000	1.00	Rights Issue (1:2) at RM4.00 per share	180,000,000
14-11-1984	45,000,000	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:4)	225,000,000
28-12-1984	45,000,000	1.00	Rights Issue (1:4) at RM6.00 per share	270,000,000
31-11-1985	68,249	1.00	Conversion of Unsecured Notes	270,068,249
15-11-1986	9,199,999	1.00	Issued in exchange for purchase of Kota Discount Berhad (Now known as Mayban Discount Berhad)	279,268,248
01-12-1986	10,550	1.00	Conversion of Unsecured Notes	279,278,798
29-07-1987 to 20-10-1987	90,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	279,368,798
30-11-1987	11,916	1.00	Conversion of Unsecured Notes	279,380,714
08-06-1988	27,938,071	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:10)	307,318,785
30-11-1988	10,725	1.00	Conversion of Unsecured Notes	307,329,510
16-03-1989 to 21-06-1989	9,198,206	1.00	Exchange for Kwong Yik Bank Berhad ("KYBB") shares	316,527,716
11-07-1989 to 23-11-1989	7,555,900	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	324,083,616
30-11-1989	46,174,316	1.00	Conversion of Unsecured Notes	370,257,932
01-12-1989 to 24-10-1990	4,508,900	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	374,766,832
16-11-1990	187,383,416	1.00	Capitalisation of Share Premium (Bonus Issue 1:2)	562,150,248
27-11-1990	11,550	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	562,161,798
30-11-1990	280,497	1.00	Conversion of Unsecured Notes	562,442,295
03-01-1991	3,300	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	562,445,595
03-01-1991	188,991,002	1.00	Rights Issue (1:2) at RM5.00 per share	751,436,597
04-01-1991	4,950	1.00	Rights Issue (1:2) upon ESOS at RM5.00 per share	751,441,547
25-01-1991 to 28-11-1991	726,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	752,167,547
30-11-1991	35,197	1.00	Conversion of Unsecured Notes	752,202,744
11-12-1991 to 20-05-1992	5,566,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	757,768,744
30-11-1992 to 30-11-1993	3,153,442	1.00	Conversion of Unsecured Notes	760,922,186
18-01-1994	380,461,093	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:2)	1,141,383,279
29-12-1994	2,030,428	1.00	Conversion of Unsecured Notes	1,143,413,707
9-06-1998	1,143,413,707	1.00	Capitalisation of Share Premium and Retained Profit Account (Bonus Issue 1:1)	2,286,827,414
1-09-1998 to 09-10-2001	72,909,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	2,359,736,414
3-10-2001	1,179,868,307	1.00	Capitalisation of Retained Profit Account (Bonus Issue 1:2)	3,539,604,721
5-10-2001 to 05-08-2003	60,567,200	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	3,600,171,921
9-09-2004 to 16-08-2005	123,766,200	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	3,724,872,121

The par value of the Bank's shares was changed from RM5.00 to RM1.00 on 25 November 1968.

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- ✓ No premium increase with age

Purchasing the new Maybank Senior PA for your parents or yourself is certainly a smart move. It protects against injuries sustained unexpectedly, whether financially or by giving peace of mind.

The Maybank Senior PA is created exclusively to care for Malaysians of up to age 70 against accidents.

Also, the plan is renewable until the insured individual reaches 75 years of age. From as low as 77 sen a day, you enjoy a choice of 3 plans – choose the plan that suits you best.

Why wait for it to be too late? Apply for a Maybank Senior PA Plan today. **After all, knowing what matters to you is our business.**

This plan is underwritten by Mayban General Assurance Berhad (4157-A)

Malayan Banking Berhad (3813-K)

Come to our branches **Call** 03-7844 3668 **Click** www.maybank2u.com


Maybank

MAYBANKSHAREPRICEREVIEW

Maybank Share Price and Kuala Lumpur Composite Index



RM Per Share
13
12
11
10
9
8
7
6
Index Points
950
900
850
800
750
700
July '03
Aug '03
Sep '03
Oct '03
Nov '03
Dec '04
Jan '04
Feb '04
Mar '04
Apr '04
May '04
Jun '04
Maybank Share Price
Kuala Lumpur Composite Index

The operating environment of FY 04/05 was challenging with the world economy passing the peak of its present cycle. Given the accompanying moderating growth in the domestic economy, the Kuala Lumpur Composite Index remained range bound around 800 points for much of the review period.

As for Maybank shares, the average daily turnover increased by 58% to 3.47 million shares compared to the previous financial year. The gain in the share price over the period was 7.92% which compared favourably to the gain of 7.40% for banking stocks (excluding Maybank). Maybank's shares attained its highest level of RM12.60 on 19 January 2005. Although the price moderated subsequently, it remained between RM10.80 and RM12.50. The low of RM10.10 was attributed to the fall-out arising from the designation of certain counters in Bursa Malaysia. The average share price of RM11.33 during the review period was a 12% increase from the previous financial year.

Bursa Malaysia recorded a velocity of 27.13% for the review period compared to the regional average of between 60% to 80%. In this regard, for Maybank shares, the average velocity was 19.80%.

In FY 04/05, the Total Shareholder Return for Maybank was 12.9% compared to 11.9% for the Composite Index. As at 30 June 2005, the foreign shareholding stood at 19.19%.

FORMOFPROXY

FOR THE 45TH ANNUAL GENERAL MEETING

Number of shares held	
Telephone No.	

I/We *(Full name in capital)* ______________________

of *(Full address)* ______________________

being a Member/Members of Malayan Banking Berhad (3813-K), hereby appoint ______________________

(Full name in capital) ______________________

(Full address) ______________________

or failing him/her *(Full name in capital)* ______________________

of *(Full address)* ______________________

as my/our proxy to vote for me/us and on my/our behalf at the 45th Annual General Meeting of the Company to be held at Mahkota II, Ballroom Level, Hotel Istana, 73, Jalan Raja Chulan, 50200 Kuala Lumpur on Saturday, 8 October 2005 at 11.30 a.m. and at any adjournment thereof.

My/our proxy is to vote on the Resolutions as indicated by an "X" in the appropriate spaces below. If this form is returned without any indication as to how the proxy shall vote, the proxy shall vote or abstain as he/she thinks fit.

No.	Resolution	For	Against
1	Receive the Reports and Audited Accounts		
2	Declaration of Final Dividend and Special Dividend		
3	Re-election of Tan Sri Mohamed Basir bin Ahmad		
4	Re-election of Mohammad bin Abdullah		
5	Re-election of Datuk Abdul Rahman bin Mohd Ramli		
6	Re-election of Datuk Zainun Aishah binti Ahmad		
7	Re-appointment of Dato' Richard Ho Ung Hun		
8	Re-appointment of Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali		
9	To approve the directors' fees		
10	Re-appointment of Messrs. Ernst & Young as Auditors		
11	Authority under S132 D of the Companies Act, 1965 for the directors to issue shares		

Dated this __________ of __________ 2005

NOTES:

1. A Member entitled to attend and vote at the 45th AGM is entitled to appoint a proxy to attend and on a show of hands or on a poll, to vote instead of him. **A proxy shall be a Member of the Company, an Advocate, an approved Company Auditor or a person approved by the Companies Commission of Malaysia.**
2. Form of Proxy of a corporation shall be given under its Common Seal.
3. Duly completed Form of Proxy must be deposited at 14th Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, by 6 October 2005 at 11.30 a.m.
4. For a Form of Proxy executed outside Malaysia, the signature must be attested by a Solicitor, Notary Public, Consul or Magistrate.
5. For scripless shareholders, only members registered in the record of Depositors on or before 12.30 p.m. on 5 October 2005 shall be eligible to attend the Annual General Meeting.

PROPERTIES OWNED BY MAYBANK GROUP

Area	No of Properties Freehold	No of Properties Leasehold	Land Area (sq. m.)	Book Value as at 30.6.2005 (RM)
Maybank				
Kuala Lumpur	23	17	52,616.00	241,286,082.72
Johor Darul Takzim	34	10	19,172.05	55,301,695.38
Kedah Darul Aman	16	8	7,650.79	13,444,552.98
Kelantan Darul Naim	1	8	3,144.00	3,445,623.28
Melaka	2	6	3,798.56	7,713,705.54
Negeri Sembilan Darul Khusus	13	5	19,941.27	8,654,615.33
Pahang Darul Makmur	13	16	21,503.36	18,428,484.39
Perak Darul Ridzuan	24	8	12,597.85	18,916,560.77
Perlis Indera Kayangan	1	3	1,475.00	1,991,263.88
Pulau Pinang	28	4	13,986.26	30,787,531.97
Sabah	—	35	22,769.74	32,644,264.63
Sarawak	7	17	10,172.00	18,342,811.09
Selangor Darul Ehsan	33	16	108,530.80	125,949,743.68
Terengganu Darul Iman	8	2	4,955.00	5,526,720.94
Hong Kong	—	2	193.00	HKD1,547,027.78
London	—	6	1,215.00	GBP582,270.98
Singapore	12	11	26,713.00	S$114,437,115.47
Maybank International (L) Ltd				
W.P. Labuan	—	5	1,089.81	USD321,510.27
Mayban Securities				
Negeri Sembilan Darul Khusus	1	—	372.72	196,816.66
Perak Darul Ridzuan	1	—	260.00	266,358.35
Mayban Life Assurance Berhad				
Kuala Lumpur	—	1	4,506.00	98,346,313.33
Negeri Sembilan Darul Khusus	1	—	148.64	150,000.00

Area	No of Properties Freehold	No of Properties Leasehold	Land Area (sq. m.)	Book Value as at 30.6.2005 (RM)
Mayban General Assurance Berhad				
Kuala Lumpur	1	2	3,687.10	64,763,846.00
Perlis Indera Kayangan	—	1	130.00	163,970.00
Pahang Darul Makmur	1	—	185.80	345,014.00
Sabah	—	1	186.00	827,556.00
Sarawak	1	—	111.50	458,777.00
Pulau Pinang	1	—	171.00	607,906.00
Perak Darul Ridzuan	1	—	223.05	155,076.00
Singapore	—	1	638.00	S$518,616.00
Selangor Darul Ehsan	—	2	429.12	1,087,817.00
Johor Darul Takzim	1	—	125.41	655,000.00
Kedah Darul Aman	2	—	273.90	750,000.00
Mayban Discount Berhad				
Pahang Darul Makmur	1	—	102.91	179,487.58
Mayban PB Holdings				
Kuala Lumpur	1	2	1,205.32	5,905,962.68
Johor Darul Takzim	2	1	1,330.00	2,611,221.28
Kedah Darul Aman	1	—	370.00	821,352.40
Pahang Darul Makmur	1	2	595.42	1,223,827.58
Perak Darul Ridzuan	1	1	857.74	2,781,625.29
Pulau Pinang	1	—	445.93	945,490.39
Sabah	—	3	634.81	1,939,077.00
Sarawak	—	1	314.00	1,080,075.45
Selangor Darul Ehsan	2	2	1,594.77	3,896,163.72
Aseambankers Malaysia Berhad				
Negeri Sembilan Darul Khusus	—	2	219.25	343,831.37
Pahang Darul Makmur	—	1	126.20	205,291.03
Pulau Pinang	1	—	84.04	169,260.00

STAMP

CORPORATE SERVICES
MAYBANK
14th Floor, Menara Maybank
100, Jalan Tun Perak,
50050 Kuala Lumpur,
Malaysia.


Malaysia
352 branches
Singapore
22 branches
Philippines
45 branches
Brunei Darussalam
3 branches
Vietnam
2 branches
Jakarta, Indonesia
1 branch
Phnom Penh, Cambodia
1 branch
People's Republic of China
1 branch and
1 representative office
Hong Kong SAR
1 branch
Papua New Guinea
2 branches
London, UK
1 branch
Bahrain
1 branch
New York, USA
1 branch

MAYBANK GROUP GLOBAL NETWORK

Aseambankers Malaysia Bhd
1 branch

Mayban General Assurance Bhd
3 branches

Mayban Discount Bhd
1 branch

Mayban International Trust (Labuan) Bhd
1 branch

Maybank International (L) Ltd
1 branch

Mayban Investment Management Sdn Bhd
1 branch

Mayban Life Assurance Bhd
1 branch

Maybank Philippines Inc
45 branches

Maybank (PNG) Ltd (Papua New Guinea)
2 branches

Mayban Securities Sdn Bhd
2 branches

Mayban Takaful Bhd
1 branch

Mayban Trustees Bhd
1 branch

Mayban Unit Trust Bhd
1 branch

Mayban Ventures Sdn Bhd
1 branch

P.T. Bank Maybank Indocorp (Indonesia)
1 branch

GROUP**DIRECTORY**

COMMERCIAL BANKING

Maybank
14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

P.T. Bank Maybank Indocorp
BCD Tower Lt. 17
Jalan Jend. Sudirman Kav. 26
Jakarta 12920, Indonesia

Maybank Philippines Incorporated
Legaspi Towers 300
Roxas Boulevard
Manila, Philippines

Maybank (PNG) Ltd
Corner Waigani Road/Islander Drive
P.O. Box 882 Waigani, National Capital District
Papua New Guinea

Maybank International (L) Ltd
Level 16 (B), Main Office Tower
Financial Park Labuan
Jalan Merdeka, 87000
Wilayah Persekutuan Labuan

INVESTMENT BANKING

Aseambankers Malaysia Berhad
33rd Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban Ventures Sdn Bhd
26th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban Venture Capital Company Sdn Bhd
26th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban Discount Bhd
31st Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban-JAIC Capital Management Sdn Bhd
26th Floor, Menara Maybank
100 Jalan Tun Perak
50050 Kuala Lumpur

Mayban Unit Trust Berhad
Level 12, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban Investment Management Sdn Bhd
Level 13, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

FINANCE

Aseamlease Bhd
14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Aseam Credit Sdn Bhd
14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

INSURANCE

Mayban Fortis Holdings Berhad
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban General Assurance Berhad
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban Life Assurance Bhd
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban Life International (Labuan) Ltd
Level 16 (B), Main Office Tower
Financial Park Labuan
Jalan Merdeka, 87000
Wilayah Persekutuan Labuan

Mayban Takaful Bhd
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

STOCKBROKING

Mayban Securities Sdn Bhd
Level 8, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

TRUSTEE SERVICES

Mayban Trustees Bhd
34th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

General Announcement
Reference No **CU-050905-58277**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**06/09/2005**

Type	:	**Announcement**
Subject	:	**MALAYAN BANKING BERHAD ("Maybank" or "the Company")** **- Proposed Amendments To The Memorandum And Articles Of Association Of Maybank**

Contents :

On behalf of Maybank, Aseambankers Malaysia Berhad is pleased to announce that Bank Negara Malaysia ("BNM") had vide its letter dated 5 September 2005 (which was received on 6 September 2005), approved certain proposed amendments to Maybank's Memorandum and Articles of Association.

In line with Section 67A of the Companies Act, 1965 which allows a public company to purchase its own shares, these proposed amendments to Maybank's Memorandum and Articles of Association would facilitate such a purchase should the Company propose to undertake a share buy-back exercise.

Notwithstanding the above, the proposed amendments to Maybank's Memorandum and Articles of Association would be subject to the approval of the Company's shareholders at an extraordinary general meeting to be convened.

This announcement is dated 6 September 2005.



Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **15/09/2005 06:33:07 PM**
Reference No **MB-050915-29050**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mahiram Husin**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Notice of 45th Annual General Meeting

* **Contents :-**

Maybank wishes to announce that the Forty Fifth Annual General Meeting ("AGM") of Maybank will be held at Mahkota II, Ballroom Level, Hotel Istana, 73, Jalan Raja Chulan, 50200 Kuala Lumpur on Saturday, October 8, 2005 at 11.30 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the Notice of AGM dated September 16, 2005 ("the Notice"). A copy of the Notice is attached herewith.

This announcement is dated September 15, 2005.



Notice of AGM1..rtf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

NOTICE OF 45TH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 45th Annual General Meeting (AGM) of the Shareholders of Malayan Banking Berhad (3813-K) (Maybank) will be held at Mahkota II, Ballroom Level, Hotel Istana, 73, Jalan Raja Chulan, 50200 Kuala Lumpur on Saturday, 8 October 2005 at 11.30 a.m. for the purpose of transacting the following Business:-

AS ORDINARY BUSINESS

1.	To receive the Reports of the Directors and Auditors and the Audited Financial Statements the financial year ended 30 June 2005.	Resolution 1
2.	To declare a final dividend of 25 sen per share less 28% income tax and a special dividend of 35 sen per share less 28% income tax for the financial year ended 30 June 2005 as recommended by the Board.	Resolution 2
3.	To re-elect the following directors who are retiring by rotation in accordance with Articles 96 and 97 of the Articles of Association of Maybank (the Company) and being eligible have offered themselves for re-election:-	
	(i) Tan Sri Mohamed Basir bin Ahmad;	Resolution 3
	(ii) Mohammad bin Abdullah; and	Resolution 4
	(iii) Datuk Abdul Rahman bin Mohd Ramli	Resolution 5
4.	To re-elect the following director who is retiring in accordance with Article 100 of the Articles of Association of Maybank and being eligible has offered herself for re-election:-	
	(i) Datuk Zainun Aishah binti Ahmad	Resolution 6
5.	To consider and if thought fit, pass the following Resolution in accordance with Section 129(6) of the Companies Act, 1965:-	
	"That the following directors retiring in accordance with Section 129 of the Companies Act, 1965 be and are hereby re-appointed as directors of the Company to hold office until the next AGM:-	
	(i) Dato' Richard Ho Ung Hun; and	Resolution 7
	(ii) Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali."	Resolution 8

6. To approve the directors' fees of RM734,386.31 in respect of the financial year ended 30 June 2005. — Resolution 9

7. To re-appoint Messrs. Ernst & Young as Auditors of Maybank to hold office until the conclusion of the next AGM in the year 2006 and to authorise the Board to fix their remuneration. — Resolution 10

AS SPECIAL BUSINESS

8. To consider and if thought fit, to pass the following Ordinary Resolution:- — Resolution 11

   "That pursuant to Section 132D of the Companies Act, 1965, the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next AGM and upon such terms and conditions and for such purposes and to such person or persons as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed 10 per centum (10%) of the issued share capital of the Company for the time being, subject always to the approvals of all the relevant regulatory authorities being obtained for such issue and allotment."

Notice of Dividend Entitlement and Closure of Books

NOTICE IS HEREBY GIVEN that subject to the approval of the shareholders at the AGM to be held on 8 October 2005, a final dividend of 25 sen per share less 28% income tax and a special dividend of 35 sen per share less 28% income tax for the financial year ended 30 June 2005 will be paid on 23 November 2005 to shareholders registered in the Register of Members at the close of business on 9 November 2005.

NOTICE IS HEREBY GIVEN that the Register of Members will be closed from 10 November 2005 to 11 November 2005, for the determination of shareholders' entitlements to the final dividend.

A depositor shall qualify for the entitlements to the final dividend only in respect of:-

a. Shares deposited into the Depositors' Securities Accounts before 12.30 p.m on 7 November 2005 (in respect of shares exempted from mandatory deposit).

b. Shares transferred to the Depositors' Securities Accounts in respect of ordinary transfers before 4.00 p.m on 9 November 2005.

c. Shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

By Order of the Board,

MAHIRAM HUSIN
LS007885
Company Secretary

Kuala Lumpur
16 September 2005

Notes

1. The right of foreigners to vote in respect of securities is subject to Section 41(2) of the Securities Industry (Central Depositories) Act, 1991, the Securities Industry (Central Depositories) (Foreign Ownership) Regulations, 1996 and the Articles of Maybank.

2. A member entitled to attend and vote at the 45th AGM is entitled to appoint a proxy to attend and on a show of hands or on a poll, to vote instead of him. A proxy shall be a member of the Company, an Advocate, an approved company Auditor or a person approved by the Companies Commission of Malaysia.

3. Form of Proxy of a corporation shall be given under its Common Seal.

4. Duly completed Form of Proxy must be deposited at 14th Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, by 6 October 2005 at 11.30 a.m.

5. For a Form of Proxy executed outside Malaysia, the signature must be attested by a Solicitor, Notary Public, Consul or Magistrate.

6. For scripless shareholders, only members registered in the record of Depositors on or before 12.30 p.m on 5 October 2005 shall be eligible to attend the AGM.

7. **EXPLANATORY NOTE ON SPECIAL BUSINESS**

   The proposed Ordinary Resolution 11 if passed, is to give the directors of the company flexibility to issue and allot shares for such purposes as the directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting. This authority will expire at the next AGM of the Company.

8. **Bursa Malaysia Securities Berhad's Listing Requirements**

   Pursuant to Paragraph 8.28(2) of the Bursa Malaysia Securities Berhad's Listing Requirements, appended hereunder are:-

   8.1 Details of Directors standing for re-election as in Agenda 3, 4 and 5 of the Notice of the AGM are set out in the Directors' Profile appearing in the Annual Report.

8.2 For the financial year ended 30 June 2005, a total of 17 meetings were held. Details of attendance at Board Meetings held in the financial year ended 30 June 2005 being as follows:-

Name of Director	No. of Meetings Attended
Tan Sri Mohamed Basir bin Ahmad	14/17
Dato' Richard Ho Ung Hun	16/17
Datuk Amirsham A Aziz	16/17
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	15/17
Mohammad bin Abdullah	13/17
Haji Mohd Hashir bin Haji Abdullah	17/17
Teh Soon Poh	16/17
Datuk Abdul Rahman bin Mohd Ramli	17/17
Dato' Mohammed Hussein	15/17
Tan Sri Dato' Megat Zaharuddin bin Megat Mohd Nor	17/17
Md Agil bin Mohd Natt (Appointed with effect from 4.9.2004)	13/14
Hooi Lai Hoong (Retired with effect from 3.9.2004)	2/3

8.3 The dates, time and place of the meetings held:-

Meeting Dates	Time	Place
22.7.2004	2.30 p.m.	Kuala Lumpur
27.8.2004	2.30 p.m.	Kuala Lumpur
30.8.2004	2.30 p.m.	Kuala Lumpur
24.9.2004	9.00 a.m.	Johor Bahru
4.10.2004	2.30 p.m.	Kuala Lumpur
29.10.2004	9.00 a.m.	Kuala Lumpur
8.11.2004	4.30 p.m.	Kuala Lumpur
25.11.2004	10.00 a.m.	Kuala Lumpur
17.12.2004	2.45 p.m.	Singapore
27.1.2005	10.00 a.m.	Kuala Lumpur
18.2.2005	4.30 p.m.	Kuala Lumpur
25.2.2005	9.30 a.m.	Kuala Lumpur
24.3.2005	10.00 a.m.	Kuala Lumpur
29.4.2005	9.30 a.m.	Manila, Philippines
10.5.2005	4.00 p.m.	Kuala Lumpur
31.5.2005	2.30 p.m.	Kuala Lumpur
30.6.2005	10.00 a.m.	Kuala Lumpur



Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **MALAYAN BANKING** on **26/08/2005 05:30:20 PM**
Reference No **MB-050826-55315**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mahiram Husin/Asiah Jaafar**
*	Designation	: **Company Secretary/Registrar**

* Entitlement date :**09/11/2005**

* Entitlement time :**05:00:00 PM**

* Entitlement subject :**Final Dividend**

* Entitlement description

Final Dividend of 25 sen per share less tax 28% and a Special Dividend of 35 sen per share less tax 28%

Period of interest payment : to

Financial Year End :**30/06/2005**

Share transfer book & register of members will be closed from :**10/11/2005** to **11/11/2005**

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Share Registration
14th Floor Menara Maybank
100 Jalan Tun Perak
50050 Kuala Lumpur

Payment date :**23/11/2005**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**09/11/2005**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**07/11/2005**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.6**

Remarks

General Announcement
Reference No **CU-050826-43389**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**26/08/2005**

Type	:	**Announcement**
Subject	:	**MALAYAN BANKING BERHAD ("Maybank" or the "Company")** **Request For Suspension Of Trading**

Contents :

On behalf of Maybank, Aseambankers Malaysia Berhad wishes to announce that the Company had on 26 August 2005, requested for a suspension of trading of its securities from 9.00 a.m. on 29 August 2005 to 5.00 p.m. on 29 August 2005.

The Company intends to make an announcement of a material transaction on 29 August 2005 in respect of the acquisition of equity interest in MNI Holdings Berhad by Maybank and/or its subsidiary, Mayban Fortis Holdings Berhad, from Permodalan Nasional Berhad ("PNB") and Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera ("ARN-ASB"). The abovementioned material transaction will be subject to approvals from the Company's shareholders and the relevant authorities including inter-alia, Bank Negara Malaysia.

This announcement is dated 26 August 2005.

General Announcement
Reference No **CU-050825-63618**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**26/08/2005**

Type	:	**Announcement**
Subject	:	**MALAYAN BANKING BERHAD ("Maybank" or the "Company")**

Contents :

The Board of Directors of Maybank wishes to announce that it has obtained approval from Bank Negara Malaysia to commence negotiations with Permodalan Nasional Berhad ("PNB") and Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera ("ARN-ASB") for the proposed acquisition by Maybank and/or its subsidiary, Mayban Fortis Holdings Berhad ("Mayban Fortis"), of PNB and ARN-ASB's equity interests in MNI Holdings Berhad.

The above approval is preliminary and final regulatory approval would be needed for Maybank and/or its subsidiary, Mayban Fortis, PNB and ARN-ASB to enter into any subsequent agreement. Maybank will keep Bursa Malaysia Securities Berhad informed of further developments in respect of the above matter.

This announcement is dated 26 August 2005.

General Announcement
Reference No **CU-050829-56404**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**29/08/2005**

Type : **Announcement**

Subject : **MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")**

PROPOSED ACQUISITIONS BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), WHICH IS 70%-OWNED BY MAYBANK AND 30%-OWNED BY FORTIS INTERNATIONAL N.V. ("FORTIS"), OF:

(A) 21,721,234 ORDINARY SHARES OF RM1.00 EACH REPRESENTING APPROXIMATELY 7.68% OF THE ISSUED AND PAID UP SHARES CAPITAL OF MNI HOLDINGS BERHAD ("MNIH") FROM PERMODALAN NASIONAL BERHAD ("PNB"); AND

(B) 188,339,262 ORDINARY SHARES OF RM1.00 EACH REPRESENTING APPROXIMATELY 66.56% OF THE ISSUED AND PAID UP SHARES CAPITAL OF MNI FROM AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD - SKIM AMANAH SAHAM BUMIPUTERA ("ARN-ASB")

COLLECTIVELY REFERRED TO AS THE "PROPOSED MNIH ACQUISITION")

Contents :

1. INTRODUCTION

We refer to the announcement on 26 August 2005 by Aseambankers Malaysia Berhad ("Aseambankers") on behalf of Maybank in relation to the approval from Bank Negara Malaysia ("BNM") vide its letter dated 25 August 2005, for Maybank and/or its subsidiary, Mayban Fortis, to commence negotiations with PNB and ARN-ASB (collectively, the "Vendors") in respect of the Proposed MNIH Acquisition. By way of correspondence dated 26 August 2005, BNM authorised the execution of a conditional agreement in relation to the Proposed MNIH Acquisition between the relevant parties.

Pursuant to the above, on behalf of the Board of Directors of Mayban Fortis, Aseambankers is pleased to announce that Mayban Fortis has on 29 August 2005 entered into a conditional Sale of Shares Agreement ("SSA") with the Vendors for the aggregate acquisition of 210,060,496 ordinary shares of RM1.00 each in MNIH ("MNIH Shares") representing approximately 74.24% of the existing issued and paid-up share capital of MNIH, for a cash consideration of RM4.02 per MNIH Share ("Purchase Consideration") totaling approximately RM844,443,194.

2. DETAILS OF THE PROPOSED MNIH ACQUISITION

2.1 Background Information On MNIH

Incorporated in Malaysia under the Companies Act, 1965 on 18 May 1973, MNIH is an investment holding company with subsidiaries principally involved in the underwriting of life assurance and all classes of general insurance business, including offshore general reinsurance, family and general takaful business and offshore life insurance business.

The details of MNIH's operating subsidiaries are as follows:-

Name of company	MNIH's effective interest (%)	Principal activities
Subsidiary companies of MNIH:		
Malaysia National Insurance Berhad ("MNIB")	98.6	Underwriting of life insurance and all classes of general insurance business
Subsidiary companies of MNIB:		
Takaful Nasional Sdn Berhad ("TNSB")	80.0	Underwriting of family and general takaful business
MNI Offshore Insurance (L) Ltd.	100.0	Offshore general reinsurance business and the provision of bureau services to offshore reinsurers in the Federal Territory of Labuan
MNI Life International (L) Ltd.	100.0	Offshore life insurance business
Double Care Sdn. Bhd.	100.0	Investment holding

MNIH was listed on the Main Board of Bursa Securities on 16 December 1981. The present authorised share capital of MNIH is RM600,000,000 comprising 600,000,000 ordinary shares of RM1.00 each. MNIH's issued and paid-up share capital as at 30 June 2005 is RM282,945,725 comprising 282,945,725 ordinary shares of RM1.00 each.

The audited consolidated net tangible assets ("NTA") of MNIH for the financial year ended ("FYE") 31 March 2005 was RM1,137.01 million, while the consolidated profit after taxation for the same period was RM83.07 million.

(Source : MNIH Annual Report 2005)

2.2 Salient Terms Of The SSA

The salient terms of the SSA are as follows: -

(a) Subject to the SSA becoming unconditional pursuant to its terms set out thereto, the parties to the SSA agree that the Vendors shall sell to Mayban Fortis and Mayban Fortis shall purchase from the Vendors, on a willing buyer willing seller basis, the Sale Shares (as defined in Section 2.3 herein) free from all encumbrances together with all rights attached thereto together with all dividends and distributions declared paid or made in respect thereof on and after the completion date of the SSA.

(b) Mayban Fortis is only obligated to complete the purchase of any of the Sale Shares if the purchase of all of the Sale Shares is completed simultaneously and not part thereof.

(c) Subject to the terms and conditions set out in the SSA, the Purchase Consideration to be paid by Mayban Fortis to the Vendors or to such other party or parties as may be instructed by the Vendors in writing, shall be a cash sum representing ten percent (10%) of the Purchase Consideration, as deposit, upon execution of the SSA with the balance Purchase Consideration payable on the date of completion.

(d) The SSA is conditional upon the following:

(i) the approval of the Minister of Finance, through BNM;
(ii) the approval of the Foreign Investment Committee ("FIC");
(iii) the approval of the shareholders of Mayban Fortis and Maybank;
(iv) the satisfactory results of a due diligence exercise by Mayban Fortis to the mutual satisfaction of Mayban Fortis and the Vendors; and
(v) if required, Bursa Malaysia Securities Berhad ("Bursa Securities") as the acquisition of the Sale Shares is to be completed by way of a direct business trade under the Rules of Bursa Securities relating to direct business.

(e) In the event that the conditions precedent are not obtained or fulfilled within three (3) months from the date of the SSA or such other later date as may be reasonably required and mutually agreed upon in writing between the parties despite all reasonable efforts by the parties, then the SSA shall lapse and be of no further effect and in such event, the deposit shall be treated in such manner provided in the SSA.

(f) The SSA will proceed towards completion on the seventh (7th) business day from the date all conditions precedent have been met by way of a direct business trade under the Rules of Bursa Securities relating to direct business. A mutual stockbroker will be appointed by the parties to the SSA.

(g) Other terms and conditions customary for transactions of this like and nature.

2.3 Basis For The Purchase Consideration

The Vendors have agreed to sell to Mayban Fortis their respective equity interests in MNIH, totaling 210,060,496 MNIH Shares ("Sale Shares"), representing approximately 74.24% of the existing issued and paid-up share capital of MNIH for a cash consideration of RM4.02 per MNIH Share totaling RM844,443,194.

Vendors	No. of MNIH shares held as at 30 June 2005	% of MNIH's existing issued and paid-up share capital
PNB	21,721,234	7.68
ARN-ASB	188,339,262	66.56
TOTAL	**210,060,496**	**74.24**

The Purchase Consideration was arrived at on a willing buyer-willing seller basis after taking into consideration the consolidated audited net tangible assets ("NTA") of MNIH as at 31 March 2005, the market price of MNIH Shares, and the future business growth and prospects of MNIH.

For illustration purposes, the Purchase Consideration which is approximately 1.00 time MNIH's consolidated audited NTA per share as at 31 March 2005, also represents a premium of RM1.01 or 33.55% to the weighted average price per MNIH Share for the five (5) day period up to 25 August 2005 (being the last trading day prior to the date of this announcement) of RM3.01 *(Source : Bloomberg)*. In addition, the Purchase Consideration also represents a premium of RM1.18 or approximately 41.55% to the weighted average price per MNIH Share for the one (1) month period up to 25 August 2005 of RM2.84 *(Source : Bloomberg)*.

Upon the approval of BNM, the Vendors and Mayban Fortis had entered into the SSA in respect of the Proposed MNIH Acquisition, which will be conditional upon, inter alia, the relevant regulatory approvals, satisfactory due diligence and other condition precedents being obtained or satisfied.

2.4 Source of Funding

Mayban Fortis intends to finance the Proposed MNIH Acquisition via its existing cash reserves and further injection of funds from its shareholders, namely Maybank and Fortis.

2.5 Liabilities To Be Assumed

Apart from the liabilities stated in the balance sheets of MNIH, Mayban Fortis will not assume any liabilities pursuant to the Proposed MNIH Acquisition.

3. BACKGROUND INFORMATION ON THE VENDORS

3.1 PNB

PNB is a public company incorporated in Malaysia on 17 March 1978, and currently has an authorised share capital of RM200,000,000 divided into 200,000,000 ordinary shares of RM1.00 each, of which 100,000,000 ordinary shares have been issued and are fully paid-up. The ultimate holding company of PNB is Yayasan Pelaburan Bumiputera, a company incorporated in Malaysia and limited by guarantee. PNB is an investment institution with a diversified portfolio of interest that includes unit trusts, institution property trust, property management and asset management.

(Source : PNB)

3.2 Background Information on ARN-ASB

Amanah Raya Berhad is the trustee to Skim Amanah Saham Bumiputera ("ASB") and is the holding company of Amanah Raya Nominees (Tempatan) Sdn Bhd ("ARN"), a company incorporated in Malaysia under the Companies Act, 1965. ARN is the custodian for ASB.

ASB was constituted in Malaysia as a unit trust fund under the Trust Deed dated 21 October 1989, and all supplemental deeds relating thereto. The management company of ASB is Amanah Saham Nasional Berhad, which is a wholly-owned subsidiary of PNB. PNB is the Investment Manager of ASB, which relationship is governed by an Investment Management Agreement dated 14 May 2001.

(Source : PNB)

4. BACKGROUND INFORMATION ON MAYBAN FORTIS

Mayban Fortis, formerly known as Mayban Assurance Berhad, was formed as a joint venture between Maybank and Fortis, whereby Fortis acquired a 30% equity interest in Maybank's life and non-life insurance businesses. Mayban Fortis is an investment holding company with subsidiaries principally involved in the general insurance business, the life insurance business, the offshore life insurance business and family and general takaful business.

The present authorised share capital of Mayban Fortis is RM500,000,000 comprising 500,000,000 ordinary shares of RM1.00 each of which 170,570,000 ordinary shares of RM1.00 each have been issued and fully paid-up as at 30 June 2005.

5. IMPLICATIONS OF THE MALAYSIAN CODE ON TAKE-OVERS AND MERGERS, 1998 ("THE CODE")

Following the successful completion of the Proposed MNIH Acquisition, Mayban Fortis will hold 74.24% of the voting shares in MNIH. Pursuant to Section 33A of the Securities Commission Act 1993 and Section 6 of the Code, Mayban Fortis and its parties acting in concert (if any) will be required to undertake an unconditional Mandatory General Offer ("MGO") for the remaining MNIH Shares not already owned by Mayban Fortis.
Additionally, pursuant to Practice Note 2.2 of the Code in respect of an acquisition of a company through an upstream entity, Mayban Fortis will be required to undertake an unconditional MGO for the remaining shares in MNIB, a 98.60%-owned subsidiary of MNIH, not already owned by MNIH upon the completion of the Proposed MNIH Acquisition.

It is the intention of Mayban Fortis to delist MNIH from the Official List of Bursa Malaysia Securities Berhad pursuant to the completion of the Proposed MNIH Acquisition (and the consequent MGOs).

6. RATIONALE FOR THE PROPOSED MNIH ACQUISITION

Maybank's ambition is to become the leading financial solutions provider committed to meeting and exceeding customer expectations in the target markets and countries it serves and the market leader in all of its core businesses. Maybank's core businesses are banking & finance, investment banking, insurance and takaful.

The insurance sector has demonstrated positive growth momentum in the past years, driven in part by relatively low market penetration and the per capita spending on insurance is increasing. In view of the favourable growth prospects of the insurance sector, the enlarged Mayban Fortis group of companies that includes MNIH ("Enlarged Mayban Fortis Group") will greatly benefit from the strengthening of their combined positions in the expanding domestic insurance market.

Currently, MNIH has an agency force with extensive businesses in insurance and takaful from the corporate and government sectors whilst Mayban Fortis is widely regarded as the most successful bancassurance operator in Malaysia.

The Proposed MNIH Acquisition will benefit Mayban Fortis and MNIH by providing both entities with a wider mutual customer base and enhanced market reach through the resulting multi-channel distribution capability. The enlarged customer base will further equip the Enlarged Mayban Fortis Group with the scope and scale to compete more vigorously. Mayban Fortis may also leverage on the expertise of Fortis in multi-channel distribution management and the development of new products and risk management capabilities.

The Proposed MNIH Acquisition would significantly increase Maybank's participation in the insurance sector, and further diversify the bank's non-interest income base. The Proposed MNIH Acquisition will serve to strengthen Maybank's position in the domestic insurance industry and is a major step towards realising the Maybank Group's ambition to be the market leader in the insurance and takaful business.

A strong partnership between Maybank and its partner Fortis, established since 2001, serves as a strong foundation to create the leading insurance group in the country. Fortis is an international financial services provider active in the fields of banking and insurance headquartered in Belgium and the Netherlands.
The enlarged insurance group is expected to achieve greater economies of scale, more efficient use of capital as well as creating operating synergies, which should translate into enhanced revenue generating capabilities, and ultimately, enhanced shareholders' value.

In addition, the Proposed MNIH Acquisition is in line with BNM's Financial Sector Master Plan to consolidate and create stronger local insurance players for eventual financial deregulation in the future.

7. FINANCIAL EFFECTS OF THE PROPOSED MNIH ACQUISITION

7.1 Share Capital

The Proposed MNIH Acquisition will not have any effect on the issued and paid-up share capital of Maybank, as Mayban Fortis will satisfy the Purchase Consideration entirely in cash.

7.2 NTA

The Proposed MNIH Acquisition is not expected to have any effect on the proforma consolidated audited NTA of the Maybank Group as at 30 June 2005 due to the following:

(a) there is no goodwill arising from the Proposed MNIH Acquisition as the Purchase Consideration is at MNIH's consolidated audited NTA per share as at 31 March 2005; and
(b) there is no issuance of new equity in Maybank as the Purchase Consideration is to be satisfied in cash.

7.3 Earnings

The Proposed MNIH Acquisition is not expected to have any material impact on the earnings of the Maybank Group for the financial year ending 30 June 2006. However, the successful completion of the Proposed MNIH Acquisition is expected to have a positive impact on the future earnings of the Group.

7.4 Substantial Shareholders

As the Purchase Consideration will be satisfied entirely in cash, the Proposed MNIH Acquisition will not have any effect on the substantial shareholders' shareholdings in Maybank.

8. APPROVALS REQUIRED

The Proposed MNIH Acquisition is subject to the following approvals being obtained:-

(i) the Minister of Finance, Malaysia, through BNM;

(ii) the FIC pursuant to the FIC's Guidelines On The Acquisition Of Interests, Mergers And Take-Overs By Local And Foreign Interests; and
(iii) the shareholders of Maybank (at an extraordinary general meeting ("EGM") to be convened) and Mayban Fortis.

9. PROSPECTS

With the more robust growth in global trade and domestic demand, the momentum of economic growth in Malaysia, which began in the second half of 2003, gathered pace in 2004. Real gross domestic product ("GDP") increased by 7.1% in 2004 (2003: 5.3%), the fastest growth since 2000.

The improvement in the economy was reflected by positive growth across all sectors except construction. The main drivers of growth were the manufacturing, services and primary commodities sector. The services sector recorded a stronger expansion of 6.7% in 2004. The growth in the finance, insurance, real estate and business services sub-sector was underpinned by higher bank lending, stronger performance in the insurance industry, greater activity in the real estate market and higher turnover in the capital market.

(BNM Annual Report 2004)

The insurance industry maintained its growth momentum in 2004. With a growing level of risk awareness among Malaysians and rising income levels, demand for medical and health insurance as well as life insurance plans remained strong. Strong demand for life insurance, particularly in investment-linked insurance, sustained overall growth at double digit levels. This was despite the slower growth in the general sector following a second year of premium rate corrections after significant rate increases in 2001-2002. The combined premium income grew by 17.2%, significantly exceeding the growth in 2003. Importantly, growth in 2004 was accompanied by a further strengthening of the industry's solvency position, continued profitability and improved technical fundamentals in terms of investment structures and underwriting practices.

Domestic insurers continued to make substantive progress in performance improvements during the year. This was reflected in the new business growth rate achieved by domestic insurers and their higher combined market share in the life sector. Of greater importance were the structural improvements in the market that followed. The level of market concentration in the life sector has been progressively reduced, reflecting a significantly more competitive industry than has ever prevailed in its history. The highly successful penetration of bancassurance by domestic insurers has evolved a more diversified distribution system. Internal capacities of insurers have also been strengthened with greater investments made, notably in technology, to enhance productive capacity, encourage innovation, increase efficiency and improve service levels. These developments have significantly enhanced prospects for more balanced and sustainable growth in the industry. It has also improved solutions for consumers in terms of both access to and choices for a greater diversity of products and service providers available to choose from.

Combined premium income as a percentage of nominal Gross National Product ("GNP") increased to 5.2% (2003 : 5.1%), while the market penetration rate was also higher at 37.9% (2003 : 36.8%), underscoring its growing importance within the economy in promoting economic activity and individual financial well-being.

(BNM Insurance Annual Report 2004)

10. RISK FACTORS

Insurance companies are subject to various business and commercial risk factors inherent in the insurance business. These include but are not limited to factors such as the socio-economic situation of Malaysia, interest rates, business and credit conditions, the development of the insurance industry, competition from other local insurers as well as from foreign-owned insurers, natural disasters and changes in government legislation. MNIH and its subsidiary companies ("MNIH Group") and Mayban Fortis are subject to the abovementioned risk factors inherent in the insurance industry. Additionally, as the insurance industry is governed by the Insurance Act, 1996, the Insurance Regulations, 1996, and the Takaful Act, 1984, insurance companies operate their businesses pursuant to the licences granted by the Minister of Finance. They are consequently required to comply with various provisions under the Insurance Act, 1996, the Insurance Regulations, 1996 and the Takaful Act, 1984 including directives and guidelines prescribed by BNM. Changes in laws, regulations or BNM policies could affect the Enlarged Mayban Fortis Group's business activities and those of its competitors.

Insurance companies are also exposed to underwriting risks which include the risk of incurring higher claims costs than expected owing to the random nature of claims, their frequency and severity as well as the risk of change in legal or economic conditions of insurance or reinsurance cover. This may result in insurance companies having either received insufficient premium to cover for the risks it has agreed to underwrite and may have insufficient funds to invest and pay claims, or that claims are in excess of those expected.

The Maybank Group, and in particular, Mayban Fortis is also subject to similar business and commercial risk factors of the insurance industry experienced by that of the MNIH Group. As such, the existing shareholders of Maybank may already be aware of the abovementioned risk factors associated with the insurance industry.

The risks associated with the Proposed MNIH Acquisition in addition to the insurance industry risks are the business integration risks, the risk of not being able to fully realise the expected business synergies, as well as the uncertainties in the third party bancassurance relationships. Upon completion of the Proposed MNIH Acquisition, Mayban Fortis will undertake the necessary efforts to mitigate the various risks and ensure that a proper integration exercise and management structure will be put in place to ensure successful integration. However, no assurance can be made that any or all of the above risk factors will not have a material adverse effect on its business performance or prospects.

11. DIRECTORS AND MAJOR SHAREHOLDERS' INTERESTS

Save as disclosed below, none of the other Directors or major shareholders of Maybank, or persons connected to them, has any interest, direct or indirect, in respect of the Proposed MNIH Acquisition:

11.1 Interested Major Shareholders

Both the vendors are major shareholders of Maybank. As such, both PNB and ARN-ASB are deemed interested in the Proposed MNIH Acquisition, and will therefore abstain from voting on the Proposed MNIH Acquisition in respect of their shareholdings, direct or indirect, at the forthcoming EGM of Maybank to be convened. The Vendors shall also ensure that persons connected to them (if any) will also abstain from voting in respect of their direct and indirect shareholdings on the resolution for the Proposed MNIH Acquisition.

11.2 Interested Directors

Tan Sri Mohamed Basir bin Ahmad, the Chairman and Non-Independent Non-Executive Director of Maybank is a nominee Director of PNB. As such, he is deemed interested in the Proposed MNIH Acquisition. He has accordingly abstained and will continue to abstain from deliberating and voting at the relevant board meetings of Maybank in respect of the Proposed MNIH Acquisition. He will also abstain from voting in respect of his shareholdings in Maybank (if any), whether direct or indirect, on the Proposed MNIH Acquisition at the EGM of Maybank to be convened. He will also ensure that persons connected to him (if any) will also abstain from voting in respect of their direct and indirect shareholdings on the resolution for the Proposed MNIH Acquisition.

Datuk Abdul Rahman bin Mohd Ramli is a Non-Independent Non-Executive Director of Maybank, a Director on the board of MNIB, a 98.60%-owned subsidiary of MNIH and the Chairman of TNSB, a 80%-owned subsidiary of MNIB. As such, he is deemed interested in the Proposed MNIH Acquisition. He has accordingly abstained and will continue to abstain from deliberating and voting at the relevant board meetings of Maybank in respect of the Proposed MNIH Acquisition. He will also abstain from voting in respect of his shareholdings in Maybank (if any), whether direct or indirect, on the Proposed MNIH Acquisition at the EGM of Maybank to be convened. He will also ensure that persons connected to him (if any) will also abstain from voting in respect of their direct and indirect shareholdings on the resolution for the Proposed MNIH Acquisition.

Datuk Zainun Aishah binti Ahmad is a Non-Independent Non-Executive Director of Maybank and a Nominee Director of PNB. As such, she is deemed interested in the Proposed MNIH Acquisition. She has accordingly abstained and will continue to abstain from deliberating and voting at the relevant board meetings of Maybank in respect of the Proposed MNIH Acquisition. She will also abstain from voting in respect of her shareholdings in Maybank (if any), whether direct or indirect, on the Proposed MNIH Acquisition at the EGM of Maybank to be convened. She will also ensure that persons connected to her (if any) will also abstain from voting in respect of their direct and indirect shareholdings on the resolution for the Proposed MNIH Acquisition.

12. APPOINTMENT OF AN INDEPENDENT ADVISER

In compliance with Paragraph 10.08 of Bursa Malaysia Securities Berhad's Listing Requirements, the independent members of Maybank's Board of Directors ("Board") have appointed Affin Merchant Bank Berhad as the independent adviser to advise the independent Directors and minority shareholders of Maybank as to whether the Proposed MNIH Acquisition is fair and reasonable and whether the transaction is to the detriment of the minority shareholders.

13. STATEMENT BY THE BOARD

The Board, save for Tan Sri Mohamed Basir bin Ahmad, Datuk Abdul Rahman bin Mohd Ramli and Datuk Zainun Aishah binti Ahmad, who are deemed interested in the Proposed MNIH Acquisition, after having considered all aspects of the Proposed MNIH Acquisition, are of the opinion that it is in the best interests of Maybank.

14. COMPLIANCE WITH THE SC'S POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES ("SC GUIDELINES")

There is no departure from the SC Guidelines in respect of the Proposed MNIH Acquisition.

15. ESTIMATED TIME FRAME FOR COMPLETION OF THE PROPOSED MNIH ACQUISITION

Barring any unforeseen circumstances, and subject to the approvals from the relevant authorities, the Proposed MNIH Acquisition is expected to be completed by the end of 2005.

16. DOCUMENTS FOR INSPECTION

A copy of the SSA is available for inspection at the Registered Office of the Company following the date of this announcement, from Mondays to Fridays (except public holidays), during normal business hours up to and including the date of the EGM to be convened.

This Announcement is dated 29 August 2005.